Exhibit 99.2

CIBC Annual Report 2021

CIBC’s purpose is to help make your ambition a reality

Who we are

CIBC is a leading North American financial institution committed to creating enduring value for all our stakeholders — our clients, team, communities and shareholders. We are guided by our purpose — to help make your ambition a reality, and our focus on creating a more secure, equitable and sustainable future through our environmental, social and governance (ESG) principles.

Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, our 45,000 employees provide a full range of financial products and services to 11 million personal banking, business, public sector and institutional clients in Canada, the U.S. and around the world.

Our strategy

In 2021, we continued to focus on building a modern, relationship-oriented bank. Through these efforts, we’re delivering superior client experience and top-tier shareholder returns while maintaining our financial strength, risk discipline and advancing our purpose-driven culture. Foundational to our progress is a consistent focus on three strategic priorities:

1.  Further strengthening our Canadian consumer franchise

2.  Maintaining and growing our resilient North American Commercial Banking, Wealth Management, and Capital Markets businesses

3.  Accelerating ongoing investments in growth initiatives

(1)  Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section of the management’s discussion and analysis (MD&A).

(2)  Calculated pursuant to Office of the Superintendent of Financial Institutions Office of the Superintendent of Financial Institutions (OSFI) Capital Adequacy Requirements (CAR) Guideline , which is based on Basel Committee on Banking Supervision (BCBS) standards.

This year we introduced a new brand that symbolizes our purpose and reflects our commitment to our clients and their ambitions. These changes include our bold and modern new logo that represents the transformative role we play in helping clients achieve their goals. It’s a fresh take on our first logo, which was crafted in 1966 to celebrate Canada’s centennial anniversary. It embraces our rich history while moving us further into the future.

Business mix (% reported net income) 2021 business mix 39% Canadian Personal and Business Banking 26% Canadian Commercial Banking and Wealth Management 14% U.S. Commercial Banking and Wealth Management 29% Capital Markets -8% Corporate and Other 2021 performance at a glance Reported revenue ($ billions) Reported earnings per share ($) Adjusted earnings per share(1) ($) Dividend ($/share) 18.6 18.7 20.0 19 20 21 11.19 8.22 13.93 19 20 21 11.92 9.69 14.47 19 20 21 5.60 5.82 5.84 19 20 21 (1) Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section of the MD&A.

Financial highlights For the year ended October 31 (Canadian $ in billions, except as noted) 2021 2020 Financial results Revenue 20.0 18.7 Provision for credit losses 0.2 2.5 Expenses 11.5 11.4 Reported/Adjusted net income(1) 6.4/6.7 3.8/4.4 Financial measures (%) Reported(2)/Adjusted efficiency ratio(1) 57.6/55.4 60.6/55.8 Reported(2)/Adjusted return on common shareholders’ equity (ROE)(1) 16.1/16.7 10.0/11.7 Net interest margin(2) 1.42 1.50 Total shareholder return 58.3 (5.9) Common share information Reported/Adjusted earnings per share(1) 13.93/14.47 8.22/9.69 Market capitalization 67.7 44.4 Dividends (%) Dividend yield 3.9 5.9 Reported(2)/Adjusted dividend payout ratio(1) 41.8/40.3 70.7/60.0 Net income by strategic business unit Canadian Personal and Business Banking(3) 2.5 1.8 Canadian Commercial Banking and Wealth Management 1.7 1.2 U.S. Commercial Banking and Wealth Management(3) 0.9 0.4 Capital Markets(3) 1.9 1.3 (1) Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section of the MD&A. (2) For additional information on the composition of these specified financial measures, see the “Glossary” section of the MD&A. (3) Certain prior period information has been revised. For additional information, see the “External reporting changes” section of the MD&A. Financial scorecard Target(1) 2021 reported results 2021 adjusted results(2) Diluted earnings per share (EPS) growth 5%–10% annually $13.93, up 69% from 2020 $14.47, up 49% from 2020 Return on equity (ROE) 15%+ 16.1% 16.7% Operating leverage(3) Positive 5.3%, an increase of 930 basis points from 2020 0.7%, an increase of 130 basis points from 2020 Basel III CET1 ratio Strong buffer to regulatory minimum 12.4% Dividend payout ratio 40%–50% 41.8% 40.3% Total shareholder return Outperform the S&P/TSX Composite Banks Index over a rolling five-year period CIBC – 91.9% Banks Index – 80.4% (1) Based on adjusted measures. Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section of the MD&A. (2) Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section of the MD&A. (3) For additional information on the composition of this specified financial measure, see the “Glossary” section of the MD&A.

Our commitment to ESG ESG strategy Ambitions in action We’re activating our resources to create positive change for our team, our clients, our communities and our planet, contributing to a more secure, equitable and sustainable future where everyone’s ambitions are made real. We are putting our ESG commitments into action by: Building integrity and trust We act with integrity and transparency to maintain the trust that clients have placed in us. Creating access to opportunities We partner to build equitable and resilient communities where ambitions are more attainable for all. Accelerating climate action We support solutions to address climate change, to help transition to a sustainable, lower carbon future. 2021 Highlights Building integrity and trust We continue to foster CIBC’s principles-based approach and align CIBC’s Code of Conduct (Code) to reflect changing business conditions. We have enhanced our Code to reinforce the importance of information security practices, and health and safety protocols; 100% of our team members completed ethical training on our Code(1). We consistently add to the layers of security in place to protect our clients, including new technology such as digital identity verification and voice biometrics to prevent fraud. Our investment in market-leading public cloud technology will reinforce and expand critical foundations in data protection and security and enable us to support faster, real-time, data-driven decisions, to quickly launch and scale new innovations for enhanced client experience. Creating access to opportunities We remained focused on actively supporting the growth ambitions of business owners, with $4.8 billion in new loan authorizations provided to small and medium-sized enterprises(2) in 2021, including a new banking program designed for Black-owned businesses that provides solutions, advice and resources tailored to their unique banking needs and includes access to expert advice through our Black Entrepreneurship Specialists team. Over 200,000 clients participated in our financial education seminars offered at no cost, over the past three years, helping them better understand options to secure their financial future with a focus on the unique needs of women, members of the LGBTQ+ community and Indigenous peoples. We are committed to engage 250,000 clients in financial education seminars and events over the next three years (2022–2024). Following the end of our fiscal year we announced the CIBC Foundation which will serve our commitment to create a more equitable society and help make ambitions real for communities. CIBC has made donations totalling $70 million in 2021 to launch the Foundation, with plans to grow to $155 million over time. Accelerating climate action In 2021, we announced our ambition to achieve net-zero greenhouse gas (GHG) emissions from our operations and financing activities by 2050. As part of this goal and as a leader in financing renewable energy initiatives, we also doubled our commitment to mobilizing sustainable finance to a target of $300 billion by 2030(3) as we play a role in accelerating the transition to a lower-carbon economy. In addition, we joined sustainability-focused industry partnerships, advisory bodies and research groups to contribute to market-led and public policy solutions to facilitate the transition to a low-carbon economy. In 2021, these included the Net-Zero Banking Alliance to collaborate on a global effort to combat climate change, the Partnership for Carbon Accounting Financials, an initiative developed by the financial industry to create a global standard to measure and disclose GHG emissions on loans and investments, as well as Canada’s Sustainable Finance Action Council, the Institute for Sustainable Finance, the Rocky Mountain Institute’s Center for Climate-Aligned Finance and Climate Engagement Canada. As strong believers in the value of commercially viable sustainability solutions, we joined with global banks to launch Project Carbon aimed at bringing liquidity and transparency to the carbon credit market, better enabling clients to achieve their net-zero targets. (1) Excludes the U.S. Commercial Banking and Wealth Management strategic business unit and FirstCaribbean International Bank Limited. (2) Small-sized enterprises are typically companies with revenue of less than $5 million and medium-sized enterprises are typically companies with revenue of more than $5 million but less than $20 million. (3) Sustainable financing largely relates to client activities that support, but are not limited to, renewable and emission-free energy, energy efficiency, sustainable infrastructure, affordable housing, green buildings, sustainability-linked financings and green financial products. The products offered by CIBC included in our mobilization commitment to support these client activities include loans and loan syndications, debt and equity underwritings, M&A advisory and hedging solutions, as well as principal investments. CIBC 2021 ANNUAL REPORT i

Our commitment to ESG 2021 ESG performance highlights In 2021, we built on our long-standing commitment to ESG as a cornerstone of how we operate and create value for our stakeholders. 10 Top 10 in financing for the renewable energy industry across North America(1) $4.8B in new loan authorizations to small and medium-sized enterprises (Canada)(2) 38% women in board-approved executive roles (Global) 89% Our employee engagement score exceeded the Willis Towers Watson Global Financial Services Norm(3) $132.7M invested in community organizations across Canada and the U.S.(4) 23% visible minorities in board-approved executive roles (Canada) Ranked A- among the top-tier of global banks for climate actions by CDP 100% of employees completed CIBC ethical training on our Code of Conduct(5) Underwriting bank and coordinating lead arranger for the Western Spirit Wind power projects, sponsored by Pattern Energy, the largest single-phase renewable power build out in U.S. history (1) North American Renewables League Tables by Inframation. (2) New loan authorizations in 2021 to small and medium-sized enterprises were comprised of $0.8 billion to small-sized enterprises and $4.0 billion to medium-sized enterprises. (3) Based on participation in our annual employee survey. Excludes FirstCaribbean International Bank Limited. (4) Includes corporate giving, including $70 million to CIBC Foundation, corporate sponsorships and employee giving and fundraising. (5) Excludes the U.S. Commercial Banking and Wealth Management strategic business unit and FirstCaribbean International Bank Limited. ii CIBC 2021 ANNUAL REPORT

Our commitment to ESG Client experience Our clients are important stakeholders in our bank. Helping to make their ambitions a reality is our shared purpose, and requires an investment in our team to ensure they have the tools and technology to help our clients plan for the future and achieve their goals. In 2021, our clients felt our commitment more than ever, as we demonstrated genuine care through the ongoing pandemic. Our team acted with integrity, transparency and agility to ensure our clients felt confident in trusting us with their banking during uncertain times. Our bank delivered the best year-over-year performance among its peers in our Net Promoter Score measured by the Ipsos Customer Satisfaction Index study. Our internal CIBC Enterprise Net Promoter Score (CX NPS) is a balanced weighting of internal net promoter scores from across our businesses. As of October 31, 2021, the CX NPS was 62.6. This represents a marginal (0.2 point) decrease from 2020 due to the inclusion of survey programs that were added to better reflect our clients’ experience across CIBC. We delivered further digital enhancements to our clients, enabling clients to stay connected to their finances and leverage insights into their spending to help keep their ambitions on track. Our clients now have access to innovative enhancements and value-added digital services like CIBC Insights, Virtual Assistant, and Digital Identity Verification for our Mobile Banking® App, which was ranked #1 in overall customer satisfaction by J.D. Power for the second year in a row. Financial planning and advice remains a core focus. Increasingly, clients are looking to the future and refocusing on their long-term ambitions. Tools like CIBC GoalPlanner™, a digitally enabled goal-setting platform, allow our Imperial Service advisors to better understand our clients’ ambitions, which has led to significantly higher client satisfaction among those clients who used the platform with their financial advisor. In an increasingly digital world, trust is essential. We continued to proactively invest in our cybersecurity defences and risk management practices to protect our clients’ data and ensure secure banking experiences. Our purpose-driven culture is reflected in feedback from our clients IVIVI HELLO TORONTO! “Louis and Johnny from CIBC have been extremely attentive to my needs as I’ve pursued my goal of opening this practice. During challenging economic times, they were willing to listen to my story. They believe in what I’m doing for my community.” Dr. Jason Adinata 416 Dentistry “Things happened that I didn’t see coming, and I got into debt. CIBC called me and offered guidance and help. I started to dig myself out of this hole — and now I have savings. I turned my life around.” Maya Cabello “It means a lot to help communities devastated by storms. We feel a sense of responsibility, knowing that our business supports livelihoods in our own community. As our business has grown and our financial needs have gotten more complex, it’s great knowing CIBC is on our team.” Tim Noble and Barrie Hall T&T Line Construction CIBC 2021 ANNUAL REPORT iii

Message from the President and Chief Executive Officer “Our CIBC Team will be the catalyst for accelerated growth as we carry our momentum into the years ahead. As we do, what will unite us every day is our purpose — to help make our clients’ ambitions a reality.“ Victor G. Dodig President and Chief Executive Officer In a year marked by the ongoing COVID-19 pandemic and resulting economic uncertainty, and vital conversations about inclusion and climate change, our CIBC team of 45,000-strong stepped up once again to provide leadership for our stakeholders. Our bank was there for our clients and for our communities in 2021. We invested in the tools available to our advisory team to help make our clients’ ambitions a reality. We joined the Net-Zero Banking Alliance, and furthered our commitment to sustainable financing for innovative solutions that enable clients to meet their own sustainability goals. And just after year end, we announced the launch of our new charitable foundation that will help build social and economic equality for underserved communities. We also delivered for shareholders, with strong growth driven by our execution against the priorities of our client-focused strategy, and fuelled by the investments we’ve made in our culture and our capabilities. Having established clear momentum in our business, we set out as a team to write the next chapter in the history of our bank, as we officially launched our new brand near the end of the year. Our new look connects our proud past to the present and the future, and is a symbol of our purpose. Our accomplishments this year and our ambitions for the future are made possible by our tremendous team across North America and around the world. Their professionalism and dedication are the foundation for everything we have accomplished. Our CIBC Team will be the catalyst for accelerated growth as we carry our momentum into the years ahead. As we do, what will unite us every day is our purpose — to help make our clients’ ambitions a reality. Business performance Our bank reported earnings in 2021 of $6.4 billion or $6.7 billion on an adjusted basis(1), up 70% and 50% from last year, respectively. These results were delivered through strong top-line performance driven by market share gains achieved by attracting new clients and deepening existing relationships across our bank. Our capital position remained very strong, with a CET1 ratio of 12.4%, underscoring the strength of our bank. In 2021, we established three clear priorities to grow our business. The first was to rejuvenate our Canadian consumer franchise, the second was to maintain and grow our resilient North American Commercial Banking, Wealth Management, and Capital Markets businesses, and the third was to accelerate our ongoing investments in growth initiatives into the future. (1) Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section of the MD&A. iv CIBC 2021 ANNUAL REPORT

Rejuvenating our Canadian consumer franchise In Canadian Personal and Business Banking, we established clear growth momentum thanks to our efforts to revitalize and strengthen this business, and we are pleased with our market share gains on both sides of the balance sheet. In 2021, we launched CIBC GoalPlannerTM, a digitally enabled goal-setting platform, allowing our Imperial Service advisors to better understand our clients’ ambitions. To date, over 224,000 clients have used the platform, generating positive feedback and resulting in deeper relationships as clients take advantage of the intuitive and interactive features of the platform to set goals and stay connected to their progress over time. Whether clients have experienced challenges resulting from the pandemic or are on strong footing and focused on growth, our team was there to help with personal advice enabled by digital tools. Our mortgage growth accelerated this year as we helped more Canadians achieve their ambition of home ownership through our national team of mortgage advisors and our banking centre teams. We delivered record net flows in our mutual fund business, reflecting our ability to help clients make progress on their long-term ambitions despite near-term challenges presented by the pandemic. We made significant progress in delivering a modern experience for our clients, as reflected in our client experience scores which are our best on record. And, we continued to lead the market in digital innovation for clients, winning the J.D. Power award for best mobile banking app among the major Canadian banks for a second consecutive year. We continue to look to the future as we invest in the growth of our Direct Financial Services business, which includes Simplii Financial and our Investor’s Edge self-directed brokerage. This business meets the needs of digital-savvy clients who prefer self-service options to deposit, move, and invest their money. We delivered double-digit revenue growth in this business through a continued focus on innovation and delivering fintech-like services to a growing client base. We made significant progress in delivering a modern experience for our clients, as reflected in our client experience scores which are our best on record. Revenue by Business Segment $8.15B Canadian Personal and Business Banking $4.67B Canadian Commercial Banking and Wealth Management $2.19B U.S. Commercial Banking and Wealth Management $4.52B Capital Markets Victor Dodig with NatWest Group Chief Executive Officer, Alison Rose, at the 2021 CIBC Sustainability Conference. CIBC 2021 ANNUAL REPORT v

Message from the President and Chief Executive Officer Our new brand is not a promise of something that we’re going to be — it’s a statement on the bank we’ve worked hard to become. The brand message of Ambitions made real is brought to life by the investments we’ve made across our bank. Maintaining and growing our resilient North American Commercial Banking, Wealth Management, and Capital Markets businesses The private economy recovered in 2021, on both sides of the border. While the pandemic continues to impact a number of industries, many commercial banking clients saw a much-improved year and have clear plans for growth over the medium and long term. Our bank continued to be there for clients experiencing challenges, but increasingly our conversations with clients were about the future — particularly in our growing Innovation Banking business. In Wealth Management, our business benefitted from strong collaboration with all areas of our bank, as referral momentum continued and we established more new client relationships for the long term. Our Capital Markets business continued to perform well by delivering for our clients, collaborating on growth opportunities across our bank, and furthering our growth in the U.S. market. Our continued focus on client relationships positioned us very well in a year with robust investment banking activity and strong trading volumes. Investing in growth initiatives for the future Right across our team, we believe strongly in the bank we’re building, and in one another. Despite the challenges and uncertainty in the economy as a result of the pandemic, we’ve remained steadfast in our commitment to investing for the future. As one example, we made a strategic investment in Loop Capital, a Chicago-headquartered financial services firm with deep relationships across the U.S. This investment furthers our ability to meet the needs of clients across strategic industries on both sides of the border, and is aligned with our approach to working with firms that share our client-focused culture and a commitment to inclusive economic growth. In Canada, we announced a new long-term agreement to become the exclusive issuer of Costco Mastercards, including the acquisition of the existing portfolio which serves millions of Canadians and has over $3 billion in outstanding balances. This will significantly grow and diversify our credit card portfolio in the everyday rewards category. Importantly, this agreement with Costco provides an opportunity to deepen relationships with new clients from across Costco’s large and growing member base, making this a strategically important investment for the coming years. We also established a strategic relationship with Microsoft, embracing a cloud-first approach and enhancing our resilience, efficiency and agility. We’ve made significant progress in modernizing our bank, and this agreement will accelerate those efforts. Writing a new chapter in our history with our new brand Through our investments in culture and our capabilities, we’ve become a different bank. In 2021, we set out on the next chapter in the growth story of CIBC as we unveiled our new brand. Our new brand is not a promise of something that we’re going to be — it’s a statement on the bank we’ve worked hard to become. The brand message of Ambitions made real is brought to life by the investments we’ve made across our bank. We are now a truly North American bank. The CIBC of today is one where our team collaborates across business lines and across borders for our clients, and one where we’re all guided by our purpose. Our new brand captures the significant growth and transformation of our bank in recent years, and signifies the next phase of growth in our long history. vi CIBC 2021 ANNUAL REPORT

Furthering our commitment to an inclusive, sustainable future We are focused on the future and recognize climate change is one of the greatest threats facing society. We continue to take real action to enable a lower carbon future for our stakeholders, including announcing our ambition to achieve net-zero GHG emissions from our operations and our financing activities by 2050. We also doubled our commitment to sustainable finance — increasing our target to $300 billion dollars by 2030(2), a significant contribution to making the sustainability ambitions of our clients a reality. And we joined the Net-Zero Banking Alliance, reinforcing the role our bank plays in financing the climate transition and giving us an opportunity to work alongside global peers to map out an inclusive path to combat climate change. Importantly, we are also taking action to deliver market-based solutions, enabling our clients to achieve their net-zero GHG ambitions. One example is Project Carbon, a new platform launched by CIBC in a joint effort with three other global banks, bringing clear and consistent pricing and standards to the voluntary carbon market. Simply put, it makes the carbon credit market more liquid and more accessible, which will make it easier for clients to make progress towards their net-zero commitments. We have also made progress against our commitment to make inclusion the cornerstone of our bank’s culture. We have established measurable goals that make our leaders accountable for helping to remove barriers experienced by members of the Black community, Indigenous peoples and other communities who continue to be underrepresented in financial services. I am also proud to serve for the second year as co-chair of the BlackNorth Initiative which catalyzes leaders across Corporate Canada to end anti-Black systemic racism. In 2021, CIBC has increased the representation of board-approved executives from the Black community from 2.6% to 2.9% and the representation of our Canadian workforce increased from 3.5% to 3.8%. We were named the leading company in Canada for gender equality and ranked 19th globally in Equileap’s fourth annual Gender Equality Global Report & Ranking, reflecting our long-term commitment to creating a workplace where all our team members can achieve their ambitions. Our bank also celebrated our 10th year as one of Canada’s Top 100 Employers, and we were also named a Top Employer for Young People as a result of our ability to attract and retain top talent. Investing in our communities As 2021 drew to a close, we readied for the launch of the CIBC Foundation, an important step in our ongoing efforts to support our communities. Created to help advance social and economic equality for underserved communities, the CIBC Foundation came into being just after year end. It builds on our bank’s charitable efforts to drive lasting change so that everyone can realize their ambitions. (2) Sustainable financing largely relates to client activities that support, but are not limited to, renewable and emission-free energy, energy efficiency, sustainable infrastructure, affordable housing, green buildings, sustainability-linked financings and green financial products. The products offered by CIBC included in our mobilization commitment to support these client activities include loans and loan syndications, debt and equity underwritings, M&A advisory and hedging solutions, as well as principal investments. ESG by the numbers Women on the Board of Directors 50% Clients engaged in financial education seminars and events 72,000 Total corporate and employee giving in 2021 $132.7M(3) New loan authorizations to small and medium-sized enterprises in 2021 $4.8B (3) Includes corporate giving, including $70 million to CIBC Foundation, corporate sponsorships and employee giving and fundraising. CIBC 2021 ANNUAL REPORT vii

Message from the President and Chief Executive Officer Our flagship fundraising events such as the CIBC Run for the Cure and CIBC Miracle Day will continue to be vital elements in how we give back and support our communities. We held these events virtually again this year and raised $7.6 million combined to go towards important causes in our communities related to cancer research and supporting a brighter future for children. Closing Our bank weathered the onset of the pandemic in 2020 thanks to an unrelenting focus on our clients. We advanced our growth strategy and worked to live our purpose in 2021 through our continued investments in initiatives that make a difference to our clients, team, communities and investors. We enter 2022 with a new brand, and a sense of anticipation. That commitment is reflected in our financial results and underpins our investments for the future — in our bank’s growth potential as well as in our communities as we strive to foster a more inclusive, sustainable economy. In reflecting on such an important year for our bank, I want to close by saying thank you to our incredible team. They are the face of our bank and they live our purpose every day. They have remained steadfast through a challenging time, and they are very much the driving force behind the bank we’ve become. The future is bright — for our stakeholders and for our bank. The next chapter in our bank’s history begins now, and we’re excited about what we can accomplish together. Victor G. Dodig President and Chief Executive Officer Executive Team 1 2 3 4 5 6 7 8 9 10 (from left to right, top to bottom): 1 – Victor G. Dodig President and Chief Executive Officer 2 – Shawn Beber Senior Executive Vice-President and Chief Risk Officer 3 – Michael G. Capatides Senior Executive Vice-President and Group Head, U.S. Region; President and CEO, CIBC Bank USA 4 – Harry Culham Senior Executive Vice-President and Group Head, Capital Markets and Direct Financial Services 5 – Laura Dottori-Attanasio Senior Executive Vice-President and Group Head, Personal and Business Banking, Canada 6 – Jon Hountalas Senior Executive Vice-President and Group Head, Commercial Banking and Wealth Management, Canada 7 – Christina Kramer Senior Executive Vice-President and Group Head, Technology, Infrastructure and Innovation 8 – Kikelomo Lawal Executive Vice-President and Chief Legal Officer 9 – Hratch Panossian Senior Executive Vice-President and Chief Financial Officer and Enterprise Strategy 10 – Sandy Sharman Senior Executive Vice-President and Group Head, People, Culture and Brand viii CIBC 2021 ANNUAL REPORT

Message from the Chair of the Board “Looking back on 2021, my first year as Chair of the Board, I am proud of how CIBC has supported clients, communities and team members through the second year of the COVID-19 pandemic.” Katharine B. Stevenson Chair of the Board Our top priorities are to ensure CIBC has the right strategy, the best talent and excellent risk management to pursue opportunities aligned with our purpose. CIBC’s growth agenda is on track as our clients across industries emerge from the pandemic, and as confidence in the future rises for individuals and businesses alike. During 2021, all our businesses performed well and we delivered strong shareholder returns while continuing to invest in both our U.S. and Canadian franchises. Your Board has a relentless focus on environmental, social and governance matters. We are committed to making inclusion a cornerstone of CIBC’s culture and I am pleased to report that 40% of CIBC’s Executive Committee are women, and the Board is at gender parity with 50% women. In addition, your Board includes one director who identifies as a member of the Black community and one who identifies as a member of the LGBTQ+ community. We believe climate change is one of the most important issues of our time. We are actively reducing our own carbon footprint; however, our biggest impact will be by proactively supporting our clients in their transition to a lower carbon economy. Towards this end, we have announced our ambition to achieve net-zero greenhouse gas emissions by 2050 and have doubled our target for sustainable financing, among other environmental commitments. As we look ahead to 2022 we are optimistic. Despite the challenges of the last two years, CIBC has accelerated its investments in growth initiatives which support our client-focused strategy. This positions us well for future growth. Finally, I would like to recognize your CEO, Victor Dodig, and your management team for their leadership in guiding us through the second year of the pandemic while delivering strong financial performance. On behalf of your Board, I also would like to thank every member of CIBC’s team. We appreciate your dedication in living our purpose each and every day for our clients. Katharine B. Stevenson Chair of the Board
CIBC 2021 ANNUAL REPORT ix

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our management’s discussion and analysis, consolidated financial statements, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Pillar 3 Report and Supplementary regulatory capital disclosure
			Page references
General	1	Index of risk information – current page
	2	Risk terminology and measures (1)			71–73
	3	Top and emerging risks	50
	4	Key future regulatory ratio requirements	36, 39, 74, 75	172	9, 16
Risk governance, risk management and business model	5	Risk management structure	44, 45
	6	Risk culture and appetite	43, 46, 47
	7	Risks arising from business activities	48, 53
	8	Bank-wide stress testing	32, 49, 57, 63, 70, 72
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	32	172
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet	36		8–11
	11	Regulatory capital flow statement	37		12
	12	Capital management and planning	39	172
	13	Business activities and risk-weighted assets	38, 53		4
	14	Risk-weighted assets and capital requirements	34, 38		4
	15	Credit risk by major portfolios	56–60		27–36
	16	Risk-weighted assets flow statement	38		4, 5
	17	Back-testing of models	48, 57, 68		69, 70
Liquidity	18	Liquid assets	73
Funding	19	Encumbered assets	73
	20	Contractual maturity of assets, liabilities and off-balance sheet instruments	78
	21	Funding strategy and sources	76
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	67
	23	Significant trading and non-trading market risk factors	67–71
	24	Model assumptions, limitations and validation procedures	67–71
	25	Stress testing and scenario analysis	32, 70
Credit risk	26	Analysis of credit risk exposures	58–65	145–152, 193	6–7, 65–68
	27	Impaired loan and forbearance policies	55, 63, 85	124
	28	Reconciliation of impaired loans and the allowance for credit losses	63	146
	29	Counterparty credit risk arising from derivatives	55, 59	162–163	68, 35 (2)
	30	Credit risk mitigation	55	162–163	20, 27–36, 39–40, 46–50, 53, 68
Other risks	31	Other risks	79–82
	32	Discussion of publicly known risk events	79	185

(1)	A detailed glossary of our risk and capital terminology is included on page 103.
(2)	Included in supplementary financial information package.

x	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the year ended October 31, 2021, compared with prior years. The MD&A should be read in conjunction with the audited consolidated financial statements. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. Certain disclosures in the MD&A have been shaded as they form an integral part of the consolidated financial statements. The MD&A is current as of December 1, 2021. Additional information relating to CIBC, including the Annual Information Form, is available on SEDAR at www.sedar.com and on the United States (U.S.) Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the audited consolidated financial statements is provided on pages 100 to 106 of this Annual Report.

2	External reporting changes

2	Overview
2	Our strategy
2	Performance against objectives

5	Financial highlights

6	Economic and market environment
6	Year in review – 2021
6	Outlook for calendar year 2022

7	Significant events

8	Financial performance overview
8	2021 Financial results review
8	Net interest income and margin
9	Non-interest income
9	Trading revenue (TEB)
10	Provision for credit losses
10	Non-interest expenses
10	Taxes
11	Foreign exchange
11	Fourth quarter review
12	Quarterly trend analysis
13	Review of 2020 financial performance

15	Non-GAAP measures

18	Strategic business units overview
19	Canadian Personal and Business Banking
21	Canadian Commercial Banking and Wealth Management
23	U.S. Commercial Banking and Wealth Management
27	Capital Markets
30	Corporate and Other

31	Financial condition
31	Review of condensed consolidated balance sheet
32	Capital management
41	Off-balance sheet arrangements

43	Management of risk

83	Accounting and control matters
83	Critical accounting policies and estimates
89	Accounting developments
89	Other regulatory developments
90	Related-party transactions
91	Policy on the Scope of Services of the Shareholders’ Auditor
91	Controls and procedures

92	Supplementary annual financial information

100	Glossary

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Message from the President and Chief Executive Officer”, “Overview – Performance against objectives”, “Economic and market environment – Outlook for calendar year 2022”, “Significant events”, “Financial performance overview – Taxes”, “Strategic business units overview – Canadian Personal and Business Banking”, “Strategic business units overview – Canadian Commercial Banking and Wealth Management”, “Strategic business units overview – U.S. Commercial Banking and Wealth Management”, “Strategic business units overview – Capital Markets”, “Financial condition – Capital management”, “Financial condition – Off-balance sheet arrangements”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Accounting developments”, “Accounting and control matters – Other regulatory developments” and “Accounting and control matters – Controls and procedures” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2022 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Economic and market environment – Outlook for calendar year 2022” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of the coronavirus (COVID-19) pandemic on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the occurrence, continuance or intensification of public health emergencies, such as the COVID-19 pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks, climate change and other environmental and social risks, our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC 2021 ANNUAL REPORT	1

Management’s discussion and analysis

External reporting changes

The following external reporting changes were made in 2021.

Changes made to our business segments

•

Simplii Financial and CIBC Investor’s Edge, previously reported in Canadian Personal and Business Banking, are now part of the newly-created Direct Financial Services line of business in Capital Markets, along with certain other direct payment services that were previously in Capital Markets. This change was made to align with the mandates of the relevant strategic business units (SBUs).

•

The financial results associated with U.S. treasury activities in U.S. Commercial Banking and Wealth Management are now included within Treasury in Corporate and Other. In addition, the transfer pricing methodology between U.S. Commercial Banking and Wealth Management and Treasury in Corporate and Other has been enhanced. Both changes align the treatment of U.S. Commercial Banking and Wealth Management with our other SBUs, and allow for better management of interest rate and liquidity risks.

Prior period amounts have been revised accordingly. The changes impacted the results of our SBUs and how we measure the performance of our SBUs. There was no impact on our consolidated financial results from these changes.

Overview

CIBC is a leading North American financial institution committed to creating enduring value for all our stakeholders – our clients, team, communities and shareholders. We are guided by our purpose – to help make your ambitions a reality, and our focus on creating a more secure, equitable and sustainable future through our environmental, social and governance (ESG) principles.

Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, our 45,000 employees provide a full range of financial products and services to 11 million personal banking, business, public sector and institutional clients in Canada, the U.S. and around the world.

Our strategy

In 2021, we continued to focus on building a modern, relationship-oriented bank. Through these efforts, we’re delivering superior client experience and top-tier shareholder returns while maintaining our financial strength, risk discipline and advancing our purpose-driven culture. Foundational to our progress is a consistent focus on three strategic priorities:

•	Further strengthening our Canadian consumer franchise;
•	Maintaining and growing our resilient North American Commercial Banking, Wealth Management, and Capital Markets businesses; and
•	Accelerating ongoing investments in growth initiatives.

Performance against objectives

CIBC reports a scorecard of financial measures that we use to evaluate and report on our progress to external stakeholders. These measures can be categorized into four key areas – earnings growth, operating leverage, profitability, and balance sheet strength. We have set targets for each of these measures over the medium term, which we define as three to five years, assuming a normal business environment and credit cycle. Our ability to achieve these objectives may be adversely affected by extraordinary developments and disruptions.

Global economic activity accelerated this year, although the COVID-19 pandemic continues to pose a headwind to the pace of that recovery. Distribution of COVID-19 vaccines has allowed for the re-opening of much of the economy, but not all economic activities have returned to pre-pandemic levels and continue to have an impact on our ability to achieve certain performance objectives.

Earnings growth

To assess our earnings growth, we monitor our earnings per share (EPS). Our target of 5% to 10% growth reflects a simple average of annual adjusted(1) EPS growth. In 2021, against a backdrop of an improving economic environment, year-over-year reported and adjusted(1) diluted EPS increased by 69% and 49%, respectively.

Going forward, we are maintaining our target to deliver average annual adjusted(1) EPS growth of 5% to 10%.

Reported diluted EPS ($)	Adjusted diluted EPS(1) ($)

(1)	Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section.

2	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Operating leverage

Operating leverage, defined as the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest expenses, is a measure of the relative growth rates of revenue and expenses. In 2021, our reported and adjusted(1) operating leverage was 5.3% and 0.7%, respectively, compared with (4.0)% and (0.6)%, respectively in 2020.

Going forward, our target is to deliver positive adjusted(1) operating leverage.

Reported operating leverage (%)	Adjusted operating leverage(1) (%)

Profitability

We have three metrics to measure profitability, including two shareholder value targets:

1.  Return on common shareholders’ equity (ROE)

ROE, defined as the ratio of net income to average(2) common shareholders’ equity, is a key measure of profitability. In 2021, our reported and adjusted(1) ROE were at 16.1% and 16.7%, respectively, compared with 10.0% and 11.7%, respectively, in 2020.

Going forward, we will continue to target a strong adjusted(1) ROE of at least 15%.

Reported return on common shareholders’ equity (%)	Adjusted return on common shareholders’ equity(1) (%)

2.  Dividend payout ratio

Dividend payout ratio is defined as the ratio of common share dividends paid as a percentage of net income after preferred share dividends, premium on preferred share redemptions, and distributions on other equity instruments. Our key criteria for considering dividend increases are our current level of payout relative to our target and our view on the sustainability of our current earnings level. In 2021, our reported and adjusted(1) dividend payout ratios were 41.8% and 40.3%, respectively, compared with 70.7% and 60.0%, respectively, in 2020. In response to the COVID-19 pandemic, effective March 2020, the Office of the Superintendent of Financial Institutions (OSFI) directed that all federally regulated financial institutions halt share buybacks and dividend increases until further notice. The temporary measure was lifted effective November 4, 2021.

Going forward, we will continue to target an adjusted(1) dividend payout ratio of 40% to 50%.

Reported dividend payout ratio (%)	Adjusted dividend payout ratio(1) (%)

3.  Total shareholder return (TSR)

TSR is the ultimate measure of shareholder value, and the output of delivering against the financial targets within our control. We have an objective to deliver a TSR that exceeds the industry average, which we have defined as the Standard & Poor’s (S&P)/Toronto Stock Exchange (TSX) Composite Banks Index, over a rolling five-year period. For the five years ended October 31, 2021, our TSR was 91.9% (2020: 27.7%), which was above the S&P/TSX Composite Banks Index return over the same period of 80.4%.

Rolling five-year TSR (%)

(1)	Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section.
(2)	Average balances are calculated as a weighted average of daily closing balances.

CIBC 2021 ANNUAL REPORT	3

Management’s discussion and analysis

Balance sheet strength

Maintaining a strong balance sheet is foundational to our long-term success. Our goal is to maintain strong capital and liquidity positions. We look to constantly balance our objectives of holding a prudent amount of excess capital for unexpected events and environmental uncertainties, investing in our core businesses, growing through acquisitions and returning capital to our shareholders.

1.  Basel III Common Equity Tier 1 (CET1) ratio

For the year ended October 31, 2021, our Basel III CET1(1) ratio was 12.4%, compared with 12.1% in 2020, well above the current regulatory target set by OSFI of 10.5%.

In response to the COVID-19 pandemic, effective March 2020, OSFI directed that all federally regulated financial institutions halt share buybacks and dividend increases until further notice. The temporary measure was lifted effective November 4, 2021.

2.  Liquidity coverage ratio (LCR)

Our ability to meet our financial obligations is measured through the LCR ratio. It measures unencumbered high-quality liquid assets (HQLA) that can be converted into cash to meet liquidity needs for a 30-calendar-day liquidity stress scenario. The LCR standard requires that, absent a situation of financial stress, the value of the ratio be no lower than 100%.

For the quarter ended October 31, 2021, our three-month daily average LCR(1) was 127% compared to 145% for the same period last year. The decrease returns our LCR to pre-pandemic levels.

CET1 ratio (%) Liquidity coverage ratio (%)

(1)

CET1 is calculated pursuant to OSFI’s Capital Adequacy Requirements (CAR) Guideline and LCR is calculated pursuant to OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, which are both based on Basel Committee on Banking Supervision (BCBS) standards.

4	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Financial highlights

As at or for the year ended October 31		2021	2020	2019	2018	2017
Financial results ($ millions)
Net interest income		$11,459	$11,044	$10,551	$10,065	$8,977
Non-interest income		8,556	7,697	8,060	7,769	7,303
Total revenue		20,015	18,741	18,611	17,834	16,280
Provision for credit losses		158	2,489	1,286	870	829
Non-interest expenses		11,535	11,362	10,856	10,258	9,571
Income before income taxes		8,322	4,890	6,469	6,706	5,880
Income taxes		1,876	1,098	1,348	1,422	1,162
Net income		$6,446	$3,792	$5,121	$5,284	$4,718
Net income attributable to non-controlling interests		17	2	25	17	19
Preferred shareholders and other equity instrument holders		158	122	111	89	52
Common shareholders		6,271	3,668	4,985	5,178	4,647
Net income attributable to equity shareholders		$6,429	$3,790	$5,096	$5,267	$4,699
Financial measures
Reported efficiency ratio (1)		57.6%	60.6%	58.3%	57.5%	58.8%
Reported operating leverage (1)		5.3%	(4.0)%	(1.5)%	2.4%	1.6%
Loan loss ratio (2)		0.16%	0.26%	0.29%	0.26%	0.25%
Reported return on common shareholders’ equity (1)		16.1%	10.0%	14.5%	16.6%	18.3%
Net interest margin (1)		1.42%	1.50%	1.65%	1.68%	1.66%
Net interest margin on average interest-earning assets (3)(4)		1.59%	1.69%	1.84%	1.88%	1.85%
Return on average assets (4)(5)		0.80%	0.52%	0.80%	0.88%	0.87%
Return on average interest-earning assets (3)(4)(5)		0.89%	0.58%	0.89%	0.99%	0.97%
Reported effective tax rate		22.5%	22.5%	20.8%	21.2%	19.8%
Common share information
Per share ($)	– basic earnings	$13.97	$8.23	$11.22	$11.69	$11.26
	– reported diluted earnings	13.93	8.22	11.19	11.65	11.24
	– dividends	5.84	5.82	5.60	5.32	5.08
	– book value (6)	91.66	84.05	79.87	73.83	66.55
Closing share price ($)		150.17	99.38	112.31	113.68	113.56
Shares outstanding (thousands)	– weighted-average basic	448,953	445,435	444,324	443,082	412,636
	– weighted-average diluted	450,183	446,021	445,457	444,627	413,563
	– end of period	450,828	447,085	445,342	442,826	439,313
Market capitalization ($ millions)		$67,701	$44,431	$50,016	$50,341	$49,888
Value measures
Total shareholder return		58.03%	(5.90)%	4.19%	4.70%	18.30%
Dividend yield (based on closing share price)		3.9%	5.9%	5.0%	4.7%	4.5%
Reported dividend payout ratio (1)		41.8%	70.7%	49.9%	45.5%	45.6%
Market value to book value ratio		1.64	1.18	1.41	1.54	1.71
Selected financial measures – adjusted (7)
Adjusted efficiency ratio (8)		55.4%	55.8%	55.5%	55.6%	57.2%
Adjusted operating leverage (8)		0.7%	(0.6)%	0.2%	3.2%	1.6%
Adjusted return on common shareholders’ equity		16.7%	11.7%	15.4%	17.4%	18.1%
Adjusted effective tax rate		22.7%	21.8%	20.6%	20.0%	20.3%
Adjusted diluted earnings per share ($)		$14.47	$9.69	$11.92	$12.21	$11.11
Adjusted dividend payout ratio		40.3%	60.0%	46.9%	43.4%	46.2%
On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities		$218,398	$211,564	$138,669	$119,355	$107,571
Loans and acceptances, net of allowance for credit losses		462,879	416,388	398,108	381,661	365,558
Total assets		837,683	769,551	651,604	597,099	565,264
Deposits		621,158	570,740	485,712	461,015	439,706
Common shareholders’ equity (1)		41,323	37,579	35,569	32,693	29,238
Average assets (4)		809,621	735,492	639,716	598,441	542,365
Average interest-earning assets (3)(4)		721,686	654,142	572,677	536,059	485,837
Average common shareholders’ equity (1)(4)		38,881	36,792	34,467	31,184	25,393
Assets under administration (AUA) (1)(9)(10)(11)		2,963,221	2,364,005 (8)	2,423,240 (8)	2,303,962	2,192,947
Assets under management (AUM) (1)(10)(11)		316,834	261,037 (8)	249,596 (8)	225,379	221,571
Balance sheet quality (All-in basis) and liquidity measures (12)
Risk-weighted assets (RWA) ($ millions)
Total RWA		$272,814	$254,871	$239,863	n/a	n/a
CET1 capital RWA		n/a	n/a	n/a	$216,144	$203,321
Tier 1 capital RWA		n/a	n/a	n/a	216,303	203,321
Total capital RWA		n/a	n/a	n/a	216,462	203,321
Capital ratios
CET1 ratio (13)		12.4%	12.1%	11.6%	11.4%	10.6%
Tier 1 capital ratio (13)		14.1%	13.6%	12.9%	12.9%	12.1%
Total capital ratio (13)		16.2%	16.1%	15.0%	14.9%	13.8%
Leverage ratio		4.7%	4.7%	4.3%	4.3%	4.0%
LCR (14)		127%	145%	125%	128%	120%
Other information
Full-time equivalent employees		45,282	43,853	45,157	44,220	44,928

(1)	For additional information on the composition, see the “Glossary” section.
(2)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(3)

Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with Bank of Canada, securities, cash collateral on securities borrowed, securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets.

(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)	Net income expressed as a percentage of average assets or average interest-earning assets.
(6)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
(7)

Adjusted measures are non-GAAP measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, see the “Non-GAAP measures” section.

(8)	Calculated on a taxable equivalent basis (TEB).
(9)	Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $2,341.1 billion as at October 31, 2021 (2020: $1,861.5 billion).
(10)	AUM amounts are included in the amounts reported under AUA.
(11)	Certain prior year information has been restated.
(12)

RWA and our capital ratios are calculated pursuant to OSFI’s CAR Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and LCR is calculated pursuant to OSFI’s LAR Guideline, all of which are based on BCBS standards. For additional information, see the “Capital management” and “Liquidity risk” sections.

(13)

Effective beginning in the second quarter of 2020, ratios reflect the expected credit loss (ECL) transitional arrangement announced by OSFI on March 27, 2020 in response to the onset of the COVID-19 pandemic.

(14)	Average for the three months ended October 31 for each respective year.
n/a	Not applicable.

CIBC 2021 ANNUAL REPORT	5

Management’s discussion and analysis

Economic and market environment

Year in review – 2021

Progress towards containing outbreaks of the COVID-19 pandemic through vaccination campaigns and less restrictive public health measures provided an improving economic backdrop for CIBC. The move from broad economic closures to lighter control measures enabled a partial recovery in service sector activity, with spending supported by job growth, fiscal measures that had elevated savings in the prior year, and ongoing monetary stimulus that kept interest rates at low levels. Some goods sector industries remained disrupted by global supply chain bottlenecks caused by the pandemic. Job gains, growing business output and rising resource prices offset diminished usage of government support measures, resulting in an improvement in business and household credit quality, although continued low interest rates held down lending margins in Canada and the U.S. Improved consumer spending had a positive impact on retail transactions volumes relative to the lows of the pandemic in 2020, but spending has not returned to pre-pandemic levels partly as a result of supply chain issues and consumer credit usage remained sluggish as households drew on ample savings. Healthy growth in mortgage demand was driven by an active housing market and higher average prices. Business credit demand picked up as firms responded to improving opportunities, while capital markets activity was supported by strong corporate and government bond issuance, mergers tied to consolidations, and constructive equity markets in both the U.S. and Canada. Deposit growth continued to decelerate after outsized gains early in the pandemic.

Outlook for calendar year 2022

Global economic activity accelerated this year, although the COVID-19 pandemic, fueled by the more contagious Delta and Omicron variants, continues to pose a headwind to the pace of that recovery, impacting services demand and the supply of goods. Restrictions imposed by governments around the world to limit the impact of the infection have eased significantly in most jurisdictions, but disruptions in production and shipping continue to impact global supply chains and consumer caution is holding back travel and demand for other services. Vaccination rates are climbing, and although the virus remains a threat, our outlook assumes that targeted health measures rather than broader economic closures will be used to contain future infections in most countries. We also assume that the increased global distribution of vaccines will help relieve supply chain disruptions, improving the availability and lowering price pressures on internationally traded goods.

In Canada, after a gain of approximately 4.5% in 2021, real gross domestic product (GDP) is expected to grow by approximately 4% in calendar 2022, led by a further recovery in consumer services demand, as well as improvements in exports and capital spending as global supply chain pressures ease. We expect that the unemployment rate will average near 6% in calendar 2022, approaching full-employment levels in the latter half of the year. Improving economic activity will more than offset diminished government assistance for business and households, supporting business and household credit growth and credit quality. Government bond issuance will decrease in 2022 on reduced deficits. Although inflation is expected to ease during the year on improved goods supplies, we expect that the Bank of Canada will respond to a tightening labour market by raising the overnight interest rate by 50 basis points in the latter half of the year. Longer-term rates will drift higher over the year as the market builds in expectations for rate hikes beyond 2022, and global central banks pull back from bond purchases under quantitative easing.

In the U.S., real GDP is expected to grow by 4.2% in calendar 2022, after growing by 5.5% in the prior calendar year. Unemployment is expected to average in the 4% range in calendar 2022, reaching full employment levels in the second half of the year. Strong employment gains and improving business revenues will support lower insolvencies. In response to achieving its employment objectives, after maintaining near-zero short-term interest rates in the first half of the year, the Federal Reserve is likely to increase rates by 50 basis points in the latter half of calendar 2022, after winding down its net purchases of bonds in the first half of the calendar year.

The economic challenges from COVID-19 have impacted all our SBUs, and while they are likely to still be present in the coming year, lower case counts and fatalities, facilitated by higher vaccination rates and other potential treatments for COVID-19, will shape the environment ahead. From a credit perspective, lower and more targeted government support will be more than offset by improving employment and business volumes. Deposit growth will continue at moderate rates, having already adjusted to the deceleration in the flow of government support payments to households and businesses. The interest rate environment is expected to continue to have a modestly negative impact on the net interest margins for all our SBUs.

For Canadian Personal and Business Banking, mortgage demand growth could decelerate slightly in the coming fiscal year on softer home sales volumes and higher interest rates. We expect to see a modest acceleration in growth in non-mortgage credit demand in the next fiscal year as a result of the continued easing of pandemic-related constraints on economic activity, which will support an increase in consumer spending. Further increases in consumer spending are expected to have a positive impact on retail transaction volumes. Continued demand for business lending products is anticipated as small businesses expand in response to the economic recovery.

Our Canadian and U.S. wealth management businesses are expected to benefit in the coming fiscal year from a further economic recovery, with investors continuing to look for alternatives to what will still be low real interest rates.

Our Capital Markets business is expected to benefit in the coming fiscal year from trading volumes driven by greater volatility as interest rates rise, from merger and acquisition activity as corporate consolidations continue, as well as from healthy equity issuance, but could be negatively impacted by lower corporate and provincial bond issuance. Loan demand in our Canadian and U.S. commercial banking businesses is expected to continue to grow at a moderate pace in the coming fiscal year in response to improving economic conditions.

The economic outlook described above reflects numerous assumptions regarding the economic impact of the COVID-19 pandemic. Although its severity appears to be diminishing where vaccination rates are high, case counts are still escalating in some countries, and uncertainties remain regarding the pace of global vaccination efforts, the need for booster doses, and the degree to which they will contain existing and potential new variants, without measures that limit economic activity. Expectations reflect currently available information and are subject to change as new information on epidemiology and government health measures becomes available. As a result, actual experience may differ materially from expectations.

Our financial condition and our regulatory capital and liquidity positions continue to be strong. See “Capital management” and “Liquidity risk” for further details. The impact of the pandemic on our risk environment is discussed in “Top and emerging risks”. Changes in the level of economic uncertainty arising from the pandemic continue to impact key accounting estimates and assumptions, particularly the estimation of ECLs. See “Accounting and control matters”, as well as Note 2 and Note 6 to our consolidated financial statements for further details. With the economic recovery well underway, and the significant easing of restrictive public health measures, the level of our client relief programs has reduced significantly relative to 2020. See “CIBC client relief programs in response to COVID-19” and “Government lending programs in response to COVID-19” for further details regarding the client relief and government support programs we are involved in.

6	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Significant events

Sale of certain banking assets in the Caribbean

On October 12, 2021, FirstCaribbean International Bank Limited (CIBC FirstCaribbean) announced that it had entered into agreements to sell its banking assets in St. Vincent, Grenada, Dominica, St. Kitts and Aruba. The transactions are subject to regulatory approvals and other closing conditions, which are expected to be finalized in the first half of fiscal 2022. The impacts upon closing are not expected to be material.

Acquisition of Canadian Costco credit card portfolio

On September 2, 2021, we announced that we entered into a long-term agreement to become the exclusive issuer of Costco-branded Mastercard credit cards in Canada. We will also acquire the existing Canadian Costco credit card portfolio, which has over $3 billion in outstanding balances. This transaction is expected to be completed in the first half of fiscal 2022, subject to customary closing conditions.

Sale of CIBC FirstCaribbean

On November 8, 2019, we announced that we had entered into a definitive agreement to sell 66.73% of the outstanding shares of CIBC FirstCaribbean to GNB Financial Group Limited (GNB), subject to regulatory approvals.

As a result of the lengthy regulatory review process, the worsening impact of the COVID-19 pandemic on the Caribbean economy and our revised expectations concerning the likelihood and timing of a potential transaction, we discontinued the application of held for sale accounting of CIBC FirstCaribbean in the fourth quarter of 2020 and recorded a goodwill impairment charge of $220 million. On February 3, 2021, we announced that the proposed sale of CIBC FirstCaribbean to GNB did not receive approval from CIBC FirstCaribbean’s regulators and that the transaction will not proceed.

For additional information, see Note 4 and Note 9 to our consolidated financial statements.

CIBC 2021 ANNUAL REPORT	7

Management’s discussion and analysis

Financial performance overview

This section provides a review of our consolidated financial results for 2021. A review of our SBU results follows on pages 18 to 29. Refer to page 13 for a review of our financial performance for 2020.

2021 Financial results review

Reported net income for the year was $6,446 million, compared with $3,792 million in 2020.

Adjusted net income(1) for the year was $6,687 million, compared with $4,447 million in 2020.

Reported diluted EPS for the year was $13.93, compared with $8.22 in 2020.

Adjusted diluted EPS(1) for the year was $14.47, compared with $9.69 in 2020.

2021

Net income was affected by the following items of note:

•	$125 million ($92 million after-tax) increase in legal provisions (Corporate and Other);
•	$109 million ($80 million after-tax) charge related to the consolidation of our real estate portfolio (Corporate and Other);
•

$79 million ($60 million after-tax) amortization of acquisition-related intangible assets ($50 million after-tax in U.S. Commercial Banking and Wealth Management and $10 million after-tax in Corporate and Other); and

•

$12 million ($9 million after-tax) in transaction and integration-related costs(2) associated with the acquisition of the Canadian Costco credit card portfolio (Canadian Personal and Business Banking).

The above items of note increased non-interest expenses by $325 million and decreased income taxes by $84 million. In aggregate, these items of note decreased net income by $241 million.

2020

Net income was affected by the following items of note:

•	$339 million ($250 million after-tax) restructuring charge primarily related to employee severance (Corporate and Other);
•

$248 million ($248 million after-tax) goodwill impairment charges related to our controlling interest in CIBC FirstCaribbean of which $28 million was recognized in the second quarter and $220 million was recognized in the fourth quarter (Corporate and Other);

•	$114 million ($84 million after-tax) charge related to the consolidation of our real estate portfolio (Corporate and Other);
•

$105 million ($80 million after-tax) amortization of acquisition-related intangible assets ($6 million after-tax in Canadian Personal and Business Banking, $1 million after-tax in Canadian Commercial Banking and Wealth Management, $61 million after-tax in U.S. Commercial Banking and Wealth Management, and $12 million after-tax in Corporate and Other);

•	$79 million ($58 million after-tax) gain as a result of plan amendments related to pension and other post-employment plans (Corporate and Other); and
•	$70 million ($51 million after-tax) increase in legal provisions (Corporate and Other).

The above items of note increased non-interest expenses by $797 million and decreased income taxes by $142 million. In aggregate, these items of note decreased net income by $655 million.

(1)	Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section.
(2)

Transaction and integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling cross-sell opportunities, the upgrade and conversion of systems and processes, project management and communication costs.

Net interest income and margin

$ millions, for the year ended October 31	2021	2020	2019
Average interest-earning assets	$721,686	$654,142	$572,677
Net interest income	11,459	11,044	10,551
Net interest margin on average interest-earning assets	1.59%	1.69%	1.84%

Net interest income was up $415 million or 4% from 2020, primarily due to volume growth across our businesses and higher trading revenue, partially offset by lower product spreads as a result of changes in the interest rate environment and the impact of foreign exchange translation.

Net interest margin on average interest-earning assets was down 10 basis points, primarily due to a shift in the mix of average interest-earning assets, and an increase in HQLA driven by deposit growth, as well as the current low interest environment.

Additional information on net interest income and margin is provided in the “Supplementary annual financial information” section.

8	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Non-interest income

$ millions, for the year ended October 31	2021	2020	2019
Underwriting and advisory fees	$713	$468	$475
Deposit and payment fees	797	781	908
Credit fees	1,152	1,020	958
Card fees	460	410	458
Investment management and custodial fees (1)(2)	1,621	1,382	1,305
Mutual fund fees (2)	1,772	1,586	1,595
Insurance fees, net of claims	358	386	430
Commissions on securities transactions	426	362	313
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net (3)	607	694	761
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	90	9	34
Foreign exchange other than trading	276	234	304
Income from equity-accounted associates and joint ventures (1)	55	79	92
Other	229	286	427
	$8,556	$7,697	$8,060
(1)

Custodial fees directly recognized by CIBC are included in Investment management and custodial fees. Our proportionate share of the custodial fees from the joint ventures which CIBC has with The Bank of New York Mellon are included within Income from equity-accounted associates and joint ventures.

(2)

Investment management fees and mutual fund fees are driven by various factors, including the amount of AUM. Investment management fees in our asset management and private wealth management businesses are generally driven by the amount of AUM, while investment management fees in our retail brokerage business are driven by a combination of the amount of AUA and, to a lesser extent, other factors not directly related to the amount of AUA (e.g., flat fees on a per account basis).

(3)	Includes $87 million of loss (2020: $31 million of loss; 2019: $54 million of loss) relating to non-trading financial instruments measured/designated at FVTPL.

Non-interest income was up $859 million or 11% from 2020.

Underwriting and advisory fees were up $245 million or 52%, primarily due to higher equity and debt issuance revenue and advisory activity.

Credit fees were up $132 million or 13%, primarily due to growth in commercial loans.

Card fees were up $50 million or 12%, primarily due to higher client transaction activity in Canadian Personal and Business Banking.

Investment management and custodial fees were up $239 million or 17%, primarily due to AUA and AUM growth in our wealth management businesses.

Mutual fund fees were up $186 million or 12%, primarily due to market appreciation and net sales in our wealth management businesses.

Commissions on securities transactions were up $64 million or 18%, primarily due to higher trading volume in our retail brokerage business.

Gains (losses) from financial instruments measured/designated at FVTPL, net were down $87 million or 13%, primarily due to lower trading revenue, treasury activities and mark-to-market losses related to certain non-trading derivatives that were largely offset by net interest income recognized on FVTPL securities held as economic hedges.

Trading revenue (TEB)(1)(2)

$ millions, for the year ended October 31	2021	2020	2019
Trading revenue consists of:
Net interest income (1)	$1,020	$904	$633
Non-interest income (3)	694	725	815
	$1,714	$1,629	$1,448
Trading revenue by product line:
Interest rates	$328	$528	$300
Foreign exchange	651	674	585
Equities (1)	548	280	386
Commodities	158	182	117
Other	29	(35)	60
	$1,714	$1,629	$1,448
(1)

Includes a TEB adjustment of $204 million (2020: $183 million; 2019: $177 million) reported within Capital Markets. Excludes a TEB adjustment of nil (2020: nil; 2019: $2 million) on non-trading activities reported within U.S. Commercial Banking and Wealth Management. See “Strategic business units overview” section and Note 31 to our consolidated financial statements for further details.

(2)

Trading activities is based on the risk definition of trading for regulatory capital and trading market risk management purposes. Positions in a trading book are considered trading provided the book and positions continue to meet OSFI defined trading book criteria set out in OSFI’s Capital Adequacy Requirements.

(3)

Gains (losses) from financial instruments measured/designated at FVTPL of $607 million (2020: $694 million; 2019: $761 million) consists of a gain of $694 million (2020: $725 million; 2019: $815 million) related to trading financial instruments measured/designated at FVTPL and a loss of $87 million (2020: $31 million; 2019: $54 million) relating to non-trading financial instruments measured/designated at FVTPL.

Trading revenue was up $85 million or 5% from 2020, primarily due to higher equities trading revenue, partially offset by lower interest rates trading revenue.

Trading revenue comprises net interest income and non-interest income. Net interest income arises from interest and dividends relating to financial assets and liabilities associated with trading activities, other than derivatives, net of interest expense and interest income associated with funding these assets and liabilities. Non-interest income includes realized and unrealized gains and losses on securities mandatorily measured at FVTPL and income relating to changes in fair value of derivative financial instruments. Trading revenue excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statement of income. Trading activities and related risk management strategies can periodically shift income between net interest income and non-interest income. Therefore, we view total trading revenue as the most appropriate measure of trading performance.

CIBC 2021 ANNUAL REPORT	9

Management’s discussion and analysis

Provision for credit losses

$ millions, for the year ended October 31	2021	2020	2019
Provision for (reversal of) credit losses – impaired
Canadian Personal and Business Banking	$484	$625	$790
Canadian Commercial Banking and Wealth Management	6	162	159
U.S. Commercial Banking and Wealth Management	104	133	68
Capital Markets	32	121	109
Corporate and Other	76	24	21
	702	1,065	1,147
Provision for (reversal of) credit losses – performing
Canadian Personal and Business Banking	(134)	564	99
Canadian Commercial Banking and Wealth Management	(45)	141	4
U.S. Commercial Banking and Wealth Management	(179)	354	5
Capital Markets	(132)	190	51
Corporate and Other	(54)	175	(20)
	(544)	1,424	139
	$158	$2,489	$1,286

Provision for credit losses was down $2,331 million or 94% from 2020, as the current year reflected an improvement in economic conditions as well as our economic outlook, while the prior year was adversely impacted by the onset of the COVID-19 pandemic.

For further details regarding provision for credit losses in our SBUs, refer to the “Strategic business units overview” section.

Non-interest expenses

$ millions, for the year ended October 31	2021	2020	2019
Employee compensation and benefits
Salaries	$3,213	$3,529	$3,081
Performance-based compensation	2,329	1,948	1,873
Benefits	908	782	772
	6,450	6,259	5,726
Occupancy costs (1)	916	944	892
Computer, software and office equipment	2,030	1,939	1,874
Communications	318	308	303
Advertising and business development	237	271	359
Professional fees	277	203	226
Business and capital taxes	111	117	110
Other	1,196	1,321	1,366
	$11,535	$11,362	$10,856
(1)	In 2021 and 2020, occupancy costs include charges of $109 million and $114 million, respectively, related to the consolidation of our real estate portfolio, shown as items of note.

Non-interest expenses were up $173 million or 2% from 2020.

Employee compensation and benefits were up $191 million or 3%, primarily due to higher performance-based compensation. The prior year included a restructuring charge primarily related to employee severance, and a gain as a result of plan amendments related to pension and other post-employment benefit plans, both shown as an item of note.

Computer, software and office equipment were up $91 million or 5%, primarily due to higher spending on strategic initiatives.

Advertising and business development were down $34 million or 13%, primarily due to lower spending driven by the impact of the COVID-19 pandemic.

Professional fees were up $74 million or 36%, primarily due to higher spending on strategic initiatives.

Other expenses were down $125 million or 9%, as the prior year included a goodwill impairment charge, partially offset by an increase in legal provisions in the current year, both shown as an item of note.

Taxes

$ millions, for the year ended October 31	2021	2020	2019
Income taxes	$1,876	$1,098	$1,348
Indirect taxes (1)
Goods and Services Tax (GST), Harmonized Sales Tax (HST) and sales taxes	403	411	418
Payroll taxes	306	292	271
Capital taxes	77	79	76
Property and business taxes	70	76	72
Total indirect taxes	856	858	837
Total taxes	$2,732	$1,956	$2,185
Reported effective tax rate	22.5%	22.5%	20.8%
Total taxes as a percentage of net income before deduction of total taxes	29.8%	34.0%	29.9%

(1)	Certain amounts are based on a paid or payable basis and do not factor in capitalization and subsequent amortization.

10	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Total income and indirect taxes were up $776 million from 2020.

Income tax expense was $1,876 million, up $778 million from 2020. This was primarily due to higher income.

Indirect taxes overall were consistent with the prior year, with an increase in payroll taxes offset by decreases in other indirect taxes. Indirect taxes are included in non-interest expenses.

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the Enron expenses). In January 2019, CIBC entered into a settlement agreement (the Agreement) with the CRA that provides certainty with respect to the portion of the Enron expenses deductible in Canada. The Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account taxable refund interest in Canada and also the portion of the Enron expenses that are expected to be deductible in the United States (the U.S. deduction). The U.S. deduction has not been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.

The CRA has reassessed CIBC for approximately $1,420 million of additional income tax by denying the tax deductibility of certain 2011 to 2016 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. The dividends that were subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. In August 2021, CIBC filed a Notice of Appeal with the Tax Court of Canada and the matter is now in litigation. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the consolidated financial statements.

In November 2021, the Tax Court of Canada ruled against CIBC on its 2007 foreign exchange capital loss reassessment (Decision). CIBC disagrees with the Decision and filed its Appeal in November 2021. CIBC remains confident that its tax filing position was appropriate. Accordingly, no amounts have been accrued in the consolidated financial statements. The exposure of additional tax and interest related to this and similar matters is approximately $300 million in addition to the potential inability to utilize approximately $500 million in unrecognized capital tax loss carryforwards.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our consolidated statement of income, as a result of changes in average exchange rates, is as follows:

	2021	2020	2019
	vs.	vs.	vs.
$ millions, for the year ended October 31	2020	2019	2018
Estimated increase (decrease) in:
Total revenue	$(307)	$50	$124
Provision for credit losses	13	9	7
Non-interest expenses	(141)	26	66
Income taxes	(26)	3	5
Net income	(153)	12	46
Impact on EPS:
Basic	$(0.34)	$0.03	$0.10
Diluted	(0.34)	0.03	0.10
Average USD appreciation relative to CAD	(6.6)%	1.1%	3.2%

Fourth quarter review

$ millions, except per share amounts, for the three months ended					2021				2020 (1)
		Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
	Revenue
	Canadian Personal and Business Banking	$2,128	$2,056	$1,941	$2,025	$1,997	$1,910	$1,936	$2,079
	Canadian Commercial Banking and Wealth Management	1,240	1,207	1,135	1,088	1,028	1,013	1,025	1,055
	U.S. Commercial Banking and Wealth Management	562	539	532	561	519	512	511	501
	Capital Markets (2)	1,012	1,140	1,194	1,174	934	1,146	967	1,006
	Corporate and Other (2)	122	114	130	115	122	127	139	214
	Total revenue	$5,064	$5,056	$4,932	$4,963	$4,600	$4,708	$4,578	$4,855
	Net interest income	$2,980	$2,893	$2,747	$2,839	$2,792	$2,729	$2,762	$2,761
	Non-interest income	2,084	2,163	2,185	2,124	1,808	1,979	1,816	2,094
	Total revenue	5,064	5,056	4,932	4,963	4,600	4,708	4,578	4,855
	Provision for (reversal of) credit losses	78	(99)	32	147	291	525	1,412	261
	Non-interest expenses	3,135	2,918	2,756	2,726	2,891	2,702	2,704	3,065
	Income before income taxes	1,851	2,237	2,144	2,090	1,418	1,481	462	1,529
	Income taxes	411	507	493	465	402	309	70	317
	Net income	$1,440	$1,730	$1,651	$1,625	$1,016	$1,172	$392	$1,212
	Net income (loss) attributable to:
	Non-controlling interests	$4	$5	$4	$4	$1	$2	$(8)	$7
	Equity shareholders	1,436	1,725	1,647	1,621	1,015	1,170	400	1,205
EPS	– basic	$3.08	$3.77	$3.56	$3.56	$2.21	$2.56	$0.83	$2.64
	– diluted	3.07	3.76	3.55	3.55	2.20	2.55	0.83	2.63

(1)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(2)	Capital Markets revenue and income taxes are reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.

Compared with Q4/20

Net income for the quarter was $1,440 million, up $424 million or 42% from the fourth quarter of 2020.

Net interest income was up $188 million, primarily due to volume growth across our businesses and higher treasury revenue, partially offset by lower product spreads.

Non-interest income was up $276 million or 15%, primarily due to higher fee-based revenue and underwriting and advisory fees.

Provision for credit losses was down $213 million or 73% from the same quarter last year. The current quarter included a provision reversal on performing loans of $34 million, while the same quarter last year included a provision for credit losses of $113 million. Provision for credit losses on impaired loans was down $66 million as the same quarter last year was adversely impacted by the COVID-19 pandemic.

CIBC 2021 ANNUAL REPORT	11

Management’s discussion and analysis

Non-interest expenses were up $244 million or 8%, primarily due to higher employee-related compensation, spending on strategic initiatives and an increase in legal provisions, shown as an item of note. The same quarter last year included a goodwill impairment charge, partially offset by a gain as a result of plan amendments related to pension and other post-employment plans.

Income tax expense was up $9 million or 2%, primarily due to higher income.

Compared with Q3/21

Net income for the quarter was down $290 million or 17% from the prior quarter.

Net interest income was up $87 million or 3%, primarily due to volume growth across our businesses and higher trading revenue, partially offset by lower product spreads.

Non-interest income was down $79 million or 4%, primarily due to lower trading revenue and lower underwriting and advisory fees, partially offset by higher fee-based revenue.

The current quarter included a provision for credit losses of $78 million while the prior quarter included a provision reversal for credit losses of $99 million. The provision reversal on performing loans was down $173 million as the prior quarter included a higher reversal related to the favourable change in economic conditions as well as our economic outlook. Provision for credit losses on impaired loans was comparable with the prior quarter.

Non-interest expenses were up $217 million or 7%, primarily due to the charge related to the consolidation of our real estate portfolio, shown as an item of note, higher corporate support costs and the timing of spending on strategic initiatives.

Income tax expense was down $96 million or 19%, primarily due to lower income.

Quarterly trend analysis

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Markets activities.

Revenue

Revenue in our lending and deposit-taking businesses is generally driven by the interest rate environment, volume growth and fees related to client transaction activity. Our wealth management businesses are driven by market conditions and net sales activity impacting AUA and AUM, as well as the level of client investment activity. Capital Markets revenue is also influenced, to a large extent, by market conditions affecting client trading and underwriting activity. The COVID-19 pandemic beginning in the second quarter of 2020 and the lower interest rate environment continue to impact revenue for all our SBUs.

Canadian Personal and Business Banking revenue has been negatively impacted by the lower interest rate environment and lower client transaction activity as a result of the COVID-19 pandemic, partially offset by volume growth.

Canadian Commercial Banking and Wealth Management has benefitted from commercial banking loan and deposit growth as well as from strong markets. In Commercial Banking, loan growth has accelerated throughout fiscal 2021 as the economic recovery strengthened. The benefit from loan and deposit growth has been partially offset by the lower interest rate environment. In Wealth Management, AUA and AUM growth has been driven by continued strong market performance and record levels of investment sales subsequent to the market volatility noted in the second quarter of 2020.

U.S. Commercial Banking and Wealth Management has benefitted from growth in strategic clients that is driving increased loans, deposits, AUM, and fee income. Loan growth has accelerated due to the new client additions and economic recovery. Wealth management AUA and AUM growth has been driven by a continued market recovery and strong sales momentum subsequent to the market volatility in the second quarter of 2020.

Capital Markets had lower trading revenue in the second and fourth quarters of 2020, while the second and third quarters of 2021 included increased revenue from underwriting and advisory activities.

Corporate and Other included the impact of the COVID-19 pandemic that led to excess liquidity costs from the second quarter of 2020 to the second quarter of 2021 that negatively impacted revenue. The interest rate environment and narrower margins have negatively impacted revenue in international banking.

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general, on the credit performance of the loan portfolios, and changes in our economic outlook. As a result of the impact of the COVID-19 pandemic beginning in the second quarter of 2020, some portions of our loan portfolios were negatively impacted by the decline in economic activity associated with restrictive public health measures, mitigated to a large extent by large-scale government support and relief programs targeting both individuals and businesses. Although public health measures in most jurisdictions have eased in response to increasing vaccination rates, and economic recovery is well underway, uncertainty related to the economic environment persists. There is considerable judgment involved in the estimation of credit losses in the current environment.

The significant increase in provision for credit losses on performing loans in the second quarter and, to a lesser extent, the third and fourth quarters of 2020 reflects the early stages of the COVID-19 pandemic, which impacted all our SBUs, as well as continued pressure on oil prices. All four quarters of 2021 reflect a moderate improvement in economic conditions as well as our economic outlook.

In Canadian Personal and Business Banking, the third and fourth quarters of 2020 and the first, third and the fourth quarters of 2021 included lower insolvencies and write-offs in credit cards. The decrease in insolvencies was in line with the national Canadian trend. The low level of write-offs was impacted by the assistance offered to clients from our payment deferral programs, lower client spending as well as government support. The second quarter of 2021 included higher write-offs in credit cards, mainly attributable to a relatively small segment of client balances that were previously in the payment deferral programs, that continued to underperform and eventually were written off after exiting the programs.

In Canadian Commercial Banking and Wealth Management, the first quarter and the second half of 2020 included provisions on one fraud-related impairment.

In U.S. Commercial Banking and Wealth Management, the first quarter of 2021 and the second half of 2020 included higher provisions on impaired loans.

In Capital Markets, the second and third quarters of 2020 included higher provisions on impaired loans in the oil and gas sector.

In Corporate and Other, the third quarter of 2021 included higher provisions on impaired loans in CIBC FirstCaribbean.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee compensation expenses, investments in strategic initiatives and movement in foreign exchange rates. The fourth quarter of 2019 and the second and fourth quarters of 2020 included goodwill impairment charges related to our controlling interest in CIBC FirstCaribbean. The fourth quarter of 2019, the third quarter of 2020 and the third

12	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

quarter and fourth quarter of 2021 included increases in legal provisions in Corporate and Other, all shown as items of note. The first quarter of 2020 included a restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank. The fourth quarter of 2020 and the fourth quarter of 2021 included charges related to the consolidation of our real estate portfolio as a result of our upcoming move to our new global headquarters. The fourth quarter of 2020 included a gain as a result of plan amendments related to pension and other post-employment plans.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt income.

Review of 2020 financial performance

$ millions, for the year ended October 31		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management (1)	Capital Markets (1)	Corporate and Other (1)	CIBC Total
2020 (2)	Net interest income	$5,849	$1,248	$1,422	$2,354	$171	$11,044
	Non-interest income	2,073	2,873	621	1,699	431	7,697
	Total revenue	7,922	4,121	2,043	4,053	602	18,741
	Provision for credit losses	1,189	303	487	311	199	2,489
	Non-interest expenses	4,308	2,179	1,126	1,929	1,820	11,362
	Income (loss) before income taxes	2,425	1,639	430	1,813	(1,417)	4,890
	Income taxes	640	437	55	505	(539)	1,098
	Net income (loss)	$1,785	$1,202	$375	$1,308	$(878)	$3,792
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$2	$2
	Equity shareholders	1,785	1,202	375	1,308	(880)	3,790
2019 (2)	Net interest income	$5,944	$1,205	$1,327	$1,681	$394	$10,551
	Non-interest income	2,296	2,822	584	1,794	564	8,060
	Total revenue	8,240	4,027	1,911	3,475	958	18,611
	Provision for credit losses	889	163	73	160	1	1,286
	Non-interest expenses	4,459	2,106	1,114	1,802	1,375	10,856
	Income (loss) before income taxes	2,892	1,758	724	1,513	(418)	6,469
	Income taxes	766	471	76	396	(361)	1,348
	Net income (loss)	$2,126	$1,287	$648	$1,117	$(57)	$5,121
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$25	$25
	Equity shareholders	2,126	1,287	648	1,117	(82)	5,096

(1)

Capital Markets revenue and income taxes are reported on a TEB, as were U.S. Commercial Banking and Wealth Management revenue and income taxes in 2019, with an equivalent offset in the revenue and income taxes of Corporate and Other.

(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.

The following discussion provides a comparison of our results of operations for the years ended October 31, 2020 and 2019.

Overview

Net income for 2020 was $3,792 million, compared with $5,121 million in 2019. The decrease in net income of $1,329 million was due to a higher provision for credit losses and higher non-interest expenses, partially offset by higher revenue.

Consolidated CIBC

Net interest income

Net interest income was up $493 million or 5% from 2019, primarily due to volume growth across our businesses, higher trading revenue and higher revenue from Capital Markets financing activities, partially offset by narrower margins driven by changes in the interest rate environment and interest rate relief provided to our credit card clients as part of the CIBC client relief programs offered to support our clients during the COVID-19 pandemic.

Non-interest income

Non-interest income was down $363 million or 5% from 2019, primarily due to lower client transaction activity as a result of the pandemic, lower sublease revenue relating to our adoption of IFRS 16 “Leases” in 2020 that was largely offset in interest income and non-interest expenses, mark-to-market losses related to economic hedges of certain non-trading activities that were largely offset in net interest income and lower trading revenue.

Provision for credit losses

Provision for credit losses was up $1,203 million or 94% from 2019. Provision for credit losses on performing loans was up $1,285 million from 2019, mainly due to increased provisions related to the onset of the COVID-19 pandemic. Provision for credit losses on impaired loans was down $82 million, due to lower insolvencies and write-offs in credit cards and personal lending, reflecting the impact of the client relief and government support programs, partially offset by higher provisions in business and government loans.

Non-interest expenses

Non-interest expenses were up $506 million or 5% from 2019, mainly due to a restructuring charge primarily related to employee severance, shown as an item of note, and higher performance-based compensation and additional employee benefits provided to support our employees during the COVID-19 pandemic.

Income taxes

Income tax expense was down $250 million or 19% from 2019, primarily due to lower income.

CIBC 2021 ANNUAL REPORT	13

Management’s discussion and analysis

Revenue by segment

Canadian Personal and Business Banking(1)

Revenue was down $318 million or 4% from 2019, primarily due to narrower margins largely due to changes in the interest rate environment and interest rate relief provided to our credit card clients as part of the CIBC client relief programs offered to support our clients during the COVID-19 pandemic, and lower fees driven by lower client transaction activity, partially offset by volume growth.

Canadian Commercial Banking and Wealth Management

Revenue was up $94 million or 2% from 2019. Commercial banking revenue was up primarily due to volume growth and impact of an additional day in 2020, partially offset by narrower margins and lower fees. Wealth management revenue was up primarily due to higher investment management and custodial fees driven by higher average AUM and AUA and higher commission revenue, as well as higher foreign exchange revenue reflecting higher trading volume in our full service brokerage business, partially offset by lower mutual fund fees.

U.S. Commercial Banking and Wealth Management(1)

Revenue was up $132 million or 7% from 2019. Commercial banking revenue was up primarily due to volume growth, and the impact of foreign exchange translation, partially offset by narrower margins. Wealth management revenue was up primarily due to volume growth, higher investment management and custodial fees driven by higher AUM and the impact of foreign exchange translation, partially offset by narrower margins.

Capital Markets(1)

Revenue was up $578 million or 17% from 2019. Global markets revenue was up primarily due to higher revenue from our interest rate, foreign exchange and commodities trading businesses and higher revenue from financing activities, partially offset by lower revenue from our equity derivatives trading business. Corporate and investment banking revenue was up primarily due to higher debt and equity underwriting activity and higher corporate banking revenue, partially offset by lower advisory revenue. Direct financial services revenue was up primarily due to higher direct brokerage trading volumes.

Corporate and Other(1)

Revenue was down $356 million or 37% from 2019. International banking revenue was down primarily due to lower revenue in CIBC FirstCaribbean as a result of narrower margins largely due to changes in the interest rate environment related to COVID-19 and lower fees. Other revenue was down primarily due to lower treasury revenue largely as a result of excess liquidity costs, interest income related to the settlement of certain income tax matters in 2019, shown as an item of note, and due to lower sublease revenue relating to our adoption of IFRS 16 in 2020.

(1)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.

14	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Adjusted measures

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes and adjusted net income, in addition to the adjusted measures noted below, remove items of note from reported results to calculate our adjusted results. Items of note include the amortization of intangible assets, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks, which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.

We also adjust our results to gross up tax-exempt revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue. See the “Strategic business units overview” section and Note 31 to our consolidated financial statements for further details.

Adjusted diluted EPS

We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, to calculate the adjusted EPS.

Adjusted efficiency ratio

We adjust our reported revenue and non-interest expenses to remove the impact of items of note and gross up tax-exempt revenue to bring it to a TEB, to calculate the adjusted efficiency ratio.

Adjusted operating leverage

We adjust our reported revenue and non-interest expenses to remove the impact of items of note and gross up tax-exempt revenue to bring it to a TEB, to calculate the adjusted operating leverage.

Adjusted dividend payout ratio

We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted dividend payout ratio.

Adjusted return on common shareholders’ equity

We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted ROE.

Adjusted effective tax rate

We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note, to calculate the adjusted effective tax rate.

Pre-provision, pre-tax earnings

Pre-provision, pre-tax earnings is calculated as revenue net of non-interest expenses, and provides the reader with an assessment of our ability to generate earnings to cover credit losses through the credit cycle, as well as an additional basis for comparing underlying business performance between periods by excluding the impact of provision for credit losses, which involves the application of judgments and estimates related to matters that are uncertain and can vary significantly between periods. We adjust our pre-provision, pre-tax earnings to remove the impact of items of note to calculate the adjusted pre-provision, pre-tax earnings. As discussed above, we believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends.

Allocated common equity

Common equity is allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses (as determined for consolidated bank pursuant to OSFI’s regulatory capital requirements and internal targets). Unallocated common equity is reported in Corporate and Other. Allocating capital on this basis provides a consistent framework to evaluate the returns of each SBU commensurate with the risk assumed. For additional information, see the “Risks arising from business activities” section.

Segmented return on equity

We use return on equity on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While return on equity for total CIBC provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric based on allocated common equity to our SBUs. As a result, segmented return on equity is a non-GAAP ratio. Segmented return on equity is calculated as net income attributable to common shareholders for each SBU expressed as a percentage of average allocated common equity, which is the average of monthly allocated common equity during the period.

CIBC 2021 ANNUAL REPORT	15

Management’s discussion and analysis

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a consolidated basis.

$ millions, for the year ended October 31	2021	2020	2019	2018	2017
Operating results – reported
Total revenue	$20,015	$18,741	$18,611	$17,834	$16,280
Provision for credit losses	158	2,489	1,286	870	829
Non-interest expenses	11,535	11,362	10,856	10,258	9,571
Income before income taxes	8,322	4,890	6,469	6,706	5,880
Income taxes	1,876	1,098	1,348	1,422	1,162
Net income	6,446	3,792	5,121	5,284	4,718
Net income attributable to non-controlling interests	17	2	25	17	19
Net income attributable to equity shareholders	6,429	3,790	5,096	5,267	4,699
Diluted EPS ($)	$13.93	$8.22	$11.19	$11.65	$11.24
Impact of items of note (1)
Revenue
Settlement of certain income tax matters (2)	$–	$–	$(67)	$–	$–
Purchase accounting adjustments (3)	–	–	(34)	(63)	(9)
Incremental losses on debt securities and loans in CIBC FirstCaribbean resulting from the Barbados government debt restructuring (2)	–	–	–	61	–
Gain on the sale and lease back of certain retail properties	–	–	–	–	(299)
Fees and charges related to the launch of Simplii Financial and the related wind-down of President’s Choice Financial	–	–	–	–	3
Impact of items of note on revenue	–	–	(101)	(2)	(305)
Provision for (reversal of) credit losses
Incremental losses on debt securities and loans in CIBC FirstCaribbean resulting from the Barbados government debt restructuring (2)	–	–	–	(28)	–
Transaction and integration-related costs as well as purchase accounting adjustments (3)	–	–	–	–	(35)
Increase (decrease) in collective allowance (4)	–	–	–	–	18
Impact of items of note on provision for (reversal of) credit losses	–	–	–	(28)	(17)
Non-interest expenses
Amortization of acquisition-related intangible assets (5)	(79)	(105)	(109)	(115)	(41)
Transaction and integration-related costs as well as purchase accounting adjustments (3)	(12)	–	11	(79)	(78)
Charge related to the consolidation of our real estate portfolio (2)	(109)	(114)	–	–	–
Gain as a result of plan amendments related to pension and other post-employment plans (2)	–	79	–	–	–
Restructuring charge (6)	–	(339)	–	–	–
Goodwill impairment (7)	–	(248)	(135)	–	–
Increase in legal provisions (2)	(125)	(70)	(28)	–	(45)
Charge for payment made to Air Canada (8)	–	–	(227)	–	–
Fees and charges related to the launch of Simplii Financial and the related wind-down of President’s Choice Financial	–	–	–	–	(95)
Impact of items of note on non-interest expenses	(325)	(797)	(488)	(194)	(259)
Total pre-tax impact of items of note on pre-provision, pre-tax earnings and net income	325	797	387	220	(29)
Settlement of certain income tax matters (2)	–	–	(18)	–	–
Amortization of acquisition-related intangible assets (5)	19	25	27	30	13
Transaction and integration-related costs as well as purchase accounting adjustments (3)	3	–	(12)	2	31
Charge related to the consolidation of our real estate portfolio	29	30	–	–	–
Gain as a result of plan amendments related to pension and other post-employment plans	–	(21)	–	–	–
Restructuring charge (6)	–	89	–	–	–
Increase in legal provisions (2)	33	19	7	–	12
Charge for payment made to Air Canada (8)	–	–	60	–	–
Incremental losses on debt securities and loans in CIBC FirstCaribbean resulting from the Barbados government debt restructuring (2)	–	–	–	19	–
Charge from net tax adjustments resulting from U.S. tax reforms (2)	–	–	–	(88)	–
Gain on the sale and lease back of certain retail properties	–	–	–	–	(54)
Fees and charges related to the launch of Simplii Financial and the related wind-down of President’s Choice Financial	–	–	–	–	27
Increase (decrease) in collective allowance (4)	–	–	–	–	(5)
Impact of items of note on income taxes	84	142	64	(37)	24
Total after-tax impact of items of note on net income	241	655	323	257	(53)
After-tax impact of items of note on non-controlling interests	–	–	–	5	–
After-tax impact of items of note on net income attributable to equity shareholders	241	655	323	252	(53)
Impact of items of note on diluted EPS ($)	$0.54	$1.47	$0.73	$0.56	$(0.13)

For footnotes, see next page.

16	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

$ millions, for the year ended October 31	2021	2020	2019	2018	2017
Operating results – adjusted (9)
Total revenue – adjusted (10)	$20,015	$18,741	$18,510	$17,832	$15,975
Provision for credit losses – adjusted	158	2,489	1,286	842	812
Non-interest expenses – adjusted	11,210	10,565	10,368	10,064	9,312
Income before income taxes – adjusted	8,647	5,687	6,856	6,926	5,851
Income taxes – adjusted	1,960	1,240	1,412	1,385	1,186
Net income – adjusted	6,687	4,447	5,444	5,541	4,665
Net income attributable to non-controlling interests – adjusted	17	2	25	22	19
Net income attributable to equity shareholders – adjusted	6,670	4,445	5,419	5,519	4,646
Adjusted diluted EPS ($)	$14.47	$9.69	$11.92	$12.21	$11.11

(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Recognized in Corporate and Other.
(3)

This item of note comprises integration costs, transaction costs and purchase accounting adjustments for various acquisitions. Transaction and integration costs, shown as an item of note starting in the fourth quarter of 2021, are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling cross-sell opportunities, the upgrade and conversion of systems and processes, project management and communication costs. Integration costs, shown as an item of note from second quarter of 2017 to fourth quarter of 2019, are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Transaction costs, shown as an item of note from second quarter of 2017 to fourth quarter of 2019, included legal and other advisory fees, as well as financing costs associated with pre-funding the cash component of the merger consideration, and interest adjustments relating to the obligation payable to dissenting shareholders. Purchase accounting adjustments, shown as an item of note from fourth quarter of 2017 to fourth quarter of 2019, include the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, the collective allowance established for new loan originations and renewals of acquired loans (prior to the adoption of IFRS 9 in the first quarter of 2018), and changes in the fair value of contingent consideration relating to the Geneva Advisors and Wellington Financial acquisitions.

(4)

Relates to collective allowance (prior to the adoption of IFRS 9), except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; (iii) net write-offs for the card portfolio; and (iv) the collective allowance related to CIBC Bank USA, which were all reported in the respective SBUs.

(5)	Amortization of acquisition-related intangible assets is recognized in the SBU of the acquired business or Corporate and Other. A summary is provided in the table below.

Canadian Personal and Business Banking (pre-tax)	$ –	$ (8)	$ (9)	$ (12)	$ (5)
Canadian Personal and Business Banking (after-tax)	–	(6)	(7)	(9)	(4)
Canadian Commercial Banking and Wealth Management (pre-tax)	–	(1)	(1)	(1)	(1)
Canadian Commercial Banking and Wealth Management (after-tax)	–	(1)	(1)	(1)	(1)
U.S. Commercial Banking and Wealth Management (pre-tax)	(68)	(83)	(88)	(91)	(27)
U.S. Commercial Banking and Wealth Management (after-tax)	(50)	(61)	(65)	(65)	(16)
Corporate and Other (pre-tax)	(11)	(13)	(11)	(11)	(8)
Corporate and Other (after-tax)	(10)	(12)	(9)	(10)	(7)

(6)

Restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank. This charge consists primarily of employee severance and related costs and was recognized in Corporate and Other.

(7)

Goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean recognized in Corporate and Other with $28 million recognized in the second quarter of 2020, $220 million recognized in the fourth quarter of 2020 and $135 million recognized in the fourth quarter of 2019.

(8)	Charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in its new loyalty program recognized in Canadian Personal and Business Banking.
(9)	Adjusted to exclude the impact of items of note.
(10)	Excludes TEB adjustments of $204 million (2020: $183 million; 2019: $179 million). Our adjusted operating leverage and efficiency ratio are calculated on a TEB.

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) net income on a segmented basis.

$ millions, for the year ended October 31	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2021 Reported net income (loss)	$2,494	$1,665	$926	$1,857	$(496)	$6,446
After-tax impact of items of note (1)	9	–	50	–	182	241
Adjusted net income (loss) (2)	$2,503	$1,665	$976	$1,857	$(314)	$6,687
2020 (3) Reported net income (loss)	$1,785	$1,202	$375	$1,308	$(878)	$3,792
After-tax impact of items of note (1)	6	1	61	–	587	655
Adjusted net income (loss) (2)	$1,791	$1,203	$436	$1,308	$(291)	$4,447
2019 (3) Reported net income (loss)	$2,126	$1,287	$648	$1,117	$(57)	$5,121
After-tax impact of items of note (1)	174	1	40	–	108	323
Adjusted net income (loss) (2)	$2,300	$1,288	$688	$1,117	$51	$5,444
2018 Reported net income (loss)	$2,540	$1,286	$561	$1,086	$(189)	$5,284
After-tax impact of items of note (1)	9	1	27	–	220	257
Adjusted net income (loss) (2)	$2,549	$1,287	$588	$1,086	$31	$5,541
2017 Reported net income (loss)	$2,420	$1,138	$203	$1,090	$(133)	$4,718
After-tax impact of items of note (1)	(170)	1	19	–	97	(53)
Adjusted net income (loss) (2)	$2,250	$1,139	$222	$1,090	$(36)	$4,665

(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Non-GAAP measure.
(3)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.

CIBC 2021 ANNUAL REPORT	17

Management’s discussion and analysis

Strategic business units overview

CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups, which all are included within Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

External reporting changes were made in the first quarter of 2021 which affected the results of our SBUs. See the “External reporting changes” section for additional details.

Business unit allocations

Revenue, expenses, and other balance sheet resources related to certain activities are generally allocated to the lines of business within the SBUs.

Treasury activities impact the financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. This market-based cost of funds takes into account the cost of maintaining sufficient regulatory capital to support business requirements, including the cost of preferred shares. Once the interest and liquidity risks inherent in our client-driven assets and liabilities are transfer priced into Treasury, they are managed within CIBC’s risk framework and limits. Consistent with the external reporting changes made in the first quarter of 2021 (see the “External reporting changes” section for additional details), the residual financial results associated with Treasury activities are reported in Corporate and Other. Capital is attributed to the SBUs based on the estimated amount of regulatory capital required to support their businesses, which is intended to consistently measure and align the costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

We use a Product Owner/Customer Segment/Distributor Channel allocation management model to measure and report the results of operations of various lines of business within our SBUs. The model uses certain estimates and methodologies to process internal transfers between the impacted lines of business for sales, renewals and trailer commissions as well as certain attributable costs. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.

The non-interest expenses of the functional and support groups are generally allocated to the business lines within the SBUs based on appropriate criteria and methodologies. The basis of allocation is reviewed periodically to reflect changes in support to business lines. Other costs not directly attributable to business lines remain in Corporate and Other.

We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs.

Revenue, taxable equivalent basis

Certain SBUs evaluate revenue on a TEB. In order to arrive at the TEB amount, the SBUs gross up tax-exempt revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue. Simultaneously, an equivalent amount is booked as an income tax expense resulting in no impact on the net income of the SBUs. This measure enables comparability of revenue arising from both taxable and tax-exempt sources. The total TEB adjustments of the SBUs are offset in revenue and income tax expense in Corporate and Other.

18	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Canadian Personal and Business Banking

Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, services and solutions through banking centres, digital and mobile channels to help make their ambitions a reality.

Our business strategy

We are focused on continuing to help our clients achieve their ambitions, and delivering sustainable, market-leading performance. To achieve this, our strategy comprises three key priorities:

•	Introducing more opportunities for our clients to deal with us digitally by investing in digital and real-time remote capabilities;
•	Providing our team with the tools to deliver an excellent experience for our clients consistent with a one-team approach; and
•	Delivering personalized advice and experiences to our clients in a way that is meaningful and relevant to each of them.

2021 progress

In 2021, we demonstrated positive momentum, despite the economic challenges and lower client transaction activity due to the COVID-19 pandemic. While demand for certain lending products was down, we saw a significant increase in mortgage demand this year as we helped more clients achieve their ambition of owning a home. We also delivered above market growth in everyday banking and investments solutions. As a result of our strategy, we have seen record client growth driven by strong acquisition and client retention, and made important investments to elevate both the experience of our clients and our team members. We will continue to maintain focus on our three strategic priorities and build on the momentum and successes of 2021.

Introducing more opportunities for our clients to deal with us digitally

•

Ranked #1 again in Digital Satisfaction for Mobile Banking by J.D. Power; #1 in mobile banking experience in Surviscor’s 2021 Mobile Banking Review; #1 ranking in Forrester’s Digital Experience Review: Canadian Mobile Banking App Review; and named Best Consumer Digital Bank in North America by Global Finance for the second consecutive year.

•	Launched CIBC Virtual Assistant for online and mobile clients, helping them answer their everyday banking questions in real-time.
•	Introduced CIBC Insights, a digital financial coach that provides recommendations to help clients keep a pulse on their day-to-day finances.
•	Launched Digital Identity Verification and FastApp, streamlining how clients open chequing and savings accounts, a personal line of credit, or a credit card digitally.
•	Introduced more digital options for clients to renew their mortgage online, including an enhanced online pre-qualification tool.
•	Enabled digital card issuance, so clients can receive a new or replacement digital credit card within minutes in the event their card is lost or stolen.

Providing our team with the tools to deliver an excellent experience for our clients

•

Continued the rollout of CIBC GoalPlanner, a digitally enabled goal setting platform, allowing our Imperial Service advisors to better understand our clients’ ambitions and to spend more time with them developing plans.

•	Introduced a new client relationship management tool, enabling advisors to offer more personalized advice and deepen client relationships.
•	Delivered a more integrated advice experience at our banking centres, including introducing a new Associate Financial Advisor role to support clients with complex financial needs.
•	Extended our newcomer banking offer to include foreign workers and expanded our outreach, including a Newcomer Financial Guide in partnership with Canadian Immigrant magazine.
•	Refreshed our Dividend Visa Cards with a new set of cashback categories, and introduced on-demand points redemption.

Delivering personalized advice to our clients in a way that is meaningful to them

•

Announced an agreement to become the exclusive issuer of Costco-branded Mastercards in Canada, expected to close in the first half of fiscal 2022, and the acquisition of the existing Canadian Costco credit card portfolio, reflecting our focus on growing our Canadian consumer franchise.

•	Expanded our business banking specialist team in support of our focus on entrepreneurs at all life stages, including the launch of Canada’s first banking platform for Black-owned businesses.
•

Helped clients build financial knowledge and confidence by offering virtual seminars and education focused on a range of topics such as, women and wealth, home ownership, as well as tax and estate planning for the LGBTQ+ community.

•	Grew our mobile mortgage advisor workforce while strengthening our market position through a strategic partnership with REMAX.
•	Ranked #1 on Investment Executive 2021 Report Card on Banks, for the sixth consecutive year.
•	Helped our clients meet their personal climate ambitions with solutions such as offering a carbon offset for their gas purchases through the Parkland Journie Rewards program.

CIBC 2021 ANNUAL REPORT	19

Management’s discussion and analysis

2021 financial review

Revenue(1) ($ billions)	Net income(1) ($ millions)	Operating leverage (%)	Average loans and acceptances(1)(2)(3) ($ billions)	Average deposits(1)(3) ($ billions)

(1)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(2)	Loan amounts are stated before any related allowances.
(3)	Average balances are calculated as a weighted average of daily closing balances.

Our focus for 2022

In Canadian Personal and Business Banking our objective is to deliver sustainable, market-leading performance with a focus on helping our clients achieve their ambitions. Our strategy remains centred on three key priorities:

•	Introduce more opportunities for our clients to deal with us digitally;
•	Provide our team with the tools to deliver an excellent experience for our clients; and
•	Deliver personalized advice to our clients in a way that is meaningful to them.

Results(1)

$ millions, for the year ended October 31	2021	2020 (2)	2019 (2)
Revenue	$8,150	$7,922	$8,240
Provision for (reversal of) credit losses
Impaired	484	625	790
Performing	(134)	564	99
Provision for credit losses	350	1,189	889
Non-interest expenses	4,414	4,308	4,459
Income before income taxes	3,386	2,425	2,892
Income taxes	892	640	766
Net income	$2,494	$1,785	$2,126
Net income attributable to:
Equity shareholders	$2,494	$1,785	$2,126
Efficiency ratio	54.2%	54.4%	54.1%
Operating leverage	0.4%	(0.5)%	(5.9)%
Return on equity (3)	38.1%	27.1%	34.3%
Average allocated common equity (3)	$6,554	$6,591	$6,192
Average assets ($ billions) (4)	$272.6	$253.0	$249.5
Average loans and acceptances ($ billions) (4)	$270.3	$250.3	$247.1
Average deposits ($ billions) (4)	$187.9	$170.8	$156.8
Full-time equivalent employees	12,629	12,437	13,013

(1)	For additional segmented information, see Note 31 to the consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.
(4)	Average balances are calculated as a weighted average of daily closing balances.

Financial overview

Net income was up $709 million or 40% from 2020, primarily due to lower provision for credit losses and higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $228 million or 3% from 2020, primarily due to volume growth and higher fee income, partially offset by lower product spreads largely as a result of changes in the interest rate environment.

Provision for credit losses

Provision for credit losses was down $839 million or 71% from 2020. The current year included a provision reversal on performing loans mainly due to a favourable change in economic conditions as well as our economic outlook partially offset by model parameter updates, while the prior year included a provision for credit losses due to an unfavourable change in our economic outlook relating to the onset of the COVID-19 pandemic. Provision for credit losses on impaired loans was down as the current year continued to benefit from higher levels of consumer liquidity from lower relative levels of spending and from government support programs, while the prior year included a normal level of loan losses prior to the onset of the pandemic.

Non-interest expenses

Non-interest expenses were up $106 million or 2% from 2020, primarily due to higher spending on strategic initiatives and performance-related compensation, partially offset by a favourable commodity tax adjustment in the current year.

Income taxes

Income taxes were up $252 million or 39% from 2020, primarily due to higher income.

Average assets

Average assets were up $19.6 billion or 8% from 2020, primarily due to growth in residential mortgages.

20	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Canadian Commercial Banking and Wealth Management

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.

Our business strategy

We are focused on building and enhancing client relationships, being Canada’s leader in financial advice and generating long-term consistent growth. To deliver on this, our three key strategic priorities are:

•	Accelerating the growth of Private Wealth Management;
•	Evolving our Asset Management business in response to client needs; and
•	Delivering focused, risk-controlled growth in our Commercial Bank.

2021 progress

In 2021, as the economy began transitioning to a post-pandemic environment, we continued to stay close to our clients, helping them navigate through the ongoing economic recovery. Commercial Banking saw record loan growth among existing clients, driven by an improved economic outlook as well as strong new client activity. Private Wealth Management saw significant growth in asset balances driven by market appreciation, record mutual fund sales, strong referral activity across our internal teams and an increased level of activity by clients.

Accelerating the growth of Private Wealth Management

•	Increased recruitment of top talent across Private Wealth Management to broaden and deepen client relationships and accelerate market share growth.
•	Launched exclusive banking offers for clients in key market segments to deepen existing and onboard new relationships.
•	Launched CIBC Family Office services to support ultra-high net worth clients through wealth transitions within the family and through privately-owned business sales.
•	Increased partner referrals activity across the bank to help clients fulfill their broader wealth needs.
•	The Globe and Mail named 35 CIBC Wood Gundy advisors to its inaugural ranking of Canada’s Top Wealth Advisors list.

Evolving our Asset Management business in response to client needs

•	Met the investment needs of our mass affluent, core banking and high net worth clients, resulting in record net flows in long-term mutual fund sales.
•

Launched Sustainable Investment Solution mutual funds to align with our bank-wide ESG efforts, as well as client demand, where a percentage of our revenues are donated to organizations supporting climate transition activities.

•

Founding signatory of Climate Engagement Canada and the Responsible Investment Association Canadian Investor Statement on Climate Change as part of our bank’s ongoing efforts to address global climate change and to support investor demand for ESG-focused products.

•	Refinitiv Lipper Funds Awards recognized four CIBC Asset Management funds for industry-leading performance.

Delivering focused, risk-controlled growth in our Commercial Bank

•	Enhanced our offers to address the needs of the smaller end of the commercial banking market in high growth industries such as healthcare, technology, business services and franchising.
•

Further expanded CIBC Innovation Banking across Canada, the U.S., and most recently in the U.K., to meet the needs of fast-growing and innovative industries such as technology, life sciences and venture capital funds.

•	Global Finance Magazine named CIBC Canada’s Best Treasury and Cash Management Bank for the sixth time.

2021 financial review

Revenue ($ billions)	Net income ($ millions)	Operating leverage (%)	Average loans(1)(2) ($ billions)	Average deposits(2) ($ billions)

Average commercial banking loans(1)(2)(3) ($ billions)	Average commercial banking deposits(2) ($ billions)		Assets under administration and management(4) ($ billions)	Canadian retail mutual funds and exchange-traded funds ($ billions)

(1)	Loan amounts are stated before any related allowances.
(2)	Average balances are calculated as a weighted average of daily closing balances.
(3)	Comprises loans and acceptances and notional amount of letters of credit.
(4)	AUM amounts are included in the amounts reported under AUA.

CIBC 2021 ANNUAL REPORT	21

Management’s discussion and analysis

Our focus for 2022

In Commercial Banking and Wealth Management, our ambition is to become the leader in financial advice to both personal and business clients. We remain focused on three strategic priorities:

•	Accelerate the growth of Private Wealth Management to broaden and deepen client relationships;
•	Evolve our Asset Management business to increase connectivity within our own bank channels and continue to extend our investment capabilities and fee structures to meet evolving client needs; and
•	Delivering risk-controlled growth in our Commercial Bank, while fostering strong referrals across CIBC.

Results(1)

$ millions, for the year ended October 31	2021	2020	2019
Revenue
Commercial banking	$1,827	$1,663	$1,633
Wealth management	2,843	2,458	2,394
Total revenue	4,670	4,121	4,027
Provision for (reversal of) credit losses
Impaired	6	162	159
Performing	(45)	141	4
Provision for (reversal of) credit losses	(39)	303	163
Non-interest expenses	2,443	2,179	2,106
Income before income taxes	2,266	1,639	1,758
Income taxes	601	437	471
Net income	$1,665	$1,202	$1,287
Net income attributable to:
Equity shareholders	$1,665	$1,202	$1,287
Efficiency ratio	52.3%	52.9%	52.3%
Operating leverage	1.2%	(1.1)%	3.1%
Return on equity (2)	24.5%	18.6%	21.7%
Average allocated common equity (2)	$6,794	$6,454	$5,929
Average assets ($ billions) (3)	$70.1	$65.8	$62.6
Average loans ($ billions) (3)	$72.8	$68.2	$64.7
Average deposits ($ billions) (3)	$83.6	$71.1	$60.2
AUA ($ billions)	$356.6	$287.7	$289.1
AUM ($ billions)	$230.3	$188.9	$182.4
Full-time equivalent employees	5,241	4,984	5,048

(1)	For additional segmented information, see Note 31 to the consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.
(3)	Average balances are calculated as a weighted average of daily closing balances.

Financial overview

Net income was up $463 million or 39% from 2020, primarily due to higher revenue and a provision reversal in the current year compared with a provision for credit losses in the prior year, partially offset by higher non-interest expenses.

Revenue

Revenue was up $549 million or 13% from 2020.

Commercial banking revenue was up $164 million or 10%, primarily due to higher fees and volume growth, partially offset by lower product spreads.

Wealth management revenue was up $385 million or 16%, primarily due to higher fee-based revenue driven by higher average AUA and AUM reflecting market appreciation and net sales, and higher commission revenue from increased client activity.

Provision for credit losses

The current year included a reversal of credit losses of $39 million, while the prior year included a provision for credit losses of $303 million. The current year included a provision reversal on performing loans due to a favourable change in economic conditions as well as our economic outlook, while the prior year included a provision for credit losses due to an unfavourable change in our economic outlook relating to the onset of the COVID-19 pandemic. Provision for credit losses on impaired loans was down as the prior year was impacted by the onset of the COVID-19 pandemic and provisions related to one fraud-related impairment.

Non-interest expenses

Non-interest expenses were up $264 million or 12% from 2020, primarily due to higher performance-based compensation.

Income taxes

Income taxes were up $164 million or 38% from 2020, primarily due to higher income.

Average assets

Average assets were up $4.3 billion or 6% from 2020, primarily due to growth in commercial loans.

Assets under administration

AUA were up $68.9 billion or 24% from 2020, primarily due to market appreciation and net sales. AUM amounts are included in the amounts reported under AUA.

22	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

U.S. Commercial Banking and Wealth Management

U.S. Commercial Banking and Wealth Management provides commercial banking and private wealth services across the U.S., as well as personal and small business banking services in four U.S. Midwestern markets and focuses on middle-market and mid-corporate companies and high-net-worth individuals and families.

Our business strategy

Our goal is to continue building a best-in-class commercial and wealth management financial institution in the U.S., with seamless connectivity to our Capital Markets and Canadian Commercial Banking and Wealth Management franchise. Our key strategic priorities, which have evolved over the year, are:

•	Building and deepening client relationships;
•	Strengthening and diversifying our deposit base;
•	Improving efficiency through data and technology; and
•	Advancing the growth and transformation of our business.

2021 progress

In 2021, our continued focus on deep-rooted relationship banking helped attract new clients and guide existing relationships through a challenging economic environment. This approach continues to generate strong loan, deposit and AUM/AUA growth, which coupled with prudent investments, helped mitigate revenue pressures associated with margin compression experienced throughout the industry. Our offering of products and services continues to expand as we leverage cross-border capabilities and maintain investment in improving processes, technology and meeting client needs.

Building and deepening client relationships

•	Drove solid loan and deposit growth given market conditions, including continued expansion of our private banking business with existing commercial and wealth clients.
•	Supported our clients who faced continued headwinds as a result of the pandemic with an additional $500 million of Paycheck Protection Program (PPP) financing in the first half of fiscal 2021.
•	Generated strong growth in AUM and AUA, bolstered by the performance of our investment strategies and net inflows, driving asset management fees to nearly 50% of non-interest income for the year.
•	Leveraged our strong partnership with our Capital Markets franchise to provide a wider range of products and services to U.S. commercial and wealth clients.
•	Recognized as Retail Banking and Commercial Banking Client Experience leaders by Coalition Greenwich.
•	Ranked as a Top Five Registered Investment Advisor by Barron’s for the second straight year.

Strengthening and diversifying our deposit base

•	Maintained a diversified funding strategy through our commercial, private banking and retail clients.
•	Continued growth in private banking, expanding the team and introducing online account opening for private banking clients.
•	Expanded deposit gathering, including with our specialty commercial banking and institutional real estate clients.

Improving efficiency through data and technology

•

Advanced the implementation of customer relationship management (CRM) and data strategy initiatives to further the connectivity between teams, provide a consolidated view of our businesses and support a strong risk management infrastructure.

•

Continued to refine client-facing processes, making it easier for clients to bank with us, including adding online account opening capabilities for consumer clients, introducing card control features to consumer mobile banking and enhancing our servicing platform for our commercial banking clients.

Advancing the growth and transformation of our business

•	Expanded Commercial Real Estate banking in the southeast U.S. region.
•	Further enhanced our risk and change management infrastructure to support our growth.

CIBC 2021 ANNUAL REPORT	23

Management’s discussion and analysis

2021 financial review

Revenue(1) (US$ billions)	Net income(1) ($ millions)	Net income(1) (US$ millions)	Operating leverage (% in U.S. dollars)

Average loans(1)(2)(3) (US$ billions)	Average deposits(1)(3) (US$ billions)	Average commercial banking loans(2)(3) (US$ billions)	Assets under administration and management(4) (US$ billions)

(1)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(2)	Loan amounts are stated before any related allowances.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)	AUM amounts are included in the amounts reported under AUA.

Our focus for 2022

To build on our momentum across U.S. Commercial Banking and Wealth Management, we will continue to focus on helping our clients achieve their ambitions by:

•	Building and deepening client relationships through referral activity across all businesses, disciplined growth in Commercial Banking and greater scale in Private Wealth Management;
•	Strengthen and diversify our deposit base by leveraging private banking services for commercial and wealth clients and continued growth in regional expansion markets such as Florida and Texas;
•	Improve efficiency through data and technology to support growth, modernizing consumer and commercial digital platforms and enhancing data-driven decision making; and
•	Advance the transformation of our business through continued investment in people, infrastructure and growth initiatives.

24	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Results in Canadian dollars(1)

$ millions, for the year ended October 31	2021	2020 (2)	2019 (2)
Revenue
Commercial banking	$1,444	$1,421	$1,300
Wealth management (3)	750	622	611
Total revenue (4)(5)	2,194	2,043	1,911
Provision for (reversal of) credit losses
Impaired	104	133	68
Performing	(179)	354	5
Provision for (reversal of) credit losses	(75)	487	73
Non-interest expenses	1,121	1,126	1,114
Income before income taxes	1,148	430	724
Income taxes (5)	222	55	76
Net income	$926	$375	$648
Net income attributable to:
Equity shareholders	$926	$375	$648
Average allocated common equity (6)	$8,975	$9,196	$8,533
Average assets ($ billions) (7)	$46.7	$48.2	$41.2
Average loans ($ billions) (7)	$41.4	$42.5	$35.7
Average deposits ($ billions) (7)	$41.4	$34.6	$26.1
AUA ($ billions) (8)	$124.5	$97.6	$89.7
AUM ($ billions) (8)	$96.4	$76.4	$68.8
Full-time equivalent employees	2,170	2,085	2,095

(1)	For additional segmented information, see Note 31 to the consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)	Includes revenue related to the U.S. Paycheck Protection Program.
(4)	Included $15 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank (2020: $20 million; 2019: $35 million).
(5)

Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of nil (2020: nil; 2019: $2 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(6)	For additional information, see the “Non-GAAP measures” section.
(7)	Average balances are calculated as a weighted average of daily closing balances.
(8)	Includes certain Canadian Commercial Banking and Wealth Management assets that U.S. Commercial Banking and Wealth Management provides sub-advisory services for.

Results in U.S. dollars(1)

US$ millions, for the year ended October 31	2021	2020 (2)	2019 (2)
Revenue
Commercial banking	$1,151	$1,056	$978
Wealth management (3)	597	464	460
Total revenue (4)(5)	1,748	1,520	1,438
Provision for (reversal of) credit losses
Impaired	82	99	52
Performing	(143)	259	3
Provision for (reversal of) credit losses	(61)	358	55
Non-interest expenses	893	838	838
Income before income taxes	916	324	545
Income taxes (5)	177	42	58
Net income	$739	$282	$487
Net income attributable to:
Equity shareholders	$739	$282	$487
Efficiency ratio	51.1%	55.1%	58.3%
Operating leverage	8.5%	5.6%	(0.3	) %
Return on equity (6)	10.3%	4.1%	7.6%
Average allocated common equity (6)	$7,149.0	$6,841.0	$6,419.0
Average assets ($ billions) (7)	$37.2	$35.9	$31.0
Average loans ($ billions) (7)	$33.0	$31.6	$26.9
Average deposits ($ billions) (7)	$33.0	$25.7	$19.7
AUA ($ billions) (8)	$100.6	$73.3	$68.1
AUM ($ billions) (8)	$77.9	$57.4	$52.2

(1)	For additional segmented information, see Note 31 to the consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)	Includes revenue related to the U.S. Paycheck Protection Program.
(4)	Included US$12 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank (2020: US$15 million; 2019: US$25 million).
(5)

Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of nil (2020: nil; 2019: US$2 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(6)	For additional information, see the “Non-GAAP measures” section.
(7)	Average balances are calculated as a weighted average of daily closing balances.
(8)	Includes certain Canadian Commercial Banking and Wealth Management assets that U.S. Commercial Banking and Wealth Management provides sub-advisory services for.

CIBC 2021 ANNUAL REPORT	25

Management’s discussion and analysis

Financial overview

Net income was up $551 million (US$457 million) or 147% from 2020, primarily due to a provision reversal in the current year compared with a provision for credit losses in the prior year and higher revenue.

Revenue

Revenue was up US$228 million or 15% from 2020.

Commercial banking revenue was up US$95 million or 9%, primarily due to volume growth and higher fees, partially offset by lower product spreads.

Wealth management revenue was up US$133 million or 29%, primarily due to higher fee-based revenue driven by higher average AUA and AUM reflecting market appreciation and net sales, higher product spreads, partially driven by loans made under the U.S. Paycheck Protection Program, and volume growth.

Provision for credit losses

The current year included a reversal of credit losses of US$61 million while the prior year included a provision for credit losses of US$358 million. The current year included a provision reversal on performing loans due to a favourable change in economic conditions as well as our economic outlook, while the prior year included a provision for credit losses due to an unfavourable change in our economic outlook relating to the onset of the COVID-19 pandemic. Provision for credit losses on impaired loans was down as the prior year was impacted by the onset of the COVID-19 pandemic.

Non-interest expenses

Non-interest expenses were up US$55 million or 7% from 2020, primarily due to higher employee-related compensation, partially offset by lower business development costs and the timing of spending on strategic initiatives.

Income taxes

Income taxes were up US$135 million or 321% from 2020, primarily due to higher income.

Average assets

Average assets were up US$1.3 billion or 4% from 2020, primarily due to growth in loans.

Assets under administration

AUA were up US$27.3 billion or 37% from 2020, primarily due to market appreciation and net sales. AUM amounts are included in the amounts reported under AUA.

26	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Capital Markets

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked research to our clients around the world. It includes Direct Financial Services which focuses on expanding CIBC’s digitally enabled capabilities to provide a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.

Our business strategy

Our goal is to deliver leading capital markets solutions to our North American and international clients by providing best-in-class insight, advice and execution. To enable CIBC’s strategy and priorities, we collaborate with our partners across our bank to deepen and enhance client relationships. Our three key strategic priorities are:

•	Being the leading capital markets platform in Canada for our core clients;
•	Building a North American client platform with global capabilities; and
•	Increasing connectivity across CIBC to deliver greater value and a better experience for our clients.

2021 progress

In 2021, we continued to make progress on our strategic priorities with an emphasis on deepening client relationships, growing in the U.S. and enhancing connectivity across the bank. Collectively, these efforts have built a well-diversified Capital Markets business that delivers consistent performance and growth. Our growth in 2021 was enabled by our strong focus on our clients, favourable market conditions for investment banking and corporate banking activity, and continuing strong performance in Global Markets. In addition, we further expanded our Direct Financial Services business to generate more fee-based revenue and attract new clients seeking a self-serve, digitally enabled banking and investing model.

Being the leading capital markets platform in Canada for our core clients

•

Established a new Energy, Infrastructure and Transition investment banking group with a global focus on delivering industry-leading advice and capital markets solutions to clients across the full infrastructure and energy spectrum, and enabling the transition to a lower carbon future.

•	Continued to support the growth ambitions of our clients emerging from the pandemic, managing their funding and liquidity needs with expert advice for the long-term.
•	Strengthened our platform by continuing to invest in talent and technology, including investments in simplifying processes and promoting talent to foster our client-focused culture.
•	Recognized as a leader in bond trading in 2021, ranked #1 or #2 in the Investment Industry Regulatory Organization of Canada (IIROC)’s Monthly Bond Trading Volumes.

Building a North American client platform with global capabilities

•	Made a strategic investment in Chicago-headquartered financial services firm Loop Capital, which is aligned with our strategy to accelerate our momentum in the U.S.
•

Established a leadership position in sustainable finance, acting as a Sustainability Agent on eight sustainability-linked loans (“SLLs”) during the year and ranking first on the Bloomberg SLL league tables for Canadian issuances for 2021.

•

Achieved top 10 ranking in financing for the renewable industry across North America for transactions that closed from January 1, 2021 to September 30, 2021 (North American Renewables League Tables by Inframation).

•

Partnered with three global banks to launch Project Carbon, a platform that brings liquidity and transparency to the market for carbon credits, helping to enable the sustainability ambitions of our clients.

Increasing connectivity across CIBC to deliver greater value and a better experience for our clients

•	Launched the industry-first Canadian Depositary Receipts (CDRs) as part of our ongoing commitment to developing innovative, market-based solutions that meet investor needs.
•	Broadened the banking services available to clients through Simplii Financial, including the introduction of a U.S. dollar account and the rollout of Visa Direct.
•	Continued to enhance our offerings to clients with services such as Global Money Transfer, and further expanded the capabilities of our International Student Pay program.
•	Recognized as a 2021 Canadian FX Service Quality Leader as measured by the Greenwich Quality Index by Canadian Corporations and Financial Institutional clients.

As a leading capital markets franchise in Canada and banking partner to our clients around the world, Capital Markets acted as:

•

Financial advisor to Husky Energy on its combination with Cenovus Energy in an all-stock transaction valued at approximately $23.6 billion (including debt) to create a resilient integrated energy leader that is well positioned to provide superior returns for investors over the long term, as well as strong environmental, social and governance performance.

•

Financial Advisor to Intact Financial Corporation (Company) on its acquisition, together with Tryg A/S, of international P&C insurer RSA Insurance Group Plc for a transaction value of approximately $12.3 billion; joint bookrunner on the underwritten financing package including £1.465 billion in bridge facilities and a £350 million term loan, sole bookrunner on an increase to the Company’s existing revolving credit facility from $750 million to $1.5 billion and lead left bookrunner on a $1.25 billion issue of subscription receipts and an aggregate $1.85 billion of notes.

•

Joint bookrunner and joint lead arranger on a US$1.825 billion 7-year term loan B, US$700 million of 7-year senior secured notes, and US$1.035 billion of 8-year senior unsecured notes in connection with an acquisition financing and refinancing for Madison IAQ, a portfolio company of Madison Industries.

•

Bookrunner on the two largest Canadian initial public offerings (IPOs) of the year: Joint bookrunner on a US$1.1 billion IPO of subordinate voting shares for TELUS International (Cda) Inc. consisting of a treasury offering and a secondary offering from TELUS Corporation and Barings Private Equity Asia Group Limited, the largest technology IPO, and lead on a $719 million IPO of subordinate voting shares for dentalcorp Holdings Ltd., the largest healthcare IPO in Canada.

•

Joint bookrunner on a number of corporate green bonds including Allied Properties REIT’s $600 million and $500 million green debentures, Algonquin Power Co.’s $400 million green debentures and BCI Quadreal Realty’s $400 million green notes offerings as well as joint lead manager for the Province of Ontario’s $1.25 billion green bond and European Investment Bank’s $1 billion maple green bond offerings.

CIBC 2021 ANNUAL REPORT	27

Management’s discussion and analysis

•

Led the structuring and execution of a number of SLLs in Canada, including acting as the administrative agent, joint bookrunner, and co-sustainability structuring agent for Enbridge’s $1 billion SLL, the first SLL for a Canadian energy infrastructure client, and acting as administrative agent, sole bookrunner, and sole sustainability structuring agent for TransAlta Corporation’s $1.25 billion SLL and Enerplus Corporation’s US$900 million SLL.

2021 financial review

Revenue(1) ($ billions)	Net income(1) ($ millions)	Operating leverage (%)

Average loans and acceptances(1) ($ billions)	Average deposits(1) ($ billions)	Average value-at-risk (VaR) ($ millions)	Revenue – Direct financial services ($ millions)

(1)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.

Our focus for 2022

To support our bank’s long-term objectives, Capital Markets remains focused on delivering profitable growth by deepening client relationships and collaborating with our partners across our bank to help make our clients’ ambitions a reality. We will continue to do this by:

•	Maintaining our focused approach to client coverage in Canada;
•	Growing our North American platform by further expanding our U.S. reach and broadening the services offered to clients; and
•	Strengthening our connectivity, technology and innovation efforts to bring more of our bank’s offerings to our clients.

28	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2021	2020 (2)	2019 (2)
Revenue
Global markets	$2,076	$1,999	$1,583
Corporate and investment banking	1,616	1,344	1,231
Direct financial services	828	710	661
Total revenue (3)	4,520	4,053	3,475
Provision for (reversal of) credit losses
Impaired	32	121	109
Performing	(132)	190	51
Provision for (reversal of) credit losses	(100)	311	160
Non-interest expenses	2,117	1,929	1,802
Income before income taxes	2,503	1,813	1,513
Income taxes (3)	646	505	396
Net income	$1,857	$1,308	$1,117
Net income attributable to:
Equity shareholders	$1,857	$1,308	$1,117
Efficiency ratio	46.8%	47.6%	51.8%
Operating leverage	1.7%	9.6%	(2.0)%
Return on equity (4)	25.6%	18.8%	17.5%
Average allocated common equity (4)	$7,241	$6,948	$6,399
Average assets ($ billions) (5)	$255.1	$230.2	$194.1
Average loans and acceptances ($ billions) (5)	$47.8	$45.2	$40.3
Average deposits ($ billions) (5)	$86.0	$68.0	$53.9
Full-time equivalent employees (6)	2,225	1,912	1,867

(1)	For additional segmented information, see Note 31 to the consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)

Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of $204 million (2020: $183 million; 2019: $177 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(4)	For additional information, see the “Non-GAAP measures” section.
(5)	Average balances are calculated as a weighted average of daily closing balances.
(6)

In 2021, 79 full-time equivalent employees related to Simplii Financial’s call centre operations were transferred to Capital Markets from Corporate and Other, with no financial impact as the costs were previously allocated to Direct financial services.

Financial overview

Net income was up $549 million or 42% from 2020, primarily due to higher revenue and a provision reversal in the current year compared to a provision for credit losses in the prior year, partially offset by higher non-interest expenses.

Revenue

Revenue was up $467 million or 12% from 2020.

Global markets revenue was up $77 million or 4%, primarily due to higher revenue from our equity derivatives trading business, partially offset by lower fixed income and foreign exchange trading revenue.

Corporate and investment banking revenue was up $272 million or 20%, primarily due to higher equity and debt underwriting activity, higher advisory revenue and higher corporate banking revenue.

Direct financial services revenue was up $118 million or 17%, primarily due to higher volumes and growth in our direct trading brokerage, and innovative foreign exchange and payments business.

Provision for (reversal of) credit losses

The current year included a reversal of credit losses of $100 million while the prior year included a provision for credit losses of $311 million. The current year included a provision reversal on performing loans due to a favourable change in economic conditions as well as our economic outlook, while the prior year included a provision for credit losses due to an unfavourable change in our economic outlook relating to the onset of the COVID-19 pandemic. Provision for credit losses on impaired loans was down as the prior year included higher provisions in the oil and gas sector.

Non-interest expenses

Non-interest expenses were up $188 million or 10% from 2020, primarily due to higher employee-related compensation and the timing of spending on strategic initiatives.

Income taxes

Income taxes were up $141 million or 28% from 2020, primarily due to higher income.

Average assets

Average assets were up $24.9 billion or 11% from 2020, primarily due to higher securities purchased under resale agreements, higher trading securities and higher loan balances.

CIBC 2021 ANNUAL REPORT	29

Management’s discussion and analysis

Corporate and Other

Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Results(1)

$ millions, for the year ended October 31	2021	2020 (2)	2019 (2)
Revenue
International banking	$687	$734	$798
Other	(206)	(132)	160
Total revenue (3)	481	602	958
Provision for (reversal of) credit losses
Impaired	76	24	21
Performing	(54)	175	(20)
Provision for credit losses	22	199	1
Non-interest expenses	1,440	1,820	1,375
Loss before income taxes	(981)	(1,417)	(418)
Income taxes (3)	(485)	(539)	(361)
Net income (loss)	$(496)	$(878)	$(57)
Net income (loss) attributable to:
Non-controlling interests	$17	$2	$25
Equity shareholders	(513)	(880)	(82)
Full-time equivalent employees	23,017	22,435	23,134

(1)	For additional segmented information, see Note 31 to the consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)

Revenue and income taxes of Capital Markets and U.S. Commercial Banking and Wealth Management are reported on a TEB. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $204 million (2020: $183 million; 2019: $179 million).

Financial overview

Net loss was down $382 million from 2020, due to lower non-interest expenses and lower provision for credit losses, partially offset by lower revenue.

Revenue

Revenue was down $121 million from 2020.

International banking revenue was down $47 million, primarily due to the impact of foreign exchange translation, and lower U.S. dollar revenue in CIBC FirstCaribbean driven by lower product spreads, partially offset by higher ECL charges on debt securities in the prior year, volume growth and higher fees.

Other revenue was down $74 million, primarily due to lower revenue from our strategic investments, interest income in the prior year related to the settlement of certain income tax matters, a higher TEB adjustment and lower treasury revenue.

Provision for (reversal of) credit losses

Provision for credit losses was down $177 million from 2020. The current year included a reversal of credit losses on performing loans due to a favourable change in our economic outlook for the Caribbean region, while the prior year included a provision for credit losses due to an unfavourable change in economic conditions as well as our economic outlook relating to the onset of the COVID-19 pandemic. Provision for credit losses on impaired loans was up due to higher provisions in CIBC FirstCaribbean.

Non-interest expenses

Non-interest expenses were down $380 million from 2020, as the prior year included a restructuring charge and a goodwill impairment charge, partially offset by a gain in the prior year as a result of plan amendments related to pension and other post-employment plans, all shown as items of note. The current year included higher unallocated corporate support costs, donations and legal provisions.

Income taxes

Income tax benefit was down $54 million from 2020, primarily due to a lower loss.

30	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at October 31	2021	2020
Assets
Cash and deposits with banks	$56,997	$62,518
Securities	161,401	149,046
Securities borrowed and purchased under resale agreements	79,940	74,142
Loans and acceptances	462,879	416,388
Derivative instruments	35,912	32,730
Other assets	40,554	34,727
	$837,683	$769,551
Liabilities and equity
Deposits	$621,158	$570,740
Obligations related to securities lent, sold short and under repurchase agreements	97,133	89,440
Derivative instruments	32,101	30,508
Acceptances	10,961	9,649
Other liabilities	24,961	22,167
Subordinated indebtedness	5,539	5,712
Equity	45,830	41,335
	$837,683	$769,551

Assets

Total assets as at October 31, 2021 were up $68.1 billion or 9% from 2020, net of a decrease of approximately $17 billion due to the depreciation of the U.S. dollar.

Cash and deposits with banks decreased by $5.5 billion or 9%, primarily due to lower short-term placements in Treasury.

Securities increased by $12.4 billion or 8%, primarily due to increases in corporate equity and debt securities in foreign governments, partially offset by decreases in debt securities in Canadian governments. Further details on the composition of securities are provided in the “Supplementary annual financial information” section and Note 5 to the consolidated financial statements.

Securities borrowed and purchased under resale agreements increased by $5.8 billion or 8%, primarily due to client-driven activities.

Net loans and acceptances increased by $46.5 billion or 11%, primarily due to increases in Canadian residential mortgages, and Canadian and U.S. business and government loans. Further details on the composition of loans and acceptances are provided in the “Supplementary annual financial information” section and Note 6 to the consolidated financial statements.

Derivative instruments increased by $3.2 billion or 10%, largely driven by increases in other commodity and equity derivatives valuation, partially offset by a decrease in interest rate derivatives valuation.

Other assets increased by $5.8 billion or 17%, primarily due to increases in broker receivables and collateral pledged for derivatives.

Liabilities

Total liabilities as at October 31, 2021 were up $63.6 billion or 9% from 2020, net of a decrease of approximately $16 billion due to the depreciation of the U.S. dollar.

Deposits increased by $50.4 billion or 9%, primarily due to increased wholesale funding, increased business and government deposits, and domestic retail volume growth. Further details on the composition of deposits are provided in the “Supplementary annual financial information” section and Note 11 to the consolidated financial statements.

Obligations related to securities lent, sold short and under repurchase agreements increased by $7.7 billion or 9%, primarily due to client-driven activities.

Derivative instruments increased by $1.6 billion or 5%, largely driven by increases in equity and other commodity derivatives valuation, partially offset by a decrease in interest rate derivatives valuation.

Acceptances increased by $1.3 billion or 14%, driven by client activities.

Other liabilities increased by $2.8 billion or 13%, primarily due to increases in collateral received for derivatives and broker payables.

Subordinated indebtedness decreased by $0.2 billion or 3%. In the first quarter we redeemed subordinated indebtedness and in the second quarter we issued subordinated indebtedness. For further details see the “Capital management” section.

Equity

Equity as at October 31, 2021 increased $4.5 billion or 11% from 2020, primarily due to a net increase in retained earnings, the issuance of a limited recourse capital note, partially offset by a decrease in accumulated other comprehensive income resulting from a net loss from foreign currency translation adjustments, partially offset by a net remeasurement gain from post-employment defined benefit plans. For further details see the “Capital management” section.

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Management’s discussion and analysis

Capital management

Our capital strength protects our depositors and creditors from risks inherent in our businesses. Our overall capital management objective is to maintain a strong and efficient capital base that:

•	Acts as a buffer to absorb unexpected losses while providing sustainable returns to our shareholders;
•	Enables our businesses to grow and execute on our strategy;
•	Demonstrates balance sheet strength and our commitment to prudent balance sheet management; and
•	Supports us in maintaining a favourable credit standing and raising additional capital or other funding on attractive terms.

We actively manage our capital to meet these objectives in support of our overall enterprise strategy.

Capital management and planning framework

We maintain a capital management policy that establishes our capital management principles in the context of our risk appetite to support our capital management objectives. Our capital management policy is reviewed and approved by the Board of Directors (the Board) in support of our Internal Capital Adequacy Assessment Process (ICAAP). The policy includes guidelines that relate to capital strength, capital mix, dividends and return of capital, and unconsolidated capital adequacy of regulated entities, based on regulatory requirements and our risk appetite. The level of capital and capital ratios are continually monitored relative to our regulatory minimums and internal targets and the amount of capital required may change in relation to our business growth, risk appetite, and the business and regulatory environment.

Capital planning is a crucial element of our overall financial planning process and establishment of strategic objectives and is developed in accordance with the capital management policy. Each year, a capital plan and three-year outlook are developed as part of the financial plan, which establishes targets for the coming year and business plans to achieve those targets. The capital plan is also stress-tested as a part of our enterprise-wide stress testing process to ensure CIBC is adequately capitalized through severe but plausible stress scenarios (see the “Enterprise-wide stress testing” section for further details). Our capital position and forecasts are monitored throughout the year and assessed against the capital plan.

The Board, with endorsement from the Risk Management Committee (RMC), provides oversight of CIBC’s capital management through the approval of our risk appetite, capital policy and plan. The RMC is provided with regular updates on our capital position including performance to date, updated forecasts, and any material regulatory developments that may impact our future capital position. Treasury is responsible for the overall management of capital including planning, forecasting, and execution of the plan, with senior management oversight provided by the Global Asset Liability Committee (GALCO).

Enterprise-wide stress testing

We perform enterprise-wide stress testing on at least an annual basis. The results are an integral part of our ICAAP, as defined by Pillar 2 of the Basel III Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC, including the impacts of stress testing. We maintain a process that determines plausible but stressed economic scenarios such as global recessions and housing price shocks, and then apply these stress scenarios to our bank-wide exposures to determine the impact on the consolidated statement of income, RWA requirements, and consequently, key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year and the capital plan is adjusted as appropriate.

Management determines the range of scenarios to be tested. Macroeconomic stress test scenarios are designed to be both severe and plausible and designed to be consistent with OSFI’s stress testing framework to ensure that they are comprehensive.

The following diagram summarizes the enterprise-wide stress testing process including the development of scenarios, identification of risk drivers and linkages to our other bank-wide ICAAP processes. The process includes syndication with our economists and lines of business to ensure scenarios are relevant to our businesses and there is a consistent interpretation of the scenarios across CIBC.

32	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Stress test scenarios are designed to capture a wide range of macroeconomic and financial variables that are relevant to assess the impact on our specific portfolios. This includes, for example, GDP, unemployment, house prices, interest rates and equity prices.

The stress testing process is comprehensive, using a bottoms-up analysis of each of our bank-wide portfolios, and the results are analyzed on a product, location and sector basis. Our stress testing approach combines the use of statistical models and expert judgment to ensure the results are reasonable in estimating the impacts of the stress scenarios.

Stress testing methodologies and results are subject to a detailed review and challenge from both our lines of business and Risk Management. Stress testing results are presented for review to the RMC and are also shared with the Board and OSFI. The results of our enterprise-wide stress testing are used to highlight any vulnerabilities and ensure we remain well capitalized against regulatory and management expectations.

A key objective of the enterprise-wide stress tests is to identify key areas of exposure and foster discussion of management actions that would be taken to mitigate the impact of stress scenarios. Contingency planning and strategies for extreme stress scenarios are included in the development and maintenance of CIBC’s recovery and resolution plans. These plans include credible remedial actions that may be considered to counteract and recover from stress, or promote CIBC’s orderly resolution with limited systemic impacts. Additional information on stress testing is provided in the “Management of risk” section.

Recovery plan

Federally regulated financial institutions must maintain robust and credible recovery plans that identify options to restore financial strength and viability when under severe stress. CIBC continues to maintain and update its recovery plan in line with OSFI requirements and industry best practices.

Resolution plan

In 2019, the Canada Deposit Insurance Corporation (CDIC), Canada’s resolution authority for its member institutions, including domestic systemically important banks (D-SIBs), issued guidance for the development of comprehensive resolution plans. CDIC considers it a priority to ensure that banks undertake the necessary work to create, maintain and test resolution plans, demonstrate their feasibility, and address any impediments to ensure resolvability can be achieved in an orderly fashion. CIBC has developed its resolution plan in line with the guidance, and provided its latest submission to CDIC in October 2021.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the capital standards developed by the BCBS.

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.
(2)

OSFI has provided regulatory flexibility by implementing transitional arrangements for the treatment of expected loss provisioning, such that part of the allowances that would otherwise be included in Tier 2 capital will instead qualify for inclusion in CET1 capital subject to certain scalars and limitations until fiscal 2022. See the “Continuous enhancement to regulatory capital requirements” section for additional details.

Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution. Non-qualifying Tier 1 and Tier 2 capital instruments are excluded from regulatory capital at a rate of 10% per annum until November 2021, at which point they will have no regulatory value.

OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC has been designated by OSFI as a D-SIB in Canada. D-SIBs are subject to a CET1 surcharge equal to 1.0% of RWA. In addition, OSFI expects D-SIBs to hold a Domestic Stability Buffer (DSB) requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The DSB is currently set at 2.5%, but can range from 0% to 2.5% of RWA (see the “Continuous enhancement to regulatory capital requirements” section for details regarding a recent increase to the DSB requirement that became effective October 31, 2021). Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures. OSFI’s current targets are summarized below:

As at October 31, 2021	Minimum	Capital conservation buffer	D-SIB buffer	Pillar 1 targets (1)	Domestic Stability Buffer (2)	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	2.5%	10.5%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	2.5%	12.0%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	2.5%	14.0%

(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at October 31, 2021.
(2)	The DSB was increased to 2.5% effective October 31, 2021. See the “Continuous enhancement to regulatory capital requirements” section for additional details.

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Management’s discussion and analysis

Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

Risk-weighted assets

The following table provides a summary of permissible regulatory capital approaches and those adopted by CIBC:

Risk category	Permissible regulatory capital approaches	Approach adopted by CIBC
Credit risk(1)

Basel provides three approaches for calculating credit risk capital requirements:

•    Standardized

•    Foundation

•    Advanced internal ratings-based (AIRB)

OSFI expects financial institutions in Canada with Total capital in excess of $5 billion to use the AIRB approach for all material portfolios and credit businesses.

We have adopted the AIRB approach for the majority of our credit portfolios. Under this methodology, we utilize our own internal estimates to determine probability of default (PD), loss given default (LGD), maturity, and exposure at default (EAD) for lending products and securities. We utilize the Standardized Approach for credit portfolios within CIBC Bank USA and CIBC FirstCaribbean. We periodically review portfolios under the Standardized Approach for consideration of adoption of the AIRB approach.
	OSFI provides two approaches for calculating counterparty credit risk (CCR) for derivatives transactions: • Standardized Approach (SA-CCR) • Internal Model Method (IMM)	Effective April 30, 2020, CIBC has adopted the IMM approach for calculating CCR exposure for qualifying derivative transactions. Certain transactions remain under the SA-CCR approach.

OSFI provides four approaches for calculating CCR for repo-style transactions:

•    Comprehensive approach, with supervisory haircuts

•    Comprehensive approach, with own estimate haircuts

•    Repo VaR approach

•    IMM

The comprehensive approach, with supervisory haircuts, is used for credit risk mitigation for repo-style transactions.
	Permitted approaches for equity positions in the banking book (which includes equity investments in funds) include: • Standardized • Market-based • Look-through • Mandate-based • Fall-back	We use the standardized approach for equity positions in the banking book and both the look-through and mandate-based approaches for equity investments in funds.

Basel provides the following approaches for calculating capital requirements for securitization positions:

•    Internal Ratings-Based Approach (SEC-IRBA)

•    Internal Assessment Approach (SEC-IAA)

•    External Ratings-Based Approach (SEC-ERBA)

•    Standardized Approach (SEC-SA)

We use SEC-IRBA, SEC-IAA, SEC-ERBA and SEC-SA for securitization exposures in the banking book.
Market risk

Market risk capital requirements can be determined under the following approaches:

•    Standardized

•    Internal models

Internal models involve the use of internal VaR models to measure market risk and determine the appropriate capital requirement. The stressed VaR and incremental risk charge (IRC) also form part of the internal models approach.

We use the internal models approach to calculate market risk capital. Our internal market risk models comprise VaR, stressed VaR, IRC and a capital charge for risk not captured in VaR. We also use SEC-ERBA for trading book securitization positions.
Operational risk	Operational risk capital requirements can be determined under the following approaches: • Basic indicator approach • Standardized approach	We use the standardized approach based on OSFI rules to calculate operational risk capital.

(1)	Includes CCR.

We also calculate a capital floor based on the standardized approaches. If our capital requirement is lower than that calculated by reference to the standardized approaches with a floor adjustment factor applied, currently at 70%, an adjustment to our RWA would be required.

34	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Continuous enhancement to regulatory capital requirements

The BCBS and OSFI have published a number of proposals for changes to the existing regulatory capital requirements to strengthen the regulation, supervision and practices of banks, as well as to respond to changes in market conditions as a result of the COVID-19 pandemic, with the overall objective of enhancing financial stability. The discussion below provides a summary of BCBS and OSFI publications that have been issued since our 2020 Annual Report.

OSFI capital ruling

On March 15, 2021, OSFI published an update to its July 18, 2020 capital ruling on Limited Recourse Capital Notes (LRCNs). The July 18, 2020 capital ruling assessed LRCNs relative to the eligibility criteria set out in the CAR Guideline, and provided that the LRCNs can qualify as Additional Tier 1 regulatory capital, subject to certain limitations and disclosure requirements. The 2021 revisions provide clarification on the ruling’s conditions and limitations on the permitted investor base, and a cap on the amount of LRCN issuances that may be included in regulatory capital. Refer to the “Capital initiatives” section and Note 16 to the consolidated financial statements for further details related to the LRCNs issued in the fourth quarter of 2021 and 2020.

Transitional arrangements for the capital treatment of expected loss provisioning

In response to the COVID-19 pandemic, OSFI introduced transitional arrangements for ECL provisioning that are available under the Basel Framework. These transitional arrangements were effective immediately upon being announced by OSFI on March 27, 2020 and resulted in a portion of allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount of ECL allowances eligible for inclusion in CET1 capital is determined based on the increase in stage 1 and stage 2 allowances relative to balances as at January 31, 2020 as a baseline. This amount is then adjusted for tax effects and is subject to a scaling factor that decreases over time. The scaling factor has been set at 70% for fiscal 2020, 50% for fiscal 2021, and 25% for fiscal 2022. For exposures under the Internal Ratings-Based (IRB) approach, the lower of this amount and excess allowances otherwise eligible for inclusion in Tier 2 capital is included as CET1 capital under the transitional arrangements.

Basel III reforms and revised Pillar 3 disclosure requirements

On March 27, 2020, the Group of Central Bank Governors and Heads of Supervision (GHOS) announced the deferral of the implementation of the Basel III reforms in order to increase the operational ability of banks and supervisors to respond to the COVID-19 pandemic. On March 27, 2020, OSFI similarly announced that implementation of the Basel III reforms would be delayed consistent with the GHOS announcement. In March and June 2021, OSFI launched public consultations on the implementation of the final Basel III reforms into its capital, leverage and related disclosure guidelines, as well as certain updates to the treatment of credit valuation adjustments (CVA), market risk hedges of other valuation adjustments of over-the-counter derivatives and management of operational risk. OSFI’s proposals are in line with the BCBS standards, with considerations given to the Canadian market. OSFI’s proposed changes include:

•	Revisions to both the IRB and Standardized Approach to credit risk;
•	Revised operational, market risk, and CVA frameworks;
•	Updated CET1 capital deductions for certain assets;
•	An updated capital output floor based on the revised Standardized Approach noted above, with the phase-in of the floor factor over three years beginning in 2023; and
•	Modification to the Leverage Ratio framework, including a buffer requirement for D-SIBs.

Consistent with the GHOS announcement on March 27, 2020 that the implementation date of the revised Pillar 3 disclosure requirements finalized in December 2018 would be deferred by one year, on March 27, 2020, OSFI also announced that the implementation date for Canadian deposit-taking institutions would be no earlier than November 1, 2022.

On November 29, 2021, OSFI announced that the implementation date for these changes is the second quarter of 2023, with the exceptions of revisions to the CVA and market risk frameworks, which will continue to be targeted for the first quarter of 2024.

Domestic Stability Buffer

In response to the COVID-19 pandemic and market conditions, OSFI had announced an immediate reduction in the DSB requirement from 2.0% to 1.0% for all D-SIBs effective March 13, 2020. After maintaining the DSB at 1.0% since that time, OSFI announced on June 17, 2021 that it will be increased to 2.5% effective October 31, 2021. The 2.5% reflects the highest DSB requirement under OSFI capital requirements. This increases OSFI’s target capital ratios, including all buffers, for CET1, Tier 1 and Total capital to 10.5%, 12.0% and 14.0% respectively.

Capital treatment of federal program supporting highly affected sectors

On January 27, 2021, OSFI provided direction on the capital treatment of the government-guaranteed loans made under the Business Development Bank of Canada (BDC) HASCAP loan guarantee program. Pursuant to this direction, the loans are considered sovereign risk based on the BDC guarantee, and the relevant risk weight under the CAR Guideline is applied accordingly. The entire amount of the loan is included in the exposure measure used for calculating the leverage ratio. See “Government lending programs in response to COVID-19” for further details.

Global systemically important banks – public disclosure requirements

On August 13, 2021, OSFI issued revisions to its Advisory: “Global systemically important banks – Public disclosure requirements”. These revisions address changes to the disclosure requirements included in BCBS’s updated global systemically important banks (G-SIB) assessment methodology, as well as providing further guidance on the availability of publicly disclosed G-SIB indicators, and the nature of qualitative information to accompany the disclosures. The updated assessment methodology will take effect for the 2022 G-SIB assessment exercise.

Total loss absorbing capacity requirements

Beginning in the first quarter of fiscal 2022, D-SIBs will be required to maintain a supervisory target total loss absorbing capacity requirements (TLAC) ratio (which comprises a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB) and a minimum TLAC leverage ratio of 6.75%. TLAC is required to ensure that a non-viable bank will have sufficient loss absorbing capacity, through its regulatory capital and bail-in eligible instruments, to support its recapitalization. In accordance with the Bank recapitalization (Bail-in) conversion regulations of the Department of Finance (Canada), senior debt issued by D-SIBs on or after September 23, 2018, with an original term to maturity of more than 400 days (including

CIBC 2021 ANNUAL REPORT	35

Management’s discussion and analysis

explicit or embedded options) that is unsecured or partially secured is subject to bail-in. Consumer deposits, certain derivatives, covered bonds, and certain structured notes are not eligible for bail-in.

Other regulatory capital developments

Market risk capital

On March 16, 2021, OSFI announced that the temporary COVID-19 related reduction of stressed VaR multipliers used in the determination of market risk capital was to be unwound effective May 1, 2021.

Leverage ratio exposure

On August 12, 2021, OSFI advised that the temporary exclusion of qualifying sovereign-issued securities from the leverage ratio exposure measure that was announced on April 9, 2020, in response to the onset of the COVID-19 pandemic, will end after December 31, 2021. However, central bank reserves will continue to be excluded from the measure.

We continue to monitor and prepare for developments impacting regulatory capital requirements and disclosures.

Regulatory capital and ratios

The components of our regulatory capital and ratios under Basel III are presented in the table below:

$ millions, as at October 31	2021	2020
Common Equity Tier 1 (CET1) capital: instruments and reserves
Directly issued qualifying common share capital plus related stock surplus	$14,461	$14,025
Retained earnings	25,793	22,119
AOCI (and other reserves)	1,069	1,435
Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	116	128
CET1 capital before regulatory adjustments	41,439	37,707
CET1 capital: regulatory adjustments
Prudential valuation adjustments	18	24
Goodwill (net of related tax liabilities)	4,877	5,177
Other intangibles other than mortgage-servicing rights (net of related tax liabilities)	1,737	1,662
Deferred tax assets excluding those arising from temporary differences (net of related tax liabilities)	7	24
Defined benefit pension fund net assets (net of related tax liabilities)	1,051	206
Other deductions or regulatory adjustments to CET1 as determined by OSFI (1)	(209)	(592)
Other	207	330
Total regulatory adjustments to CET1 capital	7,688	6,831
CET1 capital	33,751	30,876
Additional Tier 1 (AT1) capital: instruments
Directly issued qualifying AT1 instruments plus related stock surplus (2)	4,325	3,575
Directly issued capital instruments subject to phase out from AT1 (3)	251	302
AT1 instruments issued by subsidiaries and held by third parties (amount allowed in AT1)	17	22
AT1 capital	4,593	3,899
Tier 1 capital (T1 = CET1 + AT1)	38,344	34,775
Tier 2 capital: instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus (4)	4,945	5,035
Directly issued capital instruments subject to phase out from Tier 2	451	628
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in Tier 2)	22	29
General allowances	440	502
Tier 2 capital (T2)	5,858	6,194
Total capital (TC = T1 + T2)	$44,202	$40,969
Total RWA	$272,814	$254,871
Capital ratios
CET1 ratio	12.4%	12.1%
Tier 1 capital ratio	14.1%	13.6%
Total capital ratio	16.2%	16.1%

(1)

Beginning in the second quarter of 2020, includes the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020 in response to the onset of the COVID-19 pandemic. The transitional arrangement results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount is subject to certain adjustments and limitations until 2022.

(2)	Comprised of non-viability contingent capital (NVCC) preferred shares and LRCN.
(3)	Comprised of CIBC Tier 1 Notes – Series B due June 30, 2108. On November 1, 2021, CIBC Capital Trust redeemed all $300 million of its Tier 1 Notes – Series B.
(4)	Comprised of certain debentures which qualify as NVCC.

CET1 ratio

The CET1 ratio at October 31, 2021 increased 0.3% from October 31, 2020, driven by the increase in CET1 capital partially offset by the impact of an increase in RWA.

The increase in CET1 capital was primarily the result of internal capital generation (net income less dividends and distributions). The increase in RWA was primarily due to increases in book size, increased market and operational risk levels, and methodology and parameter updates, partially offset by improved credit quality and the impact of foreign exchange translation.

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Management’s discussion and analysis

Tier 1 capital ratio

The Tier 1 capital ratio at October 31, 2021 increased 0.5% from October 31, 2020, primarily due to the factors affecting the CET1 ratio noted above, as well as an issuance of Limited Recourse Capital Notes during the fourth quarter of 2021. See the “Capital initiatives” section below for further details.

Total capital ratio

The Total capital ratio at October 31, 2021 increased 0.1% from October 31, 2020. Total capital was favourably impacted by the factors affecting the Tier 1 capital ratio noted above, while being unfavourably impacted by a decrease in the applicable cap related to the inclusion of non-qualifying instruments. The unfavourable impact of a redemption of subordinated indebtedness during the first quarter was offset by the issuance of subordinated indebtedness during the second quarter. See the “Capital initiatives” section below for further details.

Movement in total regulatory capital

Changes in regulatory capital under Basel III are presented in the table below:

$ millions, for the year ended October 31	2021	2020
CET1 capital
Balance at beginning of year	$30,876	$27,707
Shares issued in lieu of cash dividends (add back)	132	144
Other issue of common shares	326	227
Purchase of common shares for cancellation	–	(68)
Premium on purchase of common shares for cancellation	–	(166)
Net income attributable to equity shareholders	6,429	3,790
Preferred and common share dividends and distributions	(2,780)	(2,714)
Change in AOCI balances included in regulatory capital
Net foreign currency translation adjustments	(1,115)	180
Net change in securities measured at FVOCI	(43)	189
Net change in cash flow hedges	(137)	161
Net change in post-employment defined benefit plans	917	80
Change in shortfall of allowance to expected losses	–	575
Change in goodwill and other intangible assets	225	194
Other, including change in regulatory adjustments (1)(2)	(1,079)	577
CET 1 capital balance at end of year	$33,751	$30,876
AT1 capital
Balance at beginning of year	$3,899	$3,144
AT1 eligible capital issues	750	750
Phase-out of innovative Tier 1 notes	(51)	–
Redeemed	–	–
Other, including change in regulatory adjustments (2)	(5)	5
AT1 capital balance at end of year	$4,593	$3,899
Tier 2 capital
Balance at beginning of year	$6,194	$5,003
New Tier 2 eligible capital issues	1,000	1,000
Redeemed	(1,000)	(32)
Other, including change in regulatory adjustments (2)	(336)	223
Tier 2 capital balance at end of year	$5,858	$6,194
Total capital balance at end of year	$44,202	$40,969

(1)	Includes the net impact on retained earnings as at November 1, 2019 from the adoption of IFRS 16. See Note 1 to the consolidated financial statements for additional details.
(2)

Beginning in the second quarter of 2020, includes the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020 in response to the onset of the COVID-19 pandemic. The transitional arrangement results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount is subject to certain adjustments and limitations until 2022.

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Management’s discussion and analysis

Components of risk-weighted assets

The components of our RWA and corresponding minimum total capital requirements are presented in the table below:

$ millions, as at October 31	2021		2020
	RWA	Minimum total capital required (1)	RWA	Minimum total capital required (1)
Credit risk (2)
Standardized approach
Corporate	$43,768	$3,501	$41,836	$3,347
Sovereign	1,418	113	2,460	197
Banks	382	31	326	26
Real estate secured personal lending	2,153	172	2,859	229
Other retail	976	78	939	75
Trading book	416	33	787	63
Equity	654	52	494	40
Securitization	768	61	1,031	82
	50,535	4,041	50,732	4,059
AIRB approach (3)
Corporate	92,808	7,425	83,326	6,666
Sovereign (4)	3,125	250	2,911	233
Banks	3,711	297	2,995	240
Real estate secured personal lending	22,508	1,801	20,228	1,618
Qualifying revolving retail	13,636	1,091	14,484	1,159
Other retail	9,525	762	9,022	722
Equity	564	45	423	34
Trading book	5,484	439	5,200	416
Securitization	1,246	100	1,704	136
Adjustment for scaling factor	9,082	727	8,315	665
	161,689	12,937	148,608	11,889
Other credit RWA (5)	12,913	1,033	12,152	972
Total credit risk (before adjustment for CVA phase-in)	225,137	18,011	211,492	16,920
Market risk (Internal Models and IRB Approach)
VaR	1,575	126	1,309	105
Stressed VaR	3,887	311	1,626	130
Incremental risk charge	2,583	206	2,192	175
Securitization and other	1,061	85	731	58
Total market risk	9,106	728	5,858	468
Operational risk	31,397	2,512	30,319	2,426
Total RWA before adjustments for CVA phase-in	$265,640	$21,251	$247,669	$19,814
CVA capital charge
Total RWA	$7,174	$574	$7,202	$576
Total RWA after adjustments for CVA phase-in
Total RWA	$272,814	$21,825	$254,871	$20,390

(1)

Refers to the minimum standard established by the BCBS before the application of the capital conservation buffer and any other capital buffers that may be established by regulators from time to time. It is calculated by multiplying RWA by 8%.

(2)	Credit risk includes CCR, which comprises derivative and repo-style transactions. Credit risk for CIBC Bank USA and CIBC FirstCaribbean are calculated under the standardized approach.
(3)	Includes RWA relating to equity investments in funds and certain commercial loans which are determined using the supervisory slotting approach.
(4)	Includes residential mortgages insured by Canada Mortgage and Housing Corporation (CMHC), an agency of the Government of Canada, and government-guaranteed student loans.
(5)

Comprises RWA relating to derivative and repo-style transactions cleared through qualified central counterparties (QCCPs), settlement risk, and other assets that are subject to the credit risk framework but are not included in the standardized or IRB frameworks, including other balance sheet assets that are risk-weighted at 100%, significant investments in the capital of non-financial institutions that are risk-weighted at 1250%, and amounts below the thresholds for deduction that are risk-weighted at 250%.

The increase in credit risk RWA was primarily due to increases in book size, partially offset by improved credit quality, the impact of foreign exchange translations, and methodology and parameter updates.

The increase in market risk RWA was primarily driven by methodology updates, with the COVID-19 relief measures granted in the second quarter of 2020 expiring in the third quarter of 2021 and to a lesser extent by changes and movement in risk levels, which includes changes in open positions and the market rates affecting these positions.

The increase in operational risk RWA was driven by changes in the gross income, as defined by OSFI.

38	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Leverage ratio

The Basel III capital standards include a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the standards as the sum of:

(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).

OSFI expects federally regulated deposit-taking institutions to have leverage ratios that meet or exceed 3.0%. This minimum may be higher for certain institutions at OSFI’s discretion. See the “Continuous enhancement to regulatory capital requirements” section for recently announced capital measures impacting the leverage ratio.

$ millions, as at October 31	2021	2020
Tier 1 capital	$38,344	$34,775
Leverage ratio exposure	823,343	741,760
Leverage ratio	4.7%	4.7%

The leverage ratio at October 31, 2021 was comparable with the prior year, as the impact of an increase in Tier 1 capital was offset by the impact of an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by an increase in on-balance sheet exposures.

Capital initiatives

On March 13, 2020, following the onset of the COVID-19 pandemic, OSFI imposed temporary measures on federally regulated financial institutions to cease dividend increases and share buybacks in order to ensure that the additional capital available is used to support Canadian lending activities. The temporary measures were lifted by OSFI effective November 4, 2021. The following were the main capital initiatives undertaken since our 2020 Annual Report:

Normal Course Issuer Bid (NCIB)

We intend to purchase for cancellation up to 10 million common shares, or approximately 2.2% of our outstanding common shares, under a new NCIB, subject to the approval of the TSX. Our previous bid expired on June 3, 2020.

Dividends

On December 1, 2021, the CIBC Board of Directors approved an increase in our quarterly common share dividend from $1.46 per share to $1.61 per share for the quarter ending January 31, 2022.

Common and preferred share dividends are declared quarterly at the discretion of the Board. The declaration and payment of dividends is governed by Section 79 of the Bank Act (Canada), the terms of the preferred shares, and the terms of the Tier 1 notes issued by CIBC Capital Trust, as explained in Notes 16 and 17 to the consolidated financial statements.

Employee share purchase plan

Pursuant to the employee share purchase plan, we issued 1,180,179 common shares for consideration of $150 million for the year ended October 31, 2021.

Shareholder investment plan

Pursuant to the shareholder investment plan, we issued 1,011,279 common shares for consideration of $132 million for the year ended October 31, 2021.

Limited Recourse Capital Notes Series 2 (LRCN Series 2 Notes)

On September 14, 2021, we issued $750 million principal amount of 4.000% Limited Recourse Capital Notes Series 2 (NVCC) (subordinated indebtedness). The LRCN Series 2 Notes mature on January 28, 2082, and bear interest at a fixed rate of 4.000% per annum (paid semi-annually) until January 28, 2027. Starting on January 28, 2027, and every five years thereafter until January 28, 2077, the interest rate will be reset to the then current five-year Government of Canada bond yield plus 3.102% per annum.

Concurrently with the issuance of the LRCN Series 2 Notes, we issued Non-Cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 54 (NVCC) (the Series 54 Preferred Shares), which are held in a CIBC LRCN Limited Recourse Trust (the Limited Recourse Trust) that is consolidated by CIBC and, as a result, the Series 54 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 2 Notes when due, the sole remedy of each LRCN Series 2 Note holder is limited to that holder’s proportionate share of the Series 54 Preferred Shares held in the Limited Recourse Trust.

Subject to regulatory approval, we may redeem the LRCN Series 2 Notes, in whole or in part, every five years during the period from December 28 to and including January 28, commencing on December 28, 2026, at par.

The LRCN Series 2 Notes and the Series 54 Preferred Shares carry standard NVCC provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III. Upon the occurrence of a Trigger Event, each Series 54 Preferred Share held in the Limited Recourse Trust will automatically and immediately be converted, without the consent of LRCN Series 2 Note holders, into a variable number of common shares that will be delivered to LRCN Series 2 Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the LRCN Series 2 Notes. All claims of LRCN Series 2 Note holders against CIBC under the LRCN Series 2 Notes will be extinguished upon receipt of such common shares.

The LRCN Series 2 Notes are compound instruments with both equity and liability features as payments of interest and principal in cash are made at our discretion, as the sole recourse of each LRCN Series 2 Note holder in the event of non-payment will be limited to that holder’s proportionate share of the Series 54 Preferred Shares held in the Limited Recourse Trust. The liability component of the LRCN Series 2 Notes has a nominal value and, as a result, the full proceeds received upon the issuance of the LRCN Series 2 Notes have been presented as equity on the consolidated balance sheet and any interest payments paid thereon are accounted for as equity distributions.

CIBC 2021 ANNUAL REPORT	39

Management’s discussion and analysis

Subordinated indebtedness

On January 26, 2021, we redeemed all $1.0 billion of our 3.42% Debentures due January 26, 2026. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

On April 21, 2021, we issued $1.0 billion principal amount of Debentures due April 21, 2031 (subordinated indebtedness). The Debentures bear interest at a fixed rate of 1.96% per annum (paid semi-annually) until April 21, 2026, and at the three-month Canadian dollar bankers’ acceptance rate plus 0.56% per annum (paid quarterly) thereafter until maturity on April 21, 2031.

CIBC Tier 1 Notes

On November 1, 2021, CIBC Capital Trust, a trust wholly owned by CIBC, redeemed all $300 million of its 10.25% CIBC Tier 1 Notes – Series B (the “Tier 1 Notes – Series B”) due June 30, 2108. In accordance with their terms, the Tier 1 Notes – Series B were redeemed at 100% of their principal amount, together with accrued and unpaid interest up to but excluding the redemption date. As a result of the redemption of the Notes by CIBC Capital Trust, CIBC redeemed the corresponding senior deposit notes issued by CIBC to CIBC Capital Trust on November 1, 2021.

Outstanding share data

The table below provides a summary of our outstanding shares, NVCC capital instruments, and the maximum number of common shares issuable on conversion/exercise:

	Shares outstanding		Minimum conversion price per common share	Maximum number of common shares issuable on conversion/exercise
$ millions, except number of shares and per share amounts, as at November 26, 2021	Number of shares	Amount
Common shares	450,917,565	$14,363
Treasury shares – common shares	76,771	12
Preferred shares (1)(2)
Series 39 (NVCC)	16,000,000	$400	$5.00	80,000,000
Series 41 (NVCC)	12,000,000	300	5.00	60,000,000
Series 43 (NVCC)	12,000,000	300	5.00	60,000,000
Series 45 (NVCC)	32,000,000	800	5.00	160,000,000
Series 47 (NVCC)	18,000,000	450	5.00	90,000,000
Series 49 (NVCC)	13,000,000	325	5.00	65,000,000
Series 51 (NVCC)	10,000,000	250	5.00	50,000,000
Treasury shares – preferred shares (1)(2)	(20)	–
Limited recourse capital notes (2)(3)
4.375% Limited recourse capital notes Series 1 (NVCC)	n/a	750	5.00	150,000,000
4.000% Limited recourse capital notes Series 2 (NVCC)	n/a	750	5.00	150,000,000
Subordinated indebtedness (2)(4)
3.45% Debentures due April 4, 2028 (NVCC)	n/a	1,500	5.00	450,000,000
2.95% Debentures due June 19, 2029 (NVCC)	n/a	1,500	5.00	450,000,000
2.01% Debentures due July 21, 2030 (NVCC)	n/a	1,000	5.00	300,000,000
1.96% Debentures due April 21, 2031 (NVCC)	n/a	1,000	5.00	300,000,000
Stock options outstanding				5,134,436

(1)

Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Preferred shareholders do not have the right to convert their shares into common shares.

(2)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(3)

Upon the occurrence of a Trigger Event, the Series 53 and 54 Preferred Shares held in the Limited Recourse Trust in support of the corresponding LRCN Notes are convertible into a number of common shares, determined by dividing the par value of $1,000 by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement). See Note 16 to the consolidated financial statements for details on our preferred share and other equity instruments rights and privileges.

(4)

Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).

n/a	Not applicable.

The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 84% based on the number of CIBC common shares outstanding as at October 31, 2021. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.

In addition to the potential dilution impacts related to the NVCC instruments discussed above, as at October 31, 2021, $32,643 million (2020: $19,925 million) of our outstanding liabilities were subject to conversion to common shares under the bail-in regime. Under the bail-in regime, there is no fixed and pre-determined contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in conversion are converted into common shares of CIBC or any of its affiliates. CDIC determines the timing of the bail-in conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in regime. See the “Total loss absorbing capacity requirements” section for further details.

Preferred share and other equity instruments rights and privileges

See Note 16 to the consolidated financial statements for details on our preferred share and other equity instruments rights and privileges.

40	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets.

Non-consolidated structured entities (SEs)

We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada. The multi-seller conduits acquire direct or indirect ownership or security interests in pools of financial assets from our clients and finance the acquisitions by issuing asset-backed commercial paper (ABCP) to investors. The single-seller conduit acquires financial assets and finances these acquisitions through a credit facility provided by a syndicate of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of credit enhancement. The conduits may obtain credit enhancement from third-party providers.

We generally provide the multi-seller conduits with commercial paper backstop liquidity facilities, securities distribution, and provide both the single and multi-seller conduits with accounting, cash management, and operations services. The liquidity facilities for the managed and administered multi-seller conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, for ABCP not placed with external investors. We may also purchase ABCP issued by the multi-seller conduits for market-making purposes.

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to the sponsored multi-seller conduits. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to convert the yield of the underlying assets to match the needs of the multi-seller conduit’s investors or to mitigate the interest rate, basis, and currency risk within the conduit.

We earn fees for providing services related to the non-consolidated single-seller and multi-seller conduits, such as backstop liquidity facilities, distribution, transaction structuring, and conduit administration. These fees totalled $71 million in 2021 (2020: $65 million). All fees earned in respect of activities with the conduits are on a market basis.

As at October 31, 2021, the amount funded for the various asset types in the multi-seller conduits amounted to $7.5 billion (2020: $8.4 billion). The estimated weighted-average life of these assets was 2.0 years (2020: 2.0 years). Our holdings of commercial paper issued by the non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $35 million (2020: $12 million). Our committed backstop liquidity facilities to these conduits were $10.6 billion (2020: $10.5 billion). We also provided credit facilities of $50 million (2020: $50 million) to these conduits.

We participated in a syndicated facility for a three-year commitment, with two years remaining, of $700 million to the single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment was $130 million (2020: $130 million), of which $106 million (2020: $95 million) was funded as at October 31, 2021.

We engage one or more of the four major rating agencies, DBRS Limited (DBRS), Fitch Ratings Inc. (Fitch), Moody’s Investors Service, Inc. (Moody’s), and S&P, to opine on the credit ratings of asset-backed securities (ABS) issued by our sponsored securitization vehicles. In the event that ratings differ between rating agencies, we use the lower rating.

We also have investments in and provide loans, liquidity and credit facilities to certain other third-party and CIBC-managed SEs. The on-balance sheet exposure related to these SEs is included in the consolidated financial statements.

Our on- and off-balance sheet amounts related to the SEs that are not consolidated are set out in the table below. For additional details on our SEs, see Note 7 to the consolidated financial statements.

$ millions, as at October 31				2021				2020
	Investments and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)	Investments and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)
Single-seller and multi-seller conduits	$141	$7,539	(3)	$–	$107	$8,390	(3)	$–
Third-party structured vehicles	3,838	2,016		–	3,165	2,517		–
Loan warehouse financing	3,245	921		–	395	363		–
Other	394	129		87	343	153		130

(1)

Excludes securities issued by, retained interest in, and derivatives with entities established by CMHC, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association. $3 million (2020: $3 million) of the exposures related to structured vehicles run-off were hedged.

(2)

Disclosed amounts reflect the outstanding notional of written credit derivatives. The negative fair value recorded on the consolidated balance sheet was $54 million (2020: $107 million). Notional of $82 million (2020: $123 million) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $49 million (2020: $98 million). An additional notional of $5 million (2020: $7 million) was hedged through a limited recourse note.

(3)

Excludes an additional $3.0 billion (2020: $2.1 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets. Also excludes $35 million (2020: $12 million) of our direct investments in the multi-seller conduits which we consider investment exposure.

CIBC 2021 ANNUAL REPORT	41

Management’s discussion and analysis

Other financial transactions

We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee, and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds. We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee. We also participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.

Derivatives

We participate in derivatives transactions, as a market maker facilitating the needs of our clients or as a principal to manage the risks associated with our funding, investing and trading strategies. All derivatives are recorded at fair value on our consolidated balance sheet. See Notes 13 and 24 to the consolidated financial statements for details on derivative contracts and the risks associated with them.

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. For additional details of these arrangements, see the “Liquidity risk” section and Note 22 to the consolidated financial statements.

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include credit derivatives protection sold and standby and performance letters of credit, as discussed in Notes 13 and 22 to the consolidated financial statements, respectively.

42	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Management of risk

We have provided certain disclosures required under IFRS 7 “Financial Instruments – Disclosures” (IFRS 7) related to the nature and extent of risks arising from financial instruments in the MD&A, as permitted by that IFRS standard. These disclosures are included in the “Risk overview”, “Credit risk”, “Market risk”, “Liquidity risk”, “Operational risk”, “Reputation and legal risks”, “Conduct risk”, and “Regulatory compliance risk” sections.

43	Risk overview

44	Risk governance structure

45	Risk management structure

46	Risk management process

46	Risk appetite statement

47	Risk input into performance and compensation

47	Risk policies and limits

48	Risk identification and measurement

49	Stress testing

49	Risk treatment and mitigation

49	Risk monitoring and reporting

50	Top and emerging risks

53	Risks arising from business activities

54	Credit risk

54	Governance and management

54	Policies

55	Process and control

56	Risk measurement

58	Exposure to credit risk

60	Credit quality of portfolios

63	Credit quality performance

64	Loans contractually past due but not impaired

64	Exposure to certain countries and regions

65	Settlement risk

65	Securitization activities

66	Market risk

66	Governance and management

66	Policies

66	Market risk limits

66	Process and control

66	Risk measurement

67	Trading activities

70	Non-trading activities

71	Pension risk

72	Liquidity risk

72	Governance and management

72	Policies

72	Risk measurement

73	Liquid assets

76	Funding

78	Contractual obligations

79	Other risks

79	Strategic risk

79	Operational risk

81	Environmental and related social risk

81	Regulatory compliance risk

82	Insurance risk

82	Reputation and legal risks

82	Conduct risk

Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.

Our risk management framework includes:

•	CIBC, SBU, functional group-level and regional risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test the design and operating effectiveness of our key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(i)

As the first line of defence, CIBC’s SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in their activities in accordance with the CIBC risk appetite. In addition, they establish and maintain controls to mitigate such risks. The first line of defence may include governance groups within the relevant area to facilitate the control framework and other risk-related processes. Control groups provide subject matter expertise to the business lines and/or implement and maintain enterprise-wide control programs and activities. While control groups collaborate with the lines of business in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)

The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage or rely on subject matter expertise of other groups (e.g., third parties or control groups) to better inform their independent assessments, as appropriate.

(iii)

As the third line of defence, CIBC’s internal audit function provides reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal controls as a part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and geo-political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.

CIBC 2021 ANNUAL REPORT	43

Management’s discussion and analysis

Risk governance structure

Our risk governance structure is illustrated below:

Board of Directors (the Board): The Board oversees the enterprise-wide risk management program through approval of our risk appetite, control framework and supporting risk management policies and limits. The Board accomplishes its mandate through its Audit, Risk Management, Management Resources and Compensation, and Corporate Governance committees, described below.

Audit Committee (AC): The Audit Committee reviews the overall design and operating effectiveness of internal controls and the control environment, including controls over the risk management process.

Risk Management Committee (RMC): This committee assists the Board in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. This includes oversight of key frameworks, policies and risk limits related to the identification, measurement, monitoring and mitigation of CIBC’s principal business risks.

Management Resources and Compensation Committee (MRCC): This committee is responsible for assisting the Board in its global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls.

Corporate Governance Committee (CGC): This committee is responsible for assisting the Board in fulfilling its corporate governance oversight responsibilities.

Executive Committee (ExCo): The ExCo, led by the Chief Executive Officer (CEO) and including selected executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating and managing risks across CIBC. The ExCo is supported by the following management governance committees:

•

Global Asset Liability Committee (GALCO): This committee, which comprises members from the ExCo and senior Treasury, Risk Management and lines of business executives, provides oversight regarding capital management, funding and liquidity management, and asset/liability management. It also provides strategic direction regarding structural interest rate risk and structural foreign exchange risk postures, approval of funds transfer pricing policies/parameters and approval of wholesale funding plans.

•

Global Risk Committee (GRC): This committee, which comprises selected members of the ExCo and senior leaders from the lines of business, Risk Management and other functional groups, provides a forum for discussion and oversight of risk appetite, risk profile and risk-mitigation strategies. Key activities include reviewing and providing input regarding CIBC’s risk appetite statements; monitoring risk profile against risk appetite; reviewing and evaluating business activities in the context of risk appetite; and identifying, reviewing, and advising on current and emerging risk issues and associated mitigation plans.

44	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Risk management structure

The Risk Management group, led by our Chief Risk Officer (CRO), is responsible for setting risk strategies and for providing independent oversight of the businesses. Risk Management works to identify, assess, mitigate, monitor and control risks associated with business activities and strategies, and is responsible for providing an effective challenge to the lines of business.

The current structure is illustrated below:

The Risk Management group performs several important activities including:

•	Developing our risk appetite and associated management control metrics;
•	Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;
•	Establishing and communicating risk frameworks, policies, procedures and limits to mitigate risks in alignment with risk strategy;
•	Measuring, monitoring and reporting on risk levels;
•	Identifying and assessing emerging and potential strategic risks;
•	Reviewing transactions that fall outside of risk limits delegated to business lines; and
•	Ensuring compliance with applicable regulatory and anti-money laundering (AML) requirements.

The following key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:

•

Capital Markets Risk Management – This group provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), and trading credit risk (also called counterparty credit risk) across CIBC’s portfolios, and effective challenge and sound risk management oversight to Treasury, including with respect to liquidity and funding risk management and structural interest rate risk management.

•

Global Credit Risk Management – This group is responsible for the adjudication and oversight of credit risks associated with our commercial, corporate and wealth management activities, management of the risks in our investment portfolios, as well as management of special loan portfolios.

•

Global Operational Risk Management – This group is responsible for designing and implementing effective operational risk management and control programs, and providing effective challenge to and monitoring of all operational risks globally, including (but not limited to) technology risk, information security risk, fraud risk, model risk, and third-party risk. In addition, the team has global accountability for corporate risk insurance programs, reputation risks, risk policy and governance, and risk transformation programs.

•

Risk Analytics and Credit Decisioning – This group manages credit risk in personal and business products (such as residential mortgages, credit cards, personal loans/lines of credit, small business loans) offered through various distribution channels and performs analytics to optimize retail credit performance, along with collections and AML outcomes.

•

Enterprise Risk Management – This group is responsible for enterprise-wide analysis, including the measuring and monitoring of risk appetite, enterprise-wide stress testing and reporting, credit loss reporting, risk models and model quantification, economic and regulatory capital methodologies, as well as risk data management. In addition, this group identifies and manages environmental risk, including transaction-specific environmental and related social risk, and the physical and transition risks associated with climate change.

•

Compliance and Global Regulatory Affairs – This group is responsible for designing and implementing an effective enterprise-wide framework to manage and mitigate regulatory compliance risk. In addition, it provides oversight of conduct and culture risk (including sales practice risk), performs effective challenge on compensation plan changes, and conducts examinations on business units/activities using a risk-based approach. This group also builds and maintains credible relationships with our prudential, market, conduct and securities regulators and acts as a liaison between the regulators and CIBC.

CIBC 2021 ANNUAL REPORT	45

Management’s discussion and analysis

•

Enterprise Anti-Money Laundering – This group is responsible for all aspects of compliance with and oversight of requirements relating to AML, anti-terrorist financing (ATF), and sanctions measures. Enterprise Anti-Money Laundering provides advice to all businesses and functional groups globally and is responsible for providing an enterprise-wide view of money laundering, terrorist financing and sanctions risks, as well as guidance and effective independent challenge to control activities. Furthermore, Enterprise Anti-Money Laundering executes a risk-based approach to deter, detect and report suspected money laundering, terrorist financing and sanctioned activities, in accordance with their policies and supporting standards.

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U.S. Risk Management – This group carries out the mandate of CIBC Risk Management at a regional level under the leadership of the U.S. CRO, with oversight from the Risk Management Committee of the Board and the Risk Committees of the Boards of CIBC Bank USA and CIBC Bancorp USA Inc. The group provides independent oversight for the identification, management, measurement, monitoring and mitigation of risks in the U.S. Commercial Banking and Wealth Management SBU.

Risk management process

Our risk management process is illustrated below:

Risk appetite statement

Our risk appetite statement defines the amount of risk we are willing to assume in pursuit of our strategic and financial objectives. Our guiding principle is to practice sound risk management, supported by strong capital and funding positions, as we pursue our client-focused strategy. In defining our risk appetite, we take into consideration our purpose, vision, values, strategy and objectives, along with our risk capacity (defined by regulatory constraints). It defines how we conduct business, which is to be consistent with the following objectives:

•	Safeguarding our reputation and brand;
•	Doing the right thing for our clients/stakeholders;
•	Engaging in client-oriented businesses that we understand;
•	Make our client’s goals our own in a professional and radically simple manner;
•	Maintaining a balance between risk and returns;
•	Retaining a prudent attitude towards tail and event risk;
•	Meeting regulatory expectations and/or identifying and having plans in place to address any issues in a timely manner;
•	Achieving/maintaining an AA rating; and
•	Meeting/exceeding stakeholders’ expectations with respect to the ESG criteria including achieving net zero greenhouse gas emissions.

Our risk appetite statement contains metrics with limits that define our risk tolerance levels. In addition, we have SBU, functional group and regional risk appetite statements that are integrated with our overall risk appetite statement that further articulate our business level risk tolerances.

Our risk appetite statement is reviewed annually in conjunction with our strategic, financial and capital planning cycle to ensure alignment and is approved annually by the Board. To help ensure CIBC stays within its risk appetite, the Board, RMC, and senior management regularly receive and review reporting on our risk profile against the risk appetite limits.

All strategic business decisions, as well as day-to-day business decisions, are governed by our risk appetite framework. Strategic decisions are evaluated to ensure that the risk exposure is within our risk appetite. Day-to-day activities and decisions are governed by our framework of risk tolerance limits, policies, standards and procedures that support our risk appetite statement.

Risk culture

Risk culture refers to desired attitudes and behaviours relative to risk taking. At CIBC, we strive to achieve a consistent and effective risk culture by:

•	Promoting, through both formal and informal channels, a shared accountability of risk identification, management and mitigation;
•	Cultivating an environment of transparency, open communication and robust discussion of risk;
•	Setting the appropriate “tone at the top” through clear communication and reinforcement; and
•	Identifying behaviours that are and are not aligned with risk appetite, and reinforcing appropriate behaviours.

Every year, all employees are required to complete formal training on risk appetite, reputation risk, operational risk, code of conduct, AML and other key risk topics. By taking this mandatory training, all employees develop a basic knowledge of risk management in support of our risk culture. This training is supplemented by our risk appetite statement, risk management priorities and documents on our internal website. In addition, we have policies, procedures and limits in place that govern our day-to-day business activity, with escalation procedures for limit breaches outlined accordingly.

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Risk input into performance and compensation

Throughout the year, the Risk Management team manages various compensation risk reviews. These reviews are part of the second line of defence responsibilities to review and challenge new compensation plans, changes to existing compensation plans, compensation plans that will be closed and periodic review of unchanged compensation plans. All compensation plans are rated as either high-risk or low-risk with high-risk compensation plans requiring approval from the CRO.

At each year-end, Risk Management provides an assessment of adherence to risk appetite and material risk matters across CIBC. Risk Management also considers a number of risk inputs to identify matters that may directly impact individual compensation awards and/or performance ratings. Annually, Risk Management reviews the assessment with both the RMC and the MRCC.

The MRCC oversees the performance management and compensation process and is responsible for assisting the Board in its global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls. The MRCC’s oversight of human capital strategy includes inclusion and diversity, employee health, safety and wellbeing and other ESG practices related to their mandate. The MRCC’s key compensation-related responsibilities include:

•	Approving CIBC’s compensation philosophy and any material changes to CIBC’s compensation principles or practices;
•	Approving new material compensation policies and material changes to existing material compensation policies;
•	Reviewing and recommending for Board approval new material compensation plans or changes to existing material compensation plans;
•	Assessing the appropriateness and alignment of compensation relative to actual business performance and risks;
•	Reviewing and recommending for Board approval incentive compensation funding and allocations, based on an assessment of business performance and risk;
•	Reviewing and recommending for Board approval individual compensation target and compensation for the ExCo, including the CEO and other key officers; and
•	Approving individual compensation for employees with total direct compensation above a certain materiality threshold.

Risk policies and limits

Our risk policies and limits framework is intended to ensure that risks are appropriately identified, measured, monitored and controlled in accordance with our risk appetite. For most risks, we have developed an overarching framework document that sets out the key principles for managing the associated risks and our key risk policies and limits. This framework is supported by standards, guidelines, processes, procedures and controls that govern day-to-day activities in our businesses. Oversight is provided by management committees, as well as the Board/Board committees.

Key risk policies and limits are illustrated below:

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Risk identification and measurement

Risk identification and measurement are important elements of our risk management framework. Risk identification is a continuous process, generally achieved through:

•	Regular assessment of risks associated with lending and trading credit exposures;
•	Ongoing monitoring of trading and non-trading portfolios;
•	Assessment of risks in new business activities and processes;
•	Assessment of risks in complex and unusual business transactions; and
•	Regular monitoring of the overall risk profile considering market developments and trends, and external and internal events.

Risk Management maintains a “Risk Register” to list all material risks facing CIBC. The inventory is based on the risks inherent in our businesses and updated through various processes, illustrated in the following chart, to reflect changes in the nature of the risks we are facing. The Risk Register is used to support our ICAAP, either explicitly in the economic and regulatory capital calculations, or implicitly through the buffer of actual capital over economic capital and regulatory capital.

The decision to register a new risk is based on a risk assessment through our risk identification processes and includes criteria such as severity, measurability and probability. Furthermore, the decision to hold capital for a new risk is also based on whether the risk is being mitigated, and whether capital is deemed to be a suitable mitigant.

We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models and techniques are subject to independent assessment and review to ensure that the underlying logic remains sound, that model risks have been identified and managed, that use of the models continues to be appropriate and outputs are valid.

Risk is usually measured in terms of expected loss, unexpected loss, and economic capital.

Expected loss

Expected loss represents the loss that is statistically expected to occur in the normal course of business, with adjustments for conservatism, in a given period of time.

In respect of credit risk, the parameters used to measure expected loss are PD, LGD and EAD. These parameters are updated regularly and are based on our historical experience through the cycle and benchmarking of credit exposures. Unlike the PD, LGD and EAD parameters used for calculating ECL on our consolidated financial statements, the PD, LGD and EAD parameters used for regulatory capital purposes are not adjusted for forward-looking information.

For trading market risks, VaR is a statistical technique used to measure risk. VaR is an estimate of the loss in market value for a given level of confidence that we would expect to incur in our trading portfolio due to an adverse one-day movement in market rates and prices. We also use stressed VaR to replicate our VaR over a period when relevant market factors are in distress.

For trading credit risks associated with market value based products, we use models to estimate exposure relative to the value of the portfolio of trades with each counterparty, giving consideration to market rates and prices.

Unexpected loss and economic capital

Unexpected loss is the statistical estimate of the amount by which actual losses might exceed expected losses over a specified time horizon, computed at a given confidence level. We use economic capital to estimate the level of capital needed to protect us against unexpected losses. Economic capital allows us to assess performance on a risk-adjusted basis.

We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk appetite and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of various economic and market scenarios on our risk profile, earnings and capital. Refer to the “Capital management” section for additional details.

Model risk management

Model risk management encompasses sound development, independent validation, and ongoing monitoring and review of the models as well as governance and controls that are proportionate to the risks. Our model inventory includes, but is not limited to, models that relate to risk measurement (including VaR, economic and regulatory capital), pricing, credit risk rating and scoring models, credit models for the calculation of loss severity and stress testing, and models for the calculation of ECL under IFRS 9. CIBC’s approach to provide effective governance and oversight for model risk management comprises the following key elements:

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•	Governance and oversight by management committees, including the Model and Parameter Risk Committee (MPRC), senior management and the Board;
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Policies, procedures and standards to outline applicable roles and responsibilities of the various oversight groups and to provide guidance to identify, measure, control and monitor model risk throughout the model’s life cycle; and

•	Controls for key operational aspects of model risk management including maintaining a model inventory, model risk ranking, model risk attestation and ongoing monitoring and reporting.

The MPRC is a subcommittee of the GRC and is responsible for reviewing and approving proposals for new and/or modified regulatory, economic capital and financial reporting models and provides oversight of CIBC’s regulatory, economic capital and financial reporting models and parameters for credit, market and operational risks. The MPRC has accountability and responsibility for model and parameter approvals, parameter performance monitoring, validation oversight, and policy oversight.

Model risk mitigation policies

We have policies, procedures, standards and controls to ensure effective model risk management for CIBC. A model review and validation is the independent effective challenge that documents the model risk and ensures models are sound and we can rely on their output. The model review and validation process includes:

•	Review of model documentation;
•	Comprehensive, systematic testing of key model parameters on implementation to ensure results are as expected;
•	Replication of the risk quantification process to determine whether the model implementation is faithful to the model specifications;
•	Review of whether the model/parameter concepts and assumptions are appropriate and robust;
•	Accuracy testing to assess the calibration and accuracy of the risk components including, for example, the discriminative power of rating systems and the reasonableness of capital parameters;
•	Sensitivity testing to analyze the sensitivity of model/parameter outputs to model/parameter assumptions and key inputs;
•	Scenario and stress testing of the model outputs to key inputs;
•	Back-testing by comparing actual results with model-generated risk measures;
•	Benchmarking to other models and comparable internal and external data;
•	Review of the internal usage of the model/parameter applications to ensure consistency of application;
•	Reporting of model status to the MPRC, supported through an up-to-date inventory of regulatory models and parameters;
•	A quarterly attestation process for model owners in order to ensure compliance with the Model Risk and Validation Policy; and
•	A comprehensive validation report that identifies the conditions for valid application of the model and summarizes these findings to the model owners, developers and users.

Once a model has been approved for use, ongoing monitoring becomes a joint responsibility of model users, owners and validators.

Stress testing

Stress testing supplements our other risk management tools by providing an estimate of the potential impacts of plausible but stressed economic scenarios and risk factors. Results of stress testing are interpreted in the context of our risk appetite, including metrics for capital adequacy. Enterprise-wide stress testing, capital planning and financial planning processes are integrated for a comprehensive information system. See the “Capital management” section for detailed discussion on our enterprise-wide stress testing.

Risk treatment and mitigation

Risk treatment and mitigation is the implementation of options for modifying risk levels. We pursue risk mitigation options in order to control our risk profile in the context of our risk appetite. Our objective is to proactively consider risk mitigation options in order to optimize results.

Discussions regarding potential risk mitigation strategies are held between Risk Management and the lines of business, and at the GRC or GALCO and at the RMC for governance and oversight, as appropriate. In evaluating possible strategies, considerations include costs and benefits, residual risks (i.e., risks that are retained), secondary risks (i.e., those caused by the risk mitigation actions), and appropriate monitoring and review to track results.

Risk controls

Our risk management framework also includes a comprehensive set of risk controls, designed to ensure that risks are being appropriately identified and managed. Our risk controls are part of CIBC’s overall Control Framework, developed based on the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) widely accepted “Internal Control – Integrated Framework”. The Control Framework also draws on elements of the OSFI Supervisory Framework and Corporate Governance Guidelines.

The Board, primarily through the RMC, approves certain credit risk limits and delegates specific transactional approval authorities to the CEO or jointly to the CEO and CRO. The RMC must approve transactions that exceed delegated authorities. Delegation of authority to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. In addition, CIBC has rigorous processes to identify, evaluate and remediate risk control deficiencies in a timely manner. Regular reporting is provided to the RMC to evidence compliance with risk limits. Risk limits and the delegation of authority to the CEO or jointly to the CEO and CRO are reviewed annually by the RMC.

Risk monitoring and reporting

To monitor CIBC’s risk profile and facilitate evaluation against the risk appetite statement, a number of measurement metrics have been established, with regular reporting against these metrics provided to the GRC and the RMC. This reporting enables decisions on growth and risk mitigation strategies.

Exposures are also regularly monitored against limits, with escalation protocols for limit excesses, should they occur. Escalation protocols ensure awareness at appropriate levels and facilitate management of excesses that is consistent with our risk appetite.

Regular management reports on each risk type are also prepared to facilitate monitoring and control of risk at a more granular level.

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Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks. We perform in-depth analyses, which may include stress testing our exposures relative to the risks, and we provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. This section describes those top and emerging risks, as well as regulatory and accounting developments that are material for CIBC.

Pandemic outbreaks

The COVID-19 pandemic continues to disrupt the global economy, financial markets, supply chains and business productivity in unprecedented and unpredictable ways. While restrictions imposed by governments around the world to limit the impact of the pandemic have eased significantly in most jurisdictions and vaccination rates have climbed sharply in the developed world, resulting in acceleration of the global economy, new and emerging variants of the virus as well as vaccine hesitancy remain a threat to the economic recovery. Our outlook assumes that targeted health measures rather than broader economic closures will be used to contain new waves of infection.

Future developments, such as the severity and duration of the pandemic, the emergence and progression of new variants, and actions taken by governments, monetary authorities, regulators, financial institutions and other third parties in response to a resurgence of cases, continue to impact our outlook.

A substantial amount of our business involves extending credit or otherwise providing financial resources to individuals, companies, industries or governments that may have been adversely impacted by the pandemic, hindering their ability to meet original loan terms and potentially impacting their ability to repay their loans. While our estimate of ECL on performing loans considers the likelihood and extent of future defaults and impairments, given the inherent uncertainty caused by COVID-19, actual experience may differ materially from our current estimates. To the extent that business activity or unemployment do not continue to improve in line with our expectations due to the impact of the new and emerging variants, or clients default on loans beyond our current expectations, we may recognize further credit losses beyond those reflected in the current year’s ECL allowances. The effectiveness of various government support programs in place for individuals and businesses as well as the efficacy of vaccines in controlling new and emerging variants also impact our expectations. Similarly, because of changing economic and market conditions, we may be required to recognize losses, impairments, or reductions in other comprehensive income (OCI) in future periods relating to other assets that we hold.

Net interest income is significantly impacted by market interest rates. Interest rate cuts by the Bank of Canada and the Federal Reserve in response to COVID-19 have negatively impacted our net interest income. The overall direction of interest rates is difficult to predict and depends on future actions that the Bank of Canada and the Federal Reserve may take to increase or reduce targeted rates in response to COVID-19 or other factors (see the “Outlook for calendar year 2022” section for further discussion on interest rate expectations).

Governments, monetary authorities, regulators and financial institutions have also taken actions to support the economy, increase liquidity, mitigate unemployment, provide temporary financial assistance and regulatory flexibility, and implement other measures intended to mitigate or counterbalance the adverse economic consequences of the pandemic. We continue to work with regulators and governments across the jurisdictions in which we operate to support and facilitate government programs assisting our clients (see the “CIBC client relief programs in response to COVID-19” section for further details).

We continue to adapt our operating model with a focus on the ongoing safety of our team members, including those working on-site since the start of the pandemic. We have a thoughtful plan to return our team members who are currently working remotely to the office when the time is right, depending on the evolving pandemic and public health guidance.

Relevant operational risk metrics continue to track at an acceptable level. Operational resilience and sustainability remain our key areas of focus. We will continue to monitor our risk posture and trends to ensure operational risks are managed appropriately and in a timely manner.

If the COVID-19 pandemic is prolonged beyond our expectations, or if further variants emerge that give rise to similar effects that vaccines are not able to effectively mitigate in a timely manner and if broader economic closures are reinstated to address future waves of infection, the impact on the economy and financial markets could deepen and result in further volatility. Unexpected developments in financial markets, regulatory environments, or consumer behaviour and confidence may have additional adverse impacts on our business, results of operations, reputation and financial condition.

Geo-political risk

The level of geo-political risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market disruption could hurt the net income of our trading and non-trading market risk positions. Geo-political risk could reduce economic growth, and in combination with the potential impacts on commodity prices and the recent rise of protectionism, could have serious negative implications for general economic and banking activities. Current areas of concern include:

•	Global uncertainty and market repercussions pertaining to the spread of COVID-19 as discussed above;
•	Ongoing U.S., Canada and China relations and trade issues;
•	Implications of the U.S. “Buy American” policy;
•	Relations between the U.S. and Iran;
•	Tensions in the Middle East; and
•	Concerns following the agreed-upon Brexit deal.

While it is impossible to predict where new geo-political disruption will occur, we pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

Climate risk

The physical effects of climate change along with regulations designed to mitigate its negative impacts will have a measurable impact on communities and the economy. The physical risks of climate change include severe weather events, forest fires, floods, heat stresses and rising sea levels, which have the ability to disrupt supply chains and critical infrastructure. Transition risks, which arise as society adjusts towards a low-carbon future, are impacting many sectors of the economy through changes in policy and technology aimed at limiting global warming. As the world transitions to a low-carbon economy, we are committed to understanding and responsibly managing the relevant impacts of climate change on our operations and our business activities. In support of this commitment, we announced our ambition to achieve net zero greenhouse gas emissions associated with operational and financing activities by 2050, including reducing the greenhouse gas emissions from our operations by 30% by 2028 (2018 baseline).

In 2021, we launched our Climate Credit Risk Assessment tool to be used by our corporate and commercial businesses which scores companies based on their exposure, preparedness and resiliency to climate-related transition risks. Through this assessment, we will gain a deeper

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understanding of our clients’ plans to move to a low-carbon economy over the short, medium, and long term, and how this compares with peers in the same sector. This tool will help us manage climate change risks in our portfolio.

There is an increasing demand for disclosure around climate-related risk identification and mitigation. We currently prepare our disclosures based on the disclosure framework developed by the Task Force on Climate-related Financial Disclosures (TCFD). The TCFD reporting framework provides stakeholders with consistent, material climate-related disclosures that are comparable across sectors, industries and countries. We are proactively collaborating with peer banks to ensure consistency and comparability as we continue to improve our TCFD reporting.

We have also joined the Partnership for Carbon Accounting Financials (PCAF), a standardized measurement and reporting framework that can be used to calculate emissions related to a bank’s financing. Measuring financed emissions is central to activities that enables CIBC to embed climate action throughout our lending and investment activities.

In the past year, a number of regulators and standard-setting organizations have announced intentions of preparing disclosure frameworks related to climate change risks. Key among them are IFRS Foundation’s establishment of the International Sustainability Standards Board (ISSB) to develop global sustainability disclosure standards for the financial markets and to increase connectivity with accounting standards. Its creation will consolidate select existing standard setters, including the Climate Disclosure Standards Board (an initiative of CDP, formerly the Carbon Disclosure Project) and the Value Reporting Foundation (which houses the Integrated Reporting Framework and the Sustainability Accounting Standards Board (SASB) Standards) by mid-2022. In addition, regulators such as the SEC, OSFI and the Canadian Securities Administrators (CSA) have announced a greater focus on climate risk disclosures. Potential divergence among the regulators in disclosure expectations, coupled with the pace at which the regulatory landscape changes pose an operational and non-conformance risk to us. We continue to monitor these developments. Despite our relatively low direct carbon emissions, compliance by many of our clients with new carbon emission standards could result in operational stress for those clients, which in turn may have a negative impact on our results of operations.

See the “Environmental and related social risk” section for additional information.

Canadian consumer debt and the housing market

Regulatory measures that included revised mortgage underwriting guidelines (B-20 guidelines) and taxes on foreign ownership, combined with a previously low unemployment environment, had their intended effect as debt-to-income ratios flattened in 2018–2019. However, to counter the economic impact due to COVID-19, the government put in place several support programs, the Bank of Canada cut interest rates and CIBC and other Canadian banks assisted clients by offering temporary relief across all retail products, including mortgages. While there is still continued economic and employment uncertainty, the housing market has rebounded strongly and prices have surpassed pre-COVID-19 levels giving rise to the risk that our borrowers may be unable to repay loan obligations. As of June 1, 2021, we started to qualify uninsured and insured mortgages at the higher of the mortgage contract rate plus 2%, or 5.25% as part of the updated B-20 guidelines. In addition, we run our enterprise-wide statistical stress tests at lower home prices to determine potential direct losses and have also conducted stress tests to assess the impact of rising unemployment rates on borrowers’ ability to repay loan obligations.

Technology, information and cyber security risk

Financial institutions like CIBC are evolving their use of technology and business processes to improve the client experience and streamline operations. At the same time, cyber threats and the associated financial, reputation and business interruption risks have also increased. We continue to actively manage these risks through strategic risk reviews, enterprise-wide technology and information security programs, with the goal of maintaining overall cyber-resilience that prevents, detects, and responds to threats such as data breaches, malware, unauthorized access, and denial-of-service attacks, which can result in damage to CIBC systems and information, theft or disclosure of confidential information, unauthorized or fraudulent activity, and service disruption at CIBC or its service providers, including those that offer cloud services.

Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC monitors the changing environment globally, including cyber threats, mitigation strategies and evolving regulatory requirements, in order to improve our controls and processes to protect our systems and client information. In addition, we perform cyber security preparedness, testing, and recovery exercises to validate our defences, benchmark against best practices and provide regular updates to the Board. We have well-defined cyber incident response protocols and playbooks in the event that a security incident or breach occurs. We also have cyber insurance coverage to help mitigate against certain potential losses associated with cyber incidents. Our insurance coverage is subject to various terms and provisions, including limits on the types and amounts of coverage relating to losses arising from cyber incidents. We periodically assess our insurance coverage based on our risk tolerance and limits. Despite our commitment to information and cyber security, and given the rapidly evolving threat and regulatory landscape, coupled with a changing business environment, it is not possible for us to identify all cyber risks or implement measures to prevent or eliminate all potential cyber incidents from occurring. However, we monitor our risk profile for changes and continue to refine approaches to security protection and service resilience to minimize the impact of any cyber incidents that may occur.

Commodity prices

In the fourth quarter, we have observed high volatility and a continued rally in natural gas prices. The global recovery from the COVID-19 pandemic and higher-than-normal weather-driven demand last winter and this summer have combined with supply-side challenges resulting in below-average storage levels as we approach the winter heating season. In addition, supply and demand fundamentals that are traditionally elastic to prices have broken down, making it difficult for the market to balance any disruptions to supply or increases in demand. Looking forward, temperatures this winter are expected to be a key driver of natural gas prices: colder-than-normal temperatures could push prices higher while milder temperatures could lead to a pullback. Clients in our oil and gas portfolio continue to be assessed on the basis of our enhanced risk metrics that reflect the current environment. In addition, other commodities including raw materials (lumber, iron, ore, etc.) and metals (gold, silver, copper, etc.) continue to exhibit volatility, particularly in front month futures contracts, largely owing to increased demand coupled with ongoing supply chain bottlenecks as the global pandemic recovery continues.

Disintermediation risk

Canadian banking clients are increasingly shifting their service transactions from brick-and-mortar banking centres to digital platforms. Competitive pressure from digital disruptors, both global technology leaders and smaller financial technology entrants, is increasing and the risk of disintermediation continues to grow due to the level of sophistication of these non-traditional competitors, and increased adoption of emerging technologies. Blockchain is one such technology that enables parties to transact with one another without the need for centralized third-party intermediaries such as banks. Cryptocurrencies, such as Bitcoin, are a specific application of blockchain with the potential for disintermediation. However, widespread adoption as a substitute for government-issued currency does not appear to be a near-term prospect as Central Banks around the world explore Central Bank Digital Currencies. Adoption as an investment vehicle poses an opportunity for disintermediation as it enables parties to create investment products and services that financial institutions would normally provide. Advances in artificial intelligence (AI) and automation also have the potential to transform business models over time, including the delivery of financial services advice through automated processes. CIBC is maturing its AI capabilities with a focus on maintaining customer confidence and trust by building AI practices that apply principles such as fairness, ethics, transparency and security.

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We manage disintermediation risk through strategic reviews as well as investment in emerging channels, in data and analytics capabilities, and in technology and innovation in general, to meet our clients’ changing expectations, while working to reduce our cost structure and simplify operations. We maintain a central and coordinated approach to innovation to manage these risks.

Third-party risk

The Board and senior management recognize the establishment of third-party relationships as important to CIBC’s business model and therefore leverage them to achieve CIBC’s business objectives. With the introduction of new technologies, new foreign jurisdictions and increasing reliance on sub-contractors, the third-party landscape continues to evolve. While such relationships may benefit us through reduced costs, increased innovation, improved performance and increased business competitiveness, they can also introduce risks of failure or disruption to CIBC through breakdowns in people, processes or technology or through external events that impact these third parties.

To mitigate third-party risks, prepare for future third-party risks and changing regulatory expectations, and to ensure existing processes and internal controls are operating effectively, we rely on our strong risk culture and established the Third Party Risk Management program, which includes policies, procedures, expertise and resources dedicated to third-party risk management. The program identifies and manages risks that arise from third-party relationships from the point of planning through the life cycle of the business arrangement and supports the maintenance of collaborative relationships that advance our strategic direction and operational needs within our risk appetite.

Anti-money laundering

Money laundering, terrorist financing activities and other related crimes pose a threat to the stability and integrity of a country’s financial sector and its broader economy. In recognition of this threat, the international community has made the fight against these illegal activities a priority. We are committed to adhering to all regulatory requirements pertaining to AML and ATF in the jurisdictions where we operate and implementing best practices to minimize the impact of such activities. In Canada, amendments to the regulations under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act were published in July 2019 (with provisions coming into force between 2020 and 2024) to improve the effectiveness of Canada’s AML/ATF regime. In accordance with these amendments, we have implemented procedures, processes and controls with respect to client due diligence, record keeping and reporting as well as mandatory annual AML/ATF training for all employees to ensure that relevant regulatory obligations are met in each jurisdiction where we operate.

U.S. banking regulation

Our U.S. operations are subject to supervision by the Board of Governors of the Federal Reserve System (Federal Reserve), and are also subject to a comprehensive federal and state regulatory framework. Our wholly owned subsidiary, CIBC Bancorp USA Inc. (CIBC Bancorp), is a financial holding company subject to regulation and supervision by the Federal Reserve under the Bank Holding Company Act of 1956, as amended. CIBC Bank USA, our Illinois-chartered bank, is subject to regulation by the U.S. Federal Deposit Insurance Corporation (FDIC), the Federal Reserve and the Illinois Department of Financial and Professional Regulation. CIBC’s New York branch is subject to regulation and supervision by the New York Department of Financial Services and the Federal Reserve. Certain market activities of our U.S. operations are subject to regulation by the SEC and the U.S. Commodity Futures Trading Commission, as well as other oversight bodies.

The scope of these regulations impact our business in a number of ways. For example, both CIBC Bancorp and CIBC Bank USA are required to maintain minimum capital ratios in accordance with Basel III rules adopted by the U.S. bank regulatory agencies, which differ in some respects from Canada’s Basel III rules. Under the U.S. bank regulatory framework, both CIBC and CIBC Bancorp are expected to provide a source of strength to the subsidiary bank and may be required to commit additional capital and other resources to CIBC Bank USA in the event that its financial condition were to deteriorate, whether due to overall challenging economic conditions in the U.S., or because of business-specific issues. The Federal Reserve (in the case of CIBC Bancorp), and the FDIC and the Illinois Department of Financial and Professional Regulation (in the case of CIBC Bank USA) also have the ability to restrict dividends paid by CIBC Bancorp or CIBC Bank USA, which could limit our ability to receive distributions on our capital investment in our U.S. banking operations.

As our combined U.S. operations grow, we will become subject to additional enhanced prudential standards under the Federal Reserve’s regulations applicable to foreign banking organizations. Furthermore, the Federal Reserve and the FDIC may also restrict our U.S. operations, organic or inorganic growth, if, among other things, they have supervisory concerns about risk management, AML or compliance programs and practices, governance and controls, and/or capital and liquidity adequacy at CIBC Bancorp, CIBC Bank USA or our New York branch, as applicable. In some instances, banking regulators may take supervisory actions that may not be publicly disclosed, which may restrict or limit our New York branch and our U.S. subsidiaries from engaging in certain categories of new activities or acquiring shares or control of other companies. Any restrictions imposed by banking regulators could negatively impact us by loss of revenue, limitations on the products or services we offer, and increased operational and compliance costs.

The U.S. regulatory environment continues to evolve and future legislative and regulatory developments may impact CIBC.

Interbank Offered Rate (IBOR) transition

Interest rate benchmarks including the London Interbank Offered Rate (LIBOR) and other similar benchmarks, are being reformed and replaced by new risk-free rates that are largely based on traded markets. The U.K.’s Financial Conduct Authority (FCA) originally announced in July 2017 that it would not compel banks to submit LIBOR rates after December 2021. In March 2021, the FCA and the ICE Benchmark Administration (IBA) announced the dates for the cessation or loss of representativeness of various LIBOR rates including that certain non-USD LIBORs will cease on December 31, 2021 and that most USD LIBOR tenors will cease on June 30, 2023. As IBORs are widely referenced by large volumes of derivative, loan and cash products, the transition presents a number of risks to CIBC, and the industry as a whole. These transition risks include market risk (as new basis risks emerge), model risk, operational risk (as processes are changed or newly introduced), legal risk (as contracts are revised) and conduct risk (in ensuring clients are adequately informed/prepared). We have established a comprehensive enterprise-wide program to manage and coordinate all aspects of the transition, including the identification and mitigation of these risks. See the “Other regulatory developments” section for further details.

Tax reform

As many governments took on additional debt to support the economy during the pandemic and look to ensure a strong post-pandemic recovery, there are tax reform proposals that could increase taxes affecting CIBC.

The 2021 Liberal Government Platform in Canada proposed tax measures that could be in effect in January 2022, including a 3% surtax on large banks and a temporary Canada Recovery Dividend that would commence in 2023. Additional proposals would modernize the general anti-avoidance rule (GAAR), increase resources to combat aggressive tax avoidance and implement the global minimum tax discussed below.

In 2021, 130 countries, including Canada and the other G20 nations, agreed on a new framework for global tax reform. If enacted, these proposals would be effective beginning in 2023. The two-pillar framework’s stated purpose is to ensure that large Multinational Enterprises (MNEs) pay tax where they operate and earn profit. Pillar I primarily targets MNE technology companies by re-allocating taxing rights to where goods or

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Management’s discussion and analysis

services are consumed. Pillar II would introduce a new 15% global minimum corporate tax rate in each country where an MNE operates. Uncertainty persists with regard to the detail of these proposals, which remain subject to due process, and will require approval, ratification and legislation in multiple nations.

In 2021, the U.S. Congress proposed legislation called the Build Back Better Act that includes changes to corporate income tax laws. Proposals include modifications to the Base Erosion Anti-abuse Tax (BEAT), global low-tax intangible income (GILTI) regime, and foreign-derived intangible income (FDII) regime as well as new corporate minimum taxes. If enacted, most of the proposals would be effective for 2022 or later. The proposed legislation remains subject to change and its impact on CIBC is uncertain.

Corporate transactions

CIBC seeks out acquisition and divestiture opportunities that align with its strategy, risk appetite and financial goals. The ability to successfully execute on our strategy to integrate acquisitions, and the ability to anticipate and manage risks associated with such corporate transactions are subject to various factors such as receiving regulatory and shareholder approval on a timely basis and on favourable terms, retaining clients and key personnel, realizing synergies and efficiencies, controlling integration and acquisition costs, and changes in general business and economic conditions, among others.

Although many of the factors are beyond our control, their impact is partially mitigated by conducting due diligence before completing the transaction and developing and executing appropriate plans. However, given the inherent uncertainty involved in such corporate transactions, we cannot anticipate all potential events, facts and circumstances that may arise and there could be an adverse impact on our operations and financial performance as a result of such corporate transactions.

Regulatory developments

See the “Taxes”, “Capital management”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.

Accounting developments

See the “Accounting and control matters” section and Note 32 to the consolidated financial statements for additional information on accounting developments.

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWA and average allocated common equity as at October 31, 2021:

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)	Includes CCR of $79 million, which comprises derivatives and repo-style transactions.
(3)	Includes CCR of $17,733 million, which comprises derivatives and repo-style transactions.
(4)	Includes CCR of $237 million, which comprises derivatives and repo-style transactions.
(5)	Average allocated common equity is a non-GAAP measure. For additional information on the composition of this non-GAAP measure, see the “Non-GAAP measures” section.
(6)	Represents average allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI’s CAR Guideline.

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Management’s discussion and analysis

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises out of the lending businesses in each of our SBUs and in International Banking, which is included in Corporate and Other. Other sources of credit risk consist of our trading activities, which include our over-the-counter (OTC) derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.

Governance and management

Credit risk is managed through the three lines of defence model. The first line of defence consists of the frontline businesses and control groups that assess and manage the risks associated with their activities. They own the risks and the controls that mitigate the risks – this is the first line of defence.

The second line of defence is Risk Management, which takes a broader, independent view and is responsible for the adjudication and oversight of credit risks associated with CIBC’s commercial, corporate and wealth management activities.

Internal audit is the third line of defence, providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

Senior management reports to the GRC and RMC at least quarterly on material credit risk matters, including material credit transactions, compliance with limits, portfolio trends, impaired loans and credit loss provisioning levels. Provision for (reversal of) credit losses is reviewed by the RMC and the Audit Committee quarterly.

Specific to the management of credit risk, Risk Management is mandated to provide enterprise-wide oversight of the management of credit risk in CIBC’s credit portfolios, including the measurement, monitoring and control of credit risk and the management of credit risk models. Key groups in Risk Management with credit risk responsibility include:

Capital Markets Risk Management: This group is responsible for independent oversight of the measurement, monitoring and control of traded and non-traded market risk, liquidity risk and trading credit risk, including adjudication of trading credit facilities for banks, non-bank financial entities, prime brokerage clients and central clearing counterparties. In addition, Capital Markets Risk Management is responsible for the risk management of sovereign and country risk, securitizations and the oversight of the Global Collateral Finance framework covering repos and securities lending.

Global Credit Risk Management: This group is responsible for the adjudication and oversight of credit risks associated with our commercial, corporate and wealth management credit portfolios, management of the risks in our investment portfolios, as well as management of special loan portfolios.

Model Validation, Global Operational Risk Management: This group is responsible for the oversight of model validation practices. Model validation constitutes the independent set of processes, activities and ongoing documentary evidence that models and parameters are sound and CIBC can rely on their output.

Enterprise Risk Management: This group is responsible for enterprise-wide analysis, including enterprise-wide stress testing and reporting, risk data systems and models, economic and regulatory capital methodologies as well as transaction-specific environmental and related social risk.

Risk Analytics and Credit Decisioning: This group manages credit risk in personal and small business products offered through the various distribution channels (e.g., residential mortgages, credit cards, personal loans/lines of credit, small business loans) and performs analytics to optimize retail credit performance, along with collections and AML outcomes.

U.S. Risk Management: This group carries out the mandate of CIBC Risk Management at a regional level and provides independent oversight of the identification, management, measurement, monitoring and control of credit risks in the U.S. Commercial Banking and Wealth Management SBU.

Adjudication and oversight above delegated levels is provided by the CRO, GRC and RMC.

Policies

To control credit risk, prudent credit risk management principles are used as a base to establish policies, standards and guidelines that govern credit activities as outlined by the credit risk management policy.

The credit risk management policy supplements CIBC’s risk management framework and risk appetite framework, and together with CIBC’s portfolio concentration limits for credit exposures, CIBC’s common risk/concentration risk limits for credit exposures, and other supporting credit risk policies, standards and procedures, assists CIBC in achieving its desired risk profile by providing an effective foundation for the management of credit risk.

Credit risk limits

The RMC approves Board limits, and exposures above Board limits require reporting to, or approval of, the RMC. Management limits are approved by the CRO. Usage is monitored to ensure risks are within allocated management and Board limits. Exposures above management limits require the approval of the CRO. Business lines may also impose lower limits to reflect the nature of their exposures and target markets. This tiering of limits provides for an appropriate hierarchy of decision making and reporting between management and the RMC. Credit approval authority flows from the Board and is further cascaded to officers in writing. The Board’s Investment and Lending Authority Resolution sets thresholds above which credit exposures require reporting to, or approval of, the RMC, ensuring an increasing level of oversight for credit exposures of higher risk. CIBC maintains country limits to control exposures within countries outside of Canada and the U.S.

Credit concentration limits

At a bank-wide level, credit exposures are managed to promote alignment to our risk appetite statement, to maintain the target business mix and to ensure that there is no undue concentration of risk. We set limits to control borrower concentrations by risk-rating band for large exposures (i.e., risk-rated credits). Direct loan sales, credit derivative hedges, or structured transactions may also be used to reduce concentrations. We also have a set of portfolio concentration limits in place to control exposures by country, industry, product and activity. Further, our policies require limits to be established as appropriate for new initiatives and implementation of strategies involving material levels of credit risk. Concentration limits represent the maximum exposure levels we wish to hold on our books. In the normal course, it is expected that exposures will be held at levels below the maximums. The credit concentration limits are reviewed and approved by the RMC at least annually.

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Management’s discussion and analysis

Credit concentration limits are also applied to our retail lending portfolios to mitigate concentration risk. We not only have concentration limits applied to individual borrowers and geographic regions, but also to different types of credit facilities, such as unsecured credits. In addition, we limit the maximum insured mortgage exposure to private insurers in order to reduce counterparty risk.

Credit risk mitigation

We may mitigate credit risk by obtaining a pledge of collateral, which improves recoveries in the event of a default. Our credit risk management policies include verification of the collateral and its value and ensuring that we have legal certainty with respect to the assets pledged. Valuations are updated periodically depending on the nature of the collateral, legal environment, and the creditworthiness of the counterparty. The main types of collateral include: (i) cash or marketable securities for securities lending and repurchase transactions; (ii) cash or marketable securities taken as collateral in support of our OTC derivatives activity; (iii) charges over operating assets such as inventory, receivables and real estate properties for lending to small business and commercial borrowers; and (iv) mortgages over residential properties for retail lending.

In certain circumstances we may use third-party guarantees to mitigate risk. We also obtain insurance to reduce the risk in our real estate secured lending portfolios, the most material of which relates to the portion of our residential mortgage portfolio that is insured by CMHC, an agency of the Government of Canada.

We mitigate the trading credit risk of OTC derivatives, securities lending and repurchase transactions with counterparties by employing the International Swaps and Derivatives Association (ISDA) Master Agreement, as well as Credit Support Annexes (CSAs) or similar master and collateral agreements. See Note 13 to the consolidated financial statements for additional details on the risks related to the use of derivatives and how we manage these risks.

ISDA Master Agreements and similar master and collateral agreements, such as the Global Master Repurchase Agreement and Global Master Securities Lending Agreement, facilitate cross transaction payments, prescribe close-out netting processes, and define the counterparties’ contractual trading relationship. In addition, the agreements formalize non-transaction-specific terms. Master agreements serve to mitigate our credit risk by outlining default and termination events, which enable parties to close out of all outstanding transactions in the case of a negative credit event on either party’s side. The mechanism for calculating termination costs in the event of a close-out are outlined in the master agreement; this allows for the efficient calculation of a single net obligation of one party to another.

CSAs and other collateral agreements are often included in ISDA Master Agreements or similar master agreements governing securities lending and repurchase transactions. They mitigate CCR by providing for the exchange of collateral between parties when a party’s exposure to the other exceeds agreed upon thresholds, subject to a minimum transfer amount. CSAs and other collateral agreements that operate with master agreements also designate acceptable collateral types, and set out rules for re-hypothecation and interest calculation on collateral. Collateral types permitted under CSAs and other master agreements are set through our trading credit risk management documentation procedures. These procedures include requirements around collateral type concentrations.

Consistent with global initiatives to improve resilience in the financial system, we clear derivatives through central counterparties (CCPs) where feasible. Credit derivatives may be used to reduce industry sector concentrations and single-name exposure.

Forbearance policy

We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for reasons related to a borrower’s financial difficulties, reducing the potential of default. Total debt restructurings are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria that allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

Process and control

The credit approval process is centrally controlled, with all significant credit requests submitted to a credit adjudication group within Risk Management that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be escalated to senior management, the CRO, or to the RMC for approval.

After initial approval, individual credit exposures continue to be monitored. A formal risk assessment is completed at least annually for all risk-rated accounts, including review of assigned ratings. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of high-risk loans to maximize recoveries.

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Management’s discussion and analysis

Risk measurement

Exposures subject to AIRB approach

Under the AIRB approach we are required to categorize exposures to credit risk into broad classes of assets with different underlying risk characteristics. This asset categorization may differ from the presentation in our consolidated financial statements. Under the AIRB approach, credit risk is measured using the following three key risk parameters(1):

•	PD – the probability that the obligor will default within the next 12 months.
•	EAD – the estimate of the amount that will be drawn at the time of default.
•	LGD – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.

Our credit risk exposures are divided into business and government and retail portfolios. Regulatory models used to measure credit risk exposure under the AIRB approach are subject to CIBC’s model risk management process.

(1)	These parameters differ from those used in the calculation of ECL under IFRS 9. See the “Accounting and control matters” section for further details.

Business and government portfolios (excluding scored small business) – risk-rating method

The portfolios comprise exposures to corporate, sovereign, and bank obligors. Our adjudication process and criteria includes assigning an obligor rating that reflects our estimate of the financial strength of the borrower, and a facility rating or LGD rating that reflects the collateral amount and quality applicable to secured exposures, the seniority position of the claim, and the capital structure of the borrower for unsecured exposures.

The obligor rating takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. Where a guarantee from a third-party exists, both the obligor and the guarantor will be assessed. While our obligor rating is determined independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

CIBC employs a 20-point master internal obligor default rating scale that broadly maps to external agencies’ ratings as presented in the table below.

	CIBC	S&P	Moody’s
Grade	rating	equivalent	equivalent
Investment grade	00–47	AAA to BBB-	Aaa to Baa3
Non-investment grade	51–67	BB+ to B-	Ba1 to B3
Watch list	70–80	CCC+ to C	Caa1 to Ca
Default	90	D	C

We use quantitative modelling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data, supplemented with expert judgment. The risk ratings are used for portfolio management, risk limit setting, product pricing, and in the determination of regulatory and economic capital.

Our credit process is designed to ensure that we approve applications and extend credit only where we believe that our client has the ability to repay according to the agreed terms and conditions.

Our credit framework of policies and limits defines our appetite for exposure to any single name or group of related borrowers, which is a function of the internal risk rating. We generally extend new credit only to borrowers in the investment and non-investment grade categories noted above. Our credit policies are also defined to manage our exposure to concentration in borrowers in any particular industry or region.

In accordance with our process, each obligor is assigned an obligor default rating and the assigned rating is mapped to a PD estimate that represents a long-run average one-year default likelihood. For corporate obligors, PD estimates are calculated using joint maximum likelihood techniques based on our internal default rate history by rating category and longer dated external default rates as a proxy for the credit cycle to arrive at long-run average PD estimates. Estimates drawn from third-party statistical default prediction models are used to supplement the internal default data for some rating bands where internal data is sparse. For small and medium corporate enterprises, PD estimates are developed using only internal default history. For bank and sovereign obligors, PD estimates are derived from an analysis based on external default data sets and supplemented with internal data where possible. We examine several different estimation methodologies and compare results across the different techniques. In addition, we apply the same techniques and estimation methodologies to analogous corporate default data and compare the results for banks and sovereigns to the corporate estimates for each technique. A regulatory floor is applied to PD estimates for corporate and bank obligors.

Each facility is assigned an LGD rating and each assigned rating is mapped to an LGD estimate that considers economic downturn conditions. For corporate obligors, LGD estimates are primarily derived from internal historical recovery data. Time to resolution is typically one to two years for most corporate obligors, and one to four years in the real estate sector. LGD values are based on discounted post-default cash flows for resolved accounts and include material direct and indirect costs associated with collections. External data is used in some cases to supplement our analysis. Economic downturn periods are identified for each portfolio by examining the history of actual losses, default rates and LGD. For bank and sovereign exposures, LGD estimates are primarily driven by expert judgment supplemented with external data and benchmarks where available. Appropriate adjustments are made to LGD estimates to account for various uncertainties associated with estimation techniques and data limitations, including adjustments for unresolved accounts.

EAD is estimated based on the current exposure to the obligor together with possible future changes in that exposure driven by factors such as the available undrawn credit commitment amount and the obligor default rating. EAD estimates are primarily based on internal historical loss data supplemented with comparable external data. Economic downturn periods are identified for each portfolio by examining the historical default rates and actual EAD factors.

Appropriate adjustments are made to PD, LGD and EAD estimates to account for various uncertainties associated with estimation techniques and data limitations, including adjustments for unresolved accounts (for LGD).

A simplified risk-rating process (slotting approach) is used for part of our uninsured Canadian commercial mortgage portfolio, which comprises non-residential mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan-to-value (LTV) and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property. In addition, we have insured multi-family residential mortgages, which are not treated under the slotting approach, but are instead treated as sovereign exposures.

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Management’s discussion and analysis

Retail portfolios

Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (residential mortgages and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards, overdrafts and unsecured lines of credit); and other retail exposures (loans secured by non-residential assets, unsecured loans including student loans, and scored small business loans).

We use scoring models in the adjudication of new retail credit exposures, which are based on statistical methods of analyzing the unique characteristics of the borrower, to estimate future behaviour. In developing our models, we use internal historical information from previous borrowers, as well as information from external sources, such as credit bureaus. The use of credit scoring models allows for consistent assessment across borrowers. There are specific guidelines in place for each product, and our adjudication decision will take into account the characteristics of the borrower, any guarantors, and the quality and sufficiency of the collateral pledged (if any). The lending process will include documentation of, where appropriate, satisfactory identification, proof of income, independent appraisal of the collateral and registration of security.

Retail portfolios are managed as pools of homogeneous risk exposures, using external credit bureau scores and/or other behavioural assessments to group exposures according to similar credit risk profiles. These pools are established through statistical techniques. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.

The following table maps the PD bands to various risk levels:

Risk level	PD bands
Exceptionally low	0.01%–0.20%
Very low	0.21%–0.50%
Low	0.51%–2.00%
Medium	2.01%–10.00%
High	10.01%–99.99%
Default	100%

For the purposes of the AIRB approach for retail portfolios, additional PD, LGD and EAD segmentation into homogeneous risk exposures is established through statistical techniques. The principal statistical estimation technique is decision trees benchmarked against alternative techniques such as regression and random forests.

Within real estate secured lending, we have two key parameter estimation models: mortgages and real estate secured personal lines of credit. Within qualifying revolving retail, we have three key parameter estimation models: credit cards, overdraft, and unsecured personal lines. A small percentage of credit cards, overdraft, and unsecured line accounts that do not satisfy the requirements for qualifying revolving retail are grouped into other retail parameter models. Within other retail, we have three key parameter models: margin lending, personal loans, and scored small business loans. Each parameter model pools accounts according to characteristics such as: delinquency, current credit bureau score, internal behaviour score, estimated current LTV ratio, account type, account age, utilization, outstanding balance, or authorized limit.

PD is estimated as the average default rate over an extended period based on internal historical data, generally for a 5-to-10-year period, which is adjusted using internal historical data on default rates over a longer period or comparable external data that includes a period of stress. A regulatory floor is applied to our PD estimate for all retail exposures with the exception of insured mortgages and government-guaranteed loans.

LGD is estimated based on observed recovery rates over an extended period using internal historical data. In determining our LGD estimate, we exclude any accounts that have not had enough time since default for the substantial majority of expected recovery to occur. This recovery period is product-specific and is typically in the range of 1 to 3 years. Accounts that cure from default and return to good standing are considered to have zero loss. We simulate the loss rate in a significant downturn based on the relationship(s) between LGD and one or more of the following: PD; housing prices, cure rate, and recovery time; or observed LGD in periods with above-average loss rates. We apply appropriate adjustments to address various types of estimation uncertainty including sampling error and trending. A regulatory floor is applied to all real estate secured exposures with the exception of insured mortgages.

EAD for revolving products is estimated as a percentage of the authorized credit limit based on the observed EAD rates over an extended period using historical data. We simulate the EAD rate in a significant downturn based on the relationship(s) between the EAD rate and PD and/or the observed EAD rate in periods with above-average EAD rates. For term loan products, EAD is set equal to the outstanding balance.

We apply appropriate adjustments to PD, LGD and EAD to address various types of estimation uncertainty including sampling error and trending.

Back-testing

We monitor the three key risk parameters – PD, EAD and LGD – on a quarterly basis for our business and government portfolios and on a monthly basis for our retail portfolios. Every quarter, the back-testing results are reported to OSFI and are presented to the business and Risk Management senior management for review and challenge. For each parameter, we identify any portfolios whose realized values are significantly above or significantly below expectations and then test to see if this deviation is explainable by changes in the economy. If the results indicate that a parameter model may be losing its predictive power, we prioritize that model for review and update.

Stress testing

As part of our regular credit portfolio management process, we conduct stress testing and scenario analyses on our portfolio to quantitatively assess the impact of various historical, as well as hypothetical, stressed conditions, versus limits determined in accordance with our risk appetite. Scenarios are selected to test our exposures to specific industries (e.g., oil and gas and real estate), products (e.g., mortgages and cards), or geographic regions (e.g., Europe and the Caribbean). Results from stress testing are a key input into management decision making, including the determination of limits and strategies for managing our credit exposure. See the “Real estate secured personal lending” section for further discussion on our residential mortgage portfolio stress testing.

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Management’s discussion and analysis

Exposure to credit risk

The portfolios are categorized based upon how we manage the business and the associated risks. Gross credit exposure amounts presented in the table below represent our estimate of EAD, which is net of derivative master netting agreements and CVA but is before allowance for credit losses or credit risk mitigation. Gross credit exposure amounts relating to our business and government portfolios are reduced for collateral held for repo-style transactions, which reflects the EAD value of such collateral. Non-trading equity exposures are not included in the table below as they have been deemed immaterial under the OSFI guidelines, and hence are subject to 100% risk-weighting.

$ millions, as at October 31			2021			2020
	AIRB approach	Standardized approach	Total	AIRB approach (1)	Standardized approach	Total
Business and government portfolios
Corporate
Drawn	$120,417	$36,321	$156,738	$102,342	$36,603	$138,945
Undrawn commitments	61,417	7,583	69,000	49,473	7,339	56,812
Repo-style transactions	172,827	–	172,827	139,677	–	139,677
Other off-balance sheet	13,644	981	14,625	14,085	1,016	15,101
OTC derivatives	12,914	415	13,329	10,858	786	11,644
	381,219	45,300	426,519	316,435	45,744	362,179
Sovereign
Drawn	125,001	26,272	151,273	133,077	22,664	155,741
Undrawn commitments	8,525	–	8,525	8,354	–	8,354
Repo-style transactions	26,746	–	26,746	38,904	–	38,904
Other off-balance sheet	1,613	–	1,613	1,553	–	1,553
OTC derivatives	2,011	1	2,012	2,187	2	2,189
	163,896	26,273	190,169	184,075	22,666	206,741
Banks
Drawn	12,291	1,565	13,856	12,846	1,241	14,087
Undrawn commitments	1,554	3	1,557	1,552	16	1,568
Repo-style transactions	42,529	–	42,529	24,228	–	24,228
Other off-balance sheet	64,728	–	64,728	59,761	–	59,761
OTC derivatives	5,765	12	5,777	5,805	21	5,826
	126,867	1,580	128,447	104,192	1,278	105,470
Gross business and government portfolios	671,982	73,153	745,135	604,702	69,688	674,390
Less: collateral held for repo-style transactions	225,399	–	225,399	187,832	–	187,832
Net business and government portfolios	446,583	73,153	519,736	416,870	69,688	486,558
Retail portfolios
Real estate secured personal lending
Drawn	261,531	4,835	266,366	231,527	4,799	236,326
Undrawn commitments	36,631	–	36,631	31,390	–	31,390
	298,162	4,835	302,997	262,917	4,799	267,716
Qualifying revolving retail
Drawn	18,181	–	18,181	18,701	–	18,701
Undrawn commitments	54,509	–	54,509	53,085	–	53,085
Other off-balance sheet	327	–	327	271	–	271
	73,017	–	73,017	72,057	–	72,057
Other retail
Drawn	15,578	1,419	16,997	14,869	1,326	16,195
Undrawn commitments	2,937	26	2,963	2,819	28	2,847
Other off-balance sheet	40	–	40	35	–	35
	18,555	1,445	20,000	17,723	1,354	19,077
Total retail portfolios	389,734	6,280	396,014	352,697	6,153	358,850
Securitization exposures	10,823	4,556	15,379	12,276	3,509	15,785
Gross credit exposure	1,072,539	83,989	1,156,528	969,675	79,350	1,049,025
Less: collateral held for repo-style transactions	225,399	–	225,399	187,832	–	187,832
Net credit exposure (2)	$847,140	$83,989	$931,129	$781,843	$79,350	$861,193

(1)	Includes exposures subject to the supervisory slotting approach.
(2)

Excludes exposures arising from derivative and repo-style transactions that are cleared through QCCPs as well as credit risk exposures arising from other assets that are subject to the credit risk framework but are not included in the standardized or IRB frameworks, including other balance sheet assets that are risk-weighted at 100%, significant investments in the capital of non-financial institutions that are risk-weighted at 1,250%, settlement risk, and amounts below the thresholds for deduction that are risk-weighted at 250%.

Net credit exposure increased by $69.9 billion in 2021, due to business growth in our North American lending portfolios.

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Exposures subject to the standardized approach(1)

Exposures within CIBC Bank USA, CIBC FirstCaribbean and certain exposures to individuals for non-business purposes do not have sufficient historical data to support the AIRB approach for credit risk, and are subject to the standardized approach. The standardized approach utilizes a set of risk weightings defined by the regulators, as opposed to the more data intensive AIRB approach. A detailed breakdown of our standardized credit risk exposures by risk-weight category, before considering the effect of credit risk mitigation strategies and before allowance for credit losses, is provided below.

$ millions, as at October 31	Risk-weight category							2021	2020
	0%	20%	35%	50%	75%	100%	150%	Total	Total
Corporate	$–	$–	$–	$–	$–	$45,164	$136	$45,300	$45,744
Sovereign	22,497	2,884	–	103	–	789	–	26,273	22,666
Banks	–	1,495	–	–	–	85	–	1,580	1,278
Real estate secured personal lending	–	–	3,555	–	1,064	206	10	4,835	4,799
Other retail	–	–	–	–	1,372	70	3	1,445	1,354
	$22,497	$4,379	$3,555	$103	$2,436	$46,314	$149	$79,433	$75,841

(1)	See “Securitization exposures” section for securitization exposures that are subject to the standardized approach.

We use credit ratings from S&P and Moody’s to calculate credit risk RWA for certain exposures under the standardized approach, including securities issued by sovereigns and their central banks (sovereigns), banks and corporates, and deposits with sovereigns and banks. This includes S&P and Moody’s issuer-specific credit ratings for securities issued by sovereigns and corporates, the S&P country credit rating for the country of incorporation for securities issued by banks, and deposits with banks, and the S&P country credit rating for deposits with central banks. The RWA calculated using credit ratings from these agencies represents 1.2% of credit risk RWA under the standardized approach.

Trading credit exposures

We have trading credit exposure (also called counterparty credit exposure) that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure and how it is mitigated is further explained in Note 13 to the consolidated financial statements. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.

The PD of our counterparties is estimated using models consistent with the models used for our direct lending activity. Due to the fluctuations in the market values of interest rates, exchange rates, and equity and commodity prices, counterparty credit exposure cannot be quantified with certainty at the inception of the trade. Counterparty credit exposure is estimated using the current fair value of the exposure, plus an estimate of the maximum potential future exposure due to changes in the fair value. Credit risk associated with these counterparties is managed within the same process as our lending business, and for the purposes of credit adjudication, the exposure is aggregated with any exposure arising from our lending business. The majority of our counterparty credit exposure benefits from the credit risk mitigation techniques discussed above, including daily re-margining, and posting of collateral.

We are also exposed to wrong-way risk. Specific wrong-way risk arises when CIBC receives financial collateral issued (or an underlying reference obligation of a transaction is issued) by the counterparty itself, or by a related entity that would be considered to be part of the same common risk group. General wrong-way risk arises when the exposure and/or collateral pledged to CIBC is highly correlated to that of the counterparty. Exposure to wrong-way risk with derivative counterparties is monitored by Capital Markets Risk Management. Where we may be exposed to wrong-way risk, our adjudication procedures subject those transactions to a more rigorous approval process. The exposure may be hedged with other derivatives to further mitigate the risk that can arise from these transactions.

We establish a CVA for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the estimated loss in the event of default, and other factors such as risk mitigants.

Rating profile of OTC derivative mark-to-market (MTM) receivables

$ billions, as at October 31		2021		2020
	Exposure (1)
Investment grade	$9.87	68.9%	$7.46	74.9%
Non-investment grade	4.39	30.6	2.40	24.1
Watch list	0.07	0.5	0.07	0.7
Default	–	–	0.03	0.3
Unrated	–	–	–	–
	$14.33	100.0%	$9.96	100.0%

(1)	MTM of the OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

Concentration of exposures

Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographic areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political, or other conditions.

CIBC 2021 ANNUAL REPORT	59

Management’s discussion and analysis

Geographic distribution(1)

The following table provides a geographic distribution of our business and government exposures under the AIRB approach, net of collateral held for repo-style transactions.

$ millions, as at October 31, 2021	Canada	U.S.	Europe	Other	Total
Drawn	$170,156	$61,388	$13,678	$12,487	$257,709
Undrawn commitments	50,998	14,133	2,888	3,477	71,496
Repo-style transactions	7,360	5,506	1,485	2,352	16,703
Other off-balance sheet	63,615	8,098	7,815	457	79,985
OTC derivatives	9,863	6,436	2,638	1,753	20,690
	$301,992	$95,561	$28,504	$20,526	$446,583
October 31, 2020	$295,784	$81,982	$21,456	$17,648	$416,870

(1)	Classification by country is primarily based on domicile of debtor or customer.

Business and government exposure by industry groups(1)

The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach, net of collateral held for repo-style transactions.

		Undrawn	Repo-style	Other off-	OTC	2021	2020
$ millions, as at October 31	Drawn	commitments	transactions	balance sheet	derivatives	Total	Total
Commercial mortgages	$9,613	$52	$–	$–	$–	$9,665	$8,420
Financial institutions	78,163	14,255	15,571	69,994	9,180	187,163	180,045
Retail and wholesale	7,213	4,235	–	360	312	12,120	10,523
Business services	7,211	3,199	29	592	222	11,253	10,656
Manufacturing – capital goods	2,819	2,220	–	315	223	5,577	5,397
Manufacturing – consumer goods	3,623	2,330	–	247	70	6,270	5,816
Real estate and construction	33,860	9,799	179	1,322	310	45,470	40,652
Agriculture	7,069	2,145	–	35	57	9,306	8,760
Oil and gas	4,693	4,770	–	830	5,638	15,931	13,834
Mining	1,036	3,046	–	691	130	4,903	5,131
Forest products	337	636	–	226	21	1,220	1,239
Hardware and software	2,178	1,162	–	59	23	3,422	2,672
Telecommunications and cable	604	2,053	–	464	319	3,440	2,195
Broadcasting, publishing and printing	431	139	–	1	43	614	665
Transportation	5,822	3,492	–	294	1,281	10,889	9,913
Utilities	13,005	10,702	–	3,434	1,068	28,209	26,590
Education, health, and social services	3,447	1,658	1	196	228	5,530	4,742
Governments	76,585	5,603	923	925	1,565	85,601	79,620
	$257,709	$71,496	$16,703	$79,985	$20,690	$446,583	$416,870

(1)

In the third quarter of 2021, certain amounts by sector were revised from those previously presented to align with our revised sector definition, or to better match the borrowers’ risk profiles with the relevant sectors.

As part of our risk mitigation strategy, we may use credit protection purchases as a hedge against customer or industry sector concentration. As at October 31, 2021, we had credit protection purchased totalling $124 million (2020: $185 million) related to our business and government loans.

Credit quality of portfolios

Credit quality of the retail portfolios

The following table presents the credit quality of our retail portfolios under the AIRB approach.

$ millions, as at October 31				2021	2020
	EAD
Risk level	Real estate secured personal lending	Qualifying revolving retail	Other retail	Total	Total
Exceptionally low	$227,533	$51,801	$3,314	$282,648	$254,621
Very low	39,417	4,599	4,465	48,481	40,731
Low	27,717	9,797	7,204	44,718	42,353
Medium	2,777	6,138	2,636	11,551	12,122
High	424	649	880	1,953	2,322
Default	294	33	56	383	548
	$298,162	$73,017	$18,555	$389,734	$352,697

Securitization exposures

The following table provides details on securitization exposures in our banking book, by credit rating.

$ millions, as at October 31	2021	2020
	EAD
Exposures under the AIRB approach
S&P rating equivalent
AAA to BBB-	$10,823	$12,276
BB+ to BB-	–	–
Below BB-	–	–
Unrated	–	–
	10,823	12,276
Exposures under the standardized approach	4,556	3,509
Total securitization exposures	$15,379	$15,785

60	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

CIBC client relief programs in response to COVID-19

During the early stages of the pandemic, we had been actively engaged in lending activities to support our clients who were experiencing financial hardship caused by the COVID-19 pandemic.

For our personal banking clients impacted by the COVID-19 pandemic, various client relief programs were offered at the onset of the pandemic, including lower interest rates of 10.99% on certain credit products, in addition to certain payment deferral options; deferral of regular payments on residential mortgages and certain secured personal loans for up to six months and on certain other loans and lines of credit for up to two months; and early withdrawal from eligible GICs on an exception basis.

For our corporate, commercial and business banking clients in Canada, the U.S. and other regions, client relief programs have also been offered on a case-by-case basis depending on the product and client including new or increased credit facilities to provide additional liquidity; covenant and borrowing base relief to provide financial flexibility; principal and interest deferrals for loans, mortgages, lines of credit, authorized overdraft and credit cards; and early withdrawal of funds held in non-registered GICs.

The number of clients under these payment deferral programs has continued to decline considerably relative to the second and third quarters of 2020. Following the expiry of their payment deferral terms, the majority of these clients have returned to making regular payments on their loans with a relatively small segment of client accounts written off. As at October 31, 2021, the gross outstanding balance of loans for which CIBC provided payment deferrals was not significant for retail loans and products in Canada and the Caribbean (2020: $3.3 billion); and was $0.2 billion for business and government loans (2020: $2.5 billion); including $0.1 billion in Canada and the U.S. (2020: $1.0 billion), and $0.1 billion in the Caribbean (2020: $1.5 billion).

Government lending programs in response to COVID-19

Since the onset of the pandemic, CIBC has engaged in a number of lending programs introduced by the Government of Canada and the U.S. federal government.

The Canada Emergency Business Account (CEBA) program was launched in the second quarter of 2020 by the Government of Canada, which was expanded later in 2020 to provide financial support to certain borrowers that would have not otherwise qualified and increased the loan limit for eligible borrowers from $40,000 to $60,000. The Export Development Canada (EDC) funds all loans advanced under the CEBA program, including any payment defaults and principal forgiveness. The application deadline for the CEBA program ended on June 30, 2021, however, we continue to facilitate this program as the final set of applications are reviewed and funded.

In the second quarter of 2020, the Government of Canada introduced a number of lending programs for businesses, including: (i) the EDC loan guarantee program for small- and medium-sized enterprises and (ii) the BDC co-lending arrangement. Applications for both programs are available until December 31, 2021.

In the first quarter of 2021, the Government of Canada launched the HASCAP, which is 100% guaranteed by the BDC and is available to small- and medium-sized businesses that have been hardest hit by the pandemic. Applications by eligible businesses commenced on February 1, 2021 and the program is available until December 31, 2021.

The PPP, introduced by the U.S. Small Business Administration, was a forgivable loan program that ended on May 31, 2021. PPP loans are guaranteed by the U.S. Small Business Administration.

As at October 31, 2021, loans of $4.5 billion (2020: $2.9 billion), net of repayments, have been provided to our clients under the CEBA, which are not recognized on our consolidated balance sheet. For further details, refer to Note 2 to our consolidated financial statements. In addition, funded loans outstanding on our consolidated balance sheet under the lending programs for businesses were $0.3 billion (2020: $0.2 billion), while loans outstanding under the PPP in the U.S. were US$0.5 billion (2020: US$1.9 billion).

For further details regarding these programs, refer to Note 2 to our consolidated financial statements.

CIBC 2021 ANNUAL REPORT	61

Management’s discussion and analysis

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property (HELOC). This portfolio is low risk, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

Under the Bank Act (Canada), banks are limited to providing residential real estate loans of no more than 80% of the collateral value. An exception is made for mortgage loans with a higher LTV ratio if they are insured by either CMHC or a private mortgage insurer. Mortgage insurance protects banks from the risk of default by the borrower, over the term of the coverage. Mortgage insurers are subject to regulatory capital requirements, which aim to ensure that they are well capitalized. If a private mortgage insurer becomes insolvent, the Government of Canada has, provided certain conditions are met, obligations in respect of policies underwritten by certain insolvent private mortgage insurers as more fully described in the Protection of Residential Mortgage or Hypothecary Insurance Act (PRMHIA). There is a possibility that losses could be incurred in respect of insured mortgages if, among other things, CMHC or the applicable private mortgage insurer denies a claim, or further, if a private mortgage insurer becomes insolvent and either the conditions under the PRMHIA are not met or the Government of Canada denies the claim.

The following disclosures are required by OSFI pursuant to the guideline B-20 “Residential Mortgage Underwriting Practices and Procedures” (guideline B-20).

The following table provides details on our residential mortgage and HELOC portfolios:

	Residential mortgages (1)				HELOC (2)		Total
$ billions, as at October 31, 2021	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (3)	$25.2	19%	$106.7	81%	$10.2	100%	$25.2	18%	$116.9	82%
British Columbia and territories (4)	8.7	18	40.6	82	3.9	100	8.7	16	44.5	84
Alberta	12.9	49	13.6	51	2.2	100	12.9	45	15.8	55
Quebec	5.6	30	13.2	70	1.2	100	5.6	28	14.4	72
Central prairie provinces	3.5	46	4.1	54	0.6	100	3.5	43	4.7	57
Atlantic provinces	3.7	42	5.1	58	0.7	100	3.7	39	5.8	61
Canadian portfolio (5)(6)	59.6	25	183.3	75	18.8	100	59.6	23	202.1	77
U.S. portfolio (5)	–	–	2.1	100	–	–	–	–	2.1	100
Other international portfolio (5)	–	–	2.5	100	–	–	–	–	2.5	100
Total portfolio	$59.6	24%	$187.9	76%	$18.8	100%	$59.6	22%	$206.7	78%
October 31, 2020	$67.0	31%	$149.0	69%	$19.6	100%	$67.0	28%	$168.6	72%

(1)	Balances reflect principal values.
(2)	We did not have any insured HELOCs as at October 31, 2021 and 2020.
(3)

Includes $11.7 billion (2020: $13.8 billion) of insured residential mortgages, $67.7 billion (2020: $53.4 billion) of uninsured residential mortgages, and $6.0 billion (2020: $6.1 billion) of HELOCs in the Greater Toronto Area (GTA).

(4)

Includes $3.8 billion (2020: $4.5 billion) of insured residential mortgages, $27.9 billion (2020: $22.9 billion) of uninsured residential mortgages, and $2.4 billion (2020: $2.5 billion) of HELOCs in the Greater Vancouver Area (GVA).

(5)	Geographic location is based on the address of the property.
(6)	64% (2020: 71%) of insurance on Canadian residential mortgages is provided by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS.

The average LTV ratios(1) for our uninsured residential mortgages and HELOCs originated and acquired during the year are provided in the following table:

For the year ended October 31		2021		2020
	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	64%	68%	63%	68%
British Columbia and territories (3)	61	65	60	65
Alberta	69	73	68	73
Quebec	68	73	68	73
Central prairie provinces	69	74	68	74
Atlantic provinces	69	73	71	74
Canadian portfolio (4)	64	68	63	68
U.S. portfolio (4)	63	65	65	63
Other international portfolio (4)	75%	n/m	72%	n/m

(1)	LTV ratios for newly originated and acquired residential mortgages and HELOCs are calculated based on weighted average.
(2)	Average LTV ratios for our uninsured GTA residential mortgages originated during the year were 64% (2020: 62%).
(3)	Average LTV ratios for our uninsured GVA residential mortgages originated during the year were 61% (2020: 58%).
(4)	Geographic location is based on the address of the property.
n/m	Not meaningful.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
October 31, 2021 (1)(2)	51%	49%
October 31, 2020 (1)(2)	55%	52%

(1)

LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for October 31, 2021 and 2020 are based on the Forward Sortation Area (FSA) level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of September 30, 2021 and 2020, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)	Average LTV ratio on our uninsured GTA residential mortgage portfolio was 47% (2020: 48%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 45% (2020: 46%).

62	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

The table below summarizes the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages based upon current customer payment amounts:

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
October 31, 2021	1%	3%	7%	17%	45%	27%	–%	–%
October 31, 2020	2%	4%	7%	18%	44%	25%	–%	–%
U.S. portfolio
October 31, 2021	1%	3%	6%	9%	10%	71%	–%	–%
October 31, 2020	2%	3%	7%	10%	10%	68%	–%	–%
Other international portfolio
October 31, 2021	7%	12%	21%	24%	19%	15%	1%	–%
October 31, 2020	7%	13%	22%	23%	19%	14%	2%	–%

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at October 31, 2021, our Canadian condominium mortgages were $34.7 billion (2020: $28.1 billion), of which 24% (2020: 31%) were insured. Our drawn developer loans were $1.1 billion (2020: $1.4 billion), or 0.7% (2020: 1.0%) of our business and government portfolio, and our related undrawn exposure was $4.9 billion (2020: $4.5 billion). The condominium developer exposure is diversified across 102 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests may use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range or more conservative to historical events when Canada experienced economic downturns, and also incorporate the impact of the COVID-19 pandemic. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

On May 20, 2021, OSFI and the Department of Finance (Canada) announced that effective June 1, 2021, the minimum qualifying rate for uninsured and insured mortgages is now the higher of the mortgage contract rate plus 2%, or 5.25%, as a minimum floor. The 5.25% replaced the Bank of Canada’s five-year benchmark posted mortgage rate that was then being applied. OSFI, as well as the Department of Finance (Canada) will revisit it at least annually to ensure it remains appropriate for risks in the environment.

Credit quality performance

As at October 31, 2021, total loans and acceptances after allowance for credit losses were $462.9 billion (2020: $416.4 billion). Consumer loans (comprising residential mortgages, credit cards, and personal loans, including student loans) constitute 65% (2020: 66%) of the portfolio, and business and government loans (including acceptances) constitute the remainder of the portfolio.

Consumer loans were up $30.0 billion or 11% from the prior year, primarily due to an increase in residential mortgages, offset by a decrease in personal loans and credit cards. Business and government loans (including acceptances) were up $16.5 billion or 12% from the prior year, mainly attributable to financial institutions, real estate and construction, retail and wholesale, and utilities.

Impaired loans

The following table provides details of our impaired loans and allowance for credit losses:

$ millions, as at or for the year ended October 31			2021			2020
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of year	$1,359	$990	$2,349	$911	$955	$1,866
Classified as impaired during the year	750	1,686	2,436	1,256	1,933	3,189
Transferred to performing during the year	(235)	(574)	(809)	(109)	(580)	(689)
Net repayments	(480)	(579)	(1,059)	(547)	(543)	(1,090)
Amounts written off	(279)	(707)	(986)	(157)	(778)	(935)
Disposals of loans	(31)	–	(31)	–	–	–
Foreign exchange and other	(51)	(16)	(67)	5	3	8
Balance at end of year	$1,033	$800	$1,833	$1,359	$990	$2,349
Allowance for credit losses – impaired loans	$508	$264	$772	$650	$264	$914
Net impaired loans (1)
Balance at beginning of year	$709	$726	$1,435	$535	$687	$1,222
Net change in gross impaired	(326)	(190)	(516)	448	35	483
Net change in allowance	142	–	142	(274)	4	(270)
Balance at end of year	$525	$536	$1,061	$709	$726	$1,435
Net impaired loans as a percentage of net loans and acceptances			0.23%			0.34%

(1)	Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.

Gross impaired loans

As at October 31, 2021, gross impaired loans were $1,833 million, down $516 million from the prior year, primarily due to decreases in the Canadian residential mortgages portfolio and the oil and gas, retail and wholesale, and business services sectors, partially offset by increases in the education, health and social services and real estate and construction sectors.

55% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios, as well as the retail and wholesale and the utilities sectors accounted for the majority.

25% of gross impaired loans related to the U.S., of which the real estate and construction, financial institutions, business services and manufacturing sectors accounted for the majority.

The remaining gross impaired loans related to CIBC FirstCaribbean, of which the residential mortgages and personal lending portfolios, as well as the business services and real estate and construction sectors accounted for the majority.

CIBC 2021 ANNUAL REPORT	63

Management’s discussion and analysis

See the “Supplementary annual financial information” section for additional details on the geographic distribution and industry classification of impaired loans.

Allowance for credit losses – impaired loans

Allowance for credit losses on impaired loans was $772 million, down $142 million from the prior year, primarily due to decreases in the oil and gas, business services, and retail and wholesale sectors, partially offset by an increase in the utilities sector.

Loans contractually past due but not impaired

The following table provides an aging analysis of the contractually past due loans that are not impaired. Most risk-rated business and government loans that were contractually past due at the time relief was provided pursuant to payment deferral programs were presented in the aging category that applied at the time deferrals were granted during the period of the deferral. Other business and government loans, credit cards, personal loans and residential mortgages that were subject to a payment deferral program were generally presented in the aging category that applied as at March 31, 2020 during the period of the deferral, which approximated the time when the majority of the deferrals were granted. Loans that have exited a deferral program generally continue to age based on the status that was applied at the beginning of the program to the extent a payment has not been made.

$ millions, as at October 31	31 to 90 days	Over 90 days	2021 Total	2020 Total (1)
Residential mortgages	$703	$–	$703	$1,152
Personal	146	–	146	222
Credit card	137	66	203	321
Business and government	162	–	162	281
	$1,148	$66	$1,214	$1,976

(1)	Excludes loans less than 30 days past due as such loans are not generally indicative of the borrowers’ ability to repay.

During the year, gross interest income that would have been recorded if impaired loans were treated as current was $96 million (2020: $113 million), of which $55 million (2020: $69 million) was in Canada and $41 million (2020: $44 million) was outside Canada. During the year, interest recognized on impaired loans was $41 million (2020: $45 million), and interest recognized on loans before being classified as impaired was $30 million (2020: $67 million), of which $21 million (2020: $43 million) was in Canada and $9 million (2020: $24 million) was outside Canada.

Exposure to certain countries and regions

Europe

The following table provides our exposure to European countries, both within and outside the Eurozone.

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 43% (2020: 47%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

The following table provides a summary of our positions in this business:

Direct exposures
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions (1)
$ millions, as at October 31, 2021	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
Austria	$–	$514	$135	$649	$–	$2	$2	$–	$–	$–	$–	$651
Finland	67	328	758	1,153	97	5	102	–	–	7	7	1,262
France	62	161	152	375	336	103	439	–	–	34	34	848
Germany	432	917	751	2,100	321	130	451	49	–	51	100	2,651
Ireland	206	–	153	359	43	–	43	–	–	226	226	628
Luxembourg	151	1,812	156	2,119	61	108	169	–	–	124	124	2,412
Netherlands	552	730	147	1,429	568	275	843	28	–	12	40	2,312
Norway	187	186	195	568	714	–	714	–	–	–	–	1,282
Spain	87	–	21	108	7	25	32	–	–	–	–	140
Sweden	452	900	174	1,526	137	–	137	17	–	–	17	1,680
Switzerland	234	–	31	265	93	–	93	11	–	84	95	453
United Kingdom	2,655	2,494	1,002	6,151	3,174	349	3,523	690	17	423	1,130	10,804
Other European countries	61	311	55	427	12	83	95	–	127	9	136	658
Total Europe	$5,146	$8,353	$3,730	$17,229	$5,563	$1,080	$6,643	$795	$144	$970	$1,909	$25,781
October 31, 2020 (2)	$4,275	$5,211	$3,544	$13,030	$5,063	$968	$6,031	$788	$92	$835	$1,715	$20,776

(1)

The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $1.9 billion (2020: $1.8 billion), collateral on repo-style transactions was $30.5 billion (2020: $30.3 billion), and both comprise cash and investment grade debt securities.

(2)	Certain prior period balances have been revised to conform to current year presentation.

We have $2,632 million (2020: $639 million) of indirect exposure to European entities, as we hold debt or equity securities issued by European entities as collateral for derivative transactions and securities borrowing and lending activity from counterparties that are not in Europe.

64	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Settlement risk

Settlement risk is the risk that during an agreed concurrent exchange of currency or principal payments, the counterparty will fail to make its payment to CIBC. This risk can arise in general trading activities and from payment and settlement system participation.

Many global settlement systems offer significant risk reduction benefits through complex risk mitigation frameworks. Bilateral payment netting agreements may be put in place to mitigate risk by reducing the aggregate settlement amount between counterparties. Further, we participate in several North American payment and settlement systems, including a global foreign exchange multilateral netting system. We also use financial intermediaries to access some payment and settlement systems, and for certain trades, we may utilize an established clearing house to minimize settlement risk.

Transactions settled outside of payment and settlement systems or clearing houses require approval of credit facilities for counterparties, either as pre-approved settlement risk limits or payment-versus-payment arrangements.

Securitization activities

We engage in three types of securitization activities: we securitize assets that we originate, we securitize assets originated by third parties and we engage in trading activities related to securitized products.

We securitize assets that we originate principally as a funding mechanism. The credit risk on the underlying assets in these transactions is transferred to the SE, with CIBC retaining first loss exposure and other investors exposed to the remaining credit risk.

Securitization activities relating to assets originated by third parties can include the securitization of those assets through ABCP conduits (or similar programs) that we sponsor (including both consolidated and non-consolidated SEs; see the “Off-balance sheet arrangements” section and Note 7 to our consolidated financial statements for additional details), or through direct exposure to a client-sponsored special purpose vehicle. Risks associated with securitization exposures to client-originated assets are mitigated through the transaction structure, which includes credit enhancements. For the transactions where we retain credit risk on the exposures that we hold, we earn interest income on these holdings. For the transactions in the ABCP conduits, we are also exposed to liquidity risk associated with the potential inability to roll over maturing ABCP in the market. We earn fee income for the services that we provide to these ABCP conduits.

We are also involved in the trading of ABS and ABCP to earn income in our role as underwriter and market maker. We are exposed to credit and market risk on the securities that we hold in inventory on a temporary basis until such securities are sold to an investor.

Capital requirements for exposures arising from securitization activities are determined using one of the following approaches: SEC-IRBA, SEC-ERBA, SEC-IAA, or SEC-SA.

The SEC-IAA process relies on internal risk ratings and is utilized for securitization exposures relating to ABCP conduits when external ratings are not available for the securitization exposures but the ABCP itself is externally rated. The internal assessment process involves an evaluation of a number of factors, including, but not limited to, pool characteristics, including asset eligibility criteria and concentration limits, transaction triggers, the asset seller’s risk profile, servicing capabilities, and cash flow stress testing. Cash flows are stress-tested based on historical asset performance using our internal risk rating models by asset type. These models are subject to our model risk mitigation policies and are independently reviewed by the Model Validation team in Risk Management. The stress test factors used to determine the transaction risk profile and required credit enhancement levels are tailored for each asset type and transaction based on the assessment of the factors described above and are done in accordance with our internal risk rating methodologies and guidelines. Internal risk ratings are mapped to equivalent external ratings of external credit assessment institutions (DBRS, Fitch, Moody’s and S&P) and are used to determine the appropriate risk weights for capital purposes. Securitization exposures and underlying asset performance are monitored on an ongoing basis. Risk Management serves as a second line of defence providing independent oversight regarding risk rating assumptions and adjudicating on the assignment of the internal risk ratings. SEC-IAA applies to various asset types in our ABCP conduits including, but not limited to, auto loans and leases, consumer loans, credit cards, dealer floorplan receivables, equipment loans and leases, fleet lease receivables, franchise loans, residential mortgages, and trade receivables.

Internal risk ratings determined for securitization exposures are also used in the estimation of ECL as required under IFRS 9, determining economic capital, and for setting risk limits.

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Management’s discussion and analysis

Market risk

Market risk is the risk of economic and/or financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market-related positioning and market-making activity.

The trading portfolio consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading portfolio consists of positions in various currencies that are related to asset/liability management and investment activities.

Governance and management

Market risk is managed through the three lines of defence model. The first line of defence comprises frontline businesses and governance groups that are responsible for managing the market risk associated with their activities.

The second line of defence is Risk Management, which has a dedicated market risk manager for each trading business, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage, including the measurement, monitoring and control of market risk.

Internal audit is the third line of defence providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

Senior management reports material risk matters to the GRC and RMC at least quarterly, including material transactions, limit compliance, and portfolio trends.

Policies

We have comprehensive policies for the management of market risk. These policies are related to the identification and measurement of various types of market risk, their inclusion in the trading portfolio, and the establishment of limits within which we monitor, manage and report our overall exposures. Our policies also outline the requirements for the construction of valuation models, model review and validation, independent checking of the valuation of positions, the establishment of valuation adjustments, and alignment with accounting policies including MTM and mark-to-model methodologies.

Market risk limits

We have risk tolerance levels, expressed in terms of statistically based VaR measures, potential stress losses, and notional or other limits as appropriate. We use a multi-tiered approach to set limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:

•	Board limits control consolidated market risk;
•	Management limits control market risk for CIBC overall and are lower than the Board limits to allow for a buffer in the event of extreme market moves and/or extraordinary client needs;
•	Tier 2 limits control market risk at the business unit level; and
•	Tier 3 limits control market risk at the sub-business unit or desk level.

Management limits are established by the CRO, consistent with the risk appetite statement approved by the Board. Tier 2 and Tier 3 limits are approved at levels of management commensurate with the risk assumed.

Process and control

Market risk exposures are monitored daily against approved risk limits, and processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed periodically with the GRC and RMC.

Risk measurement

We use the following measures for market risk:

•

VaR enables the meaningful comparison of the risks in different businesses and asset classes. VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange, commodity, and debt specific risks, along with the portfolio effect arising from the interrelationship of the different risks (diversification effect):

•	Interest rate risk measures the impact of changes in interest rates and volatilities on cash instruments and derivatives.
•

Credit spread risk measures the impact of changes in credit spreads of provincial, municipal and agency bonds, sovereign bonds, corporate bonds, securitized products, and credit derivatives such as credit default swaps.

•	Equity risk measures the impact of changes in equity prices and volatilities.
•	Foreign exchange risk measures the impact of changes in foreign exchange rates and volatilities.
•	Commodity risk measures the impact of changes in commodity prices and volatilities, including the basis between related commodities.
•	Debt specific risk measures the impact of changes in the volatility of the yield of a debt instrument as compared with the volatility of the yield of a representative bond index.
•

Diversification effect reflects the risk reduction achieved across various financial instrument types, counterparties, currencies and regions. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

•

Price sensitivity measures the change in value of a portfolio to a small change in a given underlying parameter, so that component risks may be examined in isolation, and the portfolio rebalanced accordingly to achieve a desired exposure.

•

Stressed VaR enables the meaningful comparison of the risks in different businesses and asset classes under stressful conditions. Changes to rates, prices, volatilities, and spreads over a 10-day horizon from a stressful historical period are applied to current positions to determine stressed VaR.

•	IRC measures the required capital due to credit migration and default risk for debt securities held in the trading portfolios.
•	Back-testing validates the effectiveness of risk measurement through analysis of observed and theoretical profit and loss outcomes.
•	Stress testing and scenario analysis provide insight into portfolio behaviour under extreme circumstances.

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Management’s discussion and analysis

The following table provides balances on the consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at October 31					2021					2020
		Subject to market risk (1)					Subject to market risk (1)
Consolidated balance sheet		Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$34,573	$–		$2,661	$31,912	$43,531	$–		$2,445	$41,086	Foreign exchange
Interest-bearing deposits with banks	22,424	19		22,405	–	18,987	75		18,912	–	Interest rate
Securities	161,401	56,028		105,373	–	149,046	45,825		103,221	–	Interest rate, equity
Cash collateral on securities borrowed	12,368	–		12,368	–	8,547	–		8,547	–	Interest rate
Securities purchased under resale agreements	67,572	–		67,572	–	65,595	–		65,595	–	Interest rate
Loans
Residential mortgages	251,526	–		251,526	–	221,165	–		221,165	–	Interest rate
Personal	41,897	–		41,897	–	42,222	–		42,222	–	Interest rate
Credit card	11,134	–		11,134	–	11,389	–		11,389	–	Interest rate
Business and government	150,213	24,780	(2)	125,433	–	135,546	22,643	(2)	112,903	–	Interest rate
Allowance for credit losses	(2,849)	–		(2,849)	–	(3,540)	–		(3,540)	–	Interest rate
Derivative instruments	35,912	34,589		1,323	–	32,730	31,244		1,486	–	Interest rate,
											foreign exchange
Customers’ liability under acceptances	10,958	–		10,958	–	9,606	–		9,606	–	Interest rate
Other assets	40,554	2,977		26,743	10,834	34,727	3,364		20,613	10,750	Interest rate, equity,
											foreign exchange
	$837,683	$118,393		$676,544	$42,746	$769,551	$103,151		$614,564	$51,836
Deposits	$621,158	$609	(3)	$548,419	$72,130	$570,740	$484	(3)	$510,788	$59,468	Interest rate
Obligations related to securities sold short	22,790	19,472		3,318	–	15,963	13,795		2,168	–	Interest rate
Cash collateral on securities lent	2,463	–		2,463	–	1,824	–		1,824	–	Interest rate
Obligations related to securities sold under repurchase agreements	71,880	–		71,880	–	71,653	–		71,653	–	Interest rate
Derivative instruments	32,101	30,882		1,219	–	30,508	29,436		1,072	–	Interest rate,
											foreign exchange
Acceptances	10,961	–		10,961	–	9,649	–		9,649	–	Interest rate
Other liabilities	24,961	2,705		11,344	10,912	22,167	2,386		10,926	8,855	Interest rate
Subordinated indebtedness	5,539	–		5,539	–	5,712	–		5,712	–	Interest rate
	$791,853	$53,668		$655,143	$83,042	$728,216	$46,101		$613,792	$68,323

(1)

Funding valuation adjustment (FVA) exposures are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these FVA exposures also excluded beginning from the second quarter of 2020.

(2)	Excludes $48 million (2020: $291 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(3)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-risk

Our VaR methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.

Although a valuable guide to risk, VaR should always be viewed in the context of its limitations. For example:

•	The use of historical data for estimating future events will not encompass all potential events, particularly those that are extreme in nature.
•

The use of a one-day holding period assumes that all positions can be liquidated, or the risks offset in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day period may be insufficient to liquidate or hedge all positions fully.

•	The use of a 99% confidence level does not take into account losses that might occur beyond this level of confidence.
•	VaR is calculated on the basis of exposures outstanding at the close of business and assumes no management action to mitigate losses.

The VaR table below presents market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S., and European markets. The primary instruments are government and corporate debt, and interest rate derivatives. The majority of the trading exposure to foreign exchange risk arises from transactions involving the Canadian dollar, U.S. dollar, Euro, Pound sterling, Australian dollar, Chinese yuan, and Japanese yen, whereas the primary risks of losses in equities are in the U.S., Canadian, and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas, crude oil products, and precious metals.

Stressed VaR

The stressed VaR measure is intended to replicate the VaR calculation that would be generated for our current portfolio if the values of the relevant market risk factors were sourced from a period of stressed market conditions. The model inputs are calibrated to historical data from a continuous 12-month period of significant financial stress relevant to our current portfolio since December 2006. In 2021, our stressed VaR window has been the 2008-2009 Global Financial Crisis period. However, for a four-month period spanning the third and fourth quarters of 2020, our stressed VaR window was the 2019-2020 Pandemic period. These historical periods both exhibited not only increased volatility in interest rates but also increased volatility in equity prices, combined with a reduction in the level of interest rates, and an increase in credit spreads.

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Management’s discussion and analysis

Incremental risk charge

IRC is a measure of default and migration risk for debt securities held in the trading portfolios. Our IRC methodology is a statistical technique that measures the risk of issuer migration and default over a period of one year by simulating changes in issuer credit rating. Validation of the model included testing of the liquidity horizon, recovery rate, correlation, and PD and migration.

$ millions, as at or for the year ended October 31				2021				2020
	High	Low	As at	Average	High	Low	As at	Average
Interest rate risk	$15.0	$4.1	$5.7	$8.7	$10.6	$3.5	$7.3	$6.1
Credit spread risk	11.8	5.8	8.4	8.5	12.2	1.3	7.0	5.4
Equity risk	7.8	2.3	6.5	4.1	13.5	1.5	3.7	3.8
Foreign exchange risk	3.8	0.4	1.6	1.4	7.0	0.4	2.0	1.8
Commodity risk	6.1	1.0	1.3	3.0	7.9	1.1	2.4	3.1
Debt specific risk	5.7	2.1	2.9	3.1	3.9	1.5	3.0	2.5
Diversification effect (1)	n/m	n/m	(18.5)	(21.2)	n/m	n/m	(12.1)	(14.2)
Total VaR (one-day measure)	$13.9	$4.6	$7.9	$7.6	$22.0	$3.8	$13.3	$8.5
Stressed total VaR (one-day measure)	$40.8	$15.3	$33.2	$28.0	$34.1	$7.4	$30.2	$18.9
IRC (one-year measure) (2)	$266.4	$144.6	$182.3	$203.5	$279.5	$141.8	$175.3	$197.9

(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
(2)	High and low IRC are not equal to the sum of the constituent parts, because the highs and lows of the constituent parts may occur on different days.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average total VaR for the year ended October 31, 2021 was down $0.9 million from the prior year, driven primarily by an increase in the diversification benefit, partially offset by increases in credit spread and interest rate risks.

Average stressed total VaR for the year ended October 31, 2021 was up $9.1 million from the prior year. The increase was primarily due to changes in exposure to interest rate and equity risk.

Average IRC for the year ended October 31, 2021 was up $5.6 million from the prior year due to increases in trading book bond inventory within our fixed income portfolio.

Back-testing

To determine the reliability of the trading VaR model, outcomes are monitored regularly through a back-testing process to test the validity of the assumptions and the parameters used in the trading VaR calculation. The back-testing process includes calculating a hypothetical or static profit and loss and comparing that result with calculated VaR. Static profit and loss represents the change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the portfolio remained unchanged. The back-testing process is conducted on a daily basis at the consolidated CIBC level as well as business lines and individual portfolios.

Static profit and loss in excess of the one-day VaR are investigated. The back-testing process, including the investigation of results, is performed by risk professionals who are independent of those responsible for development of the model.

Based on our back-testing results, we are able to ensure that our VaR model continues to appropriately measure risk.

During the year, there were three negative back-testing breaches of the total VaR measure at the consolidated CIBC level, driven by the volatility in CAD and, to a lesser extent, USD interest rates.

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Management’s discussion and analysis

Trading revenue

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. See “Financial performance overview” for details. Trading revenue (TEB) in the charts below excludes certain exited portfolios.

During the year, trading revenue (TEB) was positive for 98.8% of the days, with the largest loss of $10.9 million occurring on October 27, 2021. Average daily trading revenue (TEB) was $6.7 million during the year, compared to $6.4 million during the previous year. Average daily trading revenue (TEB) is calculated as the total trading revenue (TEB) divided by the number of business days in the year.

Frequency distribution of daily 2021 trading revenue (TEB) (1)

The histogram below presents the frequency distribution of daily trading revenue (TEB) for 2021.

Trading revenue (TEB) (1) versus VaR (2)

The trading revenue (TEB) versus VaR graph below shows the current year’s daily trading revenue (TEB) against the close of business day VaR measures.

(1)	Excludes certain month-end transfer pricing and other miscellaneous adjustments.
(2)

Fair value adjustments are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these fair value adjustments also excluded, beginning from the second quarter of 2020.

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Management’s discussion and analysis

Stress testing and scenario analysis

Stress testing and scenario analysis is designed to add insight into possible outcomes of abnormal market conditions, and to highlight possible concentration of risk.

We measure the effect on portfolio valuations under a wide range of extreme moves in market risk factors. Our approach simulates the impact on earnings of extreme market events over a one-month time horizon, assuming that no risk-mitigating actions are taken during this period to reflect the reduced market liquidity that typically accompanies such events.

Scenarios are developed using historical market data during periods of market disruption, or are based on hypothetical impacts of economic events, political events, and natural disasters as predicted by economists, business leaders, and risk managers.

Among the historical scenarios are the 1994 period of U.S. Federal Reserve tightening, and the market events following the 2008 market crisis. The hypothetical scenarios include potential market crises originating in North America, Europe and Asia. In August 2020, a Pandemic first wave scenario was incorporated into a suite of our stress scenarios. This scenario was modelled off the largest stress impacts from the first wave of the COVID-19 pandemic that resulted in severe disruption in financial markets.

Below are examples of the core stress test scenarios which are currently run on a daily basis to add insight into potential exposures under stress:

• Subprime crisis traded	• Canadian market crisis	• Quantitative easing tapering and asset price correction
• U.S. Federal Reserve tightening – 1994	• U.S. protectionism
• U.S. sovereign debt default and downgrade	• Eurozone bank crisis	• Oil crisis
• Chinese hard landing	• Pandemic first wave

Stress testing scenarios are periodically reviewed and amended as necessary to ensure they remain relevant. Under stress limit monitoring, limits are placed on the maximum acceptable loss based on risk appetite in aggregate, at the detailed portfolio level, and for specific asset classes.

Non-trading activities

Structural interest rate risk (SIRR)

SIRR primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses. The objective of SIRR management is to lock in product spreads and deliver stable and predictable net interest income over time, while managing the risk to the economic value of our assets arising from changes in interest rates.

SIRR results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products, and other product features that could affect the expected timing of cash flows, such as options to pre-pay loans or redeem term deposits prior to contractual maturity. A number of assumptions affecting cash flows, product re-pricing and the administration of rates underlie the models used to measure SIRR. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, the treatment of non-maturity deposits and equity. All assumptions are derived empirically based on historical client behaviour, balance sheet composition and product pricing with the consideration of possible forward-looking changes. All models and assumptions used to measure SIRR are subject to independent oversight by Risk Management. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.

The Board has oversight of the management of SIRR, approves the risk appetite and the associated SIRR risk limits. GALCO and its subcommittee, the Asset Liability Management Committee, regularly review structural market risk positions and provide senior management oversight.

In addition to Board-approved limits on earnings and economic value exposure, more granular management limits are in place to guide day-to-day management of this risk. The asset/liability management (ALM) group within Treasury is responsible for the ongoing management of structural market risk across the enterprise, with independent oversight and compliance with SIRR policy provided by Risk Management.

ALM activities are designed to manage the effects of potential interest rate movements while balancing the cost of any hedging activities on the current net revenue. To monitor and control SIRR, two primary metrics, net interest income risk and economic value of equity (EVE) risk, are assessed, in addition to stress testing, gap analysis and other market risk metrics. The net interest income sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net interest income of the bank’s portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements with interest rates floored at zero. The EVE sensitivity is a measure of the impact of potential changes in interest rates on the market value of the bank’s assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements with interest rates floored at zero.

The following table shows the potential before-tax impact of an immediate and sustained 100 basis points increase and 25 basis points decrease in interest rates on projected 12-month net interest income and economic value of equity for our structural balance sheet, assuming no subsequent hedging. While an immediate and sustained shock of 100 basis points is typically applied, and notwithstanding the possibility of negative rates, due to the low interest rate environment in both Canada and the U.S. as at October 31, 2021, an immediate downward shock of 25 basis points was applied while maintaining a floor on market and client interest rates at zero.

Structural interest rate sensitivity – measures

$ millions (pre-tax), as at October 31		2021		2020
	CAD (1)	USD	CAD (1)	USD
100 basis point increase in interest rates
Increase (decrease) in net interest income	$270	$134	$317	$92
Increase (decrease) in EVE	(684)	(161)	(556)	(348)
25 basis point decrease in interest rates
Increase (decrease) in net interest income	(117)	(70)	(119)	(42)
Increase (decrease) in EVE	161	29	57	49
(1)	Includes CAD and other currency exposures.

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Management’s discussion and analysis

Foreign exchange risk

Structural foreign exchange risk primarily consists of the risk inherent in: (a) net investments in foreign operations due to changes in foreign exchange rates; and (b) foreign currency denominated RWA and foreign currency denominated capital deductions. This risk, predominantly in U.S. dollars, is managed using derivative hedges and by funding the investments in matching currencies. We actively manage this position to ensure that the potential impact on our capital ratios is within an acceptable tolerance in accordance with the policy approved by the CRO, while giving consideration to the impact on earnings and shareholders’ equity. Structural foreign exchange risk is managed by Treasury under the guidance of GALCO with monitoring and oversight by Capital Markets Risk Management.

A 1% appreciation of the Canadian dollar would reduce our shareholders’ equity as at October 31, 2021 by approximately $160 million (2020: $150 million) on an after-tax basis.

Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Typically, there is no significant impact of exchange rate fluctuations on our consolidated statement of income.

Derivatives held for ALM purposes

Where derivatives are held for ALM purposes, and when transactions meet the criteria specified under IFRS, we apply hedge accounting for the risks being hedged, as discussed in Notes 13 and 14 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of income.

Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are recorded either on a cost or amortized cost basis or recorded at fair value on the consolidated balance sheet with changes in fair value recognized through OCI. This income volatility may not be representative of the overall risk.

Equity risk

Non-trading equity risk arises primarily in our strategy and corporate development activities and strategic investments portfolio. The investments comprise public and private equities, investments in limited partnerships, and equity-accounted investments.

The following table provides the amortized cost and fair values of our non-trading equities:

$ millions, as at October 31		Cost	Fair value
2021	Equity securities designated at FVOCI	$730	$836
	Equity-accounted investments in associates (1)	66	89
		$796	$925
2020	Equity securities designated at FVOCI	$576	$585
	Equity-accounted investments in associates (1)	71	93
		$647	$678
(1)	Excludes our equity-accounted joint ventures. See Note 26 to the consolidated financial statements for further details.

Pension risk

We sponsor defined benefit pension plans in a number of jurisdictions. As at October 31, 2021, our consolidated defined benefit pension plans were in a net asset position of $1,323 million, compared with $185 million as at October 31, 2020. The change in the net asset position of our pension plans is disclosed in Note 19 to the consolidated financial statements.

Our Canadian pension plans represent approximately 92% of our pension plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan). The estimated impact on our Canadian defined benefit obligations of a 100 basis point change in the discount rate is disclosed in Note 19 to the consolidated financial statements.

The MRCC is responsible for sound governance and oversight, and delegates management authority to the Pension Benefits Management Committee (PBMC). An appropriate investment strategy for the CIBC Pension Plan is set through a statement of investment objectives, policies and procedures.

Within Treasury, the Pension Investment Management department is responsible for developing and implementing custom investment strategies to sustainably deliver pension benefits within manageable risk tolerances and capital impacts. Key risks include actuarial risks (such as longevity risk), interest rate risk, currency risk, market (investment) risk, and health-care cost inflation risks.

The CIBC Pension Plan principally manages these risk exposures through its liability-driven investment strategy, which includes the use of derivatives for risk management and rebalancing purposes, as well as the ability to enhance returns. The use of derivatives within the CIBC Pension Plan is governed by the plan’s derivatives policy that was approved by the PBMC. The fair value of derivatives held in the CIBC Pension Plan is disclosed in Note 19 to the consolidated financial statements.

A principal risk for the CIBC Pension Plan is interest rate risk, which it mitigates through a combination of physical bonds and a bond overlay program funded through the use of repurchase agreements. The plan also operates a currency overlay strategy, which may use forwards or similar instruments, to manage and mitigate its currency risk. Investment risk is mitigated through a multi-asset portfolio construction process that diversifies across a variety of market risk drivers.

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Management’s discussion and analysis

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.

Our approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.

Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.

Governance and management

We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. We incorporate stress testing into the management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of our contingency funding plan.

Liquidity risk is managed using the three lines of defence model, and the ongoing management of liquidity risk is the responsibility of the Treasurer, supported by guidance from GALCO.

The Treasurer is responsible for managing the activities and processes required for measurement and the reporting and monitoring of CIBC’s liquidity risk position as the first line of defence.

The Liquidity and Non-Trading Market Risk group provides independent oversight of the measurement, monitoring and control of liquidity risk, as the second line of defence.

Internal audit is the third line of defence providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

The GALCO governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics are regularly reviewed and aligned with CIBC’s requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, monitors global liquidity risk and is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.

The RMC provides governance through bi-annual review of CIBC’s liquidity risk management policy, and recommends liquidity risk tolerance to the Board through the risk appetite statement which is reviewed annually.

Policies

Our liquidity risk management policy establishes requirements that enable us to meet anticipated liquidity needs in both normal and stressed conditions by maintaining a sufficient amount of available unencumbered liquid assets and diversified funding sources. Branches and subsidiaries possessing unique liquidity characteristics, due to distinct businesses or jurisdictional requirements, maintain local liquidity practices in alignment with CIBC’s liquidity risk management policy.

Our pledging policy sets out consolidated limits for the pledging of CIBC’s assets across a broad range of financial activities. These limits ensure unencumbered liquid assets are available for liquidity purposes.

We maintain a detailed global contingency funding plan that sets out the strategies for addressing liquidity shortfalls in emergency and unexpected situations, and delineates the requirements necessary to manage a range of stress conditions, establishes lines of responsibility, articulates implementation, defines escalation procedures, and is aligned to CIBC’s risk appetite. In order to reflect CIBC’s organizational complexity, regional and subsidiary contingency funding plans are maintained to respond to liquidity stresses unique to the jurisdictions within which CIBC operates, and support CIBC as an enterprise.

Risk measurement

Our liquidity risk tolerance is defined by our risk appetite statement, which is approved annually by the Board, and forms the basis for the delegation of liquidity risk authority to senior management. We use both regulatory-driven and internally developed liquidity risk metrics to measure our liquidity risk exposure. Internally, our liquidity position is measured using the Liquidity Horizon, which combines contractual and behavioural cash flows to measure the future point in time when projected cumulative cash outflows exceed cash inflows under a combined CIBC-specific and market-wide stress scenario. Expected and potential anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are measured and monitored on a regular basis to ensure compliance with established limits. These cash flows incorporate both contractual and behavioural on- and off-balance sheet cash flows.

Our liquidity measurement system provides liquidity risk exposure reports that include the calculation of the internal liquidity stress tests and regulatory reporting such as the LCR, Net Stable Funding Ratio (NSFR) and Net Cumulative Cash Flow (NCCF). Our liquidity management also incorporates the monitoring of our unsecured wholesale funding position and funding capacity.

Risk appetite

CIBC’s risk appetite statement ensures prudent management of liquidity risk by outlining qualitative considerations and quantitative metrics including the LCR and Liquidity Horizon. Quantitative metrics are measured and managed to a set of limits approved by Risk Management.

Stress testing

A key component of our liquidity risk management, and complementing our assessments of liquidity risk exposure, is liquidity risk stress testing. Liquidity stress testing involves the application of name-specific and market-wide stress scenarios at varying levels of severity to assess the amount of available liquidity required to satisfy anticipated obligations as they come due. The scenarios model potential liquidity and funding requirements in the event of changes to unsecured wholesale funding and deposit run-off, contingent liquidity utilization, and liquid asset marketability.

72	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Liquid assets

Available liquid assets include unencumbered cash and marketable securities from on- and off-balance sheet sources, that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.

Encumbered and unencumbered liquid assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at October 31		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets (1)
2021	Cash and deposits with banks	$56,997	$–	$56,997	$252	$56,745
	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	113,515	100,944	214,459	134,370	80,089
	Other debt securities	5,681	5,510	11,191	1,827	9,364
	Equities	37,855	22,996	60,851	25,133	35,718
	Canadian government guaranteed National Housing Act mortgage-backed securities	36,116	948	37,064	14,677	22,387
	Other liquid assets (2)	12,772	3,927	16,699	7,203	9,496
		$262,936	$134,325	$397,261	$183,462	$213,799
2020	Cash and deposits with banks	$62,518	$–	$62,518	$133	$62,385
	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	112,403	92,202	204,605	108,425	96,180
	Other debt securities	4,798	4,288	9,086	2,603	6,483
	Equities	27,169	15,924	43,093	21,449	21,644
	Canadian government guaranteed National Housing Act mortgage-backed securities	40,592	895	41,487	13,084	28,403
	Other liquid assets (2)	10,909	2,109	13,018	5,441	7,577
		$258,389	$115,418	$373,807	$151,135	$222,672

(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select ABS and precious metals.

The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at October 31	2021	2020
CIBC (parent)	$153,971	$170,936
Domestic subsidiaries	12,271	12,355
Foreign subsidiaries	47,557	39,381
	$213,799	$222,672

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.

Our unencumbered liquid assets decreased by $8.9 billion since October 31, 2020, as a result of asset growth and planned funding repayments that are a part of our ongoing business operations and strategies.

Furthermore, we maintain access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the U.S. Federal Reserve Bank’s Discount Window.

Asset encumbrance

In the course of our day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes.

The following table provides a summary of our total on- and off-balance sheet encumbered and unencumbered assets:

		Encumbered		Unencumbered		Total assets
$ millions, as at October 31		Pledged as collateral	Other (1)	Available as collateral	Other (2)
2021	Cash and deposits with banks	$–	$252	$56,745	$–	$56,997
	Securities (3)	154,382	1,817	134,018	–	290,217
	Loans, net of allowance for credit losses (4)	1,488	44,615	29,331	376,487	451,921
	Other assets	6,599	–	3,005	77,820	87,424
		$162,469	$46,684	$223,099	$454,307	$886,559
2020	Cash and deposits with banks	$–	$133	$62,385	$–	$62,518
	Securities (3)	127,974	678	132,493	–	261,145
	Loans, net of allowance for credit losses (4)	7,946	42,291	34,103	322,441	406,781
	Other assets	4,950	–	2,731	69,382	77,063
		$140,870	$43,102	$231,712	$391,823	$807,507

(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however they are not considered immediately available to existing borrowing programs.
(3)

Total securities comprise certain on-balance sheet securities, as well as off-balance sheet securities received under resale agreements, secured borrowings transactions, and collateral-for-collateral transactions.

(4)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.

Restrictions on the flow of funds

Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.

We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.

CIBC 2021 ANNUAL REPORT	73

Management’s discussion and analysis

Liquidity coverage ratio

The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high-quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required by OSFI to achieve a minimum LCR value of 100%. We are in compliance with this requirement.

In accordance with the calibration methodology contained in OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, we report the LCR to OSFI on a monthly basis. The ratio is calculated as the total of unencumbered high-quality liquid assets (HQLA) over the total net cash outflows in the next 30 calendar days.

The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and the relative ability to operationally monetize assets on a timely basis during a period of stress. Our centrally-managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect our internal assessment of our ability to monetize our marketable assets under stress.

The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to our LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at OSFI-prescribed LCR inflow rates, and include performing loan repayments and maturing non-HQLA marketable assets.

During a period of financial stress, institutions may use their stock of HQLA, thereby falling below 100%, as maintaining the LCR at 100% under such circumstances could produce undue negative effects on the institution and other market participants.

The LCR is calculated and disclosed using a standard OSFI-prescribed template.

$ millions, average of the three months ended October 31, 2021		Total unweighted value (1)	Total weighted value (2)
HQLA
1	HQLA	n/a	$174,728
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$214,521	15,759
3	Stable deposits	95,749	2,872
4	Less stable deposits	118,772	12,887
5	Unsecured wholesale funding, of which:	211,789	102,507
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	81,800	20,016
7	Non-operational deposits (all counterparties)	103,701	56,203
8	Unsecured debt	26,288	26,288
9	Secured wholesale funding	n/a	4,558
10	Additional requirements, of which:	135,763	32,528
11	Outflows related to derivative exposures and other collateral requirements	20,194	11,374
12	Outflows related to loss of funding on debt products	2,330	2,330
13	Credit and liquidity facilities	113,239	18,824
14	Other contractual funding obligations	3,301	3,301
15	Other contingent funding obligations	332,834	6,435
16	Total cash outflows	n/a	165,088
Cash inflows
17	Secured lending (e.g. reverse repos)	81,977	13,792
18	Inflows from fully performing exposures	18,030	8,509
19	Other cash inflows	4,917	4,917
20	Total cash inflows	$104,924	$27,218
			Total adjusted value
21	Total HQLA	n/a	$174,728
22	Total net cash outflows	n/a	$137,870
23	LCR	n/a	127%
$ millions, average of the three months ended July 31, 2021			Total adjusted value
24	Total HQLA	n/a	$168,259
25	Total net cash outflows	n/a	$133,491
26	LCR	n/a	126%

(1)

Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.

Our average LCR as at October 31, 2021 increased to 127% from 126% in the prior quarter, mainly due to higher HQLA, largely offset by an increase in net cash outflows.

Furthermore, we report the LCR to OSFI in multiple currencies, thus measuring the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.

Net stable funding ratio (NSFR)

Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable funding profile in relation to the composition of their assets and off-balance sheet activities. Canadian D-SIBs are required to maintain a minimum NSFR value of 100% on a consolidated bank basis. CIBC is in compliance with this requirement.

In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the NSFR to OSFI on a quarterly basis. The ratio is calculated as total available stable funding (ASF) over the total required stable funding (RSF).

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Management’s discussion and analysis

The numerator consists of the portion of capital and liabilities considered reliable over a one-year time horizon. The NSFR considers longer-term sources of funding to be more stable than short-term funding and deposits from retail and commercial customers to be behaviourally more stable than wholesale funding of the same maturity. In accordance with our funding strategy, key drivers of our ASF include client deposits supplemented by secured and unsecured wholesale funding, and capital instruments.

The denominator represents the amount of stable funding required based on the OSFI-defined liquidity characteristics and residual maturities of assets and off-balance sheet exposures. The NSFR ascribes varying degrees of RSF such that HQLA and short-term exposures are assumed to have a lower funding requirement than less liquid and longer-term exposures. Our RSF is largely driven by retail, commercial and corporate lending, investments in liquid assets, derivative exposures, and undrawn lines of credit and liquidity.

The ASF and RSF may be adjusted to zero for certain liabilities and assets that are determined to be interdependent if they meet the NSFR-defined criteria, which take into account the purpose, amount, cash flows, tenor and counterparties among other aspects to ensure the institution is acting solely as a pass-through unit for the underlying transactions. We report, where applicable, interdependent assets and liabilities arising from transactions OSFI has designated as eligible for such treatment in the LAR Guideline.

The NSFR is calculated and disclosed using an OSFI-prescribed template, which captures the key quantitative information based on liquidity characteristics unique to the NSFR as defined in the LAR Guideline. As a result, amounts presented in the table below may not allow for direct comparison with the annual consolidated financial statements.

		a	b	c	d	e
		Unweighted value by residual maturity
$ millions, as at October 31, 2021		No maturity	<6 months	6 months to <1 year	>1 year	Weighted value
ASF item
1	Capital	$46,972	$–	$–	$4,945	$51,916
2	Regulatory capital	46,972	–	–	4,945	51,916
3	Other capital instruments	–	–	–	–	–
4	Retail deposits and deposits from small business customers	197,887	30,121	7,967	10,103	227,177
5	Stable deposits	92,198	12,748	4,797	6,530	110,785
6	Less stable deposits	105,689	17,373	3,170	3,573	116,392
7	Wholesale funding	157,812	158,071	41,263	67,193	185,956
8	Operational deposits	81,359	3,025	–	–	42,192
9	Other wholesale funding	76,453	155,046	41,263	67,193	143,764
10	Liabilities with matching interdependent assets	–	1,627	892	14,276	–
11	Other liabilities	–	82,324 (1)			7,469
12	NSFR derivative liabilities		7,020 (1)
13	All other liabilities and equity not included in the above categories	–	49,449	145	25,710	7,469
14	Total ASF					472,518
RSF item
15	Total NSFR HQLA					15,052
16	Deposits held at other financial institutions for operational purposes	–	2,553	–	5	1,282
17	Performing loans and securities	58,465	97,988	48,154	300,559	325,693
18	Performing loans to financial institutions secured by Level 1 HQLA	–	25,608	2,457	1,596	4,412
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	698	28,233	6,338	12,324	19,288
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	27,221	31,121	17,718	102,108	134,812
21	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
22	Performing residential mortgages, of which:	17,910	11,503	21,036	180,548	151,991
23	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	17,910	11,427	20,959	176,049	148,091
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	12,636	1,523	605	3,983	15,190
25	Assets with matching interdependent liabilities	–	1,627	892	14,276	–
26	Other assets	13,137	80,203 (1)			47,512
27	Physical traded commodities, including gold	3,005				2,554
28	Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties		8,693 (1)			7,389
29	NSFR derivative assets		11,914 (1)			4,893
30	NSFR derivative liabilities before deduction of variation margin posted		15,982 (1)			799
31	All other assets not included in the above categories	10,132	38,538	83	4,993	31,877
32	Off-balance sheet items		336,705 (1)			11,823
33	Total RSF					$401,362
34	NSFR					118%
$ millions, as at July 31, 2021						Weighted value
35	Total ASF					$454,792
36	Total RSF					$389,814
37	NSFR					117%

(1)	No assigned time period per disclosure template design.

Our NSFR as at October 31, 2021 increased to 118% from 117% in the prior quarter, due to an increase in long-term funding largely offset by an increase in lending in line with strategic business growth.

CIBC 2021 ANNUAL REPORT	75

Management’s discussion and analysis

CIBC considers the impact of its business decisions on the LCR, NSFR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the metrics month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral.

Reporting of the LCR and NSFR is calibrated centrally by Treasury, in conjunction with the SBUs and other functional groups.

Funding

We fund our operations with client-sourced deposits, supplemented with a wide range of wholesale funding.

Our principal approach aims to fund our consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. We maintain a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.

We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.

We continuously evaluate opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.

GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.

The following table provides the contractual maturity profile of our wholesale funding sources at their carrying values:

$ millions, as at October 31, 2021	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks (1)	$5,642	$358	$422	$304	$6,726	$–	$–	$6,726
Certificates of deposit and commercial paper	8,566	18,998	11,808	22,349	61,721	496	–	62,217
Bearer deposit notes and bankers’ acceptances	978	2,065	1,588	257	4,888	–	–	4,888
Senior unsecured medium-term notes (2)	1,485	865	1,290	5,211	8,851	16,360	23,192	48,403
Senior unsecured structured notes	–	–	–	31	31	187	62	280
Covered bonds/asset-backed securities
Mortgage securitization	–	352	1,279	895	2,526	4,069	10,447	17,042
Covered bonds	–	1,058	–	6,850	7,908	4,376	11,545	23,829
Cards securitization	–	–	–	–	–	–	1,721	1,721
Subordinated liabilities	–	–	–	–	–	–	5,539	5,539
Other	–	–	–	247	247	–	8	255
	$16,671	$23,696	$16,387	$36,144	$92,898	$25,488	$52,514	$170,900
Of which:
Secured	$–	$1,410	$1,279	$7,745	$10,434	$8,445	$23,713	$42,592
Unsecured	16,671	22,286	15,108	28,399	82,464	17,043	28,801	128,308
	$16,671	$23,696	$16,387	$36,144	$92,898	$25,488	$52,514	$170,900
October 31, 2020	$17,139	$15,400	$12,670	$35,224	$80,433	$17,648	$54,253	$152,334

(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.

The following table provides the diversification of CIBC’s wholesale funding by currency:

$ billions, as at October 31		2021		2020
CAD	$48.0	28%	$50.8	33%
USD	91.5	54	75.4	50
Other	31.4	18	26.1	17
	$170.9	100%	$152.3	100%

We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.

Funding plan

Our funding plan is updated at least quarterly, or in response to material changes in underlying assumptions and business developments. The plan incorporates projected asset and liability growth from our ongoing operations, and the output from our liquidity position forecasting.

76	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Credit ratings

Our access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning. On July 15, 2021, Fitch affirmed CIBC’s ratings and revised the outlook to Stable from Negative.

Our credit ratings are summarized in the following table:

As at October 31, 2021	DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA	Aa2	A+
Legacy senior debt (2)	AA	AA	Aa2	A+
Senior debt (3)	AA(L)	AA-	A2	BBB+
Subordinated indebtedness	A(H)	A	Baa1	BBB+
Subordinated indebtedness – NVCC (4)	A(L)	A	Baa1	BBB
Limited recourse capital notes – NVCC (4)	BBB(H)	n/a	Baa3	BB+
Preferred shares – NVCC (4)	Pfd-2	n/a	Baa3	P-3(H)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Stable	Stable	Stable

(1)	DBRS Long-Term Issuer Rating; Fitch Long-Term Deposit Rating and Derivative Counterparty Rating; Moody’s Long-Term Deposit and Counterparty Risk Assessment Rating; S&P’s Issuer Credit Rating.
(2)	Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s CAR Guideline.
n/a	Not applicable.

Additional collateral requirements for rating downgrades

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at October 31	2021	2020
One-notch downgrade	$0.1	$0.1
Two-notch downgrade	0.2	0.2
Three-notch downgrade	0.3	0.3

Regulatory developments concerning liquidity

On March 27, 2020, as a COVID-19 support measure, OSFI had allowed a temporary increase to the covered bond limit from 5.5% to 10% of total assets to facilitate greater access to the Bank of Canada facilities. The temporary increase in the limit targeted covered bonds pledged directly to the Bank of Canada, with the limit relating to market instruments remaining at 5.5%. Effective April 6, 2021, as a result of improvements to liquidity and access to term funding, OSFI announced the unwinding of the temporary increase of the covered bond limit for deposit-taking institutions. CIBC remains compliant with the stipulated requirements.

CIBC 2021 ANNUAL REPORT	77

Management’s discussion and analysis

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of our liquidity risk exposure, however this information serves to inform our management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at October 31, 2021	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks (1)	$34,573	$–	$–	$–	$–	$–	$–	$–	$–	$34,573
Interest-bearing deposits with banks	22,424	–	–	–	–	–	–	–	–	22,424
Securities	2,453	8,440	5,830	4,596	4,632	18,937	44,911	32,562	39,040	161,401
Cash collateral on securities borrowed	12,368	–	–	–	–	–	–	–	–	12,368
Securities purchased under resale agreements	37,147	12,451	10,728	4,580	666	2,000	–	–	–	67,572
Loans
Residential mortgages	1,766	4,565	9,121	13,146	12,919	40,758	161,304	7,947	–	251,526
Personal	703	695	988	963	862	411	3,398	3,947	29,930	41,897
Credit card	234	468	701	701	702	2,806	5,522	–	–	11,134
Business and government	9,366	5,488	9,341	9,907	9,791	24,422	54,542	18,719	8,637	150,213
Allowance for credit losses	–	–	–	–	–	–	–	–	(2,849)	(2,849)
Derivative instruments	2,450	5,851	3,199	1,998	1,567	6,576	6,634	7,637	–	35,912
Customers’ liability under acceptances	9,801	1,109	24	9	15	–	–	–	–	10,958
Other assets	–	–	–	–	–	–	–	–	40,554	40,554
	$133,285	$39,067	$39,932	$35,900	$31,154	$95,910	$276,311	$70,812	$115,312	$837,683
October 31, 2020 (2)	$131,720	$32,390	$42,722	$34,448	$29,883	$102,112	$226,577	$70,961	$98,738	$769,551
Liabilities
Deposits (3)	$30,570	$34,446	$31,584	$40,666	$26,305	$35,021	$48,347	$14,255	$359,964	$621,158
Obligations related to securities sold short	22,790	–	–	–	–	–	–	–	–	22,790
Cash collateral on securities lent	2,463	–	–	–	–	–	–	–	–	2,463
Obligations related to securities sold under repurchase agreements	45,145	17,597	8,038	563	192	345	–	–	–	71,880
Derivative instruments	3,639	5,264	2,660	1,909	1,515	4,382	5,473	7,259	–	32,101
Acceptances	9,804	1,109	24	9	15	–	–	–	–	10,961
Other liabilities	26	49	75	77	80	290	620	916	22,828	24,961
Subordinated indebtedness	–	–	–	–	–	–	–	5,539	–	5,539
Equity	–	–	–	–	–	–	–	–	45,830	45,830
	$114,437	$58,465	$42,381	$43,224	$28,107	$40,038	$54,440	$27,969	$428,622	$837,683
October 31, 2020	$98,552	$40,528	$58,834	$43,919	$26,555	$33,273	$58,938	$26,416	$382,536	$769,551

(1)	Cash includes interest-bearing demand deposits with the Bank of Canada.
(2)	Restated from amounts previously presented.
(3)

Comprises $213.9 billion (2020: $202.2 billion) of personal deposits; $387.1 billion (2020: $351.6 billion) of business and government deposits and secured borrowings; and $20.2 billion (2020: $17.0 billion) of bank deposits.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at October 31, 2021	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity (1)	Total
Unutilized credit commitments	$2,324	$10,907	$4,357	$4,972	$5,149	$24,371	$57,189	$3,625	$188,449	$301,343
Securities lending (2)	43,002	4,561	3,015	–	–	–	–	–	–	50,578
Standby and performance letters of credit	3,101	2,511	2,435	3,690	2,740	609	636	53	–	15,775
Backstop liquidity facilities	–	10,522	680	658	10	292	12	–	–	12,174
Documentary and commercial letters of credit	35	63	29	23	3	12	29	–	–	194
Other	978	–	–	–	–	–	–	–	–	978
	$49,440	$28,564	$10,516	$9,343	$7,902	$25,284	$57,866	$3,678	$188,449	$381,042
October 31, 2020	$39,474	$24,451	$11,188	$8,798	$6,427	$20,638	$51,245	$1,714	$173,157	$337,092

(1)	Includes $141.5 billion (2020: $131.3 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $2.5 billion (2020: $1.8 billion) for cash because it is reported on the consolidated balance sheet.

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Other off-balance sheet contractual obligations

The following table provides the contractual maturities of other off-balance sheet contractual obligations affecting our funding needs:

$ millions, as at October 31, 2021 (1)	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	Total
Purchase obligations (2)	$124	$136	$161	$259	$124	$472	$661	$136	$2,073
Future lease commitments (1)	–	–	2	3	3	11	69	722	810
Investment commitments	2	1	–	–	–	–	5	329	337
Underwriting commitments	268	–	–	–	–	–	–	–	268
Pension contributions (3)	20	39	58	58	58	–	–	–	233
	$414	$176	$221	$320	$185	$483	$735	$1,187	$3,721
October 31, 2020	$211	$243	$231	$239	$204	$488	$795	$1,625	$4,036

(1)

Excludes operating lease obligations that are accounted for under IFRS 16, which are typically recognized on the consolidated balance sheet, and operating and tax expenses relating to lease commitments. The table includes lease obligations that are not accounted for under IFRS 16, including those related to future starting lease commitments for which we have not yet recognized a lease liability and right-of-use asset.

(2)

Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(3)

Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and are therefore subject to significant variability.

Other risks

Strategic risk

Strategic risk is the risk of ineffective or improper implementation of business strategies, including mergers, acquisitions and divestitures. It includes the potential financial loss due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business environment. For additional details on corporate transactions, see the “Top and emerging risks” section.

Oversight of strategic risk is the responsibility of the ExCo and the Board. At least annually, the CEO outlines the process and presents the strategic business plan to the Board for review and approval. As part of the annual planning process, Risk Management assesses the overall and business unit strategic plans to ensure alignment with our risk appetite. The Board reviews the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.

One of the tools for measuring, monitoring and controlling strategic risk is attribution of regulatory capital against this risk. Our regulatory capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.

Operational risk

Operational risk is the risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events.

As part of the normal course of business, CIBC is exposed to operational risks in its business activities and external environment.

Operational risks which may adversely impact CIBC include the following:

Anti-money laundering / anti-terrorist financing

The risk of CIBC’s potential non-conformance with global AML and ATF regulatory requirements and sanctions regulations leading to enhanced regulatory scrutiny, regulatory censure (i.e., cease and desist orders) and/or financial loss (i.e., regulatory, criminal or civil penalties and/or forfeiture of assets). See “Anti-money laundering” in the “Top and emerging risks” section for further details.

Fraud risk

The risk relating to the intentions to defraud, misappropriate property/assets or circumvent regulations, the law or CIBC policy and can be committed by either employees or by outsiders such as clients or third parties.

Information security risk (including cyber security)

The risk to the confidentiality, integrity and availability of CIBC-owned information, and the information entrusted to CIBC by clients, employees, shareholders, business partners, and third parties that if leaked, accessed without authorization or lost, could cause damage to CIBC’s business and its customers. See “Technology, information and cyber security risk” in the “Top and emerging risks” section for further details.

Technology risk

The risk of compromised availability, degradation, recovery, capacity, performance, integrity of new or existing systems. See “Technology, information and cyber security risk” in the “Top and emerging risks” section for further details.

Third party risk

The potential risk that may arise from relying on a third party business arrangement between CIBC and another entity, by contract or otherwise. This includes activities that involve outsourced products and services, use of outside consultants, networking arrangements, managed services, services provided by affiliates and subsidiaries, joint ventures, sponsorships, no-fee contracts, and any other arrangement that involves the delivery of business activities, functions or processes to CIBC and/or its clients. See “Third Party Risk” in the “Top and emerging risks” section for further details.

Other operational risks include business interruption risk, data risk, conduct risk (see the “Conduct risk” section below), financial reporting risk, legal risk (see the “Reputation and legal risk” section below), model risk, people risk, privacy risk, project risk, physical security risk, regulatory compliance risk (see the “Regulatory compliance risk” section below) and transaction processing risk.

Our comprehensive Operational Risk Management Policy, supported by policies, tools, systems and governance structure, is used to mitigate operational risk. We continuously monitor our operational risk profile to ensure we are operating within CIBC’s approved risk appetite.

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Governance and management

Operational risk is managed through the three lines of defence model and articulated in the Operational Risk Management Policy. A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.

(i)

As the first line of defence, our SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in their activities in accordance with the CIBC risk appetite. In addition, they establish and maintain controls to mitigate such risks. The first line of defence may include governance groups within the relevant area to facilitate the control framework and other risk-related processes. Control groups provide subject matter expertise to the business lines and/or implement and maintain enterprise-wide control programs and activities. While control groups collaborate with the lines of business in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)

The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage the subject matter expertise of other groups (e.g., third parties or control groups) to inform their independent assessments, as appropriate.

(iii)

As the third line of defence, CIBC’s internal audit function provides reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

Global Operational Risk Management (GORM) oversees CIBC’s operational risk exposures. The Head of GORM chairs the Operational Risk and Control Committee (ORCC), a subcommittee of the GRC, with representation from the SBUs and functional groups. The ORCC is a management forum providing oversight of CIBC’s operational risk and internal control environment. The Chair of the ORCC reports significant operational risk matters to the GRC and RMC.

Operational risk management approach

Information transparency, timely escalation, clear accountability and a robust internal control environment are the principles forming the basis of the Operational Risk Management Policy, which supports and governs the processes of identifying, measuring, mitigating, monitoring, and reporting operational risks. We mitigate operational losses by consistently applying risk-based approaches and employing risk-specific assessment tools. Regular review of our risk governance structure ensures clarity of, and ownership in, key risk areas.

Risk identification and measurement

CIBC’s business lines regularly conduct reviews of operational risks inherent in their products, services or processes and assess ways to mitigate and manage them in alignment with CIBC’s risk appetite. These reviews include using risk and control self-assessments, audit findings, operational risk scenarios, past internal and external loss events, key risk indicators trends, change initiative risk assessments and in-depth risk reviews to form a holistic operational risk profile for the business lines. Under the three lines of defence model, GORM and relevant control groups challenge business lines’ risk assessments and mitigation actions.

Operational loss is one of the key operational risk metrics informing us of areas of heightened risk. We collect and analyze internal operational loss event data for themes and trends. The occurrence of a material or potential material loss triggers an investigation to determine the root causes of the incident and the effectiveness of existing mitigating controls, as well as the identification of any additional mitigating actions. Additionally, we monitor the external environment for emerging or potential risks to CIBC. The analysis of material operational risk events is performed by the first line of defence and the outputs of the analysis are subject to formal independent challenge by our second line of defence. The analysis of material operational risk events forms one component of our ongoing operational risk reporting to senior management and the Board.

Business lines conduct change initiative risk assessment on risks inherent to the initiatives (for example, new product launches or major system changes). Identified inherent risks of the change initiative and related mitigation actions are challenged by GORM and other relevant second line of defence groups, as well as control groups, to ensure residual risks remain within the approved risk appetite.

We use the standardized method to quantify our operational risk exposure in the form of operational risk regulatory capital, as agreed with local regulators.

Risk mitigation

Our primary tool for mitigating operational risk exposure is a robust internal control environment. Our internal control framework outlines key principles, structure and processes underpinning our approach to managing risks through effective controls. Under our framework, all key controls are subject to ongoing testing and review to ensure they effectively mitigate our operational risk exposures. In addition, our corporate insurance program may afford additional protection from loss while our global business continuity management program enables us to achieve operational resilience by delivering critical services to our clients through disruption.

Risk monitoring and reporting

Both forward-looking key risk indicators (KRIs) as well as backward-looking key performance indicators provide insight into our risk exposure and are used to monitor the main drivers of exposure associated with key operational risks and their adherence to the operational risk appetite. KRIs assist in early detection of potential operational risk events by identifying unfavourable trends and highlighting controls that may not be designed or operating effectively. Business lines are required to identify and implement KRIs for material risk exposures on an ongoing basis. Escalation triggers are used to highlight risk exposures requiring additional attention from senior management and/or the Board. The second line of defence challenges the selection of KRIs and the appropriateness of thresholds.

Our risk monitoring processes support a transparent risk-reporting program, informing both senior management and the Board of our control environment, operational risk exposures, and mitigation strategies.

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Environmental and related social risk

Environmental and related social risk is the risk of financial loss or damage to reputation associated with environmental issues including related social issues, whether arising from our credit and investment activities or related to our own operations. Our corporate environmental policy, originally approved by the Board in 1993, with the most recent biennial update and approval by our CRO in 2021, commits CIBC to responsible conduct in all activities to protect and conserve the environment; safeguard the interests of all stakeholders from unacceptable levels of environmental risk; and support the principles of sustainable development.

As environmental and social risk management requires a multi-disciplinary approach, CIBC’s Board and its committees provide ongoing oversight; and CIBC’s ESG Council, which comprises senior executives from across Strategic Business Units and Functional Groups, is responsible for bank-wide input and coordination on strategic ESG initiatives in response to CIBC’s environmental and social responsibilities. Within CIBC’s Risk Management function, the Enterprise Risk Management group provides independent oversight of the measurement, monitoring and control of environmental risk. This group is led by the Senior Vice-President, Enterprise Risk Management, who has direct accountability to the CRO for environmental risk oversight. Our environmental risk management team is responsible for developing environmental strategy, setting environmental performance standards and targets, and reporting on performance.

The corporate environmental policy is addressed by an integrated corporate environmental management program that is under the overall management of the environmental risk management team. Environmental and related social evaluations are integrated into our credit risk assessment processes, with standards and procedures in place for all sectors. In addition, environmental and related social risk assessments in project finance, project-related corporate and bridge loans are required, in accordance with our commitment to the Equator Principles, which are a voluntary set of guidelines for financial institutions based on the screening criteria of the International Finance Corporation. We adopted the Equator Principles in 2003. An escalation process is in place for transactions with the potential to have significant environmental and related social risk, with escalation up to the Reputation and Legal Risks Committee for senior executive review, if required.

We also conduct ongoing research and benchmarking on environmental issues such as climate change as they may pertain to responsible lending practices. We are a participant in the CDP (formerly Carbon Disclosure Project) climate change program, which promotes corporate disclosure to the investment community on greenhouse gas emissions and climate change management.

We are a supporter of the reporting framework developed by the TCFD, which provides guidance for voluntary, consistent climate-related risk disclosures. In 2019, CIBC published its first climate-related disclosure aligned to the TCFD recommendations and structured around its four core elements. Our TCFD report, available on our website, provides details as to how CIBC is identifying and managing both physical and transition risks associated with climate change.

We keep informed of emerging risks by engaging with stakeholders through established partnerships, such as the United Nations Environment Program – Finance Initiative (UNEP-FI) and the Rocky Mountain Institute (RMI) Center of Climate-Aligned Finance (CCAF). We are also a signatory to external sustainability frameworks such as the Partnership for Carbon Accounting Financials (PCAF), the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB) to ensure comparable sustainability disclosure.

In 2018, CIBC Asset Management Inc. became a signatory to the United Nations-supported Principles for Responsible Investment, which commit signatories to incorporate environmental and social issues into investment analysis and decision making across all investment classes.

The environmental risk management team works closely with our main business units and functional groups to ensure that high standards of environmental responsibility are applied to the banking services that we provide to our clients, the relationships we have with our stakeholders, and to the way we manage our facilities.

Our Supplier Code of Conduct sets out the principles, standards and behaviours that our suppliers must follow, as we expect that they act ethically and adhere to all applicable laws, rules and regulations, such as maintaining responsible labour practices and human rights, in the jurisdictions in which they operate.

Our Modern Slavery and Human Trafficking Statement commits CIBC to respecting human rights and standing against slavery and human trafficking in all our business segments and throughout our supply chains.

More information on our environmental governance, policy, management and performance can be found in our Sustainability Report, which is available on our website.

The information provided on our website does not form a part of this document.

Regulatory compliance risk

Regulatory compliance risk is the risk of CIBC’s potential non-conformance with applicable regulatory requirements.

Our regulatory compliance philosophy is to manage and mitigate regulatory compliance risk through the promotion of a strong risk culture within the parameters established by CIBC’s Risk Appetite Statement. The foundation of this approach is a comprehensive Regulatory Compliance Management (RCM) framework. The RCM framework, owned by the Senior Vice-President, Chief Compliance Officer and Global Regulatory Affairs, and approved by the RMC, maps regulatory requirements to internal policies, procedures and/or controls that govern regulatory compliance.

Our Compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the RCM framework. This department is independent of business management and regularly reports to the RMC.

Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and functional groups, and extends to all employees. The Compliance department’s activities support those groups, with particular emphasis on regulatory requirements that govern the relationship between CIBC and its clients.

See the “Regulatory developments” section for further details.

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Insurance risk

Insurance risk is the risk of loss arising from the obligation to pay out benefits and expenses on insurance policies in excess of expected amounts. Unfavourable actual experience could emerge due to adverse fluctuations in timing, size and frequency of actual claims (e.g., mortality, morbidity), policyholder behaviour (e.g., cancellation of coverage), or associated expenses.

Insurance contracts provide financial compensation to the beneficiary in the event of an insured risk occurring in exchange for premiums. We are exposed to insurance risk in our life insurance business and in our reinsurance business within the respective subsidiaries.

Senior management of the insurance and reinsurance subsidiaries have primary responsibility for managing insurance risk with oversight by Risk Management. The insurance and reinsurance subsidiaries also have their own boards of directors, and an independent Appointed Actuary who provide additional input to risk management oversight. Processes and oversight are in place to manage the risk to our insurance business. Underwriting risk on business assumed is managed through risk policies that limit exposure to an individual life, to certain types of business and to regions.

Our risk governance practices ensure strong independent oversight and control of risk within the insurance businesses. The subsidiaries’ boards outline the internal risk and control structure to manage insurance risk, which includes risk, capital and control policies, processes as well as limits and governance. Senior management of the insurance and reinsurance subsidiaries and Risk Management attend the subsidiaries’ board meetings.

Reputation and legal risks

Our reputation and financial soundness are of fundamental importance to us and to our clients, shareholders, third parties, regulators, team members and communities.

Reputation risk is the risk of negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.

Legal risk is the risk of financial loss arising from one or more of the following factors: (a) civil, criminal or regulatory enforcement proceedings against us; (b) our failure to correctly document, enforce or comply with contractual obligations; (c) failure to comply with our legal obligations to clients, investors, team members, counterparties or other stakeholders; (d) failure to take appropriate legal measures to protect our assets or security interests; or (e) misconduct by our team members or agents.

All team members at CIBC play an important role in protecting our reputation by ensuring that the highest ethical standards are followed in how we act and what we do. Not only must we act with integrity at all times, we must also ensure that activities being conducted do not pose undue risks to CIBC’s reputation for ethical, sound and responsible business practices. As a result, requirements for the management and oversight of potential reputation risk are integrated throughout our framework of policies and related procedures. These processes include the management of various risks as set out in CIBC’s Risk Appetite Statement, Risk Management Framework and Code of Conduct. Our Reputation Risk Management Framework, Global Reputation and Legal Risks Policy and business-specific procedures outline how we safeguard our reputation through identification, assessment, escalation and mitigation of potential reputation and legal risks. Proactive management of potential reputation and legal risks is a key responsibility of CIBC and all our team members.

Overall governance and oversight of reputation risk is provided by the Board, primarily through the RMC of the Board. Senior management oversight of reputation and legal risks is provided by the Reputation and Legal Risks Committee, which is a sub-committee of GRC and reports its activities regularly to the GRC.

Conduct risk

Conduct risk is the risk that the actions or omissions (i.e., behaviour) of the organization, team members and/or third parties: do not align with our desired culture and values; deliver poor or unfair outcomes for clients, team members or shareholders; result in adverse market practices and outcomes; impact CIBC’s reputation as a leading financial institution; or materially and adversely affect our business, operations or financial condition.

Our Conduct and Culture Risk Framework applies enterprise-wide and outlines how we manage conduct risk through the proactive identification, measurement and management of potential conduct risk. Every team member is accountable for the identification and management of conduct risk. The overarching principles and requirements for maintaining appropriate conduct and addressing inappropriate conduct are covered in the CIBC Code of Conduct and other business specific and corporate-wide policies, frameworks, programs, processes and procedures. All team members must abide by the code, and CIBC policies and procedures in carrying out the accountabilities of their role. Overall governance of conduct risk is provided by the Board and its committees, including the CGC, as well as senior management committees.

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Accounting and control matters

Critical accounting policies and estimates

As discussed in the “Economic and market environment” section, progress towards containing outbreaks of the COVID-19 pandemic through vaccination campaigns and less restrictive public health measures provided an improving economic backdrop for CIBC. However, the pandemic, fueled by more contagious variants, continues to pose a risk to the recovery. As a result, we continue to operate in an uncertain environment. This gives rise to heightened uncertainty as it relates to our critical accounting estimates and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates. This particularly impacts estimates relating to the allowance for credit losses.

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.

IFRS 16 “Leases”

CIBC adopted IFRS 16 “Leases” (IFRS 16) in place of International Accounting Standards (IAS) 17 “Leases” as of November 1, 2019. We applied IFRS 16 on a modified retrospective basis. As permitted, we did not restate our prior period comparative consolidated financial statements, which were reported under the prior guidance. The impact of adopting IFRS 16 is discussed in Note 1.

As a lessee, we recognize a right-of-use asset and a corresponding lease liability based on the present value of future lease payments, less any lease incentives receivable, when the lessor makes the leased asset available for use to CIBC, based on the non-cancellable portion of the lease term, adjusted for any renewal or termination options that are reasonably certain to be exercised. Measurement of the right-of-use asset also includes any initial direct costs of procuring the lease, and any lease payments made or lease incentives received prior to lease commencement. Discount rates are based on the rate implicit in the lease, if determinable, or on CIBC’s incremental borrowing rate. Where a property lease contains both a lease and non-lease component, we have elected not to allocate the consideration in the contract to each of the components. Subsequent to initial measurement, CIBC measures the lease liability by increasing the carrying amount to reflect interest on the lease liability based on the discount rate at the time of recognition and reducing the carrying amount to reflect lease payments made during the period, net of any remeasurements for lease reassessment or modifications.

The right-of-use asset is measured using the cost model and amortized on a straight-line basis over the lease term. Right-of-use assets and the corresponding lease liabilities are recognized in Property and equipment and Other liabilities, respectively, on our consolidated balance sheet. The right-of-use asset and the corresponding lease liability are remeasured when there is a change in lease term, a change in the assessment of an option to purchase a leased asset, a change in the expected residual value guarantee (if any), or a change in future lease payments due to a change in the index or rate applicable to the payment. Right-of-use assets are tested for impairment as required under IAS 36 “Impairment of Assets”. In addition, the evaluation of the useful life for depreciation is assessed under IAS 36.

Lease payments for low-value assets, short-term leases and variable leases are systematically recognized in Non-interest expenses based on the nature of the expense.

As an intermediate lessor, we classify a sublease as an operating or finance sublease based on whether substantially all of the risks and rewards related to the underlying right-of-use asset are transferred to the sub-lessee. If classified as a finance sublease, the related right-of-use asset is derecognized and an investment in sublease is recognized, with the difference recognized in the consolidated statement of income as a gain or loss. In measuring the investment in sublease, we apply the head lease discount rate unless the rate implicit in the sublease is determinable. Where a finance sublease includes lease and non-lease components, we allocate the total consideration in the contract to each component based on the standalone prices for each of these components. The investment in sublease is recognized in Other assets on our consolidated balance sheet, and is subsequently measured using the effective interest rate method, with interest income recognized over the term of the sublease. Rental income from operating subleases is recognized on a systematic basis over the lease term.

Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

In response to reforms to interest rate benchmarks, the International Accounting Standards Board (IASB) issued amendments to impacted accounting standards in two phases to provide relief to entities impacted by the transition to alternative rates.

In September 2019, the IASB issued “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7” (the Phase 1 amendments), which provides relief for specific hedge accounting requirements to address uncertainties in the period before interest rate benchmark reform, and provides disclosure requirements related to interest rate benchmark reform. Only the amendments to IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) and IFRS 7 “Financial Instruments: Disclosures” (IFRS 7) apply to us because we elected to continue to apply the hedge accounting requirements of IAS 39 upon the adoption of IFRS 9 “Financial Instruments” (IFRS 9). CIBC elected to early adopt the Phase 1 amendments effective November 1, 2019 to prepare for uncertainties that may increase relating to the timing or amount of benchmark-based cash flows of hedged items and hedging instruments.

The relief provided in the Phase 1 amendments allows hedge accounting to continue during the period of uncertainty before the replacement of existing interest rate benchmarks with an alternative rate. The application of this relief will end at the earlier of the discontinuation of the impacted hedge relationship and when the uncertainty arising from the reform is no longer present with respect to the timing and amount of cash flows of the hedged item and hedging instrument, which is expected to occur on the cessation date of the relevant LIBOR rate.

In August 2020, the IASB issued “Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16” (the Phase 2 amendments), which addresses issues that affect financial reporting once an existing rate is replaced with an alternative rate and provides for additional disclosure requirements. As we elected to continue to apply the hedge accounting requirements of IAS 39 upon the adoption of IFRS 9, the Phase 2 amendments apply to the classification and measurement sections of IFRS 9, the hedge accounting sections of IAS 39 and to IFRS 7, IFRS 4 and IFRS 16 for us. While the Phase 2 amendments are effective for annual periods beginning on or after January 1, 2021, CIBC elected to early adopt the Phase 2 amendments effective November 1, 2020.

The Phase 2 amendments permit modifications of amortized cost financial assets and financial liabilities, and lessee lease liabilities that are made as a direct consequence of IBOR reform, and on an economically equivalent basis to be accounted for by updating the effective interest rate prospectively with no immediate gain or loss recognition. The amendments also provide temporary relief that allows for hedging relationships to

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continue upon the replacement of an existing interest rate benchmark with an alternative rate under certain qualifying conditions. The amendments allow entities to redefine the hedged risk to an alternative rate, and to amend the description of the hedged item, the hedging instrument, and how the entity will assess hedge effectiveness to reflect changes required by the reform without discontinuing the hedge relationship.

The amendments also provide temporary relief that allows entities to designate an alternative rate as a risk component to hedge provided that the entity reasonably expects that the alternative rate will become separately identifiable within 24 months of its first designation. Judgment is involved in our evaluation of whether certain modifications have been made on an economically equivalent basis and in assessing whether an alternative rate will become separately identifiable within 24 months following its designation. Further relief is also provided for cash flow hedges, where the amounts accumulated in the cash flow reserve are deemed to be based on the alternative rates on which the hedged future cash flows are determined. As a result of the adoption of the Phase 2 amendments, we have provided additional disclosures related to our exposures to significant benchmark rates subject to the reform in Note 1 to our consolidated financial statements.

We have established an enterprise-wide transition program to assess the impact of interest rate benchmark reform and manage the process to transition to alternative benchmark rates. For details on this program, refer to the “Other regulatory developments” section.

International Financial Reporting Interpretations Committee 23 “Uncertainty over Income Tax Treatments”

CIBC adopted International Financial Reporting Interpretations Committee 23 “Uncertainty over Income Tax Treatments” (IFRIC 23) as at November 1, 2019. IFRIC 23 clarifies the accounting for uncertainties in income taxes. There was no impact to our consolidated financial statements and no changes in our accounting policies as a result of adopting IFRIC 23.

Conceptual Framework for Financial Reporting

The Conceptual Framework sets out the fundamental concepts that underlie the preparation and presentation of financial statements and serves to guide the IASB in developing IFRS standards. The Conceptual Framework is effective for annual periods beginning on or after January 1, 2020. As a result, CIBC adopted the Conceptual Framework as at November 1, 2020.

There was no impact to our consolidated financial statements and no changes in our accounting policies as a result of adopting the Conceptual Framework.

Use and classification of financial instruments

As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, and subordinated indebtedness.

We use these financial instruments for both trading and non-trading activities. Trading activities primarily include the purchase and sale of securities and metals, transacting in foreign exchange and derivative instruments in the course of facilitating client trades and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding, and ALM.

The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of risk” section for details on how these risks are managed.

Financial instruments are accounted for according to their classification. Judgment is applied in determining the appropriate classification of financial instruments under IFRS 9, in particular as it relates to the assessment of whether debt financial assets meet the solely payment of principal and interest (SPPI) test, and the assessment of the business model used to manage financial assets. For details on the accounting for these instruments under IFRS 9, see Note 1 to the consolidated financial statements.

Determination of fair value of financial instruments

Under IFRS 9, debt and equity securities mandatorily measured and designated at FVTPL, business and government loans mandatorily measured and designated at FVTPL, obligations related to securities sold short, derivative contracts, FVOCI securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, certain secured borrowings, obligations related to securities sold under repurchase agreements, structured deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

IFRS 13 defines fair value to be the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s-length transaction between market participants in the principal market under current market conditions (i.e., the exit price). Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market for the same instrument, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models in which the significant inputs are observable (Level 2) or in which one or more of the significant inputs are non-observable (Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available.

For instruments valued using internally developed models that use significant non-observable market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2. To ensure that valuations are appropriate, a number of policies and controls are in place, including independent validation of valuation inputs to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.

The following table presents amounts, in each category of financial instruments, which are valued using valuation techniques based on Level 3 inputs. For further details of the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 3 to the consolidated financial statements.

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$ millions, as at October 31		2021		2020
	Level 3	Total (1)	Level 3	Total (1)
Assets
Securities mandatorily measured and designated at FVTPL and loans mandatorily measured at FVTPL	$1,099	1.1%	$802	0.9%
Debt securities measured at FVOCI and equity securities designated at FVOCI	392	0.7	240	0.4
Derivative instruments	97	0.3	358	1.1
	$1,588	0.8%	$1,400	0.8%
Liabilities
Deposits and other liabilities (2)	$742	3.8%	$(4)	–%
Derivative instruments	267	0.8	298	1.0
	$1,009	1.3%	$294	0.4%

(1)	Represents the percentage of Level 3 assets and liabilities over total assets and liabilities for each reported category that are carried on the consolidated balance sheet at fair value.
(2)	Includes FVO deposits and bifurcated embedded derivatives.

Note 3 to the consolidated financial statements presents the valuation methods used to determine fair value showing separately those financial instruments that are carried at fair value on the consolidated balance sheet and those that are not.

In order to reflect the observed market practice of pricing collateralized and uncollateralized derivatives, our valuation approach uses overnight indexed swap curves as the discount rate in the valuation of collateralized derivatives and market cost of funding in the valuation of uncollateralized derivatives. The use of a market cost of funds curve reduces the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the CVA. In contrast, the use of a market cost of funds curve reduces the fair value of uncollateralized derivative liabilities in a manner that generally includes adjustments for our own credit. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future.

Fair value adjustments

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation of financial instruments that are carried at fair value on the consolidated balance sheet. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk, and credit risk.

The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. The level of fair value adjustments could change as events warrant and may not reflect ultimate realizable amounts.

As at October 31, 2021, the total valuation adjustments related to financial instruments carried at fair value on the consolidated balance sheet was $270 million (2020: $358 million), primarily related to credit risk, bid-offer spreads, and parameter uncertainty of our derivative assets and liabilities, as well as adjustments recognized for valuing our uncollateralized derivative assets and liabilities based on an estimated market cost of funds curve.

Impairment of financial assets

Under IFRS 9, we establish and maintain ECL allowances for all debt instrument financial assets classified as amortized cost or FVOCI. In addition, the ECL allowances apply to loan commitments and financial guarantees that are not measured at FVTPL.

ECL allowances represent credit losses that reflect an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. One of the objectives of IFRS 9 is to record lifetime losses on all financial instruments that have experienced a significant increase in credit risk since their initial recognition. As a result, ECL allowances are measured at amounts equal to either: (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments that have experienced a significant increase in credit risk since initial recognition or when there is objective evidence of impairment.

Key drivers of expected credit loss

The ECL impairment requirements of IFRS 9 require that we make judgments and estimates related to matters that are uncertain. In particular, the ECL requirements of IFRS 9 incorporate the following elements that are subject to a high level of judgment:

•	Determining when a significant increase in credit risk of a loan has occurred;
•	Measuring both 12-month and lifetime credit losses; and
•	Forecasting forward-looking information for multiple scenarios and determining the probability weighting of each scenario.

In addition, the interrelationship between these elements is also subject to a high degree of judgment. Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period-over-period volatility of the provision for credit losses. Changes in a particular period could have a material impact on our financial results.

The uncertainty created by the COVID-19 pandemic has increased the level of judgment applied in respect of all of these elements. During the year ended October 31, 2021, improvements in our economic outlook resulted in moderate reductions in our stage 1 and stage 2 performing ECLs relative to the increases recognized in 2020 as a result of the onset of the COVID-19 pandemic. Significant judgment continued to be inherent in the forecasting of forward-looking information, including with regard to our base case assumption that vaccination programs, including the efficacy of the vaccines and the rate of vaccination, will be able to effectively respond to emerging variants and that the government will respond to subsequent waves of infection with targeted health measures rather than broader economic closures. Significant judgment also continues to be applied in evaluating changes in various credit metrics due to concerns that they may not correlate with losses to the same extent as they may have in prior periods as a result of various government support measures and changes in consumer behaviours that are unique to the current environment. See Note 6 to our consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance under IFRS 9, including the impact of the COVID-19 pandemic.

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Management’s discussion and analysis

Use of the regulatory framework

Our ECL model leverages the data, systems and processes that are used to calculate Basel expected losses regulatory adjustments for the portion of our portfolios under the AIRB approach. Significant judgment is applied in making appropriate adjustments to the Basel parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle and downturn parameters used in the Basel regulatory calculations to point-in-time parameters used under IFRS 9 that consider forward-looking information. In addition, credit losses under IFRS 9 are 12 months for stage 1 financial instruments and lifetime for stage 2 and stage 3 financial instruments, compared to 12 months for AIRB portfolios under Basel. The main adjustments necessary to Basel risk parameters are explained in the table below:

	Regulatory Capital	IFRS 9

PD	Through-the-cycle PD represents long-run average PD throughout a full economic cycle	Point-in-time 12-month or lifetime PD based on current conditions and relevant forward-looking assumptions

LGD	Downturn LGD based on losses that would be expected in an economic downturn and subject to certain regulatory floors Discounted using the cost of capital

Unbiased probability-weighted LGD based on estimated LGD including impact of relevant forward-looking assumptions such as changes in collateral value

Discounted using the original effective interest rate

EAD	Based on the drawn balance plus expected utilization of any undrawn portion prior to default, and cannot be lower than the drawn balance	Amortization and repayment of principal and interest from the balance sheet date to the default date is also captured

Other		ECL is discounted from the default date to the reporting date

Attribution of provision for credit losses

We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs. Provision for credit losses recognized directly on our consolidated statement of income is in respect to financial instruments classified as loans and bankers’ acceptances. Provision for credit losses for FVOCI debt securities and amortized cost securities are recognized in Gains (losses) from debt securities measured at FVOCI and amortized cost, net in the consolidated statement of income.

Hedge accounting

The IFRS 9 hedge accounting guidance is intended to better align the accounting with risk management activities. However, IFRS 9 allows the existing hedge accounting requirements under IAS 39 to continue in place of the hedge accounting requirements under IFRS 9. As permitted, we previously elected to not adopt the IFRS 9 hedge accounting requirements and instead retained the IAS 39 hedge accounting requirements. As required, we have adopted the hedge accounting disclosure requirements under amendments to IFRS 7 that were effective in 2018. As a result of interest rate benchmark reform, we have adopted “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7” (Phase 1 amendments) issued by the IASB as of November 1, 2019, and adopted “Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16” (Phase 2 amendments) as of November 1, 2020. See the “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16” section above for more information.

Securitizations and structured entities

Securitization of our own assets

Under IFRS 10 “Consolidated Financial Statements” (IFRS 10), judgment is exercised in determining whether an investor controls an investee including assessing whether the investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to affect those returns through its power over the investee. Power may be exercised through voting or similar rights or, in the case of structured entities, through contractual arrangements that direct the relevant activities of the investee. When voting rights are not relevant in deciding whether CIBC has power over an entity, particularly for complex SEs, the assessment of control considers all facts and circumstances, including the purpose and design of the investee, its relationship with other parties and each party’s ability to make decisions over significant activities, and whether CIBC is acting as a principal or as an agent.

We sponsor several SEs that have purchased and securitized our own assets including Cards II Trust, which we consolidate under IFRS 10.

We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle that we do not consolidate, as well as to other third parties. IFRS 9 provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired, or when we have transferred the rights to receive cash flows from the asset such that:

•	We have transferred substantially all the risks and rewards of the asset; or
•	We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

We have determined that our securitization activities related to residential mortgages and cards receivables are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.

Securities lending and repurchase transactions generally do not result in the transfer of substantially all the risks and rewards of the securities and as a result do not result in derecognition of the securities.

We also sell certain U.S. commercial mortgages to third parties that qualify for derecognition because we have transferred substantially all the risks and rewards of the mortgages and have no continuous involvement after the transfer.

Securitization of third-party assets

We also sponsor several SEs that purchase pools of third-party assets. We consider a number of factors in determining whether CIBC controls these SEs. We monitor the extent to which we support these SEs, through direct investment in the debt issued by the SEs and through the provision of liquidity protection to the other debtholders, to assess whether we should consolidate these entities.

IFRS 10 also requires that we reconsider our consolidation assessment if facts and circumstances relevant to the entities indicate that there are changes to one or more of the three elements of control described above. Factors that trigger reassessment include, but are not limited to, significant changes in ownership structure of the entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities.

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Management’s discussion and analysis

Specifically, in relation to our multi-seller conduits, we would reconsider our consolidation assessment if our level of interest in the ABCP issued by the conduits changes significantly, or in the rare event that the liquidity facility that we provide to the conduits is drawn or amended.

A significant increase in our holdings of the outstanding commercial paper issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

For additional information on the securitizations of our own assets and third-party assets, see the “Off-balance sheet arrangements” section and Note 7 to the consolidated financial statements.

Asset impairment

Goodwill

As at October 31, 2021, we had goodwill of $4,954 million (2020: $5,253 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and its value in use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.

Estimation of the recoverable amount is an area of significant judgment. Recoverable amounts are estimated using internally developed models that require the use of significant assumptions including forecasted earnings, discount rates, growth rates, forecasted regulatory capital requirements, and price-earnings multiples. Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or terminal growth rates either in isolation or in any combination thereof. Where our estimated recoverable amount is not significantly in excess of the carrying amount of the CGU, additional judgment is required, and reductions in the recoverable amount are more likely to result in an impairment charge.

In the fourth quarter of 2021, we performed our annual impairment test. We concluded that the recoverable amounts of our CGUs were in excess of their carrying amounts.

As discussed in Note 4 to our consolidated financial statements, in the second quarter of 2020 we recognized a goodwill impairment charge of $28 million on our CIBC FirstCaribbean CGU. In the fourth quarter of 2020, we concluded that held for sale accounting was no longer appropriate and we recognized an additional goodwill impairment charge of $220 million based on our revised estimate of the recoverable value of CIBC FirstCaribbean. This reduced the carrying amount of the goodwill relating to the CIBC FirstCaribbean CGU to $35 million (US$26 million) as at October 31, 2020. No additional goodwill impairment loss was recognized for the year ended October 31, 2021.

For additional information, see Note 4 and Note 9 to our consolidated financial statements.

Other intangible assets and long-lived assets

As at October 31, 2021, we had other intangible assets with an indefinite life of $140 million (2020: $142 million). Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis.

Intangible assets with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount. The recoverable amount is defined as the higher of the estimated fair value less cost to sell and value in use. An impairment test is required at least annually, or whenever there are indicators that these assets may be impaired.

Long-lived assets and other identifiable intangible assets with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount.

Determining the recoverable amount of intangible assets and long-lived assets is an area of judgment as we estimate the future cash flows expected to result from the use of the asset and, where appropriate, cash flows arising from the asset’s eventual disposition.

For additional details, see Note 9 to the consolidated financial statements.

Income taxes

We are committed to responsible tax practices. We execute active tax governance and tax compliance processes to meet the requirements of tax laws in all countries where we operate. We seek to manage tax and reputational risk to ensure any financial exposure is well understood and remains consistent with our strategy, risk appetite and financial goals.

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority, which gives rise to uncertainty. We use judgment in the estimation of income taxes and deferred tax assets and liabilities. As a result, management judgment is applied in the interpretation of the relevant tax laws and in estimating the provision for current and deferred income taxes. For tax positions where there is uncertainty regarding the ultimate determination of the tax impact, including positions which are under audit, dispute or appeal, we recognize provisions to consider this uncertainty based on our best estimate of the amount expected to be paid based on an assessment of the relevant factors.

Deferred tax assets or liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the assets are realized or the liabilities are settled. Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our net investments in foreign operations (NIFOs) and will not reverse in the foreseeable future.

We are required to assess whether it is probable that our deferred tax assets will be realized prior to their expiration and, based on all of the available evidence, determine if any portion of our deferred tax assets should not be recognized. The factors used to assess the probability of realization are based on our past experience of income and capital gains, forecasts of future net income before income taxes, available tax planning strategies that could be implemented to realize the deferred tax assets, and the remaining expiration period of tax loss carryforwards. In addition, for deductible temporary differences arising from our NIFOs, we must consider whether the temporary difference will reverse in the foreseeable future. Although realization is not assured, we believe, based on all of the available evidence, it is probable that the recognized deferred tax assets will be realized.

Income tax accounting impacts all of our reporting segments. For further details on our income taxes, see Note 20 to the consolidated financial statements.

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Management’s discussion and analysis

Contingent liabilities and provisions

Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

A description of significant ongoing matters to which CIBC is a party can be found in Note 23 to the consolidated financial statements. The provisions disclosed in Note 23 include all of CIBC’s accruals for legal matters as at October 31, 2021, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.1 billion as at October 31, 2021. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at October 31, 2021 consist of the significant legal matters disclosed in Note 23 to the consolidated financial statements. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

Restructuring

During the first quarter of 2020, we recognized a restructuring charge of $339 million in Corporate and Other associated with ongoing efforts to transform our cost structure and simplify our bank. This charge consisted primarily of employee severance and related costs and was recorded in Non-interest expenses – Employee compensation and benefits.

As at October 31, 2021, the remaining provision related to this restructuring charge was $99 million. This amount represents our best estimate as at October 31, 2021 of the amount required to settle the obligation, including obligations related to ongoing payments as a result of the restructuring. For further details on our restructuring provision, see Note 23 to the consolidated financial statements.

Post-employment and other long-term benefit plan assumptions

We sponsor a number of benefit plans to eligible employees, including registered and supplemental pension plans, and post-retirement medical and dental plans (other post-employment benefit plans). We also continue to sponsor a long-term disability income replacement plan and associated medical and dental benefits (collectively, other long-term benefit plans). The long-term disability plan was closed to new claims effective June 1, 2004.

The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, health-care cost trend rates, turnover of employees, projected salary increases, retirement age, and mortality rates. The actuarial assumptions used for determining the net defined benefit plan expense for a fiscal year are set at the beginning of the annual reporting period, are reviewed in accordance with accepted actuarial practice and are approved by management.

The discount rate assumption used in measuring the net defined benefit plan expense and obligations reflects market yields, as of the measurement date, on high-quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high-quality corporate bonds. While there is a deep market of high-quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian pension, other post-employment and other long-term benefit plans, we estimate the yields of high-quality corporate bonds with longer-term maturities by extrapolating current yields on bonds with short- and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

For further details of our annual pension and other post-employment expense and obligations, see Note 19 and Note 1 to the consolidated financial statements.

Self-managed loyalty points program

We sponsor certain self-managed credit card loyalty points programs for which we recognize credit card loyalty point liabilities that are subject to periodic remeasurement to reflect the expected cost of redemption as this expectation changes over time. The calculation of the expected cost of redemption requires the use of judgment and depends on various assumptions, including estimation of the cost per point and the long-term redemption rate.

For further details on our self-managed loyalty points programs, see Note 1 to the consolidated financial statements.

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Management’s discussion and analysis

Accounting developments

Transition to IFRS 17

IFRS 17 “Insurance Contracts” (IFRS 17), issued in May 2017, replaces IFRS 4 “Insurance Contracts”. In June 2020, the IASB issued amendments to IFRS 17 partly aimed at helping companies implement the standard. IFRS 17, incorporating the amendments, is effective for annual reporting periods beginning on or after January 1, 2023, which for us, will be November 1, 2023. IFRS 17 provides comprehensive guidance on the recognition, measurement, presentation and disclosure of insurance contracts we issue and reinsurance contracts we hold.

We continue to prepare for the implementation of IFRS 17, which is overseen by an Executive Steering Committee. Significant progress has been made in evaluating the required changes to our accounting and actuarial policies resulting from the adoption of IFRS 17. We plan to implement the required technology solution to support the new requirements in the upcoming year.

Other regulatory developments

Reforms to interest rate benchmarks

Various interest rate and other indices that are deemed to be “benchmarks” (including LIBOR) are the subject of international regulatory guidance and proposals for reform. Regulators in various jurisdictions have pushed for the transition from Interbank Offered Rates (IBORs) to alternative benchmark rates (alternative rates), based upon risk-free rates determined using actual market transactions. The U.K.’s Financial Conduct Authority (FCA) originally announced in July 2017 that it would not compel banks to submit LIBOR rates after December 2021. In March 2021, the FCA and the ICE Benchmark Administration (IBA) announced the dates for the cessation or loss of representativeness of various LIBOR rates including that GBP, EUR, CHF and JPY LIBORs will cease on December 31, 2021 and that most USD LIBOR tenors will cease on June 30, 2023. This announcement results in a fixed spread between the LIBOR rate and the alternative rate for a given tenor which will apply on the cessation of the relevant LIBOR rates. The extension for most USD LIBOR tenors until June 30, 2023 is intended to allow for many legacy contracts to mature before the cessation date, although originations of new USD LIBOR linked products would cease after the end of 2021.

The transition from current reference rates to alternative rates may adversely affect the value of, return on, or trading market for contracts linked to existing benchmarks. These developments may cause some LIBOR and other benchmarks to be discontinued.

A significant number of CIBC’s derivatives, securities, and lending and deposit contracts reference various interest rate benchmarks, including contracts with maturity dates that extend beyond the cessation dates announced by the FCA in March 2021.

In response to the proposed reforms to interest rate benchmarks, CIBC established an Enterprise IBOR Transition Program (“Program”), to manage and coordinate all aspects of the transition. The Program is supported by a formal governance structure and dedicated working groups that include stakeholders from frontline businesses as well as functional groups such as Treasury, Technology and Operations, Risk Management, Legal, and Finance, to facilitate the transition.

An IBOR Steering Committee has been established with responsibility for oversight and execution of the Program, including:

•	Ensuring key project milestones are met;
•	Providing direction and guidance on a holistic basis;
•	Reviewing and resolving key issues and risks; and
•	Ensuring that our transition strategies and any transition actions remain consistent with CIBC’s overall strategy, risk appetite, and control framework.

As a part of the Program, we are transitioning our existing IBOR based contracts to those that reference the new alternative rates, and have developed business processes to support the transition. We are on track to substantially complete the remediation of our non-USD LIBOR referenced contracts by incorporating appropriate fallback language or by replacing the LIBOR referenced rates to the corresponding alternative rates with appropriate spread adjustments. We have ceased the issuance of GBP and JPY LIBOR linked products earlier this year, and expect to cease origination of new USD LIBOR products before the end of calendar year 2021 in a manner consistent with regulatory expectations. We are also working with clearing houses to transition our existing non-USD LIBOR referenced derivatives cleared by them to alternative rates, which is expected to occur in December 2021. We have also started to offer products based upon alternative rates to our clients, and have continued to make information available to them, advising on developments on IBOR transition.

We continue to assess the impact of IBOR reform on our operations, engage with industry associations on ongoing developments on the transition to risk-free rates, and continue to incorporate recent developments into our project plan. The Program provides regular updates to senior management, including the Executive Committee, and the Board.

Current accounting policy changes relating to interest rate benchmark reform

The IASB has addressed interest rate benchmark reform and its effects on financial reporting in two phases. The first phase focuses on issues affecting financial reporting in the period before the interest rate benchmark reform, while the second phase focuses on issues that affect financial reporting once the existing rate is replaced with an alternative rate. See the “Accounting and controls matters” section and Note 1 to our consolidated financial statements for additional details.

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Management’s discussion and analysis

Client-focused reforms

In October 2019, the CSA published final amendments to National Instrument 31-103 “Registration Requirements, Exemptions, and Ongoing Registrant Obligations” and its Companion Policy. The client-focused reforms are supported by new and/or amended requirements with respect to know your client, enhanced suitability, product due diligence, know your product, conflicts of interest, relationship disclosure, referrals, and misleading communications. The CSA expects that these requirements will result in a new, higher standard of conduct across all categories for registered dealers, advisers and their representatives. In addition, the IIROC and the Mutual Fund Dealers Association (MFDA) published rule amendments aligning to the CSA client-focused reforms.

Due to COVID-19, the original implementation dates scheduled for June 30, 2020 (conflicts of interest) and December 31, 2020 (all remaining amendments) were deferred to 2021. Pursuant to the new timelines, the requirements related to conflicts of interest were effective June 30, 2021 and all other remaining requirements are effective December 31, 2021.

These requirements impact our Canadian Commercial Banking and Wealth Management and Canadian Personal and Business Banking SBUs, as well as Direct Financial Services within our Capital Markets SBU. Relevant changes to our policies and procedures to comply with the conflicts of interest requirements were implemented by June 30, 2021. We expect to implement the remaining changes to our policies and procedures to comply with the remaining requirements by December 31, 2021.

CDIC – Deposit protection modernization

In April 2019, the Canadian federal government approved changes to the Canada Deposit Insurance Corporation Act intended to strengthen and modernize deposit protection. The changes occur in two phases. The first phase was effective on April 30, 2020, and included changes to extend CDIC coverage to foreign currency deposits and deposits with terms greater than five years, and to eliminate coverage for travellers’ cheques. The second phase will be effective on April 30, 2022, and will include additional changes such as providing separate coverage for certain registered plans and introducing new requirements for deposits held in trust.

Related-party transactions

We have various processes in place to ensure that the relevant related-party information is identified and reported to the CGC of the Board on a quarterly basis, as required by the Bank Act (Canada). The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the Bank Act (Canada).

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to unrelated parties. Related parties include key management personnel(1), their close family members, and entities that they or their close family members control or jointly control. Related parties also include associates and joint ventures accounted for under the equity method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers which is the same offer extended to all employees of CIBC. In addition, CIBC offers deferred share and other plans to non-employee directors, executives, and certain other key employees. Details of our compensation of key management personnel(1) and our investments in equity-accounted associates and joint ventures are disclosed in Notes 18, 19, 25 and 26 to the consolidated financial statements.

(1)

Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board (referred to as directors), ExCo and certain named officers per the Bank Act (Canada) (collectively referred to as senior officers). Board members who are also ExCo members are included as senior officers.

90	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Policy on the Scope of Services of the Shareholders’ Auditor

The “Policy on the Scope of Services of the Shareholders’ Auditors” sets out the parameters for the engagement of the shareholders’ auditor by CIBC that are consistent with applicable law, including the U.S. Sarbanes-Oxley Act of 2002 and SEC rules. The policy requires the Audit Committee’s pre-approval of all work performed by the shareholders’ auditor and prohibits CIBC from engaging the shareholders’ auditor for “prohibited” services. The Audit Committee is accountable for the oversight of the work of the shareholders’ auditor and for an annual assessment of the engagement team’s qualifications, performance and independence, including lead audit partner rotation. The Audit Committee is also responsible for conducting a periodic comprehensive review of the external auditor at least every five years. The Audit Committee’s oversight activities over the shareholders’ auditor are disclosed in our Management Proxy Circular.

Controls and procedures

Disclosure controls and procedures

CIBC’s disclosure controls and procedures are designed to provide reasonable assurance that relevant information is accumulated and communicated to CIBC’s management, including the President and CEO and the Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.

CIBC’s management, with the participation of the President and CEO and the CFO, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at October 31, 2021 (as defined in the rules of the SEC and the CSA). Based on that evaluation, the President and CEO and the CFO have concluded that such disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting

CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.

Internal control over financial reporting is a process designed by, or under the supervision of, the President and CEO and the CFO and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. CIBC’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC’s assets that could have a material effect on the consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CIBC’s management has used the Internal Control – Integrated Framework that was published in 2013 by the COSO as the basis to evaluate the effectiveness of CIBC’s internal control over financial reporting.

As at October 31, 2021, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control was effective.

Ernst & Young LLP, the shareholders’ auditor, has audited the consolidated financial statements of CIBC for the year ended October 31, 2021, and has also issued a report on internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States).

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2021 that have materially affected, or are reasonably likely to materially affect, its internal control.

CIBC 2021 ANNUAL REPORT	91

Management’s discussion and analysis

Supplementary annual financial information

Average balance sheet, net interest income and margin

		Average balance (1)			Interest			Average rate
	$ millions, for the year ended October 31	2021	2020	2019	2021	2020	2019	2021	2020	2019
	Domestic assets (2)
	Cash and deposits with banks	$37,527	$30,232	$7,156	$95	$150	$164	0.25%	0.50%	2.29%
	Securities	82,262	76,063	66,954	1,567	1,776	1,852	1.90	2.33	2.77
	Securities borrowed or purchased under resale agreements	27,203	26,498	23,950	154	290	496	0.57	1.09	2.07
Loans	Residential mortgages	230,606	208,811	203,575	5,141	5,581	6,347	2.23	2.67	3.12
	Personal and credit card	50,110	51,948	53,490	2,962	3,433	4,012	5.91	6.61	7.50
	Business and government	70,755	68,072	63,131	1,712	2,043	2,434	2.42	3.00	3.86
	Total loans	351,471	328,831	320,196	9,815	11,057	12,793	2.79	3.36	4.00
	Other interest-bearing assets	8,901	5,194	3,837	45	62	128	0.51	1.19	3.34
	Derivative instruments	11,382	14,334	10,248	–	–	–	–	–	–
	Customers’ liability under acceptances	10,613	9,560	10,170	–	–	–	–	–	–
	Other non-interest-bearing assets	21,371	19,641	17,386	–	–	–	–	–	–
	Total domestic assets	550,730	510,353	459,897	11,676	13,335	15,433	2.12	2.61	3.36
	Foreign assets (2)
	Cash and deposits with banks	30,270	20,050	13,305	36	99	232	0.12	0.49	1.74
	Securities	72,870	62,014	49,059	574	792	927	0.79	1.28	1.89
	Securities borrowed or purchased under resale agreements	51,157	42,199	35,491	165	552	978	0.32	1.31	2.76
Loans	Residential mortgages	4,501	4,429	3,815	157	176	201	3.49	3.97	5.27
	Personal and credit card	1,321	1,309	1,435	83	97	105	6.28	7.41	7.32
	Business and government	66,677	66,015	55,443	1,995	2,416	2,819	2.99	3.66	5.08
	Total loans	72,499	71,753	60,693	2,235	2,689	3,125	3.08	3.75	5.15
	Other interest-bearing assets	923	701	555	55	55	2	5.96	7.85	0.36
	Derivative instruments	24,186	20,629	13,419	–	–	–	–	–	–
	Customers’ liability under acceptances	1	1	–	–	–	–	–	–	–
	Other non-interest-bearing assets	6,985	7,792	7,297	–	–	–	–	–	–
	Total foreign assets	258,891	225,139	179,819	3,065	4,187	5,264	1.18	1.86	2.93
	Total assets	$809,621	$735,492	$639,716	$14,741	$17,522	$20,697	1.82%	2.38%	3.24%
	Domestic liabilities (2)
Deposits	Personal	$189,599	$172,913	$157,537	$734	$1,405	$1,861	0.39%	0.81%	1.18%
	Business and government	198,978	178,476	153,092	1,170	2,019	3,033	0.59	1.13	1.98
	Bank	2,220	2,105	1,915	3	13	29	0.14	0.62	1.51
	Secured borrowings	37,893	39,076	39,111	378	668	1,037	1.00	1.71	2.65
	Total deposits	428,690	392,570	351,655	2,285	4,105	5,960	0.53	1.05	1.69
	Derivative instruments	10,621	14,398	10,790	–	–	–	–	–	–
	Acceptances	10,614	9,563	10,171	–	–	–	–	–	–
	Obligations related to securities sold short	19,018	16,794	15,412	229	251	285	1.20	1.49	1.85
	Obligations related to securities lent or sold under repurchase agreements	26,349	27,374	15,995	151	220	477	0.57	0.80	2.98
	Other liabilities	20,432	6,464	14,621	36	49	9	0.18	0.76	0.06
	Subordinated indebtedness	5,340	4,891	4,549	120	152	193	2.25	3.11	4.24
	Total domestic liabilities	521,064	472,054	423,193	2,821	4,777	6,924	0.54	1.01	1.64
	Foreign liabilities (2)
Deposits	Personal	16,795	16,974	15,543	62	142	193	0.37	0.84	1.24
	Business and government	134,038	113,877	97,429	268	964	2,068	0.20	0.85	2.12
	Bank	16,848	13,891	12,277	20	100	197	0.12	0.72	1.60
	Secured borrowings	1,883	1,322	226	16	15	4	0.85	1.13	1.77
	Total deposits	169,564	146,064	125,475	366	1,221	2,462	0.22	0.84	1.96
	Derivative instruments	22,571	20,718	14,130	–	–	–	–	–	–
	Acceptances	1	1	–	–	–	–	–	–	–
	Obligations related to securities sold short	1,050	1,047	1,089	7	3	6	0.67	0.29	0.55
	Obligations related to securities lent or sold under repurchase agreements	50,142	41,881	35,413	57	436	721	0.11	1.04	2.04
	Other liabilities	2,395	13,706	3,014	29	34	28	1.21	0.25	0.93
	Subordinated indebtedness	96	152	150	2	7	5	2.08	4.61	3.33
	Total foreign liabilities	245,819	223,569	179,271	461	1,701	3,222	0.19	0.76	1.80
	Total liabilities	766,883	695,623	602,464	3,282	6,478	10,146	0.43	0.93	1.68
	Shareholders’ equity	42,563	39,682	37,072	–	–	–	–	–	–
	Non-controlling interests	175	187	180	–	–	–	–	–	–
	Total liabilities and equity	$809,621	$735,492	$639,716	$3,282	$6,478	$10,146	0.41%	0.88%	1.59%
	Net interest income and net interest margin (3)				$11,459	$11,044	$10,551	1.42%	1.50%	1.65%
Additional disclosures: Non-interest-bearing deposit liabilities
	Domestic	$76,224	$59,862	$48,478
	Foreign	22,396	18,430	14,582

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.
(3)	Net interest income as a percentage of average assets.

92	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Volume/rate analysis of changes in net interest income

	$ millions	2021/2020			2020/2019
		Increase (decrease) due to change in:			Increase (decrease) due to change in:
		Average balance	Average rate	Total	Average balance	Average rate	Total
	Domestic assets (1)
	Cash and deposits with banks	$36	$(91)	$(55)	$529	$(543)	$(14)
	Securities	145	(354)	(209)	252	(328)	(76)
	Securities borrowed or purchased under resale agreements	8	(144)	(136)	53	(259)	(206)
Loans	Residential mortgages	583	(1,023)	(440)	163	(929)	(766)
	Personal and credit card	(121)	(350)	(471)	(116)	(463)	(579)
	Business and government	81	(412)	(331)	190	(581)	(391)
	Total loans	543	(1,785)	(1,242)	237	(1,973)	(1,736)
	Other interest-bearing assets	44	(61)	(17)	45	(111)	(66)
	Change in domestic interest income	776	(2,435)	(1,659)	1,116	(3,214)	(2,098)
	Foreign assets (1)
	Cash and deposits with banks	50	(113)	(63)	118	(251)	(133)
	Securities	139	(357)	(218)	245	(380)	(135)
	Securities borrowed or purchased under resale agreements	117	(504)	(387)	185	(611)	(426)
Loans	Residential mortgages	3	(22)	(19)	32	(57)	(25)
	Personal and credit card	1	(15)	(14)	(9)	1	(8)
	Business and government	24	(445)	(421)	538	(941)	(403)
	Total loans	28	(482)	(454)	561	(997)	(436)
	Other interest-bearing assets	17	(17)	–	1	52	53
	Change in foreign interest income	351	(1,473)	(1,122)	1,110	(2,187)	(1,077)
	Total change in interest income	$1,127	$(3,908)	$(2,781)	$2,226	$(5,401)	$(3,175)
	Domestic liabilities (1)
Deposits	Personal	$136	$(807)	$(671)	$182	$(638)	$(456)
	Business and government	232	(1,081)	(849)	503	(1,517)	(1,014)
	Bank	1	(11)	(10)	3	(19)	(16)
	Secured borrowings	(20)	(270)	(290)	(1)	(368)	(369)
	Total deposits	349	(2,169)	(1,820)	687	(2,542)	(1,855)
	Obligations related to securities sold short	33	(55)	(22)	26	(60)	(34)
	Obligations related to securities lent or sold under repurchase agreements	(8)	(61)	(69)	339	(596)	(257)
	Other liabilities	106	(119)	(13)	(5)	45	40
	Subordinated indebtedness	14	(46)	(32)	15	(56)	(41)
	Change in domestic interest expense	494	(2,450)	(1,956)	1,062	(3,209)	(2,147)
	Foreign liabilities (1)
Deposits	Personal	(1)	(79)	(80)	18	(69)	(51)
	Business and government	171	(867)	(696)	349	(1,453)	(1,104)
	Bank	21	(101)	(80)	26	(123)	(97)
	Secured borrowings	6	(5)	1	19	(8)	11
	Total deposits	197	(1,052)	(855)	412	(1,653)	(1,241)
	Obligations related to securities sold short	–	4	4	–	(3)	(3)
	Obligations related to securities lent or sold under repurchase agreements	86	(465)	(379)	132	(417)	(285)
	Other liabilities	(28)	23	(5)	99	(93)	6
	Subordinated indebtedness	(3)	(2)	(5)	–	2	2
	Change in foreign interest expense	252	(1,492)	(1,240)	643	(2,164)	(1,521)
	Total change in interest expense	$746	$(3,942)	$(3,196)	$1,705	$(5,373)	$(3,668)
	Change in total net interest income	$381	$34	$415	$521	$(28)	$493

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

CIBC 2021 ANNUAL REPORT	93

Management’s discussion and analysis

Analysis of net loans and acceptances(1)

	Canada (2)					U.S. (2)
$ millions, as at October 31	2021	2020	2019	2018	2017	2021	2020	2019	2018	2017
Residential mortgages	$246,581	$216,215	$204,383	$203,930	$203,787	$2,071	$2,000	$1,527	$1,152	$902
Personal	39,940	40,317	41,906	41,506	39,533	542	409	435	356	326
Credit card	10,362	10,550	12,143	12,060	11,805	22	27	35	36	35
Total net consumer loans	296,883	267,082	258,432	257,496	255,125	2,635	2,436	1,997	1,544	1,263
Non-residential mortgages	6,259	5,844	6,064	6,426	6,481	48	292	115	39	95
Financial institutions	11,407	9,434	7,565	6,885	5,403	13,705	7,560	8,111	5,529	3,248
Retail and wholesale	6,549	5,442	6,548	6,000	5,186	2,449	2,089	2,215	2,013	1,904
Business services	6,663	6,824	6,975	6,969	6,237	4,808	5,095	4,398	3,720	3,567
Manufacturing – capital goods	2,222	2,115	2,465	2,318	1,912	2,500	2,547	2,399	2,143	1,559
Manufacturing – consumer goods	3,430	3,326	3,972	3,294	3,019	1,283	1,057	958	695	702
Real estate and construction (3)	25,151	20,782	18,465	16,297	13,293	18,138	18,750	16,871	14,559	13,761
Agriculture	7,242	6,829	6,965	6,011	5,558	129	103	124	79	107
Oil and gas	2,539	3,627	3,648	3,246	3,159	1,818	2,364	2,447	1,852	1,838
Mining	415	610	1,024	824	668	127	142	154	60	87
Forest products	283	474	628	446	464	165	141	162	215	209
Hardware and software	589	608	713	624	539	2,275	1,939	1,387	1,202	883
Telecommunications and cable	238	108	191	275	281	1,196	1,015	314	887	756
Publishing, printing, and broadcasting	343	406	557	527	291	71	99	92	102	117
Transportation	2,526	2,218	2,193	1,880	1,818	1,255	1,283	1,263	893	602
Utilities	4,397	3,783	3,027	3,328	2,840	3,654	3,332	2,353	1,650	1,713
Education, health and social services	3,664	3,333	3,221	2,870	2,937	3,927	4,203	2,941	3,040	3,099
Governments	1,666	1,173	857	954	869	229	216	127	92	7
Others	–	–	–	–	–	–	–	–	–	12
Stage 1 and 2 allowance for credit losses (2017: Collective allowance allocated to business and government loans) (3)(4)	(245)	(341)	(144)	(98)	(195)	(282)	(536)	(138)	(108)	(83)
Total net business and government loans, including acceptances	85,338	76,595	74,934	69,076	60,760	57,495	51,691	46,293	38,662	34,183
Total net loans and acceptances	$382,221	$343,677	$333,366	$326,572	$315,885	$60,130	$54,127	$48,290	$40,206	$35,446

Analysis of net loans and acceptances (continued)(1)

	Other (2)					Total
$ millions, as at October 31	2021	2020	2019	2018	2017	2021	2020	2019	2018	2017
Residential mortgages	$2,594	$2,587	$2,531	$2,453	$2,379	$251,246	$220,802	$208,441	$207,535	$207,068
Personal	647	664	757	715	583	41,129	41,390	43,098	42,577	40,442
Credit card	125	145	157	159	152	10,509	10,722	12,335	12,255	11,992
Total net consumer loans	3,366	3,396	3,445	3,327	3,114	302,884	272,914	263,874	262,367	259,502
Non-residential mortgages	268	252	258	266	218	6,575	6,388	6,437	6,731	6,794
Financial institutions	3,896	2,227	2,103	2,043	841	29,008	19,221	17,779	14,457	9,492
Retail and wholesale	596	517	510	618	706	9,594	8,048	9,273	8,631	7,796
Business services	1,789	1,758	1,801	1,675	1,736	13,260	13,677	13,174	12,364	11,540
Manufacturing – capital goods	93	49	128	125	432	4,815	4,711	4,992	4,586	3,903
Manufacturing – consumer goods	91	97	61	92	111	4,804	4,480	4,991	4,081	3,832
Real estate and construction (3)	1,264	1,312	1,529	1,624	1,325	44,553	40,844	36,865	32,480	28,379
Agriculture	36	147	104	25	22	7,407	7,079	7,193	6,115	5,687
Oil and gas	238	346	28	74	185	4,595	6,337	6,123	5,172	5,182
Mining	490	507	642	710	784	1,032	1,259	1,820	1,594	1,539
Forest products	–	–	–	–	–	448	615	790	661	673
Hardware and software	130	107	21	–	20	2,994	2,654	2,121	1,826	1,442
Telecommunications and cable	130	140	185	208	301	1,564	1,263	690	1,370	1,338
Publishing, printing, and broadcasting	95	58	81	85	89	509	563	730	714	497
Transportation	2,909	3,033	2,012	1,642	1,847	6,690	6,534	5,468	4,415	4,267
Utilities	3,519	2,945	1,926	833	878	11,570	10,060	7,306	5,811	5,431
Education, health and social services	23	27	34	28	29	7,614	7,563	6,196	5,938	6,065
Governments	1,736	1,817	1,657	1,598	1,662	3,631	3,206	2,641	2,644	2,538
Others	–	–	–	–	–	–	–	–	–	12
Stage 1 and 2 allowance for credit losses (2017: Collective allowance allocated to business and government loans) (3)(4)	(141)	(151)	(73)	(90)	(73)	(668)	(1,028)	(355)	(296)	(351)
Total net business and government loans, including acceptances	17,162	15,188	13,007	11,556	11,113	159,995	143,474	134,234	119,294	106,056
Total net loans and acceptances	$20,528	$18,584	$16,452	$14,883	$14,227	$462,879	$416,388	$398,108	$381,661	$365,558

(1)

In the third quarter of 2021, certain amounts by sector were revised from those previously presented to align with our revised sector definition, or to better match the borrowers’ risk profiles with the relevant sectors.

(2)	Classification by country is primarily based on domicile of debtor or customer.
(3)	Stage 3 allowance for credit losses (2017: individual allowance under IAS 39) is allocated to business and government loans, including acceptances, by category above.
(4)	Stage 1 and 2 allowance (2017: collective allowance under IAS 39) are primarily allocated based on the geographic location where they are recorded.

94	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Summary of allowance for credit losses

$ millions, as at or for the year ended October 31	2021	2020	2019	2018 (1)	2017
Balance at beginning of year under IAS 39	n/a	n/a	n/a	$1,737	$1,813
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	n/a	63	n/a
Balance at beginning of year under IFRS 9	$3,722	$2,044	$1,741	1,800	n/a
Provision for credit losses	158	2,489	1,286	870	829
Write-offs
Domestic (2)
Residential mortgages	26	15	22	19	21
Personal and credit card	663	755	897	866	869
Other business and government	126	43	30	37	51
Foreign (2)
Residential mortgages	1	1	7	35	17
Personal and credit card	17	7	14	14	19
Other business and government	153	114	160	79	80
Total write-offs	986	935	1,130	1,050	1,057
Recoveries
Domestic (2)
Personal and credit card	185	170	173	174	168
Other business and government	5	4	6	6	15
Foreign (2)
Residential mortgages	3	6	2	–	–
Personal and credit card	4	7	6	4	5
Other business and government	9	5	7	6	5
Total recoveries	206	192	194	190	193
Net write-offs	780	743	936	860	864
Interest income on impaired loans	(41)	(45)	(40)	(23)	(26)
Foreign exchange and other	(89)	(23)	(7)	(46)	(15)
Balance at end of year	$2,970	$3,722	$2,044	$1,741	$1,737
Comprises:
Loans	$2,849	$3,540	$1,915	$1,639	$1,618
Undrawn credit facilities and other off-balance sheet exposures	121	182	129	102	119
Ratio of net write-offs during the year to average loans outstanding during the year	0.18%	0.19%	0.25%	0.24%	0.26%

(1)

Effective November 1, 2017, all loans that are contractually 90 days in arrears are automatically classified as impaired and as stage 3 under IFRS 9, except for credit card loans which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services. The determination of impairment was generally the same under IAS 39, except (i) residential mortgages guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were not classified as impaired until payments were contractually 365 days in arrears, and (ii) residential mortgages guaranteed or insured by a private insurer, or loans that were fully secured and in the process of collection were not classified as impaired until payments were contractually 180 days in arrears.

(2)	Classification as domestic or foreign is primarily based on domicile of debtor or customer.
n/a	Not applicable.

Allowance for credit losses on impaired loans as a percentage of gross impaired loans

	Allowance for credit losses (1)					Allowance as a % of gross impaired loans
$ millions, as at October 31	2021	2020	2019	2018 (2)	2017 (3)	2021	2020	2019	2018 (2)	2017 (3)
Domestic (4)
Residential mortgages	$54	$69	$61	$54	$22	12.7%	10.8%	10.5%	10.9%	7.5%
Personal loans	64	80	98	79	110	61.5	60.2	62.4	57.7	94.8
Business and government	344	406	217	56	43	72.9	62.6	45.8	41.5	41.7
Total domestic	462	555	376	189	175	46.2	39.1	31.0	24.6	34.2
Foreign (4)
Residential mortgages	104	82	79	89	123	48.8	47.7	46.5	49.4	55.7
Personal loans	42	33	30	30	31	72.4	68.8	63.8	66.7	56.4
Business and government	164	244	159	174	148	29.2	34.4	36.4	35.8	28.3
Total foreign	310	359	268	293	302	37.3	38.6	41.0	41.2	37.8
Total allowance	$772	$914	$644	$482	$477	42.1%	38.9%	34.5%	32.6%	36.4%

(1)	Excludes allowance on undrawn credit facilities and other off-balance sheet exposures.
(2)

Effective November 1, 2017, all loans that are contractually 90 days in arrears are automatically classified as impaired and as stage 3 under IFRS 9, except for credit card loans which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services. The determination of impairment was generally the same under IAS 39, except (i) residential mortgages guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were not classified as impaired until payments were contractually 365 days in arrears, and (ii) residential mortgages guaranteed or insured by a private insurer, or loans that were fully secured and in the process of collection were not classified as impaired until payments were contractually 180 days in arrears.

(3)	Under IAS 39, comprises individual allowance, and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent.
(4)	Classification as domestic or foreign is primarily based on domicile of debtor or customer.

CIBC 2021 ANNUAL REPORT	95

Management’s discussion and analysis

Allowance on performing loans as a percentage of net loans and acceptances

	Allowance for credit losses (1)(2)					Allowance as a % of net loans and acceptances
$ millions, as at October 31	2021	2020	2019	2018 (3)	2017	2021	2020	2019	2018 (3)	2017
Domestic
Residential mortgages	$65	$89	$38	$29	$34	–%	–%	–%	–%	–%
Personal loans	647	697	415	362	345	1.6	1.7	1.0	0.9	0.9
Credit cards	619	659	413	415	383	6.0	6.2	3.4	3.4	3.2
Business and government	245	341	144	98	187	0.3	0.4	0.2	0.1	0.3
Total domestic	1,576	1,786	1,010	904	949	0.4	0.5	0.3	0.3	0.3
Foreign
Residential mortgages	57	123	33	42	24	1.2	2.7	0.8	1.2	0.7
Personal loans	15	22	10	10	9	1.3	2.1	0.8	0.9	1.0
Credit cards	6	8	7	3	3	4.1	4.7	3.6	1.5	1.6
Business and government	423	687	211	198	156	0.6	1.0	0.4	0.4	0.3
Total foreign	501	840	261	253	192	0.6	1.2	0.4	0.5	0.4
Total stage 1 and 2 allowance (2017: total allowance)	$2,077	$2,626	$1,271	$1,157	$1,141	0.4%	0.6%	0.3%	0.3%	0.3%

(1)	Excludes allowance on undrawn credit facilities and other off-balance sheet exposures.
(2)	Stage 1 and 2 allowance (2017: collective allowance under IAS 39) are primarily allocated based on the geographic location where they are recorded.
(3)

Effective November 1, 2017, all loans that are contractually 90 days in arrears are automatically classified as impaired and as stage 3 under IFRS 9, except for credit card loans which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services. The determination of impairment was generally the same under IAS 39, except (i) residential mortgages guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were not classified as impaired until payments were contractually 365 days in arrears, and (ii) residential mortgages guaranteed or insured by a private insurer, or loans that were fully secured and in the process of collection were not classified as impaired until payments were contractually 180 days in arrears.

Net loans and acceptances by geographic location(1)

$ millions, as at October 31	2021		2020		2019		2018		2017
Canada
Atlantic provinces	$14,898		$14,685		$14,578		$14,036		$14,194
Quebec	35,092		30,916		30,113		28,598		27,027
Ontario	202,789		176,915		169,073		165,592		157,987
Prairie provinces	15,092		14,710		14,680		13,947		13,746
Alberta, Northwest Territories and Nunavut	46,816		46,133		45,103		44,896		44,354
British Columbia and Yukon	69,110		62,104		60,829		60,407		59,479
Stage 1 and 2 allowance (2017: collective allowance) allocated to Canada (2)	(1,576	) (3)	(1,786	) (3)	(1,010	) (3)	(904	) (3)	(902	) (4)
Total Canada	382,221		343,677		333,366		326,572		315,885
U.S.	60,130		54,127		48,290		40,206		35,446
Other countries	20,528		18,584		16,452		14,883		14,227
Total net loans and acceptances	$462,879		$416,388		$398,108		$381,661		$365,558

(1)	Classification by country is primarily based on domicile of debtor or customer.
(2)	Stage 1 and 2 allowance (2017: collective allowance under IAS 39) are primarily allocated based on the geographic location where they are recorded.
(3)	Stage 3 allowance for credit losses (2017: individual allowance under IAS 39) is allocated to provinces above, including acceptances.
(4)

Under IAS 39, relates to collective allowance, except for: (i) residential mortgages greater than 90 days delinquent; and (ii) personal loans and scored small business loans greater than 30 days delinquent.

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Management’s discussion and analysis

Net impaired loans

	Canada (1)					U.S. (1)
$ millions, as at October 31	2021	2020	2019	2018 (2)	2017	2021	2020	2019	2018 (2)	2017
Gross impaired loans
Residential mortgages	$425	$637	$581	$497	$292	$18	$17	$16	$13	$9
Personal	104	133	157	137	116	3	5	5	2	2
Total gross impaired consumer loans	529	770	738	634	408	21	22	21	15	11
Non-residential mortgages	2	15	3	3	7	–	–	–	–	–
Financial institutions	4	8	2	5	–	70	34	37	65	8
Retail, wholesale and business services	192	383	283	62	38	55	98	89	44	52
Manufacturing – consumer and capital goods	24	5	6	7	6	51	65	35	14	1
Real estate and construction	16	39	38	39	33	239	169	46	90	137
Agriculture	10	27	53	8	9	–	–	–	–	–
Resource-based industries	50	124	46	1	2	7	135	69	54	114
Telecommunications, media and technology	4	1	2	2	3	6	6	2	2	2
Transportation	6	4	4	3	2	–	–	–	1	–
Utilities	93	38	32	–	–	–	34	–	–	–
Other	71	5	5	5	3	8	21	23	56	45
Total gross impaired – business and government loans	472	649	474	135	103	436	562	301	326	359
Total gross impaired loans	1,001	1,419	1,212	769	511	457	584	322	341	370
Other past due loans (3)	64	127	96	100	337	–	–	–	–	–
Total gross impaired and other past due loans	$1,065	$1,546	$1,308	$869	$848	$457	$584	$322	$341	$370
Allowance for credit losses
Residential mortgages	$54	$69	$61	$54	$22	$5	$3	$3	$2	$–
Personal	64	80	98	79	110	2	2	1	–	–
Total allowance – consumer loans	118	149	159	133	132	7	5	4	2	–
Non-residential mortgages	–	–	–	–	2	–	–	–	–	–
Financial institutions	1	4	1	–	–	15	8	1	14	–
Retail, wholesale and business services	177	289	151	26	18	19	24	28	27	16
Manufacturing – consumer and capital goods	9	3	4	4	5	3	29	–	1	–
Real estate and construction	8	11	16	15	9	62	58	28	41	41
Agriculture	7	22	24	4	–	–	–	–	–	–
Resource-based industries	33	56	11	1	2	1	48	34	5	8
Telecommunications, media and technology	3	–	–	1	2	1	2	–	–	–
Transportation	3	2	2	2	2	–	–	–	–	–
Utilities	79	17	5	–	–	–	5	–	–	–
Other	24	2	3	3	3	–	1	10	–	–
Total allowance – business and government loans	344	406	217	56	43	101	175	101	88	65
Total allowance	$462	$555	$376	$189	$175	$108	$180	$105	$90	$65
Net impaired loans
Residential mortgages	$371	$568	$520	$443	$270	$13	$14	$13	$11	$9
Personal	40	53	59	58	6	1	3	4	2	2
Total net impaired consumer loans	411	621	579	501	276	14	17	17	13	11
Non-residential mortgages	2	15	3	3	5	–	–	–	–	–
Financial institutions	3	4	1	5	–	55	26	36	51	8
Retail, wholesale and business services	15	94	132	36	20	36	74	61	17	36
Manufacturing – consumer and capital goods	15	2	2	3	1	48	36	35	13	1
Real estate and construction	8	28	22	24	24	177	111	18	49	96
Agriculture	3	5	29	4	9	–	–	–	–	–
Resource-based industries	17	68	35	–	–	6	87	35	49	106
Telecommunications, media and technology	1	1	2	1	1	5	4	2	2	2
Transportation	3	2	2	1	–	–	–	–	1	–
Utilities	14	21	27	–	–	–	29	–	–	–
Other	47	3	2	2	–	8	20	13	56	45
Total net impaired – business and government loans	128	243	257	79	60	335	387	200	238	294
Total net impaired loans	$539	$864	$836	$580	$336	$349	$404	$217	$251	$305

(1)	Classification by country is primarily based on domicile of debtor or customer.
(2)

Effective November 1, 2017, all loans that are contractually 90 days in arrears are automatically classified as impaired and as stage 3 under IFRS 9, except for credit card loans which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services. The determination of impairment was generally the same under IAS 39, except (i) residential mortgages guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were not classified as impaired until payments were contractually 365 days in arrears, and (ii) residential mortgages guaranteed or insured by a private insurer, or loans that were fully secured and in the process of collection were not classified as impaired until payments were contractually 180 days in arrears.

(3)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.

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Management’s discussion and analysis

Net impaired loans (continued)

	Other (1)					Total
$ millions, as at October 31	2021	2020	2019	2018 (2)	2017	2021	2020	2019	2018 (2)	2017
Gross impaired loans
Residential mortgages	$195	$155	$154	$167	$212	$638	$809	$751	$677	$513
Personal	55	43	42	43	53	162	181	204	182	171
Total gross impaired consumer loans	250	198	196	210	265	800	990	955	859	684
Non-residential mortgages	11	11	17	15	17	13	26	20	18	24
Financial institutions	1	1	–	1	2	75	43	39	71	10
Retail, wholesale and business services	53	49	43	52	57	300	530	415	158	147
Manufacturing – consumer and capital goods	16	3	4	4	5	91	73	45	25	12
Real estate and construction	42	55	59	72	78	297	263	143	201	248
Agriculture	–	–	–	1	1	10	27	53	9	10
Resource-based industries	–	27	–	–	–	57	286	115	55	116
Telecommunications, media and technology	–	–	–	–	–	10	7	4	4	5
Transportation	2	2	2	3	4	8	6	6	7	6
Utilities	–	–	–	–	–	93	72	32	–	–
Other	–	–	11	12	–	79	26	39	73	48
Total gross impaired – business and government loans	125	148	136	160	164	1,033	1,359	911	621	626
Total gross impaired loans	375	346	332	370	429	1,833	2,349	1,866	1,480	1,310
Other past due loans (3)	2	5	3	3	3	66	132	99	103	340
Total gross impaired and other past due loans	$377	$351	$335	$373	$432	$1,899	$2,481	$1,965	$1,583	$1,650
Allowance for credit losses
Residential mortgages	$99	$79	$76	$87	$123	$158	$151	$140	$143	$145
Personal	40	31	29	30	31	106	113	128	109	141
Total allowance – consumer loans	139	110	105	117	154	264	264	268	252	286
Non-residential mortgages	2	2	5	7	9	2	2	5	7	11
Financial institutions	1	1	–	1	–	17	13	2	15	–
Retail, wholesale and business services	33	21	18	28	29	229	334	197	81	63
Manufacturing – consumer and capital goods	4	2	2	3	3	16	34	6	8	8
Real estate and construction	22	29	30	39	39	92	98	74	95	89
Agriculture	–	–	–	1	1	7	22	24	5	1
Resource-based industries	–	13	–	–	–	34	117	45	6	10
Telecommunications, media and technology	–	–	–	–	–	4	2	–	1	2
Transportation	1	1	1	2	2	4	3	3	4	4
Utilities	–	–	–	–	–	79	22	5	–	–
Other	–	–	2	5	–	24	3	15	8	3
Total allowance – business and government loans	63	69	58	86	83	508	650	376	230	191
Total allowance	$202	$179	$163	$203	$237	$772	$914	$644	$482	$477
Net impaired loans
Residential mortgages	$96	$76	$78	$80	$89	$480	$658	$611	$534	$368
Personal	15	12	13	13	22	56	68	76	73	30
Total net impaired consumer loans	111	88	91	93	111	536	726	687	607	398
Non-residential mortgages	9	9	12	8	8	11	24	15	11	13
Financial institutions	–	–	–	–	2	58	30	37	56	10
Retail, wholesale and business services	20	28	25	24	28	71	196	218	77	84
Manufacturing – consumer and capital goods	12	1	2	1	2	75	39	39	17	4
Real estate and construction	20	26	29	33	39	205	165	69	106	159
Agriculture	–	–	–	–	–	3	5	29	4	9
Resource-based industries	–	14	–	–	–	23	169	70	49	106
Telecommunications, media and technology	–	–	–	–	–	6	5	4	3	3
Transportation	1	1	1	1	2	4	3	3	3	2
Utilities	–	–	–	–	–	14	50	27	–	–
Other	–	–	9	7	–	55	23	24	65	45
Total net impaired – business and government loans	62	79	78	74	81	525	709	535	391	435
Total net impaired loans	$173	$167	$169	$167	$192	$1,061	$1,435	$1,222	$998	$833

(1)	Classification by country is primarily based on domicile of debtor or customer.
(2)

Effective November 1, 2017, all loans that are contractually 90 days in arrears are automatically classified as impaired and as stage 3 under IFRS 9, except for credit card loans which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services. The determination of impairment was generally the same under IAS 39, except (i) residential mortgages guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were not classified as impaired until payments were contractually 365 days in arrears, and (ii) residential mortgages guaranteed or insured by a private insurer, or loans that were fully secured and in the process of collection were not classified as impaired until payments were contractually 180 days in arrears.

(3)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.

98	CIBC 2021 ANNUAL REPORT

Management’s discussion and analysis

Deposits

	Average balance (1)			Interest			Rate
$ millions, for the year ended October 31	2021	2020	2019	2021	2020	2019	2021	2020	2019
Deposits in domestic bank offices (2)
Payable on demand
Personal	$12,820	$11,945	$9,939	$5	$14	$17	0.04%	0.12%	0.17%
Business and government	67,233	50,683	43,539	164	305	585	0.24	0.60	1.34
Bank	8,881	5,761	4,517	–	1	3	–	0.02	0.07
Payable after notice
Personal	130,636	109,856	99,859	194	460	855	0.15	0.42	0.86
Business and government	64,661	56,758	44,691	390	659	927	0.60	1.16	2.07
Bank	351	276	256	2	2	4	0.57	0.72	1.56
Payable on a fixed date
Personal	50,479	55,164	51,522	552	969	1,040	1.09	1.76	2.02
Business and government	105,251	102,953	85,978	684	1,358	2,063	0.65	1.32	2.40
Bank	2,167	2,078	1,161	2	20	23	0.09	0.96	1.98
Secured borrowings	37,893	39,076	39,111	378	668	1,037	1.00	1.71	2.65
Total domestic	480,372	434,550	380,573	2,371	4,456	6,554	0.49	1.03	1.72
Deposits in foreign bank offices
Payable on demand
Personal	2,213	1,971	1,687	1	2	2	0.05	0.10	0.12
Business and government	24,156	20,454	15,687	8	32	70	0.03	0.16	0.45
Bank	37	31	13	1	1	–	2.70	3.23	–
Payable after notice
Personal	8,305	8,119	6,909	33	66	82	0.40	0.81	1.19
Business and government	16,623	12,825	9,544	26	83	185	0.16	0.65	1.94
Payable on a fixed date
Personal	1,941	2,832	3,164	11	36	58	0.57	1.27	1.83
Business and government	55,092	48,680	51,082	166	546	1,271	0.30	1.12	2.49
Bank	7,632	7,850	8,245	18	89	196	0.24	1.13	2.38
Secured borrowings	1,883	1,322	226	16	15	4	0.85	1.13	1.77
Total foreign	117,882	104,084	96,557	280	870	1,868	0.24	0.84	1.93
Total deposits	$598,254	$538,634	$477,130	$2,651	$5,326	$8,422	0.44%	0.99%	1.77%

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)	Deposits by foreign depositors in our domestic bank offices amounted to $51.9 billion (2020: $42.2 billion; 2019: $29.3 billion).

Short-term borrowings

$ millions, as at or for the year ended October 31	2021	2020	2019
Amounts outstanding at end of year
Obligations related to securities sold short	$22,790	$15,963	$15,635
Obligations related to securities lent or sold under repurchase agreements	74,343	73,477	53,623
Total short-term borrowings	$97,133	$89,440	$69,258
Obligations related to securities sold short
Average balance (1)	$20,068	$17,841	$16,501
Maximum month-end balance	22,790	22,467	18,448
Average interest rate	1.18%	1.42%	1.76%
Obligations related to securities lent or sold under repurchase agreements
Average balance (1)	$76,491	$69,255	$51,408
Maximum month-end balance	83,664	81,349	57,346
Average interest rate	0.27%	0.95%	2.33%

(1)	Average balances are calculated as a weighted average of daily closing balances.

Fees paid to the shareholders’ auditor

$ millions, for the year ended October 31	2021	2020	2019
Audit fees (1)	$23.1	$24.0	$22.3
Audit-related fees (2)	2.3	2.2	1.7
Tax fees (3)	1.3	1.4	1.9
All other fees (4)	–	–	0.1
Total	$26.7	$27.6	$26.0

(1)

For the audit of CIBC’s annual financial statements and the audit of certain of our subsidiaries, as well as other services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal control over financial reporting under the standards of the Public Company Accounting Oversight Board (United States).

(2)

For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s consolidated financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance and advisory services.
(4)	Includes fees for non-audit services.

CIBC 2021 ANNUAL REPORT	99

Management’s discussion and analysis

Glossary

Allowance for credit losses

Under IFRS 9, allowance for credit losses represents 12 months of expected credit losses (ECL) for instruments that have not been subject to a significant increase in credit risk, while allowance for credit losses represents lifetime ECL for instruments that have been subject to a significant increase in credit risk, including impaired instruments. ECL allowances for loans and acceptances are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for fair value through other comprehensive income (FVOCI) debt securities are included as a component of the carrying value of the securities, which are measured at fair value. Expected credit loss allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.

Under IAS 39, allowance for credit losses generally represented an allowance set up in the financial statements sufficient to absorb specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit and guarantees. This allowance can be “collective”, assessed by reviewing a portfolio of loans with similar characteristics, or “individual”, assessed by reviewing the characteristics of an individual exposure.

Allowance for credit losses are adjusted for provisions for (reversals of) credit losses and are reduced by write-offs, net of recoveries.

Amortized cost

The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction for impairment (directly or through the use of an allowance account). The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.

Assets under administration (AUA)

Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The services provided by CIBC are of an administrative nature, such as safekeeping of securities, client reporting and record keeping, collection of investment income, and the settlement of purchase and sale transactions. In addition, assets under management (AUM) amounts are included in the amounts reported under AUA.

Assets under management (AUM)

Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.

Average interest-earning assets

Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with the Bank of Canada, securities, cash collateral on securities borrowed or securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets.

Basis point

One-hundredth of a percentage point (0.01%).

Collateral

Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.

Collateralized debt obligation (CDO)

Securitization of any combination of corporate debt, asset-backed securities (ABS), mortgage-backed securities or tranches of other CDOs to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return to meet investor demand.

Collateralized loan obligation (CLO)

Securitizations of diversified portfolios of corporate debt obligations and/or ABS that are tranched into securities that offer varying degrees of risk and return to meet investor demand.

Common shareholders’ equity

Common shareholders’ equity includes common shares, contributed surplus, retained earnings and accumulated other comprehensive income (AOCI).

Credit derivatives

A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment of an underlying financial instrument to another party (the guarantor).

Credit valuation adjustment (CVA)

A valuation adjustment that is required to be considered in measuring fair value of over-the-counter (OTC) derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net counterparty credit risk (CCR) exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.

Current replacement cost

The estimated cost of replacing an asset at the present time according to its current worth.

Derivatives

A financial contract that derives its value from the performance of an underlying instrument, index or financial rate.

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Management’s discussion and analysis

Dividend payout ratio

Common share dividends paid as a percentage of net income after preferred share dividends, premium on preferred share redemptions, and distributions on other equity instruments.

Dividend yield

Dividends per common share divided by the closing common share price.

Effective interest rate method

A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Efficiency ratio

Non-interest expenses as a percentage of total revenue (net interest income and non-interest income).

Exchange-traded derivative contracts

Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.

Fair value

The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.

Forward contracts

A non-standardized contract to buy or sell a specified asset at a specified price and specified date in the future.

Forward rate agreement

An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.

Full-time equivalent employees

A measure that normalizes the number of full-time and part-time employees, base salary plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period, for individuals whose compensation is included in the Employee compensation and benefits line on the consolidated statement of income.

Futures

A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.

Guarantees and standby letters of credit

Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.

Hedge

A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.

Loan loss ratio

The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.

Mark-to-market

The fair value (as defined above) at which an asset can be sold or a liability can be transferred.

Net interest income

The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).

Net interest margin

Net interest income as a percentage of average assets.

Normal course issuer bid (NCIB)

Involves a listed company buying its own shares for cancellation through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.

Notional amount

Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.

Off-balance sheet financial instruments

A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.

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Management’s discussion and analysis

Office of the Superintendent of Financial Institutions (OSFI)

OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.

Operating leverage

Operating leverage is the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest expenses.

Options

A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.

Provision for (reversal of) credit losses

An amount charged or credited to income to adjust the allowance for credit losses to the appropriate level, for both performing and impaired financial assets. Provision for (reversal of) credit losses for loans and acceptances and related off-balance sheet loan commitments is included in the Provision for (reversal of) credit losses line on the consolidated statement of income. Provision for (reversal of) credit losses for debt securities measured at FVOCI or amortized cost is included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.

Return on average assets or average interest-earning assets

Net income expressed as a percentage of average assets or average interest-earning assets.

Return on common shareholders’ equity

Net income attributable to equity shareholders expressed as a percentage of average common shareholders’ equity.

Securities borrowed

Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.

Securities lent

Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.

Securities purchased under resale agreements

A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.

Securities sold short

A transaction in which the seller sells securities that it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

Securities sold under repurchase agreements

A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.

Structured entities (SEs)

Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Swap contracts

A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.

Taxable equivalent basis (TEB)

The gross-up of tax-exempt revenue on certain securities to a TEB. There is an equivalent offsetting adjustment to the income tax expense.

Total shareholder return

The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.

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Management’s discussion and analysis

Risk and capital glossary

Advanced internal ratings-based (AIRB) approach for credit risk

Internal models based on historical experience of key risk assumptions such as probability of default (PD), loss given default (LGD) and exposure at default (EAD) are used to compute the capital requirements subject to the Office of the Superintendent of Financial Institutions (OSFI) approval. A capital floor based on the standardized approach is also calculated by banks under the AIRB approach for credit risk and an adjustment to risk-weighted assets (RWA) may be required as prescribed by OSFI.

Asset/liability management (ALM)

The practice of managing risks that arise from mismatches between the assets and liabilities, mainly in the non-trading areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.

Bail-in eligible liabilities

Bail-in eligible liabilities include long-term (i.e., original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018 that is tradable and transferrable, and any preferred shares and subordinated debt that are not considered non-viability contingent capital (NVCC). Consumer deposits, secured liabilities (including covered bonds), certain financial contracts (including derivatives) and certain structured notes are not bail-in eligible.

Bank exposures

All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.

Business and government portfolio

A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating that reflects the credit risk of the exposure.

Central counterparty (CCP)

A clearing house that interposes itself between counterparties to clear contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts.

Comprehensive approach for securities financing transactions

A framework for the measurement of counterparty credit risk (CCR) with respect to securities financing transactions, which utilizes a volatility-adjusted collateral value to reduce the amount of the exposure.

Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios

CET1, Tier 1 and total regulatory capital, divided by RWA, as defined by OSFI’s Capital Adequacy Requirements (CAR) Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.

Corporate exposures

All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.

Credit risk

The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Drawn exposure

The amount of credit risk exposure resulting from loans and other receivables advanced to the customer.

Economic capital

Economic capital provides a framework to evaluate the returns of each strategic business unit, commensurate with risk assumed. Economic capital is a non-GAAP risk measure based upon an internal estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.

Economic profit

A non-GAAP risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.

Exposure at default (EAD)

An estimate of the amount of exposure to a customer at the event of, and at the time of, default.

Incremental risk charge (IRC)

A capital charge applied in addition to market risk capital specifically to cover default and migration risk in unsecuritized credit assets of varying liquidity held in the trading book.

Internal Capital Adequacy Assessment Process (ICAAP)

A framework and process designed to provide a comprehensive view on capital adequacy, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC.

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Management’s discussion and analysis

Internal models approach (IMA) for market risk

Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.

Internal model method (IMM) for counterparty credit risk

Models, which have been developed by CIBC and approved by OSFI, for the measurement of CCR with respect to over-the-counter (OTC) derivatives.

Internal ratings-based (IRB) approach for securitization exposures

This approach comprises two calculation methods available for securitization exposures that require OSFI approval: the Internal Ratings-Based Approach (SEC-IRBA) is available to the banks approved to use the IRB approach for underlying exposures securitized and the Internal Assessment Approach (SEC-IAA) available for certain securitization exposures extended to asset-backed commercial paper (ABCP) programs.

Leverage ratio exposure

The leverage ratio exposure is defined under the OSFI rules as on-balance sheet assets (unweighted) less Tier 1 capital regulatory adjustments plus derivative exposures, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance sheet exposures (such as commitments, direct credit substitutes, forward asset purchases, standby/trade letters of credit and securitization exposures). While OSFI currently permits exposures arising from central bank reserves and sovereign-issued securities that qualify as High Quality Liquid Assets (HQLA) to be excluded from the exposure measure for leverage ratio purposes, the exclusion will no longer be available for sovereign-issued securities after December 31, 2021.

Leverage ratio

Defined as Tier 1 capital divided by the leverage ratio exposure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.

Liquidity coverage ratio (LCR)

Derived from the BCBS’s Basel III framework and incorporated into OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, the LCR is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered HQLA that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30-calendar-day liquidity stress scenario.

Liquidity risk

The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.

Loss given default (LGD)

An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the EAD. LGD is generally based on through-the-cycle assumptions for regulatory capital purposes, and generally based on point-in-time assumptions reflecting forward-looking information for IFRS 9 expected credit loss (ECL) purposes.

Market risk

The risk of economic financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.

Master netting agreement

An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.

Net cumulative cash flow (NCCF)

The NCCF is a liquidity horizon metric defined under OSFI’s LAR Guideline as a monitoring and supervision tool for liquidity risk that measures an institution’s detailed cash flows in order to capture the risk posed by funding mismatches between assets and liabilities.

Net stable funding ratio (NSFR)

Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable stable funding profile in relation to the composition of their assets and off-balance sheet activities.

Non-viability contingent capital (NVCC)

Effective January 1, 2013, in order to qualify for inclusion in regulatory capital, all non-common Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable bank.

Operational risk

The risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events.

Other off-balance sheet exposure

The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.

Other retail

This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending that are extended to individuals and small businesses under the regulatory capital reporting framework.

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Management’s discussion and analysis

Over-the-counter derivatives exposure

The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.

Probability of default (PD)

An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due. PD is based on through-the-cycle assumptions for regulatory capital purposes, and based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.

Qualifying central counterparty (QCCP)

An entity that is licensed to operate as a CCP and is permitted by the appropriate regulator or oversight body to operate as such with respect to the products offered by that CCP.

Qualifying revolving retail

This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.

Real estate secured personal lending

This exposure class includes residential mortgages and home equity loans and lines of credit extended to individuals.

Regulatory capital

Regulatory capital, as defined by OSFI’s CAR Guideline, is comprised of CET1, Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, accumulated other comprehensive income (AOCI) (excluding AOCI relating to cash flow hedges and changes in fair value option liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, deferred tax assets, net assets related to defined benefit pension plans, and certain investments. On March 27, 2020, OSFI introduced transitional arrangements for the capital treatment of expected loss provisioning, such that part of the allowances that would otherwise be included in Tier 2 capital will instead qualify for inclusion in CET1 capital subject to certain adjustments and limitations until fiscal year 2022. AT1 capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying innovative Tier 1 notes which are subject to phase-out rules for capital instruments. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, non-qualifying subordinated indebtedness subject to phase-out rules for capital instruments, eligible general allowances, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution; non-qualifying capital instruments were excluded from regulatory capital at a rate of 10% per annum commencing January 1, 2013 through to November 1, 2021.

Repo-style transactions exposure

The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.

Reputation risk

The risk of negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm CIBC’s reputation as a leading financial institution, or could materially and adversely affect CIBC’s business, operations, or financial condition.

Resecuritization

A securitization exposure in which the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitization exposure.

Retail portfolios

A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication relies on credit-scoring models.

Risk-weighted assets

RWA consist of three components: (i) RWA for credit risk, which are calculated using the AIRB and standardized approaches, (ii) RWA for market risk, and (iii) RWA for operational risk. The AIRB RWA are calculated using PDs, LGDs, EADs, and in some cases maturity adjustments, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on- and off-balance sheet exposures. The RWA for market risk in the trading portfolio are based on the internal models approved by OSFI with the exception of the RWA for traded securitization assets where we are using the methodology defined by OSFI. The RWA for operational risk, which relate to the risk of losses resulting from people, inadequate or failed internal processes, and systems or from external events, are calculated under a standardized approach.

Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the AIRB approach for credit risk. The capital floor is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach against the Basel III calculation, as specified by OSFI. Any shortfall in the Basel III capital requirement is added to RWA.

Securitization

The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other structured entities (SEs). A SE normally issues securities or other forms of interests to investors and/or the asset transferor, and the SE uses the proceeds from the issue of securities or other forms of interest to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.

Sovereign exposures

All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.

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Management’s discussion and analysis

Standardized approach for credit risk

Applied to exposures when there is not sufficient information to allow for the use of the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the CAR Guideline. The standardized risk weights are based on external credit assessments, where available, and other risk-related factors, including export credit agencies, exposure asset class, collateral, etc.

Standardized approach for operational risk

Capital is based on prescribed percentages that vary by business activity and is applied to the three-year average gross income.

Standardized approach for securitization exposures

This approach comprises the calculation methods available for securitization exposures that do not require OSFI approval: the External Ratings-Based Approach (SEC-ERBA) and the Standardized Approach (SEC-SA).

Strategic risk

The risk of ineffective or improper implementation of business strategies, including mergers and acquisitions. It includes the potential financial loss due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business environment.

Stressed Value-at-Risk (VaR)

A value-at-risk calculation using a one-year observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.

Structural foreign exchange risk

Structural foreign exchange risk primarily consists of the risk inherent in net investments in foreign operations due to changes in foreign exchange rates, and foreign currency denominated RWA and foreign currency denominated capital deductions.

Structural interest rate risk

Structural interest rate risk primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses.

Total loss absorbing capacity (TLAC) measure

The sum of Total capital and bail-in eligible liabilities that have a residual maturity greater than one year. Bail-in eligible liabilities include long-term (original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018, that is tradable and transferrable, and any preferred shares and subordinated debt that are not NVCC. Consumer deposits, secured liabilities (for example, covered bonds), eligible financial contracts (for example derivatives) and certain structured notes are excluded from the bail-in power.

Total loss absorbing capacity ratio

Defined as TLAC measure divided by risk-weighted assets determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.

Total loss absorbing capacity leverage ratio

Defined as TLAC measure divided by leverage ratio exposure measure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.

Transitional arrangements for capital treatment of expected loss provisioning

On March 27, 2020, OSFI introduced transitional arrangements for expected credit loss provisioning. These arrangements result in a portion of allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount of ECL allowances eligible for inclusion in CET1 capital is determined based on the increase in stage 1 and stage 2 allowances relative to balances as at January 31, 2020 as a baseline. This amount is then adjusted for tax effects and is subject to a scaling factor that will decrease over time. The scaling factor has been set at 70% for fiscal 2020, 50% for fiscal 2021, and 25% for fiscal 2022. For exposures under the internal ratings-based (IRB) approach, the lower of this amount and excess allowances eligible for inclusion in Tier 2 capital is included as CET1 capital under the transitional arrangements.

Undrawn exposures

The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.

Value-at-Risk (VaR)

Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

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Consolidated financial statements

Consolidated financial statements

108	Financial reporting responsibility

109	(Intentionally Deleted)

113	Report of independent registered public accounting firm – Standards of the Public Company Accounting Oversight Board (United States)

116	Report of independent registered public accounting firm – Internal control over financial reporting

117	Consolidated balance sheet

118	Consolidated statement of income

119	Consolidated statement of comprehensive income

120	Consolidated statement of changes in equity

121	Consolidated statement of cash flows

122	Notes to the consolidated financial statements

Details of the notes to the consolidated financial statements

122	Note 1	–	Basis of preparation and summary of significant accounting policies
135	Note 2	–	Impact of COVID-19
136	Note 3	–	Fair value measurement
143	Note 4	–	Significant transactions
143	Note 5	–	Securities
145	Note 6	–	Loans
153	Note 7	–	Structured entities and derecognition of financial assets
156	Note 8	–	Property and equipment
156	Note 9	–	Goodwill, software and other intangible assets
158	Note 10	–	Other assets
159	Note 11	–	Deposits
159	Note 12	–	Other liabilities
159	Note 13	–	Derivative instruments
164	Note 14	–	Designated accounting hedges
168	Note 15	–	Subordinated indebtedness
169	Note 16	–	Common and preferred shares and other equity instruments

173	Note 17	–	Capital Trust securities
174	Note 18	–	Share-based payments
176	Note 19	–	Post-employment benefits
181	Note 20	–	Income taxes
183	Note 21	–	Earnings per share
184	Note 22	–	Commitments, guarantees and pledged assets
185	Note 23	–	Contingent liabilities and provisions
189	Note 24	–	Concentration of credit risk
190	Note 25	–	Related-party transactions
191	Note 26	–	Investments in equity-accounted associates and joint ventures
192	Note 27	–	Significant subsidiaries
193	Note 28	–	Financial instruments – disclosures
194	Note 29	–	Offsetting financial assets and liabilities
194	Note 30	–	Interest income and expense
195	Note 31	–	Segmented and geographic information
197	Note 32	–	Future accounting policy changes

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Consolidated financial statements

Financial reporting responsibility

Management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation, presentation, accuracy and reliability of the Annual Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A). The consolidated financial statements have been prepared in accordance with Section 308(4) of the Bank Act (Canada), which requires that the financial statements be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The MD&A has been prepared in accordance with the requirements of applicable securities laws.

The consolidated financial statements and MD&A contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. Financial information appearing throughout the Annual Report is consistent with the consolidated financial statements.

Management has developed and maintained effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. CIBC’s system of internal controls and supporting procedures are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained. These internal controls and supporting procedures include the communication of policies and guidelines, the establishment of an organizational structure that provides appropriate and well-defined responsibilities and accountability, and the careful selection and training of qualified staff. Management has assessed the effectiveness of CIBC’s internal control over financial reporting as at year-end using the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based upon this assessment, we have determined that internal control over financial reporting is effective in all material respects and CIBC is in compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under the U.S. Sarbanes-Oxley Act.

CIBC’s Chief Executive Officer and Chief Financial Officer have certified CIBC’s annual filings with the SEC under the U.S. Sarbanes-Oxley Act and with the Canadian Securities Administrators under Canadian securities laws.

The Internal Audit department reviews and reports on the effectiveness of CIBC’s internal control, risk management and governance systems and processes, including accounting and financial controls, in accordance with the audit plan approved by the Audit Committee. Our Chief Auditor has unfettered access to the Audit Committee.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of independent directors. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, and reviewing the qualifications, independence and service quality of the shareholders’ auditor and the performance of CIBC’s internal auditors.

Ernst & Young LLP, the shareholders’ auditor, obtains an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. Ernst & Young LLP has unrestricted access to the Audit Committee to discuss their audit and related matters.

The Office of the Superintendent of Financial Institutions (OSFI) Canada is mandated to protect the rights and interest of depositors and creditors of CIBC. Accordingly, OSFI examines and enquires into the business and affairs of CIBC, as deemed necessary, to ensure that the provisions of the Bank Act (Canada) are being complied with and that CIBC is in sound financial condition.

Victor G. Dodig	Hratch Panossian
President and Chief Executive Officer	Chief Financial Officer	December 1, 2021

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112	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Report of independent registered public accounting firm

To the shareholders and directors of Canadian Imperial Bank of Commerce

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Canadian Imperial Bank of Commerce (CIBC) as of October 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of CIBC at October 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2021 in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), CIBC’s internal control over financial reporting as of October 31, 2021, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated December 1, 2021 expressed an unqualified opinion thereon.

Basis for opinion

These consolidated financial statements are the responsibility of CIBC’s management. Our responsibility is to express an opinion on CIBC’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to CIBC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

CIBC 2021 ANNUAL REPORT	113

Consolidated financial statements

Allowance for credit losses
Description of the matter

As described in Note 1 and Note 6 to the consolidated financial statements, CIBC has used an expected credit loss (ECL) model to recognize $3.0 billion in allowances for credit losses on its consolidated balance sheet. ECL allowances represent an unbiased and probability-weighted amount, which is determined by evaluating a range of possible outcomes and reasonable and supportable information about past events, current conditions, and forecasts of future economic conditions. Forward-looking information (FLI), which involves significant judgment, is explicitly incorporated into the estimation of ECL allowances. ECL allowances are measured at amounts equal to either (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments that have experienced a significant increase in credit risk (SICR) since initial recognition or when there is objective evidence of impairment.

Auditing the allowance for credit losses was complex, involved significant auditor judgment, and required the involvement of specialists due to the inherent complexity of the models, the large volume of data used, assumptions, judgments, and the interrelationship of these variables in measuring the ECL. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include (i) the determination of when a loan has experienced a SICR; (ii) the forecast of FLI for multiple economic scenarios and the probability weighting of those scenarios; (iii) the calculation of both 12-month and lifetime credit losses; and (iv) the application of expert credit judgment. Management has applied a heightened use of judgment in the areas noted above, when assessing the impact of COVID-19 on the allowance for credit losses. Specifically, management has applied judgment in assessing the effect of certain credit metrics and forward-looking information in the current environment given the impact of COVID-19.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls, including those related to technology, over the allowance for credit losses. The controls we tested included, amongst others, controls over model development, validation and monitoring, economic forecasting, data completeness and accuracy, the determination of internal risk ratings for non-retail loans, and the governance and oversight controls over the review of the overall ECL, including the application of expert credit judgment.

To test the allowance for credit losses, amongst other procedures, we assessed, with the assistance of our credit risk specialists, whether the methodology and assumptions used in significant models that estimate ECL are consistent with the requirements of IFRS and industry standards. For a sample of models, our credit risk specialists reperformed the model validation and monitoring tests performed by management. This included an assessment of the thresholds used to determine a SICR. For a sample of FLI variables, with the assistance of our economic specialists, we evaluated management’s forecasting methodology and compared management’s FLI to independently derived forecasts and publicly available information. We also evaluated the scenario probability weights used in the ECL models. With the assistance of our credit risk specialists, we also evaluated management’s methodology and governance over the application of expert credit judgment by evaluating that the amounts recorded were reflective of underlying credit and/or economic conditions including the impact of COVID-19. We tested the completeness and accuracy of data used in the measurement of the ECL by agreeing to documents and systems and evaluated a sample of non-retail borrower risk ratings against CIBC’s risk rating scale. On a sample basis, we recalculated the ECL to test the mathematical accuracy of management’s models. We also assessed the adequacy of the allowance for credit loss financial statement note disclosures.

Fair value measurement of derivatives
Description of the matter

As described in Note 3 and Note 13 of the consolidated financial statements, CIBC has recognized $35.9 billion in derivative assets and $32.1 billion in derivative liabilities. The portfolio of derivative instruments is presented by level within the fair value hierarchy, with the majority of the portfolio classified as Level 2. While derivative instruments classified as Level 1 have quoted market prices, those classified as Level 2 and 3 require valuation techniques that use observable and non-observable market inputs and involve the application of management judgment.

Auditing the valuation of derivatives was complex and required the application of significant auditor judgment and involvement of valuation specialists where the fair value was determined based on complex models and/or significant non-observable market inputs, including any significant valuation adjustments. The inputs and modelling assumptions used to determine fair value that were subject to significant auditor judgment included, amongst others, correlations, volatilities and credit spreads. The valuation of derivatives is sensitive to these inputs as they are forward-looking and could be affected by future economic and market conditions.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls over the valuation of CIBC’s derivatives portfolio, including those related to technology. The controls we tested included, amongst others, controls over the development and validation of models used to determine the fair value of derivatives, controls over the independent price verification process, including the integrity of significant inputs described above, and controls over the review of significant valuation adjustments applied.

To test the valuation of these derivatives, our audit procedures included, amongst others, an evaluation of the methodologies and significant inputs used by CIBC. With the assistance of our valuation specialists, we performed an independent valuation for a sample of derivatives and valuation adjustments to assess the modelling assumptions and significant inputs used by CIBC to estimate the fair value. We independently obtained significant inputs from external market data in performing our independent valuation. For a sample of models, and with the assistance of our valuation specialists, we assessed the valuation methodologies used by CIBC to determine fair value. We also assessed the adequacy of the disclosures related to the fair value measurement of derivatives.

114	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Measurement of uncertain tax provisions
Description of the matter

As described in Note 20 of the consolidated financial statements, CIBC has disclosed its significant accounting judgments, estimates and assumptions in relation to accounting for uncertainty in income taxes. CIBC operates in a tax environment with constantly evolving and complex tax legislation for financial institutions. Uncertainty in tax positions may arise as tax legislation is subject to interpretation. Estimating uncertain tax provisions requires management judgment to be applied in the interpretation of tax laws across the various jurisdictions in which CIBC operates. This includes significant judgment in the determination of whether it is probable that CIBC’s tax filing positions will be sustained relating to certain complex tax positions and the measurement of such provision when recognized.

Auditing CIBC’s uncertain tax provisions required the involvement of our tax professionals and the application of judgment, including the interpretation of applicable tax legislation and jurisprudence.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls over CIBC’s uncertain tax provisions. This included, amongst others, controls over management’s assessment of the technical merits of tax positions and the process related to the measurement of any related income tax provisions.

With the assistance of our tax professionals, our audit procedures included, amongst others, an assessment of the technical merits of income tax positions taken by CIBC and the measurement of any related uncertain tax provisions recorded. We inspected and evaluated correspondence from the relevant income tax authorities, income tax advice obtained by CIBC from external advisors including income tax opinions, CIBC’s interpretations of tax laws and the assessment thereof with respect to uncertain tax positions. We evaluated the reasonability of CIBC’s treatment of any new information received during the year relating to the amounts recorded. We also assessed the adequacy of the disclosures related to uncertain tax positions.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

We have served as CIBC’s auditor since 2002.

Toronto, Canada

December 1, 2021

CIBC 2021 ANNUAL REPORT	115

Consolidated financial statements

Report of independent registered public accounting firm

To the shareholders and directors of Canadian Imperial Bank of Commerce

Opinion on internal control over financial reporting

We have audited Canadian Imperial Bank of Commerce’s (CIBC) internal control over financial reporting as of October 31, 2021, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of CIBC as of October 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2021, and the related notes and our report dated December 1, 2021 expressed an unqualified opinion thereon.

Basis for opinion

CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the “Management’s annual report on internal control over financial reporting” section contained in the accompanying management’s discussion and analysis. Our responsibility is to express an opinion on CIBC’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to CIBC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

December 1, 2021

116	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Consolidated balance sheet

Millions of Canadian dollars, as at October 31	2021	2020
ASSETS
Cash and non-interest-bearing deposits with banks	$34,573	$43,531
Interest-bearing deposits with banks	22,424	18,987
Securities (Note 5)	161,401	149,046
Cash collateral on securities borrowed	12,368	8,547
Securities purchased under resale agreements	67,572	65,595
Loans (Note 6)
Residential mortgages	251,526	221,165
Personal	41,897	42,222
Credit card	11,134	11,389
Business and government	150,213	135,546
Allowance for credit losses	(2,849)	(3,540)
	451,921	406,782
Other
Derivative instruments (Note 13)	35,912	32,730
Customers’ liability under acceptances	10,958	9,606
Property and equipment (Note 8)	3,286	2,997
Goodwill (Note 9)	4,954	5,253
Software and other intangible assets (Note 9)	2,029	1,961
Investments in equity-accounted associates and joint ventures (Note 26)	658	658
Deferred tax assets (Note 20)	402	650
Other assets (Note 10)	29,225	23,208
	87,424	77,063
	$837,683	$769,551
LIABILITIES AND EQUITY
Deposits (Note 11)
Personal	$213,932	$202,152
Business and government	344,388	311,426
Bank	20,246	17,011
Secured borrowings	42,592	40,151
	621,158	570,740
Obligations related to securities sold short	22,790	15,963
Cash collateral on securities lent	2,463	1,824
Obligations related to securities sold under repurchase agreements	71,880	71,653
Other
Derivative instruments (Note 13)	32,101	30,508
Acceptances	10,961	9,649
Deferred tax liabilities (Note 20)	38	33
Other liabilities (Note 12)	24,923	22,134
	68,023	62,324
Subordinated indebtedness (Note 15)	5,539	5,712
Equity
Preferred shares and other equity instruments (Note 16)	4,325	3,575
Common shares (Note 16)	14,351	13,908
Contributed surplus	110	117
Retained earnings	25,793	22,119
Accumulated other comprehensive income (AOCI)	1,069	1,435
Total shareholders’ equity	45,648	41,154
Non-controlling interests	182	181
Total equity	45,830	41,335
	$837,683	$769,551

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Victor G. Dodig	Nicholas D. Le Pan
President and Chief Executive Officer	Director

CIBC 2021 ANNUAL REPORT	117

Consolidated financial statements

Consolidated statement of income

Millions of Canadian dollars, except as noted, for the year ended October 31	2021	2020	2019
Interest income (Note 30) (1)
Loans	$12,150	$13,863	$16,048
Securities	2,141	2,568	2,779
Securities borrowed or purchased under resale agreements	319	842	1,474
Deposits with banks	131	249	396
	14,741	17,522	20,697
Interest expense (Note 30)
Deposits	2,651	5,326	8,422
Securities sold short	236	254	291
Securities lent or sold under repurchase agreements	208	656	1,198
Subordinated indebtedness	122	159	198
Other	65	83	37
	3,282	6,478	10,146
Net interest income	11,459	11,044	10,551
Non-interest income
Underwriting and advisory fees	713	468	475
Deposit and payment fees	797	781	908
Credit fees	1,152	1,020	958
Card fees	460	410	458
Investment management and custodial fees	1,621	1,382	1,305
Mutual fund fees	1,772	1,586	1,595
Insurance fees, net of claims	358	386	430
Commissions on securities transactions	426	362	313
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	607	694	761
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	90	9	34
Foreign exchange other than trading (FXOTT)	276	234	304
Income from equity-accounted associates and joint ventures (Note 26)	55	79	92
Other	229	286	427
	8,556	7,697	8,060
Total revenue	20,015	18,741	18,611
Provision for credit losses (Note 6)	158	2,489	1,286
Non-interest expenses
Employee compensation and benefits	6,450	6,259	5,726
Occupancy costs	916	944	892
Computer, software and office equipment	2,030	1,939	1,874
Communications	318	308	303
Advertising and business development	237	271	359
Professional fees	277	203	226
Business and capital taxes	111	117	110
Other (Notes 4 and 9)	1,196	1,321	1,366
	11,535	11,362	10,856
Income before income taxes	8,322	4,890	6,469
Income taxes (Note 20)	1,876	1,098	1,348
Net income	$6,446	$3,792	$5,121
Net income attributable to non-controlling interests	$17	$2	$25
Preferred shareholders and other equity instrument holders	$158	$122	$111
Common shareholders	6,271	3,668	4,985
Net income attributable to equity shareholders	$6,429	$3,790	$5,096
Earnings per share (EPS) (in dollars) (Note 21)
Basic	$13.97	$8.23	$11.22
Diluted	13.93	8.22	11.19
Dividends per common share (in dollars) (Note 16)	5.84	5.82	5.60

(1)	Interest income included $13.2 billion for the year ended October 31, 2021 (2020: $15.7 billion; 2019: $18.8 billion) calculated based on the effective interest rate method.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

118	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of comprehensive income

Millions of Canadian dollars, for the year ended October 31	2021	2020	2019
Net income	$6,446	$3,792	$5,121
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(2,610)	382	(21)
Net gains (losses) on hedges of investments in foreign operations	1,495	(202)	(10)
	(1,115)	180	(31)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(50)	254	244
Net (gains) losses reclassified to net income	(66)	(22)	(28)
	(116)	232	216
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	178	142	137
Net (gains) losses reclassified to net income	(315)	19	(6)
	(137)	161	131
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	917	80	(220)
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	12	(56)	28
Net gains (losses) on equity securities designated at FVOCI	100	50	(2)
	1,029	74	(194)

Total OCI (1)	(339)	647	122
Comprehensive income	$6,107	$4,439	$5,243
Comprehensive income attributable to non-controlling interests	$17	$2	$25
Preferred shareholders and other equity instrument holders	$158	$122	$111
Common shareholders	5,932	4,315	5,107
Comprehensive income attributable to equity shareholders	$6,090	$4,437	$5,218

(1)	Includes $43 million of losses for 2021 (2020: $44 million of gains; 2019: $44 million of gains) relating to our investments in equity-accounted associates and joint ventures.

Millions of Canadian dollars, for the year ended October 31	2021	2020	2019
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$45	$42	$–
Net gains (losses) on hedges of investments in foreign operations	(53)	(46)	(16)
	(8)	(4)	(16)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(11)	(59)	(36)
Net (gains) losses reclassified to net income	23	7	10
	12	(52)	(26)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(64)	(51)	(49)
Net (gains) losses reclassified to net income	112	(7)	2
	48	(58)	(47)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(311)	(19)	77
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	(4)	20	(10)
Net gains (losses) on equity securities designated at FVOCI	(34)	(17)	–
	(349)	(16)	67

	$(297)	$(130)	$(22)

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2021 ANNUAL REPORT	119

Consolidated financial statements

Consolidated statement of changes in equity

Millions of Canadian dollars, for the year ended October 31	2021	2020	2019
Preferred shares and other equity instruments (Note 16)
Balance at beginning of year	$3,575	$2,825	$2,250
Issue of preferred shares and limited recourse capital notes (LRCNs)	750	750	575
Balance at end of year	$4,325	$3,575	$2,825
Common shares (Note 16)
Balance at beginning of year	$13,908	$13,591	$13,243
Issue of common shares	458	371	377
Purchase of common shares for cancellation	–	(68)	(30)
Treasury shares	(15)	14	1
Balance at end of year	$14,351	$13,908	$13,591
Contributed surplus
Balance at beginning of year	$117	$125	$136
Compensation expense arising from equity-settled share-based awards	19	14	16
Exercise of stock options and settlement of other equity-settled share-based awards	(43)	(20)	(27)
Other	17	(2)	–
Balance at end of year	$110	$117	$125
Retained earnings
Balance at beginning of year before accounting policy changes	n/a	$20,972	$18,537
Impact of adopting IFRS 15 at November 1, 2018	n/a	n/a	6
Impact of adopting IFRS 16 at November 1, 2019	n/a	148	n/a
Balance at beginning of year after accounting policy changes	$22,119	21,120	18,543
Net income attributable to equity shareholders	6,429	3,790	5,096
Dividends and distributions (Note 16)
Preferred and other equity instruments	(158)	(122)	(111)
Common	(2,622)	(2,592)	(2,488)
Premium on purchase of common shares for cancellation	–	(166)	(79)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	27	93	18
Other	(2)	(4)	(7)
Balance at end of year	$25,793	$22,119	$20,972
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of year	$1,173	$993	$1,024
Net change in foreign currency translation adjustments	(1,115)	180	(31)
Balance at end of year	$58	$1,173	$993
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of year	$309	$77	$(139)
Net change in debt securities measured at FVOCI	(116)	232	216
Balance at end of year	$193	$309	$77
Net gains (losses) on cash flow hedges
Balance at beginning of year	$274	$113	$(18)
Net change in cash flow hedges	(137)	161	131
Balance at end of year	$137	$274	$113
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of year	$(283)	$(363)	$(143)
Net change in post-employment defined benefit plans	917	80	(220)
Balance at end of year	$634	$(283)	$(363)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of year	$(40)	$16	$(12)
Net change attributable to changes in credit risk	12	(56)	28
Balance at end of year	$(28)	$(40)	$16
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of year	$2	$45	$65
Net gains (losses) on equity securities designated at FVOCI	100	50	(2)
Realized gains (losses) on equity securities designated at FVOCI reclassified to retained earnings	(27)	(93)	(18)
Balance at end of year	$75	$2	$45
Total AOCI, net of income tax	$1,069	$1,435	$881
Non-controlling interests
Balance at beginning of year	$181	$186	$173
Net income attributable to non-controlling interests	17	2	25
Dividends	(9)	(15)	(11)
Other	(7)	8	(1)
Balance at end of year	$182	$181	$186
Equity at end of year	$45,830	$41,335	$38,580

n/a	Not applicable.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

120	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of cash flows

Millions of Canadian dollars, for the year ended October 31	2021	2020	2019
Cash flows provided by (used in) operating activities
Net income	$6,446	$3,792	$5,121
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	158	2,489	1,286
Amortization and impairment (1)	1,017	1,311	838
Stock options and restricted shares expense	19	14	16
Deferred income taxes	(41)	(228)	108
Losses (gains) from debt securities measured at FVOCI and amortized cost	(90)	(9)	(34)
Net losses (gains) on disposal of property and equipment	–	4	(7)
Other non-cash items, net	927	(767)	(229)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(3,437)	(5,468)	(208)
Loans, net of repayments	(46,883)	(18,891)	(17,653)
Deposits, net of withdrawals	47,521	82,120	19,838
Obligations related to securities sold short	6,827	328	1,853
Accrued interest receivable	46	97	(122)
Accrued interest payable	(419)	(238)	138
Derivative assets	(3,172)	(8,832)	(2,484)
Derivative liabilities	1,582	5,184	4,037
Securities measured at FVTPL	(9,552)	(8,296)	(1,826)
Other assets and liabilities measured/designated at FVTPL	7,277	1,563	1,222
Current income taxes	543	1,287	(309)
Cash collateral on securities lent	639	2	(909)
Obligations related to securities sold under repurchase agreements	(2,248)	19,852	20,961
Cash collateral on securities borrowed	(3,821)	(4,883)	1,824
Securities purchased under resale agreements	(1,977)	(9,394)	(10,785)
Other, net (2)	(4,694)	(270)	(3,590)
	(3,332)	60,767	19,086
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	1,000	1,000	1,500
Redemption/repurchase/maturity of subordinated indebtedness	(1,008)	(33)	(1,001)
Issue of preferred shares and limited recourse capital notes, net of issuance cost	748	747	568
Issue of common shares for cash	284	163	157
Purchase of common shares for cancellation	–	(234)	(109)
Net sale (purchase) of treasury shares	(15)	14	1
Dividends and distributions paid	(2,649)	(2,571)	(2,406)
Repayment of lease liabilities	(305)	(307)	–
	(1,945)	(1,221)	(1,290)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(49,896)	(54,075)	(42,304)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	23,917	11,883	13,764
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	23,312	23,093	10,948
Cash used in acquisitions, net of cash acquired	–	–	(25)
Net sale (purchase) of property, equipment, software and other intangibles (2)	(839)	(781)	(723)
	(3,506)	(19,880)	(18,340)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(175)	25	4
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the year	(8,958)	39,691	(540)
Cash and non-interest-bearing deposits with banks at beginning of year	43,531	3,840	4,380
Cash and non-interest-bearing deposits with banks at end of year (3)	$34,573	$43,531	$3,840
Cash interest paid	$3,701	$6,716	$10,008
Cash interest received	13,890	16,774	19,840
Cash dividends received	897	845	735
Cash income taxes paid	1,374	39	1,549

(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(2)	Certain information has been reclassified to conform to the presentation adopted in the current year.
(3)	Includes restricted cash of $446 million (2020: $463 million; 2019: $479 million) and interest-bearing demand deposits with Bank of Canada.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2021 ANNUAL REPORT	121

Consolidated financial statements

Notes to the consolidated financial statements

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of the Canadian Bank of Commerce and Imperial Bank of Canada in 1961. Through our four strategic business units (SBUs) – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets – CIBC provides a full range of financial products and services to 11 million personal banking, business, public sector and institutional clients in Canada, the U.S. and around the world. Refer to Note 31 for further details on our business units. CIBC is incorporated and domiciled in Canada, with our registered and principal business offices located at CIBC Square, Toronto, Ontario effective November 1, 2021.

Note 1	Basis of preparation and summary of significant accounting policies

Basis of preparation

The consolidated financial statements of CIBC have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements also comply with Section 308(4) of the Bank Act (Canada) and the requirements of the Office of the Superintendent of Financial Institutions (OSFI).

CIBC has consistently applied the same accounting policies throughout all periods presented, except for the adoption of the “Conceptual Framework for Financial Reporting” effective November 1, 2020, the adoption of “Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16” (the Phase 2 amendments) effective November 1, 2020, the adoption of “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7” (the Phase 1 amendments) effective November 1, 2019, the adoption of IFRS 16 “Leases” effective November 1, 2019, and the adoption of International Financial Reporting Interpretations Committee (IFRIC) 23 “Uncertainty over Income Tax Treatments” effective November 1, 2019, each of which were adopted without restatement of comparative periods as discussed below under the sections titled “Conceptual Framework for Financial Reporting (Conceptual Framework)”, “Interest Rate Benchmark Reform”, “Leases”, and “International Financial Reporting Interpretations Committee 23: Uncertainty over Income Tax Treatments (IFRIC 23)”.

These consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated.

These consolidated financial statements were authorized for issue by the Board of Directors (the Board) on December 1, 2021.

Summary of significant accounting policies

The following paragraphs describe our significant accounting policies.

Use of estimates and assumptions

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities (SEs), asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and the valuation of self-managed loyalty points programs. Actual results could differ from these estimates and assumptions.

Basis of consolidation

We consolidate entities over which we have control. We have control over another entity when we have: (i) power to direct relevant activities of the entity; (ii) exposure, or rights, to variable returns from our involvement with the entity; and (iii) the ability to affect those returns through our power over the entity.

Subsidiaries

Subsidiaries are entities over which CIBC has control. Generally, CIBC has control of its subsidiaries through a shareholding of more than 50% of the voting rights, and has significant exposure to the subsidiaries based on its ownership interests of more than 50%. The effects of potential voting rights that CIBC has the practical ability to exercise are considered when assessing whether control exists. Subsidiaries are consolidated from the date control is obtained by CIBC and are deconsolidated from the date control is lost. Consistent accounting policies are applied for all consolidated subsidiaries. Details of our significant subsidiaries are provided in Note 27.

Structured entities

A SE is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the significant relevant activities are directed by contractual arrangements. SEs often have some or all of the following features or attributes: (i) restricted activities; (ii) a narrow and well-defined objective, such as to securitize our own financial assets or third-party financial assets to provide sources of funding or to provide investment opportunities for investors by passing on risks and rewards associated with the assets of the SE to investors; (iii) insufficient equity to permit the SE to finance its activities without subordinated financial support; or (iv) financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks. Examples of SEs include securitization vehicles, asset-backed financings, and investment funds.

When voting rights are not relevant in deciding whether CIBC has power over an entity, particularly for complex SEs, the assessment of control considers all facts and circumstances, including the purpose and design of the investee, its relationship with other parties and each party’s ability to make decisions over significant activities, and whether CIBC is acting as a principal or as an agent.

We do not have control over an investee when we are acting as the agent for a third-party. In assessing whether we are an agent we determine (i) the scope of our decision-making authority, (ii) the rights held by other parties, (iii) the remuneration to which we are entitled and (iv) our exposure to variability of returns from other interests that we hold in the investee.

Consolidation conclusions are reassessed whenever there is a change in the specific facts and circumstances relevant to one or more of the three elements of control. Factors that trigger the reassessment include, but are not limited to, significant changes in ownership structure of the

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entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities.

Transactions eliminated on consolidation

All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

Non-controlling interests

Non-controlling interests are presented on the consolidated balance sheet as a separate component of equity that is distinct from CIBC’s shareholders’ equity. The net income attributable to non-controlling interests is presented separately in the consolidated statement of income.

Associates and joint ventures

We classify investments in entities over which we have significant influence, and that are neither subsidiaries nor joint ventures, as associates. Significant influence is presumed to exist where we hold, either directly or indirectly, between 20% and 50% of the voting rights of an entity, or, in the case of a limited partnership, where CIBC is a co-general partner. Significant influence also may exist where we hold less than 20% of the voting rights of an entity, for example if we have influence over policy-making processes through representation on the entity’s Board of Directors, or by other means. Where we are a party to a contractual arrangement whereby we undertake an economic activity that is subject to joint control together with one or more parties, we classify our interest in the venture as a joint venture.

Investments in associates and interests in joint ventures are accounted for using the equity method. Under the equity method, such investments are initially measured at cost, including attributable goodwill and intangible assets, and are adjusted thereafter for the post-acquisition change in our share of the net assets of the investment.

In applying the equity method for an investment that has a different reporting period from that of CIBC, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and CIBC’s reporting date.

Foreign currency translation

Monetary assets and liabilities and non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of income, with the exception of unrealized foreign exchange gains and losses on FVOCI equity securities, which are included in AOCI.

Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars at the exchange rates prevailing as at the consolidated balance sheet date, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are included in Net foreign currency translation adjustments, in AOCI.

Any accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes in AOCI are reclassified into the consolidated statement of income when there is a disposal of a foreign operation, including a partial disposal of a foreign operation that involves the loss of control. On partial disposal of a foreign operation that does not involve the loss of control, the proportionate share of the accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes previously recognized in AOCI are reclassified into the consolidated statement of income.

Accounting for financial instruments

Classification and measurement of financial instruments

All financial assets must be classified at initial recognition as financial instruments mandatorily measured at FVTPL (trading and non-trading), financial instruments measured at amortized cost, debt financial instruments measured at FVOCI, equity financial instruments designated at FVOCI, or financial instruments designated at FVTPL (fair value option), based on the contractual cash flow characteristics of the financial assets and the business model under which the financial assets are managed. All financial assets and derivatives are required to be measured at fair value with the exception of financial assets measured at amortized cost. Financial assets are required to be reclassified when and only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

The classification and measurement model requires that all debt instrument financial assets that do not meet a “solely payment of principal and interest” (SPPI) test, including those that contain embedded derivatives, be classified at initial recognition as FVTPL. The SPPI test is conducted to identify whether the contractual cash flows of a financial instrument are “solely payments of principal and interest” such that any variability in the contractual cash flows is consistent with a “basic lending arrangement”. “Principal” for the purpose of this test is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset, for example, due to repayments of principal or amortization of the premium/discount. “Interest” for the purpose of this test is defined as the consideration for the time value of money and credit risk, which are the most significant elements of interest within a lending arrangement. Contractual terms that introduce a more than de minimis exposure to risks or volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the amount outstanding. The intent of the SPPI test is to ensure that debt instruments that contain non-basic lending features, such as conversion options and equity-linked payouts, are measured at FVTPL.

For debt instrument financial assets that meet the SPPI test, classification at initial recognition is determined based on the business model under which these instruments are managed. Debt instruments that are managed on a “held for trading” or “fair value” basis are classified as FVTPL. Debt instruments that are managed on a “hold to collect and for sale” basis are classified as FVOCI for debt. Debt instruments that are managed on a “hold to collect” basis are classified as amortized cost. We consider the following in our determination of the applicable business model for financial assets:

I)	The business purpose of the portfolio;
II)	The risks that are being managed and the type of business activities that are being carried out on a day-to-day basis to manage the risks;
III)	The basis on which performance of the portfolio is being evaluated; and
IV)	The frequency and significance of sales activity.

All equity instrument financial assets are classified at initial recognition as FVTPL unless they are not held with the intent for short-term profit-taking and an irrevocable designation is made to classify the instrument as FVOCI for equities.

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Financial liabilities, other than derivatives, obligations related to securities sold short and FVO liabilities, are measured at amortized cost. Derivatives, obligations related to securities sold short and FVO financial liabilities are measured at fair value.

Derivatives are measured at FVTPL, except to the extent that they are designated in a hedging relationship, in which case the International Accounting Standard (IAS) 39 “Financial Instruments: Recognition and Measurement” (IAS 39) hedge accounting requirements continue to apply.

Financial instruments mandatorily measured at FVTPL (trading and non-trading)

Trading financial instruments are mandatorily measured at FVTPL as they are held for trading purposes or are part of a managed portfolio with a pattern of short-term profit-taking. Non-trading financial assets are also mandatorily measured at fair value if their contractual cash flow characteristics do not meet the SPPI test or if they are managed together with other financial instruments on a fair value basis.

Trading and non-trading financial instruments mandatorily measured at FVTPL are remeasured at fair value as at the consolidated balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are included in Non-interest income as Gains (losses) from financial instruments measured/designated at FVTPL, net. Interest income and dividends earned on trading and non-trading securities and dividends and interest expense incurred on securities sold short are included in Interest income and Interest expense, respectively.

Financial instruments designated at FVTPL (fair value option)

Financial instruments designated at FVTPL are those that we voluntarily designate at initial recognition as instruments that we will measure at fair value through the consolidated statement of income that would otherwise fall into a different accounting category. The FVO designation, once made, is irrevocable and can only be applied if reliable fair values are available, when doing so eliminates or significantly reduces the measurement inconsistency that would otherwise arise from measuring assets or liabilities on a different basis and if certain OSFI requirements pertaining to certain loans are met. Financial liabilities may also be designated at FVTPL when they are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy, and are reported internally on that basis. Designation at FVTPL may also be applied to financial liabilities that have one or more embedded derivatives that would otherwise require bifurcation. We apply the FVO to certain mortgage commitments.

Gains and losses realized on dispositions and unrealized gains and losses from changes in the fair value of FVO financial instruments are treated in the same manner as financial instruments which are mandatorily measured at FVTPL, except that changes in the fair value of FVO liabilities that are attributable to changes in own credit risk are recognized in OCI. Dividends and interest earned and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively.

Financial assets measured at amortized cost

Financial assets measured at amortized cost are debt financial instruments with contractual cash flows that meet the SPPI test and are managed on a “hold to collect” basis. These financial assets are recognized initially at fair value plus or minus direct and incremental transaction costs, and are subsequently measured at amortized cost, using the effective interest rate method, net of an allowance for expected credit losses (ECL).

Loans measured at amortized cost include residential mortgages, personal loans, credit cards and most business and government loans. Certain portfolios of treasury securities that are managed on a “hold to collect” basis are also classified as amortized cost. Most deposits with banks, securities purchased under resale agreements, cash collateral on securities borrowed and most customers’ liability under acceptances are accounted for at amortized cost.

Debt financial assets measured at FVOCI

Debt financial instruments measured at FVOCI are non-derivative financial assets with contractual cash flows that meet the SPPI test and are managed on a “hold to collect and for sale” basis.

FVOCI debt instruments are measured initially at fair value, plus direct and incremental transaction costs. Subsequent to initial recognition, FVOCI debt instruments are remeasured at fair value, with the exception that changes in ECL allowances in addition to related foreign exchange gains or losses are recognized in the consolidated statement of income. Cumulative gains and losses previously recognized in OCI are transferred from AOCI to the consolidated statement of income when the debt instrument is sold. Realized gains and losses on sale, determined on an average cost basis, and changes in ECL allowances, are included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net in the consolidated statement of income. Interest income from FVOCI debt instruments is included in Interest income. FVOCI debt instruments include our treasury securities which are managed on a “hold to collect and for sale” basis.

A debt financial instrument is classified as impaired (stage 3) when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulty, or a default or delinquency has occurred.

Equity financial instruments designated at FVOCI

Equity financial instruments are measured at FVTPL unless an irrevocable designation is made to measure them at FVOCI. Gains or losses from changes in the fair value of equity instruments designated at FVOCI, including any related foreign exchange gains or losses, are recognized in OCI. Amounts recognized in OCI will not be subsequently recycled to profit or loss, with the exception of dividends that are not considered a return of capital, which are recognized as interest income when received in the consolidated statement of income. Instead, cumulative gains or losses upon derecognition of the equity instrument will be transferred within equity from AOCI to retained earnings and presented in Realized gains (losses) on equity securities designated at FVOCI reclassified to retained earnings in the consolidated statement of changes in equity. Financial assets designated as FVOCI include non-trading equity securities, primarily related to our investment in private companies and limited partnerships.

Impairment of financial assets

ECL allowances are recognized on all financial assets that are debt instruments classified either as amortized cost or FVOCI and for all loan commitments and financial guarantees that are not measured at FVTPL. ECL allowances represent credit losses that reflect an unbiased and probability-weighted amount which is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. Forward-looking information is explicitly incorporated into the estimation of ECL allowances, which involves significant judgment (see Note 6 for additional details).

ECL allowances for loans and acceptances are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for FVOCI debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.

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ECL allowances are measured at amounts equal to either: (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments which have experienced a significant increase in credit risk since initial recognition or when there is objective evidence of impairment.

The calculation of ECL allowances is based on the expected value of three probability-weighted scenarios to measure the expected cash shortfalls, discounted at the effective interest rate. A cash shortfall is the difference between the contractual cash flows that are due and the cash flows that we expect to receive. The key inputs in the measurement of ECL allowances are as follows:

•	The probability of default (PD) is an estimate of the likelihood of default over a given time horizon;
•	The loss given default (LGD) is an estimate of the loss arising in the case where a default occurs at a given time; and
•	The exposure at default (EAD) is an estimate of the exposure at a future default date.

Lifetime ECL is the expected credit losses that result from all possible default events over the expected life of a financial instrument. 12-month ECL is the portion of lifetime expected credit losses that represent the expected credit losses that result from default events on the financial instrument that are possible within the 12 months after the reporting date.

Stage migration and significant increase in credit risk

As a result of the requirements above, financial instruments subject to ECL allowances are categorized into three stages.

For performing financial instruments:

Stage 1 is comprised of all performing financial instruments which have not experienced a significant increase in credit risk since initial recognition. We recognize 12 months of ECL for stage 1 financial instruments. In assessing whether credit risk has increased significantly, we compare the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of its initial recognition.

Stage 2 is comprised of all performing financial instruments which have experienced a significant increase in credit risk since initial recognition. We recognize lifetime ECL for stage 2 financial instruments. In subsequent reporting periods, if the credit risk of the financial instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then we revert to recognizing 12 months of ECL as the financial instrument has migrated back to stage 1.

We determine whether a financial instrument has experienced a significant increase in credit risk since its initial recognition on an individual financial instrument basis. Changes in the required ECL allowance, including the impact of financial instruments migrating between stage 1 and stage 2, are recorded in Provision for credit losses in the consolidated statement of income. Significant judgment is required in the application of significant increase in credit risk (see Note 6 for additional details).

Stage 3 financial instruments are those that we have classified as impaired. We recognize lifetime ECL for all stage 3 financial instruments. We classify a financial instrument as impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. All financial instruments on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired, except for credit card loans, which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services.

A financial instrument is no longer considered impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

Financial instruments are written off, either partially or in full, against the related allowance for credit losses when we judge that there is no realistic prospect of future recovery in respect of those amounts. When financial instruments are secured, this is generally after all collateral has been realized or transferred to CIBC, or in certain circumstances, when the net realizable value of any collateral and other available information suggests that there is no reasonable expectation of further recovery. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses.

Purchased loans

Both purchased performing and purchased credit-impaired loans are initially measured at their acquisition date fair values. As a result of recording these loans at fair value, no allowance for credit losses is recognized in the purchase equation at the acquisition date. Fair value is determined by estimating the principal and interest cash flows expected to be collected and discounting those cash flows at a market rate of interest. At the acquisition date, we classify a loan as performing where we expect timely collection of all amounts in accordance with the original contractual terms of the loan and as credit-impaired where it is probable that we will not be able to collect all contractually required payments.

For purchased performing loans, the acquisition date fair value adjustment on each loan is amortized to interest income over the expected remaining life of the loan using the effective interest rate method. The remaining unamortized amounts relating to those loans are recorded in income in the period that the loan is repaid. ECL allowances are established in Provision for credit losses in the consolidated statement of income immediately after the acquisition date based on classifying each loan in stage 1, since the acquisition date is established as the initial recognition date of purchased performing loans for the purpose of assessing whether a significant increase in credit risk has occurred. Subsequent to the acquisition date, ECL allowances are estimated in a manner consistent with our significant increase in credit risk and impairment policies that we apply to loans that we originate.

For purchased credit-impaired loans, the acquisition date fair value adjustment on each loan consists of management’s estimate of the shortfall of principal and interest cash flows expected to be collected and the time value of money. The time value of money component of the fair value adjustment is amortized to interest income over the expected remaining life of the loan using the effective interest rate method. Subsequent to the acquisition date, we regularly re-estimate the expected cash flows for purchased credit-impaired loans. Decreases in the expected cash flows will result in an increase in our ECL allowance. Increases in the expected cash flows will result in a recovery of the ECL allowance. ECL allowances for purchased credit-impaired loans are reported in stage 3.

Originated credit-impaired financial assets

The accounting for originated credit-impaired financial assets operates in a similar manner to the accounting for purchased credit-impaired loans in that originated credit-impaired assets are initially recognized at fair value with no initial ECL allowance as concerns about the collection of future cash flows are instead reflected in the origination date discount. The time value of money component of the discount is amortized to interest income over the expected remaining life of the financial asset using the effective interest rate method. Changes in expectation regarding the contractual

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cash flows for loans are recognized immediately in Provision for credit losses and for securities are recognized in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.

This accounting generally applies to financial assets that result from debt restructuring arrangements in which a previously impaired financial asset is exchanged for a new financial asset that is either recognized at a fair value that represents a deep discount to par or for which there are significant concerns over the ability to collect the contractual cash flows.

Determination of fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based upon the market observability of the valuation inputs used in measuring the fair value. See Note 3 for more details about fair value measurement subsequent to initial recognition by type of financial instrument.

Transaction costs

Transaction costs relating to financial instruments mandatorily measured or designated at FVTPL are expensed as incurred. Transaction costs are amortized over the expected life of the instrument using the effective interest rate method for instruments measured at amortized cost, and debt instruments measured at FVOCI. For equity instruments designated at FVOCI, transaction costs are included in the instrument’s carrying value.

Date of recognition of securities

We account for all securities transactions on our consolidated balance sheet using settlement date accounting.

Effective interest rate

Interest income and expense for all financial instruments measured at amortized cost and for debt securities measured at FVOCI are recognized in Interest income and Interest expense using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying value of the financial asset or liability upon initial recognition. When calculating the effective interest rate, we estimate future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are accounted for using the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in Non-interest income over the commitment period. Loan syndication fees are included in Non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest rate method.

Interest income is recognized on stage 1 and stage 2 financial assets measured at amortized cost by applying the effective interest rate to the gross carrying amount of the financial instrument. For stage 3 financial instruments, interest income is recognized using the rate of interest used to discount the estimated future cash flows for the purpose of measuring the impairment loss and applied to the net carrying value of the financial instrument.

Securitizations and derecognition of financial assets

Securitization of our own assets provides us with an additional source of liquidity. As we generally retain substantially all of the risks and rewards of the transferred assets, assets remain on the consolidated balance sheet and funding from these transactions is accounted for as Deposits – secured borrowings.

Securitizations to non-consolidated SEs are accounted for as sales, with the related assets being derecognized, only where:

•	Our contractual right to receive cash flows from the assets has expired;
•

We transfer our contractual rights to receive the cash flows of the financial asset, and have: (i) transferred substantially all the risks and rewards of ownership, or (ii) neither retained nor transferred substantially all the risks and rewards, but have not retained control; or

•	The transfer meets the criteria of a qualifying pass-through arrangement.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference in the respective carrying values is recognized in the consolidated statement of income. The repurchase of a debt instrument is considered an extinguishment of that debt instrument even if we intend to resell the instrument in the near term.

Financial guarantees

Financial guarantees are financial contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts issued by CIBC that are not classified as insurance contracts are initially recognized as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantees, which is generally the premium received or receivable on the date the guarantee was given. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortization, and the applicable ECL allowances. A financial guarantee that qualifies as a derivative is remeasured at fair value as at each reporting date and reported as Derivative instruments in assets or liabilities, as appropriate.

Mortgage commitments

Mortgage interest rate commitments are extended to our retail clients in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 120 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at the funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Based on our estimate of the commitments expected to be exercised, a financial liability would be recognized on our consolidated balance sheet, to which we apply the FVO. We

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also carry the associated economic hedges at fair value on the consolidated balance sheet. Changes in the fair value of the FVO commitment liability and the associated economic hedges are included in Gains (losses) from financial instruments measured/designated at FVTPL, net. In addition, since the fair value of the commitments is priced into the mortgage, the difference between the mortgage amount and its fair value at funding is recognized in the consolidated statement of income to offset the carrying value of the mortgage commitment that is released upon its expiry.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset, and the amount presented net, when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Acceptances and customers’ liability under acceptances

Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as Customers’ liability under acceptances.

Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

Securities purchased under resale agreements are treated as collateralized lending transactions as they represent the purchase of securities affected with a simultaneous agreement to sell them back at a future date at a fixed price, which is generally near term. These transactions are classified and measured at amortized cost, as they meet the SPPI criteria and are managed under a hold to collect business model, unless they were classified at FVTPL or designated under the FVO. For Securities purchased under resale agreements that are classified at amortized cost, an ECL is applied. Interest income is accrued using the effective interest rate method and is included in Interest income – Securities borrowed or purchased under resale agreements in the consolidated statement of income.

Similarly, securities sold under agreements to repurchase are treated as collateralized borrowing transactions at amortized cost with interest expense accrued using the effective interest rate method and are included in Interest expense – Securities lent or sold under repurchase agreements in the consolidated statement of income. Certain obligations related to securities sold under repurchase agreements are designated at FVTPL under the FVO.

Cash collateral on securities borrowed and securities lent

The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities, which is generally near term, is recognized as cash collateral on securities borrowed and securities lent, respectively. These transactions are classified and measured at amortized cost as they meet the SPPI criteria and are managed under a hold to collect business model. For Cash collateral on securities borrowed classified at amortized cost, an ECL is applied. Interest income on cash collateral paid and interest expense on cash collateral received together with the security borrowing fees and security lending income are included in Interest income – Securities borrowed or purchased under resale agreements and Interest expense – Securities lent or sold under repurchase agreements, respectively. For securities borrowing and lending transactions where securities are pledged or received as collateral, securities pledged by CIBC remain on the consolidated balance sheet and securities received by CIBC are not recognized on the consolidated balance sheet.

Derivatives

We use derivative instruments for both asset/liability management (ALM) and trading purposes. The derivatives used for ALM purposes allow us to manage financial risks, such as movements in interest and foreign exchange rates, while our derivative trading activities are primarily driven by client activities. We may also take proprietary trading positions within prescribed risk limits with the objective of earning income.

All derivative instruments are recognized initially, and are measured subsequently, at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as derivative instruments. Any realized and unrealized gains or losses on derivatives used for trading purposes are recognized immediately in Gains (losses) from financial instruments measured/designated at FVTPL, net. The accounting for derivatives used for ALM purposes depends on whether they qualify for hedge accounting as discussed below.

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives, including OTC derivatives that are centrally cleared, are obtained using valuation techniques, including discounted cash flow models and option pricing models. See Note 13 for further information on the valuation of derivatives.

Derivatives used for ALM purposes that qualify for hedge accounting

As permitted at the time of transition to IFRS 9 “Financial Instruments” (IFRS 9), we previously elected to continue to apply the hedge accounting requirements of IAS 39. We adopted the Phase 1 and Phase 2 amendments to IAS 39, together with the associated IFRS 7 “Financial Instruments: Disclosures” (IFRS 7) disclosure requirements, relating to interest rate benchmark reform for hedge accounting relationships impacted by the reform. See the “Interest Rate Benchmark Reform” section below for further detail.

We apply hedge accounting for derivatives held for ALM purposes that meet specified criteria. There are three types of hedges: fair value, cash flow and hedges of net investments in foreign operations (NIFOs). When hedge accounting is not applied, the change in the fair value of the derivative is recognized in the consolidated statement of income (see “Derivatives used for ALM purposes that are not designated for hedge accounting” below).

In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with IAS 39. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, are documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.

We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the change in the fair value of the hedging derivative differs from the change in the fair value of the hedged risk in the hedged item, or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recognized immediately in the consolidated statement of income.

Fair value hedges

We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged interest rate risk are accounted for as basis adjustments to the hedged financial instruments and are included in Net interest income. Changes in fair value from the hedging derivatives are also included in Net interest income. Any differences between the two represent hedge ineffectiveness that is included in Net interest income.

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Consolidated financial statements

Similarly, for hedges of foreign exchange risk, changes in the fair value from the hedging derivatives and non-derivatives are included in FXOTT. Changes in the fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also included in FXOTT. Any difference between the two represents hedge ineffectiveness.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is amortized over the remaining term of the hedged item. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in the consolidated statement of income.

Cash flow hedges

We designate cash flow hedges as part of interest rate risk management strategies that use derivatives to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments, and as part of foreign exchange rate risk management strategies to hedge forecasted foreign currency denominated cash flows. We also designate cash flow hedges to hedge changes in CIBC’s share price in respect of certain cash-settled share-based payment awards.

The effective portion of the change in fair value of the derivative instrument is recognized in OCI until the variability in cash flows being hedged is recognized in the consolidated statement of income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivative is included in Net interest income, FXOTT, or Non-interest expenses immediately as it arises.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. Upon termination of the hedge relationship, any remaining amount in AOCI remains therein until it is recognized in the consolidated statement of income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in the consolidated statement of income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is recognized immediately in the consolidated statement of income.

Hedges of NIFOs with a functional currency other than the Canadian dollar

We may designate NIFO hedges to mitigate the foreign exchange risk on our NIFOs with a functional currency other than the Canadian dollar.

These hedges are accounted for in a similar manner to cash flow hedges. The change in fair value of the hedging instrument relating to the effective portion is recognized in OCI. The change in fair value of the hedging instrument attributable to the forward points and relating to the ineffective portion is recognized immediately in FXOTT. Gains and losses in AOCI are reclassified to the consolidated statement of income upon the disposal or partial disposal of the investment in the foreign operation that involves the loss of control, as explained in the “Foreign currency translation” policy above.

Derivatives used for ALM purposes that are not designated for hedge accounting

The change in fair value of the derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in Gains (losses) from financial instruments measured/designated at FVTPL, net. The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in Non-interest income as FXOTT or Other, as appropriate, or in the case of economic hedges of cash-settled share-based payment obligations, in compensation expense.

Embedded derivatives

Derivatives embedded in financial liabilities are accounted for as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument and the terms of the embedded derivative represent those of a freestanding derivative in situations where the combined instrument is not classified as FVTPL or FVO. These embedded derivatives, which are classified together with the host instrument on the consolidated balance sheet, are measured at fair value, with changes therein included in the consolidated statement of income. The residual amount of the host liability is accreted to its maturity value through Interest income and Interest expense, respectively, using the effective interest rate method.

Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the residual host instrument. Where an embedded derivative is separable from the host instrument but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately or is otherwise not bifurcated, the entire combined contract is measured at FVTPL.

Financial assets with embedded derivatives are classified in their entirety into the appropriate classification at initial recognition through an assessment of the contractual cash flow characteristics of the asset and the business model under which it is managed.

Accumulated other comprehensive income

AOCI is included on the consolidated balance sheet as a separate component of total equity, net of income tax. It includes net unrealized gains and losses on FVOCI debt and equity securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges under IAS 39, unrealized foreign currency translation gains and losses on foreign operations with a functional currency other than the Canadian dollar net of gains or losses on related hedges, net gains (losses) related to fair value changes of FVO liabilities attributable to changes in own credit risk, and net gains (losses) on post-employment defined benefit plans.

Treasury shares

Where we repurchase our own equity instruments, these instruments are treated as treasury shares and are deducted from equity at their cost with any gain or loss recognized in Contributed surplus or Retained earnings as appropriate. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of our own equity instruments. Any difference between the carrying value and the consideration, if reissued, is also included in Contributed surplus.

Liabilities and equity

We classify financial instruments as a liability or equity based on the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities at potentially unfavourable terms. A contract is also classified as a liability if it is a non-derivative and could obligate us to deliver a variable number of our own shares or it is a derivative other than one that can be settled by the delivery of a fixed amount of cash or another financial asset for a fixed number of our own equity instruments. An instrument is classified as equity if it evidences a residual interest in our assets after deducting all liabilities. The components of a compound financial instrument are classified and accounted for separately as assets, liabilities, or equity as appropriate. Incremental costs directly attributable to the issuance of equity instruments are shown in equity, net of income tax.

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Consolidated financial statements

Property and equipment

Land is recognized initially at cost and is subsequently measured at cost less any accumulated impairment losses. Buildings, furniture, equipment and leasehold improvements are recognized initially at cost and are subsequently measured at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation commences when the assets are available for use and is recognized on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. The estimated useful lives are as follows:

•	Buildings – 40 years
•	Computer equipment – 3 to 7 years
•	Office furniture, equipment and other – 4 to 15 years
•	Leasehold improvements – over the estimated useful life

Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and are adjusted if appropriate.

Gains and losses on disposal are included in Non-interest income – Other.

Leases

CIBC adopted IFRS 16 “Leases” (IFRS 16) in place of IAS 17 “Leases” as of November 1, 2019. We applied IFRS 16 on a modified retrospective basis. As permitted, we did not restate our prior period comparative consolidated financial statements, which were reported under the prior guidance. The impact of adopting IFRS 16 is discussed below.

As a lessee, we recognize a right-of-use asset and a corresponding lease liability based on the present value of future lease payments, less any lease incentives receivable, when the lessor makes the leased asset available for use to CIBC, based on the non-cancellable portion of the lease term, adjusted for any renewal or termination options that are reasonably certain to be exercised. Measurement of the right-of-use asset also includes any initial direct costs of procuring the lease, and any lease payments made or lease incentives received prior to lease commencement. Discount rates are based on the rate implicit in the lease, if determinable, or on CIBC’s incremental borrowing rate. Where a property lease contains both a lease and non-lease component, we have elected not to allocate the consideration in the contract to each of the components. Subsequent to initial measurement, CIBC measures the lease liability by increasing the carrying amount to reflect interest on the lease liability based on the discount rate at the time of recognition and reducing the carrying amount to reflect lease payments made during the period, net of any remeasurements for lease reassessment or modifications. The right-of-use asset is measured using the cost model, and amortized on a straight-line basis over the lease term. Right-of-use assets and the corresponding lease liabilities are recognized in Property and equipment and Other liabilities, respectively, on our consolidated balance sheet.

The right-of-use asset and the corresponding lease liability are remeasured when there is a change in lease term, a change in the assessment of an option to purchase a leased asset, a change in the expected residual value guarantee (if any), or a change in future lease payments due to a change in the index or rate applicable to the payment. Right-of-use assets are tested for impairment as required under IAS 36 “Impairment of Assets” (IAS 36). In addition, the evaluation of the useful life for depreciation is assessed under IAS 36.

Lease payments for low-value assets, short-term leases and variable leases are systematically recognized in Non-interest expenses based on the nature of the expense.

As an intermediate lessor, we classify a sublease as an operating or finance sublease based on whether substantially all of the risks and rewards related to the underlying right-of-use asset are transferred to the sub-lessee. If classified as a finance sublease, the related right-of-use asset is derecognized and an investment in sublease is recognized, with the difference recognized in the consolidated statement of income as a gain or loss. In measuring the investment in sublease, we apply the head lease discount rate unless the rate implicit in the sublease is determinable. Where a finance sublease includes lease and non-lease components, we allocate the total consideration in the contract to each component based on the standalone prices for each of these components. The investment in sublease is recognized in Other assets on our consolidated balance sheet, and is subsequently measured using the effective interest rate method, with interest income recognized over the term of the sublease. Rental income from operating subleases is recognized on a systematic basis over the lease term.

Transition impact from adoption of IFRS 16

The adoption of IFRS 16 resulted in the recognition of approximately $1.7 billion of lease liabilities and $1.6 billion of right-of-use assets as at November 1, 2019. The amount of the right-of-use assets recognized was determined based on the amount of the lease liabilities less the existing deferred rent liabilities as at October 31, 2019. Furthermore, the reassessment of certain subleases related to a previously recognized finance lease property, a portion of which is rented out and considered investment property, resulted in an increase in net assets as a result of the recognition of additional sublease-related assets, net of the derecognition of amounts related to the corresponding head lease. The after-tax impact to retained earnings as a result of adopting IFRS 16 was an increase of $0.1 billion. The following permitted recognition exemptions and practical expedients were applied:

•

A single discount rate curve was applied to portfolios of leases with reasonably similar characteristics at the date of application. The weighted average incremental borrowing rate applied on our existing lease portfolio was 2.31%.

•	In contracts where we are the lessee, we did not reassess contracts that were identified as finance leases under the previous accounting standard (IAS 17).
•	We elected to exclude leases of assets considered as low value and short-term leases with a remaining term of less than 12 months.
•

We applied the onerous lease provisions recognized as at October 31, 2019 as an alternative to performing an impairment review of our right-of-use assets as at November 1, 2019. Where an onerous lease provision was recorded on a lease, the right-of-use asset was reduced by the amount of that provision on transition and no further impairment review was performed.

•

We elected not to separate lease and non-lease components of a lease contract when calculating the lease liability and corresponding right-of-use asset for certain classes of assets. Non-lease components may consist of, but are not limited to, common area maintenance expenses and utility charges. Other occupancy costs not within the scope of IFRS 16 continue to be recorded as operating expenses.

Goodwill, software and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired in business combinations. Identifiable intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.

Goodwill is not amortized, but is subject to impairment review at least annually or more frequently if there are indicators that the goodwill may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Intangible assets represent software and customer relationships, core deposit intangibles, investment management contracts, and brand names recognized as part of past acquisitions. Intangible assets with definite useful lives are measured at cost less accumulated amortization and

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Consolidated financial statements

accumulated impairment losses. Each intangible asset is assessed for legal, regulatory, contractual, competitive or other factors to determine if the useful life is definite. Intangible assets with definite useful lives are amortized over their estimated useful lives, which are as follows:

•	Software – 5 to 10 years
•	Contract-based intangibles – 8 to 15 years
•	Core deposit and customer relationship intangibles – 3 to 16 years

Intangible assets with indefinite useful lives are measured at cost less any accumulated impairment losses. Indefinite-life intangible assets are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Impairment of non-financial assets

The carrying values of non-financial assets with definite useful lives, including right-of-use assets, buildings and equipment, and intangible assets with definite useful lives are reviewed to determine whether there is any indication of impairment. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. If any such indication of impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

For the purpose of reviewing non-financial assets with definite useful lives for impairment, asset groups are reviewed at their lowest level for which identifiable cash inflows are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash-generating unit (CGU).

Corporate assets do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum collection of CGUs to which the corporate asset can be allocated reasonably and consistently.

The recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is the present value of the future cash flows expected to be derived from the asset or CGU. When the carrying value exceeds its recoverable amount, an impairment loss equal to the difference between the two amounts is recognized in the consolidated statement of income. If an impairment subsequently reverses, the carrying value of the asset is increased to the extent that the carrying value of the underlying assets does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment had been recognized. Any impairment reversal is recognized in the consolidated statement of income in the period in which it occurs.

Goodwill is assessed for impairment based on the group of CGUs expected to benefit from the synergies of the business combination, and the lowest level at which management monitors the goodwill. Any potential goodwill impairment is identified by comparing the recoverable amount of the CGU grouping to which the goodwill is allocated to its carrying value including the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized in the consolidated statement of income in the period in which it occurs. Impairment losses on goodwill are not subsequently reversed if conditions change.

Income taxes

Income tax comprises current tax and deferred tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized accordingly.

Current tax is the tax expected to be payable on the taxable profit for the year, calculated using tax rates enacted or substantively enacted as at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax assets and liabilities are offset when CIBC intends to settle on a net basis and the legal right to offset exists.

Deferred tax is recognized on temporary differences between the carrying value of assets and liabilities on the consolidated balance sheet and the corresponding amounts attributed to such assets and liabilities for tax purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our NIFOs and will not reverse in the foreseeable future. Deferred tax assets, other than those arising from our NIFOs, are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax assets arising from our NIFOs are recognized for deductible temporary differences which are expected to reverse in the foreseeable future to the extent that it is probable that future taxable profits will be available against which these deductible temporary differences can be utilized. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income, or for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the reporting date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity or tax reporting group.

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority, which gives rise to uncertainty. For tax positions where there is uncertainty regarding the ultimate determination of the tax impact, including positions which are under audit, dispute or appeal, we recognize provisions to consider this uncertainty based on our best estimate of the amount expected to be paid based on an assessment of the relevant factors.

Pension and other post-employment benefits

We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-employment benefit plans including post-retirement medical and dental benefits.

Defined benefit plans

The cost of pensions and other post-employment benefits earned by employees is actuarially determined separately for each plan using the projected unit credit method and our best estimate of salary escalation, retirement ages of employees, mortality and expected health-care costs. This represents CIBC’s defined benefit obligation, which is measured as at the reporting date. The discount rate used to measure the defined benefit obligation is based on the yield of a portfolio of high-quality corporate bonds denominated in the same currency in which the benefits are expected to be paid and with terms to maturity that, on average, match the terms of the defined benefit obligation.

Plan assets are measured at fair value as at the reporting date.

The net defined benefit asset (liability) represents the present value of the defined benefit obligation less the fair value of plan assets. The net defined benefit asset (liability) is included in Other assets and Other liabilities, respectively.

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Consolidated financial statements

Current service cost reflects the cost of providing post-employment benefits earned by employees in the current period. Current service cost is calculated as the present value of the benefits attributed to the current year of service and is recognized in the consolidated statement of income. The current service cost is calculated using a separate discount rate to reflect the longer duration of future benefit payments associated with the additional year of service to be earned by the plan’s active participants.

Past service costs arising from plan amendments or curtailments are recognized in net income in the period in which they arise.

Net interest income or expense comprises interest income on plan assets and interest expense on the defined benefit obligation. Interest income is calculated by applying the discount rate to the plan assets, and interest expense is calculated by applying the discount rate to the defined benefit obligation. Net interest income or expense is recognized in the consolidated statement of income.

Actuarial gains and losses represent changes in the present value of the defined benefit obligation which result from changes in actuarial assumptions and differences between previous actuarial assumptions and actual experience, and from differences between the actual return on plan assets and assumed interest income on plan assets. Net actuarial gains and losses are recognized in OCI in the period in which they arise and are not subject to subsequent reclassification to net income. Cumulative net actuarial gains and losses are included in AOCI.

When the calculation results in a net defined benefit asset, the recognized asset is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling). For plans where we do not have an unconditional right to a refund of surplus, we determine the asset ceiling by reference to future economic benefits available in the form of reductions in future contributions to the plan, in which case the present value of economic benefits is calculated giving consideration to minimum funding requirements for future service that apply to the plan. Where a reduction in future contributions to the plan is not currently realizable at the reporting date, we estimate whether we will have the ability to reduce contributions for future service at some point during the life of the plan by taking into account, among other things, expected future returns on plan assets. If it is anticipated that we will not be able to recover the value of the net defined benefit asset, after considering minimum funding requirements for future service, the net defined benefit asset is reduced to the amount of the asset ceiling.

When the payment in the future of minimum funding requirements related to past service would result in a net defined benefit surplus, or an increase in a net defined benefit surplus, the minimum funding requirements are recognized as a liability to the extent that the surplus would not be fully available as a refund or a reduction in future contributions. Any funded status surplus is limited to the present value of future economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Defined contribution plans

Costs for defined contribution plans are recognized during the year in which the service is provided.

Other long-term employee benefits

CIBC sponsors a closed long-term disability plan that is classified as a long-term defined benefit arrangement. As the amount of the long-term disability benefit does not depend on the length of service, the obligation is recognized when an event occurs that gives rise to an obligation to make payments. CIBC also offers other medical and dental benefits to employees while on long-term disability.

The amount of other long-term employee benefits is actuarially calculated using the projected unit credit method. Under this method, the benefit is discounted to determine its present value. The methodology used to determine the discount rate used to value the long-term employee benefit obligation is consistent with that for pension and other post-employment benefit plans. Actuarial gains and losses and past service costs are recognized in the consolidated statement of income in the period in which they arise.

Share-based payments

We provide compensation to certain employees and directors in the form of share-based awards.

Compensation expense for share-based awards is recognized from the service commencement date to the earlier of the contractual vesting date or the employee’s retirement eligible date. For grants regularly awarded in the annual incentive compensation cycle (annual incentive grant), the service commencement date is considered to be the start of the fiscal year that precedes the fiscal year in which the grant is made. The service commencement date in respect of special awards granted outside of the annual cycle is the grant date. The amount of compensation expense recognized is based on management’s best estimate of the number of share-based awards expected to vest, including estimates of expected forfeitures, which are revised periodically as appropriate. For the annual incentive grant, compensation expense is recognized from the service commencement date based on the estimated fair value of the forthcoming grant with the estimated fair value adjusted to the actual fair value at the grant date.

Under the Restricted Share Award (RSA) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized.

Under the Performance Share Unit (PSU) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, and revised estimates of the performance factor, net of related hedges, are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized. The performance factor ranges from 75% to 125% of the initial number of units awarded based on CIBC’s performance relative to the other major Canadian banks.

Compensation expense in respect of the Employee Stock Option Plan (ESOP) is based on the grant date fair value. Where the service commencement date precedes the grant date, compensation expense is recognized from the service commencement date based on the estimated fair value of the award at the grant date, with the estimated fair value adjusted to the actual fair value at the grant date. Compensation expense results in a corresponding increase to contributed surplus. If the ESOP award is exercised, the proceeds we receive, together with the amount recognized in Contributed surplus, are credited to common share capital. If the ESOP award expires unexercised, the compensation expense remains in Contributed surplus.

As part of our acquisition of Wellington Financial Fund V LP (Wellington Financial) in the first quarter of 2018, equity-settled awards in the form of exchangeable shares with specific service and non-market performance vesting conditions were issued to selected employees. Compensation expense in respect of the exchangeable shares is based on the grant date fair value, adjusted for changes in the estimated impact of the non-market performance conditions.

Compensation in the form of Deferred Share Units (DSUs) issued pursuant to the Deferred Share Unit Plan, the Deferred Compensation Plan (DCP), and the Directors’ Plan, entitles the holder to receive the cash equivalent of a CIBC common share. At the time DSUs are granted, the related expense in respect of the cash compensation that an employee or director would otherwise receive would have been fully recognized. Changes in the obligations which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as compensation expense for employee DSUs and as Non-interest expense – Other for Directors’ DSUs.

Our contributions under the Employee Share Purchase Plan (ESPP) are expensed as incurred.

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Consolidated financial statements

The impact due to our changes in common share price in respect of cash-settled share-based compensation under the RSA and PSU plans is hedged through the use of derivatives. We designate these derivatives within cash flow hedge accounting relationships. The effective portion of the change in fair value of these derivatives is recognized in OCI and is reclassified into compensation expense, within the consolidated statement of income, over the period that the hedged awards impact the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivatives is recognized in the consolidated statement of income immediately as it arises.

Provisions and contingent liabilities

Provisions are liabilities of uncertain timing or amount. A provision is recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provision is recognized as the best estimate of the amount required to settle the obligation at the reporting date, taking into account the risk and uncertainties related to the obligation. Where material, provisions are discounted to reflect the time value of money, and the increase in the obligation due to the passage of time is presented as Interest expense in the consolidated statement of income.

Contingent liabilities are possible obligations that arise from past events whose existence will be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events not wholly within the control of CIBC, or are present obligations that have arisen from past events but are not recognized because it is not probable that settlement will require the outflow of economic benefits.

Provisions and contingent liabilities are disclosed in the consolidated financial statements.

Earnings per share

We present basic and diluted EPS for our common shares.

Basic EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted-average number of common shares outstanding during the period. The net income attributable to CIBC common shareholders is determined after deducting the after-tax amount of dividends on preferred shares and distributions on other equity instruments, which are accounted for in retained earnings, from the net income attributable to equity shareholders.

Diluted EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of contingently issuable shares and the exercise of stock options based on the treasury stock method. The number of contingently issuable shares included in diluted EPS is based on the number of shares that would be issuable if the end of the reporting period were the end of the contingency period. For stock options, the treasury stock method determines the number of incremental common shares by assuming that outstanding stock options, whose exercise price is less than the average market price of common shares during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. Instruments determined to have an antidilutive effect for the period are excluded from the calculation of diluted EPS.

Fee and commission income

The recognition of fee and commission income is determined by the purpose of the fee or commission and the terms specified in the contract with the customer. Revenue is recognized when, or as, a performance obligation is satisfied by transferring control of the service to the customer, in the amount of the consideration to which we expect to be entitled. Revenue may therefore be recognized at a point in time upon completion of the service or over time as the services are provided. When revenue is recognized over time, we are generally required to provide the services each period, such that control of the services is transferred evenly to the customer, and we therefore measure our progress towards completion of the service based upon the time elapsed. For contracts where the transaction price includes variable consideration, revenue is only recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved, which typically occurs by the end of the reporting period. When another party is involved in providing a service to a customer, we determine whether the nature of our performance obligation is that of a principal or an agent. If we control the service before it is transferred to the customer, we are acting as the principal and present revenue separately from the amount paid to the other party; otherwise we are the agent and present revenue net of the amount paid to the other party. Our performance obligations typically have a term of one year or less, with payment received upon satisfaction of the performance obligation or shortly afterwards, and as a result there is no significant financing component and we do not typically capitalize the costs of obtaining contracts with our customers. Income which forms an integral part of the effective interest rate of a financial instrument is recognized as an adjustment to the effective interest rate.

In addition to these general principles, the following specific policies are also applied:

Underwriting and advisory fees are earned on debt and equity securities placements and transaction-based advisory services. Underwriting fees are typically recognized at the point in time when the transaction is completed. Advisory fees are generally recognized as revenue over the period of the engagement as the related services are provided or at the point in time when the transaction is completed.

Deposit and payment fees arise from personal and business deposit accounts and cash management services. Monthly and annual fees are recognized over the period that the related services are provided. Transactional fees are recognized at the point in time when the related services are provided.

Credit fees consist of loan syndication fees, loan commitment fees, letter of credit fees, banker’s acceptance stamping fees, and securitization fees. Credit fees are generally recognized over the period that the related services are provided, except for loan syndication fees, which are typically recognized at the point in time that the financing placement is completed.

Card fees primarily include interchange income, overlimit fees, cash advance fees, and annual fees. Card fees are recognized at the point in time that the related services are provided, except for annual fees, which are recognized over the 12-month period to which they relate. The cost of credit card loyalty points is recognized as a reduction of interchange income when the loyalty points are issued for both self-managed and third-party loyalty points programs. Credit card loyalty point liabilities are recognized for self-managed loyalty point programs and are subject to periodic remeasurement to reflect the expected cost of redemption as this expectation changes over time.

Commissions on securities transactions include brokerage commissions for transactions executed on behalf of clients, trailer fees and mutual fund sales commissions. Brokerage commissions and mutual fund sales commissions are generally recognized at the point in time that the related transaction is executed. Trailer fees are typically calculated based upon the average daily net asset value of the mutual fund units held by clients and are recognized over time as the related services are provided.

Investment management fees are primarily based on the respective value of the assets under management (AUM) or assets under administration (AUA) and are recognized over the period that the related services are provided. Investment management fees relating to our asset management and private wealth management business are generally calculated based on point-in-time AUM balances, and investment

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Consolidated financial statements

management fees relating to our retail brokerage business are generally calculated based on point-in-time AUM or AUA balances. Custodial fees are recognized as revenue over the applicable service period, which is generally the contract term.

Mutual fund fees and administration fees are earned on fund management services and are recognized over the period that the mutual funds are managed based upon a specified percentage of the daily net asset values of the respective mutual funds. In certain circumstances, CIBC may, on a discretionary basis, elect to absorb certain expenses that would otherwise be payable by the mutual funds directly. These expenses are recognized in Non-interest expenses on the consolidated statement of income.

Interest Rate Benchmark Reform

Various interest rate and other indices that are deemed to be “benchmarks” including the London Interbank Offered Rate (LIBOR) are the subject of international regulatory guidance and proposals for reform. Regulators in various jurisdictions have advocated for the transition from Interbank Offered Rates (IBORs) to alternative benchmark rates (alternative rates), based upon risk-free rates determined using actual market transactions. The United Kingdom’s (U.K.’s) Financial Conduct Authority (FCA) originally announced in July 2017 that it would not compel banks to submit LIBOR rates after December 2021. In March 2021, the FCA and the ICE Benchmark Administration (IBA) announced the dates for the cessation or loss of representativeness of various LIBOR rates including that the GBP, EUR, CHF and JPY LIBORs will cease on December 31, 2021 and that most USD LIBOR tenors will cease on June 30, 2023. This announcement results in a fixed spread between the LIBOR rate and the alternative rate for a given tenor which will apply on the cessation of the relevant LIBOR rates. While the extension for most USD LIBOR tenors until June 30, 2023 allows for many legacy contracts to mature before the cessation date, originations of new USD LIBOR linked products are expected to cease after the end of calendar 2021. In June 2021, OSFI announced its expectations for the cessation of IBOR rates, which are consistent with the announcements previously made by the FCA and IBA. OSFI also expects financial institutions to prioritize system and model updates to accommodate alternative rates and to be able to transact in alternative rates by the end of 2021. We expect to be compliant with these regulatory expectations.

In an effort to increase the liquidity of swaps indexed to alternative rates and to accelerate the progress of transitioning away from USD LIBOR, in June 2021, the Alternative Reference Rates Committee (ARRC) endorsed the Secured Overnight Financing Rate (SOFR) First initiative announced by the Commodity Futures Trading Commission. As a result of this initiative, interdealer brokers are recommended to trade swaps that are indexed to risk-free rates in place of swaps indexed to LIBOR commencing July 26, 2021. Subsequent to this change in interdealer trading conventions, ARRC formally recommended the Chicago Mercantile Exchange (CME) Group’s forward-looking SOFR term rate (Term SOFR), which is expected to provide entities with greater certainty over SOFR based lending rates since term rates are established at the beginning of a contractual interest reset period in contrast to overnight rates such as SOFR that are reset each day. As a participant in the interdealer broker market, CIBC has the necessary processes, systems and models to comply with the SOFR First initiative and will continue to monitor the development of Term SOFR as we manage IBOR transition.

In November 2021, the FCA announced that it will require the LIBOR benchmark administrator to publish certain sterling and Japanese yen LIBOR settings on a non-representative synthetic basis during 2022, which would allow certain legacy contracts to continue to use certain LIBOR settings for a limited time period after the December 31, 2021 cessation date. We do not expect the FCA announcement to materially affect our transition to alternative rates and expect to achieve substantial completion of our remediation of non-USD LIBOR contracts before December 31, 2021 in a manner consistent with regulatory expectations.

In response to interest rate benchmark reform, the IASB issued “Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16” (Phase 2 amendments) in August 2020. These amendments address issues that affect financial reporting once an existing rate is replaced with an alternative rate and conclude the IASB’s amendments to financial reporting standards due to the effects of interest rate benchmark reform. While the Phase 2 amendments are effective for annual periods beginning on or after January 1, 2021, we elected to early adopt the Phase 2 amendments effective November 1, 2020. Only the amendments to the classification and measurement sections of IFRS 9, the hedge accounting sections of IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39), and to IFRS 7 “Financial Instruments: Disclosures”, IFRS 4 “Insurance Contracts”, and IFRS 16 “Leases” apply to us because we elected to continue to apply the hedge accounting requirements of IAS 39 upon the adoption of IFRS 9 “Financial Instruments” (IFRS 9).

The Phase 2 amendments permit modifications of amortized cost financial assets and financial liabilities, and lessee lease liabilities that are made as a direct consequence of IBOR reform, and on an economically equivalent basis to be accounted for by updating the effective interest rate prospectively with no immediate gain or loss recognition. The amendments also provide temporary relief that allows for hedging relationships to continue upon the replacement of an existing interest rate benchmark with an alternative rate under certain qualifying conditions, including the amendment of the hedge designation and documentation to reflect the new rate without discontinuing the hedge relationship and provide relief in establishing new hedging relationships based upon alternative rates. The amendments also provide temporary relief that allows entities to designate an alternative rate as a risk component to hedge provided that the entity reasonably expects that the alternative rate will become separately identifiable within 24 months of its first designation. Further relief is also provided for cash flow hedges, where the amounts accumulated in the cash flow reserve are deemed to be based on the alternative rates on which the hedged future cash flows are determined. As a result of the adoption of the Phase 2 amendments, we have provided additional disclosures related to our exposures to significant benchmark rates subject to the reform below.

The IASB had previously issued “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7” (Phase 1 amendments) in September 2019. The Phase 1 amendments provide temporary relief for specific hedge accounting requirements to address uncertainties in the period prior to replacement of IBORs, and provide specific disclosure requirements for the affected hedging relationships. These amendments allow for hedge accounting to continue before the replacement of existing interest rate benchmark with an alternative rate, and provide an exemption from the requirement to discontinue hedge accounting if a hedge relationship does not meet the hedge effectiveness requirements solely as a result of IBOR transition. The application of this relief will end at the earlier of the discontinuation of the impacted hedge relationship and when the uncertainty arising from the reform is no longer present with respect to the timing and amount of cash flows of the hedged item and hedging instrument, which is expected to occur on the cessation date of the relevant LIBOR rate. We adopted the Phase 1 amendments effective November 1, 2019.

As IBORs are widely referenced by large volumes of derivative, loan and cash products, the transition presents a number of risks to us, and the industry as a whole. These transition risks include market risk (as new basis risks emerge), model risk, operational risk (as processes are changed or newly introduced), legal risk (as contracts are revised) and conduct risk (in ensuring clients are adequately informed/prepared). In response to the proposed reforms to interest rate benchmarks, we have established an Enterprise IBOR Transition Program (Program), which is supported by a formal governance structure and dedicated working groups that include stakeholders from frontline businesses as well as functional groups such as Treasury, Technology and Operations, Risk Management, Legal and Finance, to manage and coordinate all aspects of the transition, including the identification and mitigation of the risks. An IBOR Steering Committee has been established with responsibility for oversight and execution of the Program. The IBOR Steering Committee manages the impact of the transition risks through appropriate mitigating actions. We also continue to engage with industry associations to incorporate recent developments into our project plan. The Program provides regular updates to the senior management including the Executive Committee, and the Board of Directors.

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As a part of the Program, we are transitioning our existing IBOR based contracts to those that reference the new alternative rates, and have developed business processes to support the transition. We are on track to substantially complete the remediation of our non-USD LIBOR referenced contracts by incorporating appropriate fallback language or by replacing the LIBOR referenced rates to the corresponding alternative rates with appropriate spread adjustments. We have ceased the issuance of GBP and JPY LIBOR linked products earlier this year, and expect to cease origination of new USD LIBOR products by the end of calendar year 2021 in a manner consistent with regulatory expectations. We are also working with clearing houses to transition our existing non-USD LIBOR referenced derivatives cleared by them to alternative rates, which is expected to occur in December 2021. We have also started to offer products based upon alternative rates to our clients, and have continued to make information available to them, advising on developments on IBOR transition.

The following table presents the approximate notional amounts of our derivatives and the gross outstanding balances of our non-derivative financial assets and financial liabilities that are indexed to USD LIBOR, GBP LIBOR and other benchmark rates with a maturity date beyond June 30, 2023 for USD LIBOR, and December 31, 2021 for other benchmark rates expected to be affected by IBOR reform.

	Notional/gross outstanding amounts (1)(2)(3)
	October 31, 2021			November 1, 2020 (4)
(billions of Canadian dollars)	USD LIBOR	GBP LIBOR	Others (5)	USD LIBOR	GBP LIBOR	Others (5)
	Maturing after June 2023	Maturing after December 2021		Maturing after June 2023	Maturing after December 2021
Non-derivative financial assets
Securities	$1.6	$–	$–	$1.9	$–	$–
Loans	36.9	2.3	–	21.2	2.4	–
	38.5	2.3	–	23.1	2.4	–
Non-derivative financial liabilities
Secured borrowing deposits and subordinated indebtedness	0.1	1.1	–	0.1	1.1	–
Other deposits	1.0	–	–	1.0	–	–
	1.1	1.1	–	1.1	1.1	–
Derivatives	735.7	89.9	36.8	478.5	70.4	33.4
(1)

Excludes financial instruments which reference rates in multi-rate jurisdictions, including Canadian Dollar Offered Rate (CDOR), Euro Interbank Offered Rate (EURIBOR) and Australian Bank Bill Swap Rate. While the 6-month and 12-month tenors of CDOR discontinued on May 17, 2021, we did not hold material positions referencing these tenors as at November 1, 2020. Other tenors of CDOR are expected to continue.

(2)

The table excludes undrawn loan commitments. As at October 31, 2021, the total outstanding undrawn loan commitments that are potentially subject to the transition are estimated to be $47.9 billion (November 1, 2020: $27.7 billion) which can be drawn in USD LIBOR and have a maturity date beyond June 30, 2023 and $1.4 billion (November 1, 2020: $1.0 billion) which can be drawn in GBP LIBOR and have a maturity date beyond December 31, 2021.

(3)	For cross-currency swaps for which both legs reference benchmark rates that are subject to transition, the relevant notional amount for each leg has been included in the table above.
(4)	Certain prior period amounts were restated.
(5)	Includes exposures indexed to JPY LIBOR, CHF LIBOR and EUR LIBOR.

International Financial Reporting Interpretations Committee 23 “Uncertainty over Income Tax Treatments” (IFRIC 23)

CIBC adopted IFRIC 23 as at November 1, 2019. IFRIC 23 clarifies the accounting for uncertainties in income taxes. There was no impact to our consolidated financial statements and no changes in our accounting policies as a result of adopting IFRIC 23.

Conceptual Framework for Financial Reporting (Conceptual Framework)

The Conceptual Framework sets out the fundamental concepts that underlie the preparation and presentation of financial statements and serves to guide the IASB in developing IFRS standards. The Conceptual Framework is effective for annual periods beginning on or after January 1, 2020. As a result, CIBC adopted the Conceptual Framework as at November 1, 2020.

There was no impact to our consolidated financial statements and no changes in our accounting policies as a result of adopting the Conceptual Framework.

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Note 2	Impact of COVID-19

Progress towards containing outbreaks of the COVID-19 pandemic through vaccination campaigns and less restrictive public health measures provided an improving economic backdrop for CIBC. However, the pandemic, fueled by more contagious variants, continues to pose a risk to the recovery. As a result, we continue to operate in an uncertain environment. This gives rise to heightened uncertainty as it relates to our critical accounting estimates and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates. This particularly impacts estimates relating to the allowance for credit losses. See Note 6 for more information.

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.

Government lending programs in response to COVID-19

At the onset of the COVID-19 pandemic, the Government of Canada introduced the Canada Emergency Business Account (CEBA) program and a number of lending programs to improve access to credit and financing for Canadian businesses facing operational cash flow and liquidity challenges. In addition, the U.S. federal government introduced the Paycheck Protection Program (PPP) under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). Further details about the programs in which we have more significant participation, and the associated accounting impacts, are described below.

Canada Emergency Business Account program

The purpose of the CEBA program is to provide interest-free, partially forgivable loans of up to $60,000 to qualifying small businesses and not-for-profit organizations to help cover their operating costs during a period when their revenues have been temporarily reduced. The CEBA program is underwritten by Export Development Canada (EDC) and was available to borrowers until June 30, 2021. The program utilized the infrastructure of eligible financial institutions, including CIBC, to provide loans that were partially forgivable to existing clients of these financial institutions, including CIBC, that met the underwriting standards of EDC. Loans advanced under the CEBA program are not recognized on our consolidated balance sheet because they are funded by EDC and all of the resulting cash flows and associated risks and rewards, including any exposure to payment defaults and principal forgiveness, are assumed by EDC. EDC provides a fee to participating financial institutions which is intended to reimburse the costs associated with administering the loans, which we recognized as a reduction of other non-interest expenses. The CEBA program was launched in the second quarter of 2020 and expanded subsequently to facilitate the application of the program to certain borrowers that would not have otherwise qualified. As at October 31, 2021, loans of $4.5 billion (2020: $2.9 billion), net of repayments, had been provided to CIBC clients under the CEBA program, and the program is now closed to new applicants, although we continue to facilitate this program.

EDC-guaranteed loans and Highly Affected Sectors Credit Availability Program (HASCAP) for small and medium-sized enterprises

Both of these programs are designed to encourage lending to existing clients. Under the EDC-guaranteed loan program, EDC guarantees 80% of new qualifying operating credit and cash flow term loans of up to $6.25 million to small and medium-sized enterprises. Under HASCAP, Business Development Bank of Canada (BDC) guarantees 100% of new qualifying term loans for amounts ranging from $25,000 to $1 million. Loans provided under both programs are recognized on our consolidated balance sheet as business and government loans classified at amortized cost. Similar to existing guarantee arrangements, the guarantee from EDC and BDC on these loans is reflected in our estimate of ECL. Associated fees paid or received under these programs are accounted for over the expected life of the loan using the effective interest rate method. As at October 31, 2021, $293 million (2020: $252 million) of loans have been authorized under these programs, of which $246 million (2020: $175 million), net of repayments, was outstanding on our consolidated balance sheet.

Co-lending program for small and medium-sized enterprises (co-lend program)

Under the co-lend program, the BDC and participating financial institutions co-lend term loans to help qualifying businesses meet their operational cash flow requirements. BDC finances 80% of the loans, with CIBC financing the remaining 20%. The program offers differing maximum financing amounts based on business revenues. Loans originated under this program are interest-only for the first 12 months. We recognize our 20% interest in loans originated under this program on our consolidated balance sheet as business and government loans classified at amortized cost, to which ECL are applied. The remaining 80% interest financed by BDC is not recognized on our consolidated balance sheet as the risks and rewards, including all interest and credit losses, are passed to BDC. The servicing fee paid by BDC to CIBC for administering their share of the loans is recognized over the servicing period. As at October 31, 2021, $380 million (2020: $368 million) of loans have been authorized under this program, of which $73 million (2020: $73 million), representing CIBC’s 20% pro-rata share, remains outstanding on our consolidated balance sheet.

Paycheck Protection Program

In the U.S., the PPP was temporarily added to the U.S. Small Business Administration’s (SBA) Loan Program, under the U.S. federal government’s CARES Act, to help businesses to keep their workforces employed during the COVID-19 pandemic. The PPP ended on May 31, 2021 for new loan applications. Loans provided under the PPP are forgivable by the SBA if employee and compensation levels are maintained, and the loan proceeds are primarily applied towards payroll, rent, mortgage interest, or utilities. The SBA reimburses CIBC for all loans forgiven pursuant to the program and for all payment defaults. Loans originated under the PPP are recognized on our consolidated balance sheet as business and government loans classified at amortized cost. As the SBA’s guarantee is integral to the origination of these loans, it is reflected in our estimate of the ECL associated with these loans. As at October 31, 2021, the outstanding balance of loans provided to our clients under this program was US$0.5 billion (2020: US$1.9 billion).

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Note 3	Fair value measurement

This note presents the fair values of financial instruments and explains how we determine those values. Note 1, “Basis of preparation and summary of significant accounting policies”, sets out the accounting treatment for each measurement category of financial instruments.

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based on the valuation inputs used in measuring the fair value, as outlined below.

•

Level 1 – Unadjusted quoted market prices in active markets for identical assets or liabilities we can access at the measurement date. Bid prices, ask prices or prices within the bid and ask, which are the most representative of the fair value, are used as appropriate to measure fair value. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where transactions are occurring with sufficient frequency and volume to provide quoted prices on an ongoing basis.

•

Level 2 – Quoted prices for identical assets or liabilities in markets that are inactive or observable market quotes for similar instruments, or use of valuation techniques where all significant inputs are observable. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models.

•	Level 3 – Non-observable or indicative prices or use of valuation techniques where one or more significant inputs are non-observable.

For a significant portion of our financial instruments, quoted market prices are not available because of the lack of traded markets, and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value. When quoted market prices in active markets are not available, we would consider using valuation models. The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place at the measurement date. In an inactive market, we consider all reasonably available information, including any available pricing for similar instruments, recent arm’s-length market transactions, any relevant observable market inputs, indicative dealer or broker quotations, and our own internal model-based estimates.

Valuation adjustments are an integral component of our fair valuation process. We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors primarily include, but are not limited to, the bid-offer spreads, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk and credit risk of our derivative assets and liabilities, as well as adjustments for valuing our uncollateralized derivative assets and liabilities based on an estimated market cost of funds curve.

Generally, the unit of account for a financial instrument is the individual instrument, and valuation adjustments are applied at an individual instrument level, consistent with that unit of account. In cases where we manage a group of financial assets and liabilities that consist of substantially similar and offsetting risk exposures, the fair value of the group of financial assets and liabilities is measured on the basis of the net open risks.

We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding, and liquidity considerations. When the fair value of a financial instrument at inception is determined using a valuation technique that incorporates one or more significant inputs that are non-observable, no inception profit or loss (the difference between the determined fair value and the transaction price) is recognized at the time the asset or liability is initially recorded. Any gains or losses at inception are deferred and recognized only in future periods over the term of the instruments or when the inputs become significantly observable.

We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

To ensure that valuations are appropriate, we have established internal guidance on fair value measurement, which is reviewed periodically in recognition of the dynamic nature of markets and the constantly evolving pricing practices in the market. A number of policies and controls are put in place to ensure that the internal guidance on fair value measurement is being applied consistently and appropriately, including independent validation of valuation inputs to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. The results from the independent price validation and any valuation adjustments are reviewed by the Independent Price Verification Committee on a monthly basis. This includes, but is not limited to, reviewing fair value adjustments and methodologies, independent price verification results, limits and valuation uncertainty.

Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each consolidated balance sheet date and may not be reflective of ultimate realizable value.

Methods and assumptions

Financial instruments with fair value equal to carrying value

For financial instruments that are not carried on the consolidated balance sheet at fair value and where we consider the carrying value to be a reasonable approximation of fair value due to their short-term nature and generally negligible credit risk, the fair values disclosed for these financial instruments are assumed to equal their carrying values. These financial instruments are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; cash collateral on securities borrowed; securities purchased under resale agreements; customers’ liability under acceptances; cash collateral on securities lent; obligations related to securities sold under repurchase agreements; acceptances; deposits with demand features; and certain other financial assets and liabilities.

Securities

The fair value of debt or equity securities and obligations related to securities sold short is based on quoted bid or ask market prices where available in an active market.

Securities for which quotes in an active market are not available are valued using all reasonably available market information as described below.

The fair value of government issued or guaranteed securities that are not traded in an active market is calculated by applying valuation techniques such as discounted cash flow models using implied yields derived from the prices of actively traded government securities and most recently observable spread differentials.

The fair value of corporate debt securities is determined using the most recently executed transaction prices, and where appropriate, adjusted to the price of these securities obtained from independent dealers, brokers, and third-party multi-contributor consensus pricing sources. When observable price quotations are not available, fair value is determined based on discounted cash flow models using observable discounting curves

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such as benchmark and government yield curves and spread differentials observed through independent dealers, brokers, and third-party multi-contributor consensus pricing sources.

Asset-backed securities (ABS) and mortgage-backed securities (MBS) not issued or guaranteed by a government are valued using discounted cash flow models making maximum use of market observable inputs, such as broker quotes on identical or similar securities and other pricing information obtained from third-party pricing sources adjusted for the characteristics and the performance of the underlying collateral. Other key inputs used include prepayment and liquidation rates, credit spreads, and discount rates commensurate with the risks involved. These assumptions factor in information that is derived from actual transactions, underlying reference asset performance, external market research, and market indices, where appropriate.

Privately issued debt and equity securities, which include certain Community Reinvestment Act equity investments and Federal Home Loan Bank (FHLB) stock, are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors, including projected cash flows, earnings, revenue or other third-party evidence as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information, where available and appropriate. The carrying value of Community Reinvestment Act equity investments and FHLB stock approximates fair value.

Loans

The fair value of variable-rate loans and loans for which interest rates are repriced or reset frequently is assumed to be equal to their carrying value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates.

The ultimate fair value of loans disclosed is net of the associated allowance for credit losses. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.

Other assets and other liabilities

Other assets and other liabilities mainly comprise accrued interest receivable or payable, brokers’ client accounts receivable or payable, precious metals and accounts receivable or payable.

The fair values of other assets and other liabilities are primarily assumed to be at cost or amortized cost as we consider the carrying value to be a reasonable approximation of fair value, except for the fair value of precious metals, which is quoted in an active market. Other assets also include investment in bank-owned life insurance carried at the cash surrender value, which is assumed to be a reasonable approximation of fair value.

Deposits

The fair values of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using either current market interest rates with similar remaining terms or rates estimated using internal models and broker quotes. The fair value of deposit notes issued to CIBC Capital Trust is determined by reference to the quoted market prices of CIBC Tier 1 Notes – Series B issued by CIBC Capital Trust. The fair value of deposit liabilities with embedded optionality includes the fair value of those options. The fair value of equity- and commodity-linked notes includes the fair value of embedded equity and commodity derivatives.

Certain deposits designated at FVTPL are structured notes that have coupons or repayment terms linked to the performance of commodities, debt or equity securities. The fair value of these structured notes is estimated using internally vetted valuation models for the debt and embedded derivative portions of the notes by incorporating market observable prices of the referenced securities or comparable securities, and other inputs such as interest rate yield curves, equity prices or indices, market volatility levels, foreign exchange rates and changes in our own credit risk, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.

The fair value of secured borrowings, which comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, the Covered Bond Programme, and consolidated securitization vehicles, is based on identical or proxy market observable quoted bond prices or determined by discounting the contractual cash flows using maximum market observable inputs, such as market interest rates, or credit spreads implied by debt instruments of similar credit quality, as appropriate.

Subordinated indebtedness

The fair value of subordinated indebtedness is determined by reference to market prices for the same or similar debt instruments.

Derivative instruments

The fair value of exchange-traded derivatives such as options and futures is based on quoted market prices. OTC derivatives primarily consist of interest rate swaps, foreign exchange forwards, equity and commodity derivatives, interest rate and currency derivatives, and credit derivatives. For such instruments, where quoted market prices or third-party consensus pricing information are not available, valuation techniques are employed to estimate fair value on the basis of pricing models. Such vetted pricing models incorporate current market measures for interest rates, foreign exchange rates, equity and commodity prices and indices, credit spreads, corresponding market volatility levels, and other market-based pricing factors.

In order to reflect the observed market practice of pricing collateralized and uncollateralized derivatives, our valuation approach uses overnight indexed swap (OIS) curves as the discount rate for valuing collateralized derivatives and uses an estimated market cost of funds curve as the discount rate for valuing uncollateralized derivatives. For most collateralized derivatives that are cleared through central clearing houses, changes to market discounting conventions were implemented in 2020 to support the global market efforts to transition IBOR to the new benchmark rates. Certain centrally cleared collateralized derivatives have transitioned to the use of the new benchmark replacement rates as the overnight index discount rates, including USD derivatives cleared through London Clearing House (LCH) or Chicago Mercantile Exchange (CME), which have transitioned their discounting from the US Fed Funds rate to the SOFR. Uncollateralized derivatives are valued based on an estimated market cost of funds curve, which reduces the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the credit valuation adjustment (CVA). In contrast, the use of a market cost of funds curve reduces the fair value of uncollateralized derivative liabilities in a manner that generally includes adjustments for our own credit. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future.

In determining the fair value of complex and customized derivatives, such as equity, credit, and commodity derivatives written in reference to indices or baskets of reference, we consider all reasonably available information including any relevant observable market inputs, third-party consensus pricing inputs, indicative dealer and broker quotations, and our own internal model-based estimates, which are vetted and pre-approved in accordance with our model risk policy, and are regularly and periodically calibrated. The model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves, and volatility surfaces. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other

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relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

In addition to reflecting estimated market funding costs in our valuation of uncollateralized derivative receivables, we also consider whether a CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk (CCR) exposure. In assessing this exposure, we also take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses. As noted above, the fair value of uncollateralized derivative liabilities based on market cost of funding generally includes adjustments for our own credit.

Mortgage commitments

The fair value of mortgage commitments designated at FVTPL is for fixed-rate residential mortgage commitments and is based on changes in market interest rates for the loans between the commitment and the consolidated balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised as well as the length of time the commitment is offered.

Fair value of financial instruments

		Carrying value
$ millions, as at October 31		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2021	Financial assets
	Cash and deposits with banks	$56,701	$296	$–	$–	$56,997	$56,997	$–
	Securities	35,159	72,192	53	53,997	161,401	161,712	311
	Cash collateral on securities borrowed	12,368	–	–	–	12,368	12,368	–
	Securities purchased under resale agreements	60,482	7,090	–	–	67,572	67,572	–
	Loans
	Residential mortgages	251,230	16	–	–	251,246	249,786	(1,460)
	Personal	41,129	–	–	–	41,129	41,114	(15)
	Credit card	10,509	–	–	–	10,509	10,509	–
	Business and government	123,054	25,651	332	–	149,037	148,960	(77)
	Derivative instruments	–	35,912	–	–	35,912	35,912	–
	Customers’ liability under acceptances	10,958	–	–	–	10,958	10,958	–
	Other assets	21,054	–	–	–	21,054	21,054	–
	Financial liabilities
	Deposits
	Personal	$205,461	$–	$8,471	$–	$213,932	$213,949	$17
	Business and government	334,632	–	9,756	–	344,388	345,533	1,145
	Bank	20,246	–	–	–	20,246	20,246	–
	Secured borrowings	41,539	–	1,053	–	42,592	42,838	246
	Derivative instruments	–	32,101	–	–	32,101	32,101	–
	Acceptances	10,961	–	–	–	10,961	10,961	–
	Obligations related to securities sold short	–	22,790	–	–	22,790	22,790	–
	Cash collateral on securities lent	2,463	–	–	–	2,463	2,463	–
	Obligations related to securities sold under repurchase agreements	67,905	–	3,975	–	71,880	71,880	–
	Other liabilities	16,854	113	51	–	17,018	17,018	–
	Subordinated indebtedness	5,539	–	–	–	5,539	5,820	281
2020	Financial assets
	Cash and deposits with banks	$61,570	$948	$–	$–	$62,518	$62,518	$–
	Securities	31,800	62,576	117	54,553	149,046	149,599	553
	Cash collateral on securities borrowed	8,547	–	–	–	8,547	8,547	–
	Securities purchased under resale agreements	58,090	7,505	–	–	65,595	65,595	–
	Loans
	Residential mortgages	220,739	63	–	–	220,802	222,920	2,118
	Personal	41,390	–	–	–	41,390	41,452	62
	Credit card	10,722	–	–	–	10,722	10,722	–
	Business and government	110,220	23,291	357	–	133,868	134,097	229
	Derivative instruments	–	32,730	–	–	32,730	32,730	–
	Customers’ liability under acceptances	9,606	–	–	–	9,606	9,606	–
	Other assets	15,940	–	–	–	15,940	15,940	–
	Financial liabilities
	Deposits
	Personal	$199,593	$–	$2,559	$–	$202,152	$202,345	$193
	Business and government	301,546	–	9,880	–	311,426	312,279	853
	Bank	17,011	–	–	–	17,011	17,011	–
	Secured borrowings	39,560	–	591	–	40,151	40,586	435
	Derivative instruments	–	30,508	–	–	30,508	30,508	–
	Acceptances	9,649	–	–	–	9,649	9,649	–
	Obligations related to securities sold short	–	15,963	–	–	15,963	15,963	–
	Cash collateral on securities lent	1,824	–	–	–	1,824	1,824	–
	Obligations related to securities sold under repurchase agreements (1)	54,617	–	17,036	–	71,653	71,653	–
	Other liabilities	15,282	133	9	–	15,424	15,424	–
	Subordinated indebtedness	5,712	–	–	–	5,712	5,993	281

(1)	Includes obligations related to securities sold under repurchase agreements supported by bearer deposit notes that are pledged as collateral under the Bank of Canada Term Repo Facility.

138	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Fair value of derivative instruments

$ millions, as at October 31				2021			2020
		Positive	Negative	Net	Positive	Negative	Net
Held for trading
Interest rate derivatives
Over-the-counter	– Forward rate agreements	$127	$79	$48	$108	$161	$(53)
	– Swap contracts	8,365	7,928	437	12,296	9,309	2,987
	– Purchased options	101	–	101	109	–	109
	– Written options	–	177	(177)	–	129	(129)
		8,593	8,184	409	12,513	9,599	2,914
Exchange-traded	– Purchased options	3	–	3	4	–	4
		3	–	3	4	–	4
Total interest rate derivatives		8,596	8,184	412	12,517	9,599	2,918
Foreign exchange derivatives
Over-the-counter	– Forward contracts	5,373	5,555	(182)	6,655	6,358	297
	– Swap contracts	5,214	3,600	1,614	3,469	3,613	(144)
	– Purchased options	293	–	293	303	–	303
	– Written options	–	203	(203)	–	214	(214)
Total foreign exchange derivatives		10,880	9,358	1,522	10,427	10,185	242
Credit derivatives
Over-the-counter	– Credit default swap contracts – protection purchased	50	58	(8)	104	47	57
	– Credit default swap contracts – protection sold	3	45	(42)	2	100	(98)
Total credit derivatives		53	103	(50)	106	147	(41)
Equity derivatives
Over-the-counter		1,842	5,356	(3,514)	1,995	3,427	(1,432)
Exchange-traded		4,650	3,422	1,228	3,153	3,537	(384)
Total equity derivatives		6,492	8,778	(2,286)	5,148	6,964	(1,816)
Precious metal derivatives
Over-the-counter		132	147	(15)	283	366	(83)
Total precious metal derivatives		132	147	(15)	283	366	(83)
Other commodity derivatives
Over-the-counter		8,151	2,348	5,803	2,604	1,806	798
Exchange-traded		343	1,122	(779)	271	325	(54)
Total other commodity derivatives		8,494	3,470	5,024	2,875	2,131	744
Total held for trading		34,647	30,040	4,607	31,356	29,392	1,964
Held for ALM
Interest rate derivatives
Over-the-counter	– Forward rate agreements	148	37	111	–	1	(1)
	– Swap contracts	236	341	(105)	310	392	(82)
	– Purchased options	6	–	6	17	–	17
	– Written options	–	–	–	1	–	1
Total interest rate derivatives		390	378	12	328	393	(65)
Foreign exchange derivatives
Over-the-counter	– Forward contracts	22	40	(18)	14	14	–
	– Swap contracts	805	1,641	(836)	1,021	684	337
Total foreign exchange derivatives		827	1,681	(854)	1,035	698	337
Credit derivatives
Over-the-counter	– Credit default swap contracts – protection purchased	–	1	(1)	–	1	(1)
Total credit derivatives		–	1	(1)	–	1	(1)
Equity derivatives
Over-the-counter		48	1	47	8	24	(16)
Total equity derivatives		48	1	47	8	24	(16)
Other commodity derivatives
Over-the-counter		–	–	–	3	–	3
Total other commodity derivatives		–	–	–	3	–	3
Total held for ALM		1,265	2,061	(796)	1,374	1,116	258
Total fair value		35,912	32,101	3,811	32,730	30,508	2,222
Less: effect of netting		(16,585)	(16,585)	–	(19,347)	(19,347)	–
		$19,327	$15,516	$3,811	$13,383	$11,161	$2,222

CIBC 2021 ANNUAL REPORT	139

Consolidated financial statements

Assets and liabilities not carried on the consolidated balance sheet at fair value

The table below presents the fair values by level within the fair value hierarchy for those assets and liabilities in which fair value is not assumed to equal the carrying value:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2021	Total 2020
$ millions, as at October 31	2021	2020	2021	2020	2021	2020
Financial assets
Amortized cost securities	$–	$–	$34,878	$31,773	$592	$580	$35,470	$32,353
Loans
Residential mortgages	–	–	–	–	249,770	222,857	249,770	222,857
Personal	–	–	–	–	41,114	41,452	41,114	41,452
Credit card	–	–	–	–	10,509	10,722	10,509	10,722
Business and government	–	–	–	–	122,977	110,449	122,977	110,449
Investment in equity-accounted associates (1)	–	10	–	–	89	83	89	93
Financial liabilities
Deposits
Personal	$–	$–	$42,015	$52,648	$1,107	$1,282	$43,122	$53,930
Business and government	–	–	146,442	132,016	2,222	2,302	148,664	134,318
Bank	–	–	9,751	10,048	–	–	9,751	10,048
Secured borrowings	–	–	40,050	38,275	1,735	1,720	41,785	39,995
Subordinated indebtedness	–	–	5,820	5,993	–	–	5,820	5,993

(1)	See Note 26 for details of our equity-accounted associates.

Financial instruments carried on the consolidated balance sheet at fair value

The table below presents the fair values of financial instruments by level within the fair value hierarchy:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2021	Total 2020
$ millions, as at October 31	2021	2020	2021	2020	2021	2020
Financial assets
Deposits with banks	$–	$–	$296	$948	$–	$–	$296	$948
Securities mandatorily measured and designated at FVTPL
Government issued or guaranteed	3,015	3,917	24,737 (1)	25,091 (1)	–	–	27,752	29,008
Corporate equity	37,981	27,919	219	47	4	16	38,204	27,982
Corporate debt	–	–	3,997	3,525	2	25	3,999	3,550
Mortgage- and asset-backed	–	–	2,235 (2)	2,018 (2)	55	135	2,290	2,153
	40,996	31,836	31,188	30,681	61	176	72,245	62,693
Loans mandatorily measured at FVTPL
Business and government	–	–	24,945	23,022	1,038 (3)	626 (3)	25,983	23,648
Residential mortgages	–	–	16	63	–	–	16	63
	–	–	24,961	23,085	1,038	626	25,999	23,711
Debt securities measured at FVOCI
Government issued or guaranteed	5,309	3,912	38,122	41,269	–	–	43,431	45,181
Corporate debt	–	–	7,833	6,224	–	–	7,833	6,224
Mortgage- and asset-backed	–	–	1,897	2,563	–	–	1,897	2,563
	5,309	3,912	47,852	50,056	–	–	53,161	53,968
Equity securities designated at FVOCI
Corporate equity	125	41	319	304	392	240	836	585
	125	41	319	304	392	240	836	585
Securities purchased under resale agreements measured at FVTPL	–	–	7,090	7,505	–	–	7,090	7,505
Derivative instruments
Interest rate	3	4	8,948	12,793	35	48	8,986	12,845
Foreign exchange	–	–	11,707	11,462	–	–	11,707	11,462
Credit	–	–	4	8	49	98	53	106
Equity	4,650	3,153	1,877	1,791	13	212	6,540	5,156
Precious metal	–	–	132	283	–	–	132	283
Other commodity	343	271	8,151	2,607	–	–	8,494	2,878
	4,996	3,428	30,819	28,944	97	358	35,912	32,730
Total financial assets	$51,426	$39,217	$142,525	$141,523	$1,588	$1,400	$195,539	$182,140
Financial liabilities
Deposits and other liabilities (4)	$–	$–	$(18,702)	$(13,176)	$(742)	$4	$(19,444)	$(13,172)
Obligations related to securities sold short	(11,226)	(5,363)	(11,564)	(10,600)	–	–	(22,790)	(15,963)
Obligations related to securities sold under repurchase agreements	–	–	(3,975)	(17,036)	–	–	(3,975)	(17,036)
Derivative instruments
Interest rate	–	–	(8,426)	(9,964)	(136)	(28)	(8,562)	(9,992)
Foreign exchange	–	–	(11,039)	(10,883)	–	–	(11,039)	(10,883)
Credit	–	–	(50)	(41)	(54)	(107)	(104)	(148)
Equity	(3,422)	(3,537)	(5,280)	(3,288)	(77)	(163)	(8,779)	(6,988)
Precious metal	–	–	(147)	(366)	–	–	(147)	(366)
Other commodity	(1,122)	(325)	(2,348)	(1,806)	–	–	(3,470)	(2,131)
	(4,544)	(3,862)	(27,290)	(26,348)	(267)	(298)	(32,101)	(30,508)
Total financial liabilities	$(15,770)	$(9,225)	$(61,531)	$(67,160)	$(1,009)	$(294)	$(78,310)	$(76,679)

(1)	Includes $49 million related to securities designated at FVTPL (2020: $57 million).
(2)	Includes $4 million related to ABS designated at FVTPL (2020: $60 million).
(3)	Includes $332 million related to loans designated at FVTPL (2020: $357 million).
(4)

Comprises deposits designated at FVTPL of $18,530 million (2020: $13,419 million), net bifurcated embedded derivative liabilities of $750 million (2020: net bifurcated embedded derivative assets of $389 million), other liabilities designated at FVTPL of $51 million (2020: $9 million), and other financial liabilities measured at fair value of $113 million (2020: $133 million).

140	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the year in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the year, we transferred $19 million of securities mandatorily measured at FVTPL (2020: $197 million) from Level 1 to Level 2 and $2 million (2020: nil) from Level 2 to Level 1, and nil of securities sold short (2020: $1,851 million) from Level 1 to Level 2 and nil of securities sold short (2020: nil) from Level 2 to Level 1 due to changes in the observability of the inputs used to value these securities. In addition, transfers between Level 2 and Level 3 were made during 2021 and 2020, primarily due to changes in the assessment of the observability of certain correlation, market volatility and probability inputs that were used in measuring the fair value of our fair value option liabilities and derivatives.

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

		Net gains (losses) included in income (1)
$ millions, for the year ended October 31	Opening balance	Realized (2)	Unrealized (2)(3)	Net gains (losses) included in OCI (4)		Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
2021
Securities mandatorily measured and designated at FVTPL
Corporate equity	$16	$–	$(5)		$–	$–	$–	$23	$(30)	$4
Corporate debt	25	–	13		–	–	–	2	(38)	2
Mortgage- and asset-backed	135	–	–		–	–	–	44	(124)	55
Loans mandatorily measured at FVTPL
Business and government	626	–	(3)		(51)	–	–	556	(90)	1,038
Equity securities designated at FVOCI
Corporate equity	240	–	–		80	–	–	137	(65)	392
Derivative instruments
Interest rate	48	–	1		–	–	(2)	3	(15)	35
Credit	98	(22)	(27)		–	–	–	–	–	49
Equity	212	(3)	2		–	–	(32)	10	(176)	13
Total assets	$1,400	$(25)	$(19)		$29	$–	$(34)	$775	$(538)	$1,588
Deposits and other liabilities (5)	$4	$(340)	$(541)		$–	$(15)	$(14)	$(93)	$257	$(742)
Derivative instruments
Interest rate	(28)	–	(28)		–	(26)	(6)	(31)	(17)	(136)
Credit	(107)	22	34		–	–	–	–	(3)	(54)
Equity	(163)	(41)	(6)		–	–	58	(69)	144	(77)
Total liabilities	$(294)	$(359)	$(541)		$–	$(41)	$38	$(193)	$381	$(1,009)
2020
Securities mandatorily measured and designated at FVTPL
Corporate equity	$7	$–	$(8)		$–	$7	$–	$10	$–	$16
Corporate debt	23	–	2		–	–	–	–	–	25
Mortgage- and asset-backed	173	–	–		–	–	–	118	(156)	135
Loans mandatorily measured at FVTPL
Business and government	831	–	–		3	–	–	1,270	(1,478)	626
Debt securities measured at FVOCI
Corporate debt	–	–	–		(3)	20	–	1	(18)	–
Equity securities designated at FVOCI
Corporate equity	291	–	–		63	–	–	50	(164)	240
Derivative instruments
Interest rate	56	–	32		–	–	–	6	(46)	48
Credit	104	(7)	1		–	–	–	–	–	98
Equity	252	–	(40)		–	–	–	53	(53)	212
Total assets	$1,737	$(7)	$(13)		$63	$27	$–	$1,508	$(1,915)	$1,400
Deposits and other liabilities (5)	$(601)	$–	$512		$–	$(42)	$29	$(72)	$178	$4
Derivative instruments
Interest rate	(1)	–	(33)		–	–	–	–	6	(28)
Credit	(112)	7	(2)		–	–	–	–	–	(107)
Equity	(155)	–	14		–	–	–	(60)	38	(163)
Total liabilities	$(869)	$7	$491	$	_	$(42)	$29	$(132)	$222	$(294)

(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting year.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)

Includes deposits designated at FVTPL of $90 million (2020: $137 million), net bifurcated embedded derivative liabilities of $601 million (2020: net bifurcated embedded derivative assets of $141 million) and other liabilities designated at FVTPL of $51 million (2020: nil).

CIBC 2021 ANNUAL REPORT	141

Consolidated financial statements

Quantitative information about significant non-observable inputs

Valuation techniques using one or more non-observable inputs are used for a number of financial instruments. The following table discloses the valuation techniques and quantitative information about the significant non-observable inputs used in Level 3 financial instruments:

Range of inputs
$ millions, as at October 31	2021	Valuation techniques	Key non-observable inputs	Low	High
Securities mandatorily measured and designated at FVTPL
Corporate equity and debt	$6	Valuation multiple	Earnings multiple	11.6	11.6
Mortgage- and asset-backed	55	Discounted cash flow	Credit spread	2.0%	2.0%
Market proxy or direct broker quote	Market proxy or direct broker quote	0.5	0.5
Equity securities designated at FVOCI
Corporate equity
Limited partnerships and private companies	392	Adjusted net asset value	(1)	Net asset value	(3)	n/a	n/a
Valuation multiple	Earnings multiple	8.6	x	10.6	x
Proxy share price	Proxy share price	n/a	n/a
Loans mandatorily measured at FVTPL Business and government	1,038	Discounted cash flow	Credit spread	0.6%	2.1%
Derivative instruments
Interest rate	35	Proprietary model	(2)	n/a	n/a	n/a
Option model	Market volatility	47.1%	90.2%
Probability assumption	100.0%	100.0%
Credit	49	Market proxy or direct broker quote	Market proxy or direct broker quote	–%	40.6%
Equity	13	Option model	Market correlation	33.9%	92.0%
Total assets	$1,588
Deposits and other liabilities Deposits designated at FVTPL and net bifurcated embedded derivative liabilities	$(691)	Option model	Market volatility	9.0%	18.6%
Market correlation	(18.0	) %	100.0%
Other liabilities designated at FVTPL	(51)	Option model	Funding ratio	32.7%	32.7%
Derivative instruments
Interest rate	(136)	Proprietary model	(2)	n/a	n/a	n/a
Option model	Market volatility	47.1%	90.3%
Probability assumption	100.0%	100.0%
Credit	(54)	Market proxy or direct broker quote	Market proxy or direct broker quote	–%	40.6%
Equity	(77)	Option model	Market correlation	27.1%	97.8%
Total liabilities	$(1,009)

(1)

Adjusted net asset value is determined using reported net asset values obtained from the fund manager or general partner of the limited partnership or the limited liability company and may be adjusted for current market levels where appropriate.

(2)	Using valuation techniques that we consider to be non-observable.
(3)	The range of net asset value price or proxy share price has not been disclosed due to the wide range and diverse nature of the investments.
n/a	Not applicable.

Sensitivity of Level 3 financial assets and liabilities

The following section describes the significant non-observable inputs identified in the table above, the interrelationships between those inputs, where applicable, and the change in fair value if changing one or more of the non-observable inputs within a reasonably possible range would impact the fair value significantly.

The fair value of our limited partnerships is determined based on the net asset value provided by the fund managers, adjusted as appropriate. The fair value of limited partnerships is sensitive to changes in the net asset value, and by adjusting the net asset value within a reasonably possible range, the aggregate fair value of our limited partnerships would increase or decrease by $90 million (2020: $63 million).

While our standalone derivatives are recorded as derivative assets or derivative liabilities, our derivatives embedded in our structured note deposit liabilities or deposit liabilities designated at FVTPL are recorded within deposits and other liabilities. The determination of the fair value of certain Level 3 embedded derivatives and certain standalone derivatives requires significant assumptions and judgment to be applied to both the inputs and the valuation techniques employed. These derivatives are sensitive to long-dated market volatility and correlation inputs, which we consider to be non-observable. Market volatility is a measure of the anticipated future variability of a market price and is an important input for pricing options, which are inherent in many of our Level 3 derivatives. A higher market volatility generally results in a higher option price, with all else held constant, due to the higher probability of obtaining a greater return from the option, and results in an increase in the fair value of our Level 3 derivatives. Correlation inputs are used to value those derivatives where the payout is dependent upon more than one market price. For example, the payout of an equity basket option is based upon the performance of a basket of stocks, and the interrelationships between the price movements of those stocks. A positive correlation implies that two inputs tend to change the fair value in the same direction, while a negative correlation implies that two inputs tend to change the fair value in the opposite direction. Changes in market correlation could result in an increase or a decrease in the fair value of our Level 3 derivatives and embedded derivatives. By adjusting the non-observable inputs by reasonably alternative amounts, the fair value of our net Level 3 standalone derivatives and embedded derivatives would increase by $95 million or decrease by $86 million (2020: increase by $84 million or decrease by $74 million).

Financial instruments designated at FVTPL

Financial assets designated at FVTPL include certain debt securities and loans that were designated at FVTPL on the basis of being managed together with derivatives to eliminate or significantly reduce financial risks.

Deposits and other liabilities designated at FVTPL include:

•

Certain business and government deposit liabilities, certain secured borrowings and certain obligations related to securities sold under repurchase agreements that are economically hedged with derivatives and other financial instruments, and certain financial liabilities that have one or more embedded derivatives that significantly modify the cash flows of the host liability but are not bifurcated from the host instrument; and

142	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

•	Our mortgage commitments to retail clients to provide mortgages at fixed rates that are economically hedged with derivatives and other financial instruments.

The carrying value of our securities designated at FVTPL represents our maximum exposure to credit risk related to these assets designated at FVTPL. The change in fair value attributable to change in credit risk of these assets designated at FVTPL during the year is insignificant (2020: insignificant). The fair value of a liability designated at FVTPL reflects the credit risk relating to that liability. For those liabilities designated at FVTPL for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI. Changes in fair value attributable to changes in our own credit are measured as the difference between: (i) the period-over-period change in the present value of the expected cash flows using a discount curve adjusted for our own credit; and (ii) the period-over-period change in the present value of the same expected cash flows using a discount curve based on the benchmark curve adjusted for our own credit as implied at inception of the liability designated at FVTPL. The pre-tax impact of changes in CIBC’s own credit risk on our liabilities designated at FVTPL was gains of $16 million for the year and losses of $39 million cumulatively (2020: losses of $76 million for the year and losses of $55 million cumulatively). A net gain of $50 million, net of hedges (2020: a net gain of $60 million), was realized for assets designated at FVTPL and liabilities designated at FVTPL, which is included in the consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net.

The estimated contractual amount payable at maturity of deposits designated at FVTPL, which is based on the par value and the intrinsic value of the applicable embedded derivatives, is $872 million higher (2020: $786 million higher) than its fair value. The intrinsic value of the embedded derivatives reflects the structured payoff of certain FVO deposit liabilities, which we hedge economically with derivatives and other FVTPL financial instruments.

Note 4	Significant transactions

Acquisition of Canadian Costco credit card portfolio

On September 2, 2021, we announced that we entered into a long-term agreement to become the exclusive issuer of Costco-branded Mastercard credit cards in Canada. We will also acquire the existing Canadian Costco credit card portfolio, which has over $3 billion in outstanding balances. This transaction is expected to be completed in the first half of fiscal 2022, subject to customary closing conditions.

Sale of CIBC FirstCaribbean

On November 8, 2019, we announced that we had entered into a definitive agreement to sell 66.73% of the outstanding shares of CIBC FirstCaribbean to GNB Financial Group Limited (GNB) for total consideration of approximately US$797 million, subject to closing adjustments to reflect certain changes in CIBC FirstCaribbean’s book value. The closing of this transaction would have resulted in CIBC retaining a 24.9% minority interest in CIBC FirstCaribbean.

In the fourth quarter of 2019, we recognized a goodwill impairment charge of $135 million as a result of the valuation implied from the definitive agreement with GNB. Commencing in the first quarter of 2020, the assets and liabilities of CIBC FirstCaribbean were treated as held for sale, and measured at the lower of their aggregate carrying amount and fair value less costs to sell, on the basis that the transaction was highly probable to close in 2020 subject to regulatory approvals. In the second quarter of 2020, we recognized an additional goodwill impairment charge of $28 million based on the estimated impact of the COVID-19 pandemic on the recoverable value of the 24.9% interest in CIBC FirstCaribbean that we expected to retain.

As a result of the lengthy regulatory review process, the worsening impact of the COVID-19 pandemic on the Caribbean economy and our revised expectations regarding the likelihood and timing of closing of a potential transaction, we concluded in the fourth quarter of 2020 that held for sale accounting was no longer appropriate. As a result, we were required to assess the recoverable amount of the remaining goodwill based on current market conditions rather than the definitive agreement with GNB. This assessment reflected revised expectations concerning the impact of the COVID-19 pandemic and led to the recognition of an additional goodwill impairment charge of $220 million.

On February 3, 2021, we announced that the proposed sale of CIBC FirstCaribbean to GNB did not receive approval from CIBC FirstCaribbean’s regulators and that the transaction will not proceed.

For additional information, see Note 9.

Note 5	Securities

Securities

$ millions, as at October 31	2021	2020
Debt securities measured at FVOCI	$53,161	$53,968
Equity securities designated at FVOCI	836	585
Securities measured at amortized cost (1)	35,159	31,800
Securities mandatorily measured and designated at FVTPL	72,245	62,693
	$161,401	$149,046

(1)

During the year, $39 million of amortized cost debt securities were disposed of shortly before their maturity, resulting in a realized gain of less than $1 million (2020: a realized gain of $2 million).

CIBC 2021 ANNUAL REPORT	143

Consolidated financial statements

	Residual term to contractual maturity
$ millions, as at October 31	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity			2021 Total		2020 Total
	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)
Debt securities measured at FVOCI
Securities issued or guaranteed by:
Canadian federal government	$2,516	0.9%	$5,664	0.9%	$160	1.8%	$–	–%	$–	–%	$8,340	0.9%	$11,409	0.6%
Other Canadian governments	264	2.2	7,508	1.8	6,156	2.3	261	2.4	–	–	14,189	2.0	15,315	1.0
U.S. Treasury and agencies	5,687	0.2	8,317	0.7	123	0.2	–	–	–	–	14,127	0.5	12,596	0.7
Other foreign governments	3,259	0.5	3,303	0.6	155	5.2	58	5.9	–	–	6,775	0.7	5,861	0.8
Mortgage-backed securities (2)	–	–	401	1.0	321	2.5	823	1.1	–	–	1,545	1.4	2,368	1.4
Asset-backed securities	–	–	–	–	–	–	352	1.3	–	–	352	1.3	195	1.8
Corporate debt	1,765	0.7	5,672	0.4	381	0.5	15	3.6	–	–	7,833	0.5	6,224	0.7
	$13,491		$30,865		$7,296		$1,509		$–		$53,161		$53,968
Equity securities designated at FVOCI
Corporate public equity	$–	–%	$–	–%	$–	–%	$–	–%	$126	n/m	$126	n/m	$42	n/m
Corporate private equity	–	–	–	–	–	–	–	–	710	n/m	710	n/m	543	n/m
	$–		$–		$–		$–		$836		$836		$585
Securities measured at amortized cost
Securities issued or guaranteed by:
Canadian federal government	$398		$1,234		$36		$–		$–		$1,668		$790
Other Canadian governments	131		6,278		5,611		–		–		12,020		11,072
U.S. Treasury and agencies	2,391		8,242		2,241		–		–		12,874		10,968
Other foreign governments	135		167		31		362		–		695		551
Mortgage-backed securities (3)	152		1,541		1,062		657		–		3,412		3,954
Asset-backed securities	–		274		–		35		–		309		662
Corporate debt	1,343		2,472		366		–		–		4,181		3,803
	$4,550		$20,208		$9,347		$1,054		$–		$35,159		$31,800
Securities mandatorily measured and designated at FVTPL
Securities issued or guaranteed by:
Canadian federal government	$2,193		$2,218		$909		$3,132		$–		$8,452		$11,655
Other Canadian governments	1,136		2,025		1,075		6,098		–		10,334		9,783
U.S. Treasury and agencies	753		3,208		788		186		–		4,935		5,596
Other foreign governments	2,817		1,129		48		37		–		4,031		1,974
Mortgage-backed securities (4)	1		1,771		184		1		–		1,957		1,582
Asset-backed securities	97		190		39		7		–		333		571
Corporate debt	913		2,234		630		222		–		3,999		3,550
	$7,910		$12,775		$3,673		$9,683		$–		$34,041		$34,711
Corporate public equity	–		–		–		–		38,204		38,204		27,982
	$–		$–		$–		$–		$38,204		$38,204		$27,982

Total securities (5)	$25,951		$63,848		$20,316		$12,246		$39,040		$161,401		$149,046

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the yields of individual fixed income securities.
(2)

Includes securities backed by mortgages insured by the Canada Mortgage and Housing Corporation (CMHC), with amortized cost of $301 million (2020: $410 million) and fair value of $303 million (2020: $413 million); securities issued by Federal National Mortgage Association (Fannie Mae), with amortized cost of $537 million (2020: $888 million) and fair value of $554 million (2020: $918 million); securities issued by Federal Home Loan Mortgage Corporation (Freddie Mac), with amortized cost of $235 million (2020: $367 million) and fair value of $243 million (2020: $380 million); and securities issued by Government National Mortgage Association, a U.S. government corporation (Ginnie Mae), with amortized cost of $443 million (2020: $655 million) and fair value of $445 million (2020: $657 million).

(3)

Includes securities backed by mortgages insured by the CMHC, with amortized cost of $419 million (2020: $609 million) and fair value of $420 million (2020: $610 million); securities issued by Fannie Mae, with amortized cost of $838 million (2020: $1,165 million) and fair value of $851 million (2020: $1,197 million); securities issued by Freddie Mac, with amortized cost of $1,823 million (2020: $2,008 million) and fair value of $1,859 million (2020: $2,091 million); and securities issued by Ginnie Mae, with amortized cost of $39 million (2020: $69 million) and fair value of $40 million (2020: $71 million).

(4)	Includes securities backed by mortgages insured by the CMHC of $1,954 million (2020: $1,547 million).
(5)

Includes securities denominated in U.S. dollars with carrying value of $80.2 billion (2020: $68.4 billion) and securities denominated in other foreign currencies with carrying value of $4,611 million (2020: $2,616 million).

n/m	Not meaningful.

Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at October 31				2021				2020
	Cost/ Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$8,310	$31	$(1)	$8,340	$11,379	$32	$(2)	$11,409
Other Canadian governments	14,007	182	–	14,189	15,187	128	–	15,315
U.S. Treasury and agencies	14,157	23	(53)	14,127	12,533	63	–	12,596
Other foreign governments	6,750	30	(5)	6,775	5,825	38	(2)	5,861
Mortgage-backed securities	1,516	29	–	1,545	2,320	49	(1)	2,368
Asset-backed securities	354	–	(2)	352	197	–	(2)	195
Corporate debt	7,820	15	(2)	7,833	6,194	31	(1)	6,224
	52,914	310	(63)	53,161	53,635	341	(8)	53,968
Corporate public equity (2)	67	60	(1)	126	30	15	(3)	42
Corporate private equity	663	84	(37)	710	546	43	(46)	543
	730	144	(38)	836	576	58	(49)	585
	$53,644	$454	$ (101)	$53,997	$54,211	$399	$(57)	$54,553

(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $19 million (2020: $22 million).
(2)	Includes restricted stock.

144	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Fair value of equity securities designated at FVOCI that were disposed of during the year was $25 million (2020: $88 million). Net realized cumulative after-tax gains of $27 million for the year (2020: $93 million) were reclassified from AOCI to retained earnings, resulting from dispositions of equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI.

Dividend income recognized on equity securities designated at FVOCI that were still held as at October 31, 2021 was $5 million (2020: $5 million). Dividend income recognized on equity securities designated at FVOCI that were disposed of during the year was nil (2020: $2 million).

The table below presents profit or loss recognized on FVOCI securities:

$ millions, for the year ended October 31	2021	2020	2019
Realized gains	$91	$30	$40
Realized losses	(2)	(1)	(2)
(Provision for) reversal of credit losses on debt securities	2	(8)	(3)
	$91	$21	$35

Allowance for credit losses

The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance for debt securities measured at FVOCI:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the year ended October 31		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired		Total
2021	Debt securities measured at FVOCI
	Balance at beginning of year	$18	$4	$–		$22
	Provision for (reversal of) credit losses (1)	(13)	11	–		(2)
	Write-offs	–	–	–		–
	Foreign exchange and other	(1)	–	–		(1)
	Balance at end of year	$4	$15	$–		$19
2020	Debt securities measured at FVOCI
	Balance at beginning of year	$14	$3	$6		$23
	Provision for credit losses (1)(2)	5	2	1		8
	Write-offs	–	–	–		–
	Foreign exchange and other	(1)	(1)	(7	) (3)	(9)
	Balance at end of year	$18	$4	$–		$22

(1)	Included in the Gains (losses) from debt securities measured at FVOCI and amortized cost, net on our consolidated statement of income.
(2)

Excludes stage 3 provisions for credit losses of $14 million for the year ended October 31, 2020 for originated credit-impaired amortized cost securities that are recognized in the Gains (losses) from debt securities measured at FVOCI and amortized cost, net on our consolidated statement of income.

(3)

Includes ECL of $8 million relating to Barbados U.S. dollar denominated securities that were derecognized in the third quarter of 2020 as a result of a U.S. dollar denominated debt restructuring agreement completed with the Government of Barbados.

Note 6	Loans(1)(2)

$ millions, as at October 31					2021					2020
	Gross amount	Stage 3 allowance	Stages 1 and 2 allowance	Total allowance (3)	Net total	Gross amount	Stage 3 allowance	Stages 1 and 2 allowance	Total allowance (3)	Net total
Residential mortgages (4)	$251,526	$158	$122	$280	$251,246	$221,165	$151	$212	$363	$220,802
Personal	41,897	106	662	768	41,129	42,222	113	719	832	41,390
Credit card	11,134	–	625	625	10,509	11,389	–	667	667	10,722
Business and government (4)	150,213	508	668	1,176	149,037	135,546	650	1,028	1,678	133,868
	$454,770	$772	$2,077	$2,849	$451,921	$410,322	$914	$2,626	$3,540	$406,782

(1)	Loans are net of unearned income of $591 million (2020: $530 million).
(2)	Includes gross loans of $83.3 billion (2020: $76.6 billion) denominated in U.S. dollars and $9.3 billion (2020: $8.4 billion) denominated in other foreign currencies.
(3)	Includes ECL allowances for customers’ liability under acceptances.
(4)	Includes $16 million of residential mortgages (2020: $63 million) and $25,651 million of business and government loans (2020: $23,291 million) that are measured at FVTPL.

CIBC 2021 ANNUAL REPORT	145

Consolidated financial statements

Allowance for credit losses

The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the year ended October 31				2021
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of year	$51	$161	$151	$363
Originations net of repayments and other derecognitions	16	(13)	(21)	(18)
Changes in model	7	(8)	24	23
Net remeasurement (1)	(123)	22	68	(33)
Transfers (1)
– to 12-month ECL	119	(104)	(15)	–
– to lifetime ECL performing	(9)	27	(18)	–
– to lifetime ECL credit-impaired	–	(16)	16	–
Provision for (reversal of) credit losses (2)	10	(92)	54	(28)
Write-offs (3)	–	–	(27)	(27)
Recoveries	–	–	3	3
Interest income on impaired loans	–	–	(17)	(17)
Foreign exchange and other	(2)	(6)	(6)	(14)
Balance at end of year	$59	$63	$158	$280
Personal
Balance at beginning of year	$204	$546	$113	$863
Originations net of repayments and other derecognitions	37	(47)	(9)	(19)
Changes in model	(19)	33	–	14
Net remeasurement (1)	(309)	281	179	151
Transfers (1)
– to 12-month ECL	287	(281)	(6)	–
– to lifetime ECL performing	(47)	62	(15)	–
– to lifetime ECL credit-impaired	(1)	(47)	48	–
Provision for (reversal of) credit losses (2)	(52)	1	197	146
Write-offs (3)	–	–	(266)	(266)
Recoveries	–	–	70	70
Interest income on impaired loans	–	–	(4)	(4)
Foreign exchange and other	(2)	–	(4)	(6)
Balance at end of year	$150	$547	$106	$803
Credit card
Balance at beginning of year	$136	$572	$–	$708
Originations net of repayments and other derecognitions	–	(66)	–	(66)
Changes in model	(14)	123	–	109
Net remeasurement (1)	(259)	373	83	197
Transfers (1)
– to 12-month ECL	305	(305)	–	–
– to lifetime ECL performing	(31)	31	–	–
– to lifetime ECL credit-impaired	(1)	(211)	212	–
Provision for (reversal of) credit losses (2)	–	(55)	295	240
Write-offs (3)	–	–	(414)	(414)
Recoveries	–	–	119	119
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of year	$136	$517	$–	$653
Business and government
Balance at beginning of year	$453	$683	$652	$1,788
Originations net of repayments and other derecognitions	31	(35)	(35)	(39)
Changes in model	(12)	(26)	1	(37)
Net remeasurement (1)	(302)	(19)	197	(124)
Transfers (1)
– to 12-month ECL	198	(173)	(25)	–
– to lifetime ECL performing	(63)	79	(16)	–
– to lifetime ECL credit-impaired	(4)	(30)	34	–
Provision for (reversal of) credit losses (2)	(152)	(204)	156	(200)
Write-offs (3)	–	–	(279)	(279)
Recoveries	–	–	14	14
Interest income on impaired loans	–	–	(20)	(20)
Foreign exchange and other	(24)	(30)	(15)	(69)
Balance at end of year	$277	$449	$508	$1,234
Total ECL allowance (4)	$622	$1,576	$772	$2,970
Comprises:
Loans	$551	$1,526	$772	$2,849
Undrawn credit facilities and other off-balance sheet exposures (5)	71	50	–	121

(1)

Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(2)

Provision for (reversal of) credit losses for loans, and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our consolidated statement of income.

(3)

We generally continue to pursue collection on the amounts that were written off. The degree of collection efforts varies from one jurisdiction to another, depending on the local regulations and original agreements with customers.

(4)

See Note 5 for the ECL allowance on debt securities measured at FVOCI. The table above excludes the ECL allowance on debt securities classified at amortized cost of $15 million as at October 31, 2021 (2020: $16 million), $13 million of which was stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (2020: $14 million). The ECL allowances for other financial assets classified at amortized cost were immaterial as at October 31, 2021 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our consolidated balance sheet net of ECL allowances.

(5)	Included in Other liabilities on our consolidated balance sheet.
(6)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.

146	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

$ millions, as at or for the year ended October 31				2020
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (6)	Total
Residential mortgages
Balance at beginning of year	$28	$43	$140	$211
Originations net of repayments and other derecognitions	9	(12)	(17)	(20)
Changes in model	(3)	30	–	27
Net remeasurement (1)	(21)	123	73	175
Transfers (1)
– to 12-month ECL	61	(51)	(10)	–
– to lifetime ECL performing	(23)	39	(16)	–
– to lifetime ECL credit-impaired	–	(10)	10	–
Provision for (reversal of) credit losses (2)	23	119	40	182
Write-offs (3)	–	–	(16)	(16)
Recoveries	–	–	6	6
Interest income on impaired loans	–	–	(19)	(19)
Foreign exchange and other	–	(1)	–	(1)
Balance at end of year	$51	$161	$151	$363
Personal
Balance at beginning of year	$174	$271	$128	$573
Originations net of repayments and other derecognitions	37	(51)	(12)	(26)
Changes in model	(13)	181	–	168
Net remeasurement (1)	(186)	378	247	439
Transfers (1)
– to 12-month ECL	300	(292)	(8)	–
– to lifetime ECL performing	(108)	126	(18)	–
– to lifetime ECL credit-impaired	–	(67)	67	–
Provision for (reversal of) credit losses (2)	30	275	276	581
Write-offs (3)	–	–	(353)	(353)
Recoveries	–	–	66	66
Interest income on impaired loans	–	–	(5)	(5)
Foreign exchange and other	–	–	1	1
Balance at end of year	$204	$546	$113	$863
Credit card
Balance at beginning of year	$145	$340	$–	$485
Originations net of repayments and other derecognitions	(3)	(69)	–	(72)
Changes in model	(6)	59	–	53
Net remeasurement (1)	(223)	674	89	540
Transfers (1)
– to 12-month ECL	281	(281)	–	–
– to lifetime ECL performing	(58)	58	–	–
– to lifetime ECL credit-impaired	–	(209)	209	–
Provision for (reversal of) credit losses (2)	(9)	232	298	521
Write-offs (3)	–	–	(409)	(409)
Recoveries	–	–	111	111
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of year	$136	$572	$–	$708
Business and government
Balance at beginning of year	$239	$158	$378	$775
Originations net of repayments and other derecognitions	51	(45)	(20)	(14)
Changes in model	14	(1)	(1)	12
Net remeasurement (1)	264	594	349	1,207
Transfers (1)
– to 12-month ECL	113	(103)	(10)	–
– to lifetime ECL performing	(201)	210	(9)	–
– to lifetime ECL credit-impaired	(21)	(121)	142	–
Provision for (reversal of) credit losses (2)	220	534	451	1,205
Write-offs (3)	–	–	(157)	(157)
Recoveries	–	–	9	9
Interest income on impaired loans	–	–	(21)	(21)
Foreign exchange and other	(6)	(9)	(8)	(23)
Balance at end of year	$453	$683	$652	$1,788
Total ECL allowance (4)	$844	$1,962	$916	$3,722
Comprises:
Loans	$735	$1,891	$914	$3,540
Undrawn credit facilities and other off-balance sheet exposures (5)	109	71	2	182

See previous page for footnote references.

CIBC 2021 ANNUAL REPORT	147

Consolidated financial statements

Inputs, assumptions and model techniques

Our ECL allowances are estimated using complex models that incorporate inputs, assumptions and model techniques that involve a high degree of management judgment. In particular, the following ECL elements are subject to a high level of judgment that can have a significant impact on the level of ECL allowances provided:

•	Determining when a significant increase in credit risk (SICR) of a loan has occurred;
•	Measuring both 12-month and lifetime credit losses; and
•	Forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios driven by the changes in the macroeconomic environment.

In addition, the interrelationship between these elements is also subject to a high degree of judgment which can also have a significant impact on the level of ECL recognized.

The uncertainties inherent in the COVID-19 pandemic have increased the level of judgment applied in respect of all these elements as discussed below. Actual credit losses could differ materially from those reflected in our estimates.

Determining when a significant increase in credit risk has occurred

The determination of whether a loan has experienced a SICR has a significant impact on the level of ECL allowance as loans that are in stage 1 are measured at 12-month ECL, while loans in stage 2 are measured at lifetime ECL. Migration of loans between stage 1 and stage 2 can cause significant volatility in the amount of the recognized ECL allowances and the provision for credit losses in a particular period.

For the majority of our retail loan portfolios, we determine a SICR based on relative changes in the loan’s lifetime PD since its initial recognition. The PDs used for this purpose are the expected value of our upside, downside and base case lifetime PDs. Significant judgment is involved in determining the upside, downside and base case lifetime PDs through the incorporation of forward-looking information into long-run PDs, in determining the probability weightings of the scenarios, and in determining the relative changes in PDs that are indicative of a SICR for our various retail products. Increases in the expected PDs or decreases in the thresholds for changes in PDs that are indicative of a SICR can cause significant migration of loans from stage 1 to stage 2, which in turn can cause a significant increase in the amount of ECL allowances recognized. In contrast, decreases in the expected PDs or increases in the thresholds for changes in PDs that are indicative of a SICR can cause significant migration of loans from stage 2 to stage 1.

For the majority of our business and government loan portfolios, we determine a SICR based on relative changes in internal risk ratings since initial recognition. Significant judgment is involved in the determination of the internal risk ratings. Deterioration or improvement in the risk ratings or adjustments to the risk rating downgrade thresholds used to determine a SICR can cause significant migration of loans and securities between stage 1 and stage 2, which in turn can have a significant impact on the amount of ECL allowances recognized.

While potentially significant to the level of ECL allowances recognized, the thresholds for changes in PDs that are indicative of a SICR for our retail portfolios and the risk rating downgrade thresholds used to determine a SICR for our business and government loan portfolios are not expected to change significantly over time.

All loans on which repayment of principal or payment of interest is contractually 30 days in arrears and all business and government loans that have migrated to the watch list risk rating are normally automatically migrated to stage 2 from stage 1.

As at October 31, 2021, if the ECL for the stage 2 performing loans were measured using stage 1 ECL as opposed to lifetime ECL, the expected credit losses would be $731 million lower than the total recognized IFRS 9 ECL on performing loans (2020: $743 million).

Impact of the COVID-19 pandemic

The determination of whether a SICR has occurred in the COVID-19 pandemic required a heightened application of judgment in a number of areas, including with respect to the evaluation of the evolving macroeconomic environment, and the impact of client relief programs and government support.

Consistent with guidance issued by the IASB, interest or principal deferments pursuant to various relief programs provided to both our retail and business and government clients during the early stages of the pandemic had not automatically resulted in a SICR that would have triggered migration to stage 2 by reason only that a deferral under the program was granted. However, the inclusion of a loan in a relief program did not preclude its migration to stage 2 if we determined that there was a SICR based on our assessment of the changes in the risk of a default occurring over the expected life of a loan.

For retail clients and consistent with our past practice, SICR was determined based on an evaluation of the relative increase in lifetime PDs using forward-looking information reflective of our expectations. However, we applied judgment in the degree that our forecasts of certain forward-looking information, including unemployment, should cause a SICR in light of the level of government support provided.

For the majority of our business and government clients, we continued to utilize risk ratings as the primary determinant of a SICR. We applied judgment in the determination of the industries most impacted by the COVID-19 pandemic and assessed the associated impact on risk ratings after considering the benefit of government support.

Measuring both 12-month and lifetime expected credit losses

Our ECL models leverage the PD, LGD, and EAD parameters, as well as the portfolio segmentation used to calculate Basel expected loss regulatory adjustments for the portion of our retail and business and government portfolios under the advanced internal ratings-based (AIRB) approach. Adjustments are made to the Basel parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle and downturn parameters used in the Basel regulatory calculations to point-in-time parameters used under IFRS 9 that consider forward-looking information. For standardized business and government portfolios, available long-run PDs, LGDs and EADs are also converted to point-in-time parameters through the incorporation of forward-looking information for the purpose of measuring ECL under IFRS 9.

Significant judgment is involved in determining which forward-looking information variables are relevant for particular portfolios and in determining the extent by which through-the-cycle parameters should be adjusted for forward-looking information to determine point-in-time parameters. While changes in the set of forward-looking information variables used to convert through-the-cycle PDs, LGDs and EADs into point-in-time parameters can either increase or decrease ECL allowances in a particular period, changes to the mapping of forward-looking information variables to particular portfolios are expected to be infrequent. However, changes in the particular forward-looking information parameters used to quantify point-in-time parameters will be frequent as our forecasts are updated on a quarterly basis. Increases in the level of pessimism in the forward-looking information variables will cause increases in ECL, while increases in the level of optimism in the forward-looking information variables will cause decreases in ECL. These increases and decreases could be significant in any particular period and will start to occur in the period where our outlook of the future changes.

148	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

With respect to the lifetime of a financial instrument, the maximum period considered when measuring ECL is the maximum contractual period over which we are exposed to credit risk. For revolving facilities, such as credit cards, the lifetime of a credit card account is the expected behavioural life. Significant judgment is involved in the estimate of the expected behavioural life. Increases in the expected behavioural life will increase the amount of ECL allowances, in particular for revolving loans in stage 2.

Impact of the COVID-19 pandemic

The measurement of ECL in the COVID-19 pandemic required a heightened application of judgment in a number of areas, including with respect to our expectations concerning the degree to which forward-looking information would correlate with credit losses in the COVID-19 environment which was initially characterized by unprecedented levels of government support and continues to be characterized by low levels of consumer spending and default rates relative to the historical experience in our models. We applied judgment with respect to the degree that certain industries and portfolios would be negatively impacted by the COVID-19 pandemic, the degree that various government support programs will continue to limit credit losses, and the degree that continued easing of pandemic-related constraints on economic activity is expected to impact business and consumer credit.

Forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios

As indicated above, forward-looking information is incorporated into both our assessment of whether a financial asset has experienced a SICR since its initial recognition and in our estimate of ECL. From analysis of historical data, our risk management function has identified and reflected in our ECL allowance those relevant forward-looking information variables that contribute to credit risk and losses within our retail and business and government loan portfolios. Within our retail loan portfolio, key forward-looking information variables include Canadian unemployment rates, housing prices, gross domestic product (GDP) growth and household debt service ratios. In many cases these variables are forecasted at the provincial level. Housing prices are also forecasted at the municipal level in some cases. Within our business and government loan portfolio, key drivers that impact the credit performance of the entire portfolio include Standard & Poor’s (S&P) 500 growth rates, business credit growth rates, unemployment rates and credit spreads, while forward-looking information variables such as commodity prices and mining activity are significant for certain portfolios, and U.S. unemployment rates and U.S. GDP growth are significant for our U.S. portfolios.

For the majority of our loan portfolios, our forecast of forward-looking information variables is established from a “base case” or most likely scenario that is used internally by management for planning and forecasting purposes. For most of the forward-looking information variables related to our Canadian businesses, we have forecast scenarios by province. In forming the base case scenario, we consider the forecasts of international organizations and monetary authorities such as the Organisation for Economic Co-operation and Development (OECD), the International Monetary Fund (IMF), and the Bank of Canada, as well as private sector economists. We then derive reasonably possible “upside case” and “downside case” scenarios using external forecasts that are above and below our base case and the application of management judgment. A probability weighting is assigned to our base case, upside case and downside case scenarios based on management judgment.

The forecasting process is overseen by a governance committee consisting of internal stakeholders from across our bank including Risk Management, Economics, Finance and the impacted SBUs and involves a significant amount of judgment both in determining the forward-looking information forecasts for our various scenarios and in determining the probability weighting assigned to the scenarios. In general, a worsening of our outlook on forecasted forward-looking information for each scenario, an increase in the probability of the downside case scenario occurring, or a decrease in the probability of the upside case scenario occurring will increase the number of loans migrating from stage 1 to stage 2 and increase the estimated ECL allowance. In contrast, an improvement in our outlook on forecasted forward-looking information, an increase in the probability of the upside case scenario occurring, or a decrease in the probability of the downside case scenario occurring will have the opposite impact. It is not possible to meaningfully isolate the impact of changes in the various forward-looking information variables for a particular scenario because of both the interrelationship between the variables and the interrelationship between the level of pessimism inherent in a particular scenario and its probability of occurring.

Impact of the COVID-19 pandemic

The forecasting of forward-looking information and the determination of scenario weightings in the COVID-19 pandemic continued to require a heightened application of judgment in a number of areas as our forecast reflects numerous assumptions and uncertainties regarding the economic impact of the COVID-19 pandemic.

The following table provides the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our ECL.

	Base case		Upside case		Downside case
As at October 31, 2021	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	4.2%	2.4%	5.6%	2.8%	3.1%	1.6%
United States	4.7%	2.2%	5.8%	3.3%	2.8%	1.3%
Unemployment rate
Canada (2)	6.4%	5.9%	6.0%	5.5%	7.3%	6.8%
United States	4.4%	3.9%	3.8%	3.4%	6.0%	5.0%
Canadian Housing Price Index growth (2)	6.1%	2.8%	10.7%	6.3%	2.2%	(2.2)%
S&P 500 Index growth rate	6.1%	4.6%	10.3%	8.6%	(0.6)%	(1.7)%
Canadian household debt service ratio	13.6%	14.4%	13.0%	14.2%	14.1%	14.7%
West Texas Intermediate Oil Price (US$)	$69	$64	$74	$81	$56	$54

(1)	The remaining forecast period is generally two to four years.
(2)

National-level forward-looking forecasts are presented in the table above, which represent the aggregation of the provincial-level forecasts used to estimate our ECL. Housing Price Index growth rates are also forecasted at the municipal level in some cases. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

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	Base case		Upside case		Downside case
As at October 31, 2020	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	1.6%	3.8%	3.6%	4.6%	0.03%	2.0%
United States	1.7%	3.5%	3.0%	4.2%	(0.6)%	1.7%
Unemployment rate
Canada (2)	8.7%	6.7%	7.4%	5.9%	9.5%	8.4%
United States	7.4%	4.7%	5.1%	3.5%	9.2%	7.3%
Canadian Housing Price Index growth (2)	2.4%	3.0%	11.2%	10.4%	(6.9)%	(0.8)%
S&P 500 Index growth rate	5.6%	4.8%	11.2%	7.7%	(3.5)%	(5.3)%
Canadian household debt service ratio	13.9%	14.0%	12.8%	13.5%	14.8%	15.0%
West Texas Intermediate Oil Price (US$)	$42	$53	$51	$60	$34	$39

See previous page for footnote references.

As required, the forward-looking information used to estimate expected credit losses reflects our expectations as at October 31, 2021 and October 31, 2020, respectively, and does not reflect changes in expectation as a result of economic forecasts that may have subsequently emerged. The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons. Our economic forecasts are made in the context of the continuing recovery underway from the severe downturn experienced in the second calendar quarter of 2020. As at October 31, 2021, our underlying base case projection is characterized by a deceleration in economic activity and a stall in the downward trend of the unemployment rate in the near term due to the likelihood of a modest rise in COVID-19 cases over the winter and continuing global supply chain disruptions. Our base case outlook continues to assume that effective mass vaccinations will further progress over the remainder of calendar 2021 and that the vaccination programs will be able to effectively respond to the new and emerging variants and that governments will respond to future infections of the virus and its variants with targeted health measures rather than broader economic closures. Our base case assumes that economic activity will return to the pre-COVID-19 levels in Canada in the first half of 2022, and that the unemployment rate will reach pre-pandemic levels in the latter half of 2022. Due to the relatively quicker end to large-scale lockdowns in the U.S. relative to Canada, our base case continues to assume that the U.S. will experience full economic recovery slightly before Canada.

The downside case forecast allows for a pullback in economic activity and a rise in the unemployment rate in the near term, if governments have to respond to rising virus cases with stricter measures than assumed under the base case. It also reflects a slower recovery thereafter to a lower level of sustained economic activity and an unemployment rate persistently above where it stood pre-pandemic. Meanwhile, the upside scenario continues to reflect a quicker recovery, with the pre-pandemic level of activity reached in the fourth calendar quarter of 2021 and continuing at a higher trend level than the base case thereafter.

As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment, particularly in light of the COVID-19 pandemic. Although the severity of the virus appears to be diminishing where vaccination rates are high, it remains a threat as case counts continue to rise in some countries and uncertainties remain regarding the pace of global vaccination efforts and the need for additional doses. Assumptions concerning the timing and effectiveness of mass vaccination programs to contain the spread of COVID-19 and its potential new variants such that severe restrictions will no longer need to be imposed by governments to limit the impact of subsequent waves of infection are material to these forecasts.

If we were to only use our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $249 million lower than the recognized ECL as at October 31, 2021 (2020: $204 million). If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $414 million higher than the recognized ECL as at October 31, 2021 (2020: $938 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of exposures between stage 1 and stage 2 from the determination of the SICR that would have resulted in a 100% base case scenario or a 100% downside case scenario. As a result, our ECL allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2. Actual credit losses could differ materially from those reflected in our estimates.

Use of management overlays

Management overlays to ECL allowance estimates are adjustments which we use in circumstances where we judge that our existing inputs, assumptions and model techniques do not capture all relevant risk factors. The emergence of new macroeconomic, microeconomic or political events, along with expected changes to parameters, models or data that are not incorporated in our current parameters, internal risk rating migrations, or forward-looking information are examples of such circumstances.

Impact of the COVID-19 pandemic

To address the uncertainties inherent in the COVID-19 environment, we utilized management overlays with respect to the impact that the COVID-19 pandemic was estimated to have on the migration of certain business and government exposures that we believed were the most susceptible to these risks and the resulting measurement of the ECL for those exposures. The mitigating impact of government support measures was considered in the determination of these overlays to the extent not already reflected in our models, particularly in the early stages of the pandemic in 2020. In addition, management overlays were applied with respect to the impact of certain credit metrics and forward-looking information that are not expected to be as indicative of improvements in the credit condition of the portfolios as the historical experience in our models would have otherwise suggested, particularly during the recovery period in 2021.

The use of management overlays requires the application of significant judgment that impacts the amount of ECL allowances recognized. Actual credit losses could differ materially from those reflected in our estimates.

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Consolidated financial statements

The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance sheet exposures based on the application of our 12-month point-in-time PDs under IFRS 9 to our risk management PD bands within each respective stage for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of the MD&A for details on the CIBC risk categories.

Loans(1)

$ millions, as at October 31				2021				2020
	Stage 1	Stage 2	Stage 3 (2)(3)	Total	Stage 1	Stage 2	Stage 3 (2)(3)	Total
Residential mortgages
– Exceptionally low	$162,307	$94	$–	$162,401	$146,139	$2	$–	$146,141
– Very low	49,958	640	–	50,598	45,678	1,166	–	46,844
– Low	22,912	6,547	–	29,459	12,491	6,042	–	18,533
– Medium	364	4,671	–	5,035	232	4,924	–	5,156
– High	–	840	–	840	–	1,054	–	1,054
– Default	–	–	443	443	–	–	654	654
– Not rated	2,160	395	195	2,750	1,810	818	155	2,783
Gross residential mortgages (4)(5)	237,701	13,187	638	251,526	206,350	14,006	809	221,165
ECL allowance	59	63	158	280	51	161	151	363
Net residential mortgages	237,642	13,124	480	251,246	206,299	13,845	658	220,802
Personal
– Exceptionally low	18,608	1	–	18,609	23,302	–	–	23,302
– Very low	5,179	4	–	5,183	1,618	157	–	1,775
– Low	8,091	4,389	–	12,480	8,662	2,497	–	11,159
– Medium	990	2,773	–	3,763	1,265	2,768	–	4,033
– High	252	803	–	1,055	331	769	–	1,100
– Default	–	–	109	109	–	–	140	140
– Not rated	585	60	53	698	513	159	41	713
Gross personal (5)	33,705	8,030	162	41,897	35,691	6,350	181	42,222
ECL allowance	125	537	106	768	179	540	113	832
Net personal	33,580	7,493	56	41,129	35,512	5,810	68	41,390
Credit card
– Exceptionally low	2,065	–	–	2,065	3,285	–	–	3,285
– Very low	715	–	–	715	1,388	–	–	1,388
– Low	4,653	347	–	5,000	2,340	–	–	2,340
– Medium	593	2,195	–	2,788	1,778	1,973	–	3,751
– High	–	435	–	435	–	472	–	472
– Default	–	–	–	–	–	–	–	–
– Not rated	123	8	–	131	135	18	–	153
Gross credit card	8,149	2,985	–	11,134	8,926	2,463	–	11,389
ECL allowance	127	498	–	625	125	542	–	667
Net credit card	8,022	2,487	–	10,509	8,801	1,921	–	10,722
Business and government (6)
– Investment grade	65,963	562	–	66,525	50,691	307	–	50,998
– Non-investment grade	85,764	4,599	–	90,363	80,471	7,319	–	87,790
– Watch list	67	2,985	–	3,052	447	4,291	–	4,738
– Default	–	–	1,033	1,033	–	–	1,359	1,359
– Not rated	174	24	–	198	218	49	–	267
Gross business and government (4)(7)	151,968	8,170	1,033	161,171	131,827	11,966	1,359	145,152
ECL allowance	240	428	508	1,176	380	648	650	1,678
Net business and government	151,728	7,742	525	159,995	131,447	11,318	709	143,474
Total net amount of loans	$430,972	$30,846	$1,061	$462,879	$382,059	$32,894	$1,435	$416,388

(1)

The table excludes debt securities measured at FVOCI, for which ECL allowances of $19 million (2020: $22 million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $15 million were recognized as at October 31, 2021 (2020: $16 million), $13 million of which was stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (2020: $14 million). Other financial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at October 31, 2021 and October 31, 2020. Financial assets other than loans that are classified as amortized cost are presented on our consolidated balance sheet net of ECL allowances.

(2)	Excludes foreclosed assets of $18 million (2020: $23 million), which were included in Other assets on our consolidated balance sheet.
(3)	As at October 31, 2021, 89% (2020: 93%) of stage 3 impaired loans were either fully or partially collateralized.
(4)	Includes $16 million (2020: $63 million) of residential mortgages and $25,651 million (2020: $23,291 million) of business and government loans that are measured at FVTPL.
(5)

The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a significant increase in credit risk has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

(6)	Certain prior period amounts were restated.
(7)	Includes customers’ liability under acceptances of $10,958 million (2020: $9,606 million).

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Undrawn credit facilities and other off-balance sheet exposures

$ millions, as at October 31				2021				2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$130,212	$12	$–	$130,224	$124,690	$8	$–	$124,698
– Very low	12,868	59	–	12,927	6,632	137	–	6,769
– Low	7,937	1,811	–	9,748	8,703	416	–	9,119
– Medium	740	896	–	1,636	909	692	–	1,601
– High	73	495	–	568	263	503	–	766
– Default	–	–	34	34	–	–	28	28
– Not rated	375	8	–	383	411	23	–	434
Gross retail	152,205	3,281	34	155,520	141,608	1,779	28	143,415
ECL allowance	34	29	–	63	36	36	–	72
Net retail	152,171	3,252	34	155,457	141,572	1,743	28	143,343
Business and government (1)
– Investment grade	111,877	524	–	112,401	89,883	149	–	90,032
– Non-investment grade	58,652	1,714	–	60,366	55,910	3,679	–	59,589
– Watch list	19	734	–	753	91	1,665	–	1,756
– Default	–	–	91	91	–	–	129	129
– Not rated	346	9	–	355	795	41	–	836
Gross business and government	170,894	2,981	91	173,966	146,679	5,534	129	152,342
ECL allowance	37	21	–	58	73	35	2	110
Net business and government	170,857	2,960	91	173,908	146,606	5,499	127	152,232
Total net undrawn credit facilities and other off-balance sheet exposures	$323,028	$6,212	$125	$329,365	$288,178	$7,242	$155	$295,575

(1)	Certain prior period amounts were restated.

Net interest income after provision for credit losses

$ millions, for the year ended October 31	2021	2020	2019
Interest income	$14,741	$17,522	$20,697
Interest expense	3,282	6,478	10,146
Net interest income	11,459	11,044	10,551
Provision for (reversal of) credit losses	158	2,489	1,286
Net interest income after provision for credit losses	$11,301	$8,555	$9,265

Modified financial assets and client relief programs

During the early stages of the pandemic, CIBC had been actively engaged in lending activities to support our clients who were experiencing financial hardship caused by the COVID-19 pandemic, including payment deferral options offered on cards, residential mortgages, personal lending products, and business and government loans. Modification gains or losses resulting from client relief programs were not significant.

As part of CIBC’s usual lending business, from time to time we may modify the contractual terms of loans classified as stage 2 and stage 3 for which the borrower has experienced financial difficulties, through the granting of a concession in the form of below-market rates or terms that we would not otherwise have considered.

During the year ended October 31, 2021, loans classified as stage 2 or stage 3 with an amortized cost of $654 million (2020: $10,498 million) were either modified through the granting of a financial concession in response to the borrower having experienced financial difficulties or were subject to the client relief programs in response to COVID-19, in each case before the time of modification or deferral. In addition, the gross carrying amount of previously modified or deferred stage 2 or stage 3 loans that have returned to stage 1 during the year ended October 31, 2021 was $1,461 million (2020: $5,287 million).

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Consolidated financial statements

Note 7	Structured entities and derecognition of financial assets

Structured entities

SEs are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.

We consolidate a SE when the substance of the relationship indicates that we control the SE.

Consolidated structured entities

We consolidate the following SEs:

Credit card securitization trust

We sell an ownership interest in a revolving pool of credit card receivables generated under certain credit card accounts to Cards II Trust (Cards II), which purchases a proportionate share of credit card receivables on certain credit card accounts, with the proceeds received from the issuance of notes. We consolidate this trust because we have the power to direct the relevant activities and have exposure to substantially all the variability of returns for the excess spread (the deferred purchase price) that we receive over time.

Our credit card securitizations are revolving securitizations, with credit card receivable balances fluctuating from month to month as credit card clients repay their balances and new receivables are generated.

The notes are presented as Secured borrowings within Deposits on the consolidated balance sheet.

As at October 31, 2021, $1.7 billion of credit card receivable assets with a fair value of $1.7 billion (2020: $1.7 billion with a fair value of $1.7 billion) supported associated funding liabilities of $1.7 billion with a fair value of $1.7 billion (2020: $1.7 billion with a fair value of $1.7 billion).

Covered bond guarantor

Under the Legislative Covered Bond Programme, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership (the Guarantor LP). The Guarantor LP holds interest and title to these transferred mortgages and serves to guarantee payment of principal and interest to bondholders. The covered bond liabilities are on-balance sheet obligations that are fully collateralized by the mortgage assets over which bondholders enjoy a priority claim in the event of CIBC’s insolvency. We consolidate this entity because we have the ability to direct the relevant activities and retain substantially all of the variability of returns on the underlying mortgages.

As at October 31, 2021, our Legislative Covered Bond Programme had outstanding covered bond liabilities of $23.8 billion with a fair value of $24.0 billion (2020: $19.6 billion with a fair value of $19.7 billion).

CIBC-managed investment funds

We establish and manage investment funds such as mutual funds and pooled funds. We act as an investment manager and earn market-based management fees, and for certain pooled funds, performance fees which are generally based on the performance of the funds. Seed capital is provided from time to time to CIBC-managed investment funds for initial launch. We consolidate those investment funds in which we have power to direct the relevant activities of the funds and in which our seed capital, or our units held, are significant relative to the total variability of returns of the funds such that we are deemed to be a principal rather than an agent. As at October 31, 2021, the total assets and non-controlling interests in consolidated CIBC-managed investment funds were $50 million and $14 million, respectively (2020: $7 million and $3 million, respectively). Non-controlling interests in consolidated CIBC-managed investment funds are included in Other liabilities as the investment fund units are mandatorily redeemable at the option of the investor.

Community-based tax-advantaged investments

We sponsor certain SEs that invest in community development projects in the U.S. through the issuance of below-market loans that generate a return primarily through the realization of tax credits. As at October 31, 2021, the program had outstanding loans of $92 million (2020: $75 million). We consolidate these entities because we have the ability to direct the relevant activities and retain substantially all of the variability of returns on the underlying loans.

Non-consolidated structured entities

The following SEs are not consolidated by CIBC because we do not have control over these SEs:

Single-seller and multi-seller conduits

We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada. The multi-seller conduits acquire direct or indirect ownership or security interests in pools of financial assets from our clients and finance the acquisitions by issuing asset-backed commercial paper (ABCP) to investors. The single-seller conduit acquires financial assets and finances these acquisitions through a credit facility provided by a syndicate of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of credit enhancement. The conduits may also obtain credit enhancement from third-party providers. As at October 31, 2021, the total assets in the single-seller conduit and multi-seller conduits amounted to $0.6 billion and $7.6 billion, respectively (2020: $0.5 billion and $8.4 billion, respectively).

We generally provide the multi-seller conduits with commercial paper backstop liquidity facilities, securities distribution, and provide both the single and multi-seller conduits with accounting, cash management, and operations services. The liquidity facilities for the managed and administered multi-seller conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, for ABCP not placed with external investors. We also may purchase ABCP issued by the multi-seller conduits for market-making purposes.

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to the sponsored multi-seller conduits. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

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We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to convert the yield of the underlying assets to match the needs of the multi-seller conduit’s investors or to mitigate the interest rate, basis, and currency risk within the conduit.

All fees earned in respect of activities with the conduits are on a market basis.

Third-party structured vehicles

We have investments in and provide loans, liquidity and credit facilities to third-party SEs. We also have investments in limited partnerships in which we generally are a passive investor of the limited partnerships as a limited partner, and in some cases, we are the co-general partner and have significant influence over the limited partnerships. Similar to other limited partners, we are obligated to provide funding up to our commitment level to these limited partnerships.

Loan Warehouse Financing

We provide interim senior financing to third-party SEs for the purpose of future securitization. The SE is established by a third-party investor, who provides the initial investment into the SE (the equity investors). The senior financing enables the SE to purchase a loan portfolio at the direction of a collateral manager during the warehousing phase of the securitization. When the securitization transaction closes, the senior lenders are repaid by proceeds from the issuance of debt securities to investors.

Community Reinvestment Act investments

We hold debt and equity investments in limited liability entities to further our U.S. Community Reinvestment Act initiatives with a carrying value of $338 million (2020: $328 million). These entities invest in qualifying community development projects, including affordable housing projects that generate a return primarily by the realization of tax credits. Similar to other limited investors in these entities, we are obligated to provide funding up to our commitment level to these limited liability entities. As at October 31, 2021, the total assets of these limited liability entities were $5.9 billion (2020: $5.2 billion).

CIBC Capital Trust

We had issued senior deposit notes to CIBC Capital Trust, which funded the purchase of these notes through the issuance of CIBC Tier 1 Notes – Series B (Notes) that match the term of the senior deposit notes. The Notes were eligible for Tier 1 regulatory capital treatment and were subject to the phase-out rules for capital instruments that would be viewed as non-qualifying capital instruments.

On November 1, 2021, CIBC Capital Trust redeemed all $300 million of its 10.25% Notes. As a result of the redemption of the Notes by CIBC Capital Trust, CIBC redeemed the corresponding senior deposit notes issued by CIBC to CIBC Capital Trust on November 1, 2021.

See Note 17 for additional details.

CIBC-managed investment funds

As indicated above, we establish investment funds, including mutual funds and pooled funds, to provide clients with investment opportunities and we may receive management fees and performance fees. We may hold insignificant amounts of fund units in these CIBC-managed funds. We do not consolidate these funds if we do not have significant variability of returns from our interests in these funds such that we are deemed to be an agent through our capacity as the investment manager, rather than a principal. We do not guarantee the performance of CIBC-managed investment funds. As at October 31, 2021, the total AUM in the non-consolidated CIBC-managed investment funds amounted to $152.5 billion (2020: $125.2 billion).

CIBC structured collateralized debt obligation (CDO) vehicles

We hold exposures to structured CDO vehicles through investments in, or written credit derivatives referencing, these structured vehicles. The structured vehicles are funded through the issuance of senior and subordinated tranches. We may hold a portion of those senior and/or subordinated tranches.

We previously curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles. As at October 31, 2021, the assets in the CIBC structured CDO vehicles have a total principal amount of $181 million (2020: $214 million).

Our on-balance sheet amounts and maximum exposure to loss related to SEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on SE reference assets. The impact of CVA is not considered in the table below.

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Consolidated financial statements

$ millions, as at October 31, 2021	Single-seller and multi-seller conduits		Third-party structured vehicles	Loan Warehouse Financing	Other (1)
On-balance sheet assets at carrying value (2)
Securities	$35		$1,621	$–	$393
Loans	106		2,217	3,245	–
Investments in equity-accounted associates and joint ventures	–		–	–	1
	$141		$3,838	$3,245	$394
October 31, 2020	$107		$3,165	$395	$343
On-balance sheet liabilities at carrying value (2)
Deposits	$–		$–	$–	$300
Derivatives (3)	–		–	–	54
	$–		$–	$–	$354
October 31, 2020	$–		$–	$–	$410
Maximum exposure to loss, net of hedges
Investments and loans	$141		$3,838	$3,245	$394
Notional of written derivatives, less fair value losses	–		–	–	33
Liquidity, credit facilities and commitments	7,539	(4)	2,016	921	129
Less: hedges of investments, loans and written derivatives exposure	–		–	–	(36)
	$7,680		$5,854	$4,166	$520
October 31, 2020	$8,497		$5,682	$758	$492

(1)

Includes Community Reinvestment Act-related investment vehicles, CIBC Capital Trust, CIBC-managed investment funds, CIBC structured CDO vehicles and third-party structured vehicles related to structured credit run-off.

(2)	Excludes SEs established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, FHLB, Federal Farm Credit Bank, and Student Loan Marketing Association.
(3)

Comprises written credit default swaps (CDS) and total return swaps (TRS) under which we assume exposures. Excludes foreign exchange derivatives, interest rate derivatives and other derivatives provided as part of normal client facilitation.

(4)

Excludes an additional $3.0 billion (2020: $2.1 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets. Also excludes $35 million (2020: $12 million) of our direct investments in the multi-seller conduits which we consider investment exposure.

We also hold investments in a variety of third-party investment funds, which include, but are not limited to, exchange-traded funds, mutual funds, and investment trusts. We buy and sell units of these investment funds as part of trading activities or client facilitation businesses that are managed as part of larger portfolios. We generally are a passive investor and are not the investment manager in any of these investment funds. We are not the sponsor of any third-party investment funds, nor do we have the power over key decision-making activities of the funds. Our maximum exposure to loss from our investments is limited to the carrying amounts of our investments and any unutilized commitment we have provided to these funds. In addition, we issue certain structured notes and enter into equity derivatives that are referenced to the return of certain investment funds. Accordingly, we do not include our interests in these third-party investment funds in the table above.

Derecognition of financial assets

We enter into transactions in the normal course of business in which we transfer recognized financial assets directly to third parties, but retain substantially all of the risks and rewards of those assets. The risks include credit, interest rate, foreign exchange, pre-payment and other price risks whereas the rewards include income streams associated with the assets. Due to the retention of risks, the transferred financial assets are not derecognized and such transfers are accounted for as secured borrowing transactions.

The majority of our financial assets transferred to non-consolidated entities that do not qualify for derecognition are: (i) residential mortgage loans under securitization transactions; (ii) securities held by counterparties as collateral under repurchase agreements; and (iii) securities lent under securities lending agreements.

Residential mortgage securitizations

We securitize fully insured fixed- and variable-rate residential mortgage pools through the creation of National Housing Act (NHA) MBS under the NHA MBS Program, sponsored by CMHC. Under the Canada Mortgage Bond Program, sponsored by CMHC, we sell MBS to a government-sponsored securitization trust that issues securities to investors. We do not consolidate the securitization trust. We may act as a counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We have also sold MBS directly to CMHC under the Government of Canada’s Insured Mortgage Purchase Program.

The sale of mortgage pools that comprise the NHA MBS does not qualify for derecognition as we retain pre-payment, credit, and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards. As a result, the mortgages remain on our consolidated balance sheet and are carried at amortized cost. We also recognize the cash proceeds from the securitization as Deposits – Secured borrowings.

Securities held by counterparties as collateral under repurchase agreements

We enter into arrangements whereby we sell securities but enter into simultaneous arrangements to repurchase the securities at a fixed price on a future date thereby retaining substantially all the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

Securities lent for cash collateral or for securities collateral

We enter into arrangements whereby we lend securities but with arrangements to receive the securities at a future date, thereby retaining substantially all the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at October 31		2021		2020
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgage securitizations (1)	$17,121	$17,023	$17,550	$17,726
Securities held by counterparties as collateral under repurchase agreements (2)	36,469	36,469	36,720	36,720
Securities lent for cash collateral (2)	1	1	13	13
Securities lent for securities collateral (2)	31,548	31,548	20,226	20,226
	$85,139	$85,041	$74,509	$74,685
Associated liabilities (3)	$85,061	$85,122	$75,853	$76,080

(1)

Consists mainly of Canadian residential mortgage loans transferred to Canada Housing Trust. Certain cash in transit balances related to the securitization process amounting to $792 million (2020: $1,148 million) have been applied to reduce these balances.

(2)

Does not include over-collateralization of assets pledged. Repurchase and securities lending arrangements are conducted with both CIBC-owned and third-party assets on a pooled basis. The carrying amounts represent an estimated allocation related to the transfer of our own financial assets.

(3)	Includes the obligation to return off-balance sheet securities collateral on securities lent and fair value hedge basis adjustments.

CIBC 2021 ANNUAL REPORT	155

Consolidated financial statements

Note 8	Property and equipment

$ millions, as at or for the year ended October 31		Right-of- use assets (1)	Land and buildings	Computer equipment	Office furniture, equipment and other (2)	Leasehold improvements (2)	Total
2021	Cost
	Balance at beginning of year	$1,790	$681	$1,109	$1,129	$1,178	$5,887
	Additions (3)	607	33	65	–	167	872
	Disposals (4)	(61)	(3)	(28)	(131)	(29)	(252)
	Adjustments (5)	(33)	(8)	(11)	(16)	(14)	(82)
	Balance at end of year	$2,303	$703	$1,135	$982	$1,302	$6,425
2020	Balance at end of year	$1,790	$681	$1,109	$1,129	$1,178	$5,887
2021	Accumulated depreciation
	Balance at beginning of year	$316	$305	$869	$553	$847	$2,890
	Depreciation (4)	301	15	102	48	64	530
	Disposals (4)	(55)	(4)	(38)	(120)	(22)	(239)
	Adjustments (5)	(12)	(3)	(10)	(9)	(8)	(42)
	Balance at end of year	$550	$313	$923	$472	$881	$3,139
2020	Balance at end of year	$316	$305	$869	$553	$847	$2,890
	Net book value
	As at October 31, 2021	$1,753	$390	$212	$510	$421	$3,286
	As at October 31, 2020	$1,474	$376	$240	$576	$331	$2,997

(1)	Includes right-of-use assets with a net book value of $49 million as at November 1, 2019 that were rented out through operating sublease arrangements.
(2)	Includes $234 million (2020: $306 million) of work-in-progress not subject to depreciation.
(3)	Includes impact of lease modifications.
(4)	Includes write-offs for properties that were vacated in the fourth quarter of 2021, and write-offs of fully depreciated assets.
(5)	Includes foreign currency translation adjustments.

Cost of net additions and disposals during the year was: Canadian Personal and Business Banking net disposals of $70 million (2020: net additions of $860 million); Canadian Commercial Banking and Wealth Management net disposals of $5 million (2020: nil); U.S. Commercial Banking and Wealth Management net additions of $31 million (2020: net additions of $219 million); Capital Markets net additions of $20 million (2020: net additions of $166 million); and Corporate and Other net additions of $644 million (2020: net disposals of $17 million).

Note 9	Goodwill, software and other intangible assets

Goodwill

The carrying amount of goodwill is reviewed for impairment annually as at August 1 and whenever there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. Goodwill is allocated to CGUs for the purposes of impairment testing based on the lowest level for which identifiable cash inflows are largely independent of cash inflows from other assets or groups of assets. The goodwill impairment test is performed by comparing the recoverable amount of the CGU to which goodwill has been allocated with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and value in use.

We have three significant CGUs to which goodwill has been allocated. The changes in the carrying amount of goodwill are allocated to each CGU as follows:

		CGUs
$ millions, as at or for the year ended October 31		CIBC FirstCaribbean	Canadian Wealth Management	U.S. Commercial Banking and Wealth Management	Other	Total
2021	Balance at beginning of year	$35	$884	$4,131	$203	$5,253
	Impairment	–	–	–	–	–
	Foreign currency translation adjustments	(3)	–	(293)	(3)	(299)
	Balance at end of year	$32	$884	$3,838	$200	$4,954
2020	Balance at beginning of year	$278	$884	$4,084	$203	$5,449
	Impairment	(248)	–	–	–	(248)
	Foreign currency translation adjustments	5	–	47	–	52
	Balance at end of year	$35	$884	$4,131	$203	$5,253

156	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Impairment testing of goodwill and key assumptions

CIBC FirstCaribbean

CIBC acquired a controlling interest in CIBC FirstCaribbean in December 2006 and now holds 91.7% of its shares. CIBC FirstCaribbean is a major Caribbean bank offering a full range of financial services in corporate and investment banking, retail and business banking, and wealth management. CIBC FirstCaribbean, which has assets of approximately US$13 billion, operates in the Caribbean and is traded on the stock exchanges of Barbados and Trinidad and Tobago. The results of CIBC FirstCaribbean, including goodwill impairment charges thereon, are included in Corporate and Other.

On November 8, 2019 and as discussed in Note 4, we announced that we had entered into a definitive agreement to sell 66.73% of CIBC FirstCaribbean’s outstanding shares to GNB. As a result of the valuation implied from the definitive agreement with GNB, we recognized a goodwill impairment charge of $135 million in the fourth quarter of 2019. Commencing in the first quarter of 2020, the assets and liabilities of CIBC FirstCaribbean were treated as held for sale, and measured at the lower of their aggregate carrying amount and fair value less costs to sell, on the basis that the transaction was highly probable to close in 2020, subject to regulatory approvals. In the second quarter of 2020, we recognized an additional goodwill impairment charge of $28 million based on the estimated impact of the COVID-19 pandemic on the recoverable value of the 24.9% interest in CIBC FirstCaribbean that we expected to retain.

As a result of the lengthy regulatory review process, the worsening impact of the COVID-19 pandemic on the Caribbean economy and our revised expectations regarding the likelihood and timing of closing of a potential transaction, we concluded in the fourth quarter of 2020 that held for sale accounting was no longer appropriate. As a result, we were required to assess the recoverable amount of the remaining goodwill based on current market conditions rather than the definitive agreement with GNB. This assessment reflected revised expectations concerning the impact of the COVID-19 pandemic and led to the recognition of an additional goodwill impairment charge of $220 million.

On February 3, 2021, we announced that the proposed sale of CIBC FirstCaribbean to GNB did not receive regulatory approval and that the transaction will not proceed.

In the fourth quarter of 2021, we performed our annual impairment test as at August 1, 2021. The recoverable amount of CIBC FirstCaribbean for 2021 is based on a value in use calculation that is estimated using a five-year cash flow projection approved by management of CIBC FirstCaribbean and an estimate of the capital required to be maintained in the region to support ongoing operations. We have determined that the estimated recoverable amount of the CIBC FirstCaribbean CGU was in excess of its carrying amount. As a result, no impairment charge was recognized during 2021.

U.S. Commercial Banking and Wealth Management

The recoverable amount of the U.S. Commercial Banking and Wealth Management CGU (including The PrivateBank and Geneva Advisors) is based on a value in use calculation. For our annual impairment test as at August 1, 2021, we reverted to using a five-year cash flow projection to estimate the value in use, as compared to the ten-year cash flow projection utilized in the prior year, to reflect the partial recovery to more normal levels of economic growth. The cash flows projections are based on the financial plans approved by management, and an estimate of the capital required to be maintained to support ongoing operations.

We have determined that for the impairment testing performed as at August 1, 2021, the estimated recoverable amount of the U.S. Commercial Banking and Wealth Management CGU was in excess of its carrying amount. As a result, no impairment charge was recognized during 2021.

A terminal growth rate of 4.3% as at August 1, 2021 (August 1, 2020: 4.0%) was applied to the years after the five-year forecast. All of the forecasted cash flows were discounted at an after-tax rate of 9.3% as at August 1, 2021 (10.9% pre-tax) which we believe to be a risk-adjusted discount rate appropriate to U.S. Commercial Banking and Wealth Management (we used an after-tax rate of 10.2% as at August 1, 2020). The determination of a discount rate and a terminal growth rate require the exercise of judgment. The discount rate was determined based on the following primary factors: (i) the risk-free rate; (ii) an equity risk premium; and (iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region. The terminal growth rate was based on management’s expectations of real growth and forecast inflation rates.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

Estimation of the recoverable amount is an area of significant judgment. The recoverable amount is estimated using an internally developed model which requires the use of significant assumptions including forecasted earnings, a discount rate, a terminal growth rate and forecasted regulatory capital requirements. Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or terminal growth rate either in isolation or in any combination thereof.

Canadian Wealth Management

The recoverable amount of the Canadian Wealth Management CGU is based on a fair value less cost to sell calculation. The fair value is estimated using an earnings-based approach whereby the forecasted earnings are based on the Wealth Management internal plan which was approved by management and covers a three-year period. The calculation incorporates the forecasted earnings multiplied by an earnings multiple derived from observable price-to-earnings multiples of comparable wealth management institutions. The price-to-earnings multiples of those comparable wealth management institutions ranged from 7.0 to 10.9 as at August 1, 2021 (August 1, 2020: 7.9 to 13.7).

We have determined that the estimated recoverable amount of the Wealth Management CGU was well in excess of its carrying amount as at August 1, 2021. As a result, no impairment charge was recognized during 2021.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

Other

The goodwill relating to the Other CGUs is comprised of amounts which individually are not considered to be significant. We have determined that for the impairment testing performed as at August 1, 2021, the estimated recoverable amount of these CGUs was in excess of their carrying amounts.

Allocation to strategic business units

Goodwill of $4,954 million (2020: $5,253 million) is allocated to the SBUs as follows: Canadian Commercial Banking and Wealth Management of $954 million (2020: $954 million), Corporate and Other of $95 million (2020: $98 million), U.S. Commercial Banking and Wealth Management of $3,837 million (2020: $4,131 million), Capital Markets of $61 million (2020: $63 million), and Canadian Personal and Business Banking of $7 million (2020: $7 million).

CIBC 2021 ANNUAL REPORT	157

Consolidated financial statements

Software and other intangible assets

The carrying amount of indefinite-lived intangible assets is provided in the following table:

$ millions, as at or for the year ended October 31		Contract based (1)	Brand name (2)	Total
2021	Balance at beginning of year	$116	$26	$142
	Foreign currency translation adjustments	–	(2)	(2)
	Balance at end of year	$116	$24	$140
2020	Balance at beginning of year	$116	$26	$142
	Foreign currency translation adjustments	–	–	–
	Balance at end of year	$116	$26	$142

(1)	Represents management contracts purchased as part of past acquisitions.
(2)	Acquired as part of the CIBC FirstCaribbean acquisition.

The components of finite-lived software and other intangible assets are as follows:

$ millions, as at or for the year ended October 31		Software (1)	Core deposit intangibles (2)	Contract based (3)	Customer relationships (4)	Total
2021	Gross carrying amount
	Balance at beginning of year	$3,508	$619	$22	$257	$4,406
	Additions	592	–	–	–	592
	Disposals (5)	(19)	–	–	–	(19)
	Adjustments (6)	(20)	(44)	(2)	(18)	(84)
	Balance at end of year	$4,061	$575	$20	$239	$4,895
2020	Balance at end of year	$3,508	$619	$22	$257	$4,406
2021	Accumulated amortization
	Balance at beginning of year	$1,983	$457	$12	$135	$2,587
	Amortization and impairment (5)	408	51	3	25	487
	Disposals (5)	(8)	–	–	–	(8)
	Adjustments (6)	(16)	(33)	(2)	(9)	(60)
	Balance at end of year	$2,367	$475	$13	$151	$3,006
2020	Balance at end of year	$1,983	$457	$12	$135	$2,587
	Net book value
	As at October 31, 2021	$1,694	$100	$7	$88	$1,889
	As at October 31, 2020	$1,525	$162	$10	$122	$1,819

(1)	Includes $659 million (2020: $620 million) of work-in-progress not subject to amortization.
(2)	Acquired as part of the acquisitions of CIBC FirstCaribbean and The PrivateBank.
(3)

Represents a combination of management contracts purchased as part of past acquisitions including The PrivateBank and Geneva Advisors in 2017, as well as Lowenhaupt Global Advisors, LLC (LGA) and Cleary Gull in 2019.

(4)	Represents customer relationships associated with past acquisitions including The PrivateBank and Geneva Advisors in 2017, and LGA in 2019.
(5)	Includes write-offs of fully amortized assets.
(6)	Includes foreign currency translation adjustments.

Net additions and disposals of gross carrying amount during the year were: Canadian Personal and Business Banking net disposals of $2 million (2020: net additions of $1 million); Canadian Commercial Banking and Wealth Management net disposals of nil (2020: net disposals of nil); U.S. Commercial Banking and Wealth Management net additions of $5 million (2020: net disposals of $8 million); Capital Markets net disposals of nil (2020: net disposals of nil); and Corporate and Other net additions of $570 million (2020: net additions of $459 million).

Note 10	Other assets

$ millions, as at October 31	2021	2020
Accrued interest receivable	$1,271	$1,317
Defined benefit asset (Note 19)	1,372	247
Precious metals (1)	3,005	2,731
Brokers’ client accounts	12,273	9,153
Current tax receivable	1,676	2,201
Other prepayments	582	557
Derivative collateral receivable	6,599	4,950
Accounts receivable	859	519
Other (2)	1,588	1,533
	$29,225	$23,208

(1)	Includes gold and silver bullion that are measured at fair value using unadjusted market prices quoted in active markets.
(2)

Includes investments in subleases of $664 million as at October 31, 2021 (2020: $749 million), related to certain subleases we have re-assessed as finance subleases as part of the adoption of IFRS 16. For the year ended October 31, 2021, finance income related to our investment in sublease was $47 million (2020: $53 million). Future lease payments receivable are $472 million over the next five years, and $683 million thereafter until expiry of the subleases.

158	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Note 11	Deposits(1)(2)

$ millions, as at October 31	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)(6)	2021 Total	2020 Total
Personal	$16,339	$146,017	$51,576	$213,932	$202,152
Business and government (7)(8)	100,719	86,394	157,275	344,388	311,426
Bank	10,334	161	9,751	20,246	17,011
Secured borrowings (9)	–	–	42,592	42,592	40,151
	$127,392	$232,572	$261,194	$621,158	$570,740
Comprises:
Held at amortized cost				$602,628	$557,321
Designated at fair value				18,530	13,419
				$621,158	$570,740
Total deposits include (10):
Non-interest-bearing deposits
Canada				$93,850	$71,122
U.S.				16,522	13,833
Other international				5,601	5,798
Interest-bearing deposits
Canada				406,642	389,439
U.S.				70,312	66,399
Other international				28,231	24,149
				$621,158	$570,740

(1)	Includes deposits of $215.4 billion (2020: $185.2 billion) denominated in U.S. dollars and deposits of $37.1 billion (2020: $30.2 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $2.2 million (2020: $3.1 billion).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)

Includes $32.6 billion (2020: $19.9 billion) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance Canada. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)	Includes $300 million (2020: $303 million) of Notes issued to CIBC Capital Trust. These Notes were redeemed on November 1, 2021. For additional information, see Note 17.
(8)

Includes $8.8 billion (2020: $9.1 billion) of structured note liabilities that were sold upon issuance to third-party financial intermediaries, who may resell the notes to retail investors in foreign jurisdictions.

(9)	Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.
(10)	Classification is based on geographical location of the CIBC office.

Note 12	Other liabilities

$ millions, as at October 31	2021	2020
Accrued interest payable	$781	$1,200
Defined benefit liability (Note 19)	602	676
Gold and silver certificates	113	133
Brokers’ client accounts	5,809	5,303
Derivative collateral payable	6,662	4,772
Negotiable instruments	1,149	1,110
Accrued employee compensation and benefits	2,961	2,174
Accounts payable and accrued expenses	2,259	2,153
Other (1)	4,587	4,613
	$24,923	$22,134

(1)

Includes the carrying value of our lease liabilities, which was $2,134 million as at October 31, 2021 (2020: $1,866 million). The undiscounted cash flows related to the contractual maturity of our lease liabilities is $363 million for the period less than 1 year, $1,074 million between years 1-5, and $1,107 million thereafter until expiry of the leases. During the year ended October 31, 2021, interest expense on lease liabilities was $51 million (2020: $60 million).

Note 13	Derivative instruments

As described in Note 1, in the normal course of business, we use various derivative instruments for both trading and ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31		2021		2020
	Assets	Liabilities	Assets	Liabilities
Trading (Note 3)	$34,647	$30,040	$31,356	$29,392
ALM (Note 3) (1)	1,265	2,061	1,374	1,116
	$35,912	$32,101	$32,730	$30,508

(1)	Comprised of derivatives that qualify for hedge accounting under IAS 39 and derivatives used for economic hedges.

CIBC 2021 ANNUAL REPORT	159

Consolidated financial statements

Derivatives used by CIBC

The majority of our derivative contracts are OTC transactions, which consist of: (i) contracts that are bilaterally negotiated and settled between CIBC and the counterparty to the contract; and (ii) contracts that are bilaterally negotiated and then cleared through a central counterparty (CCP). Bilaterally negotiated and settled contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) agreement with collateral posting arrangements between CIBC and its counterparties. Terms are negotiated directly with counterparties and the contracts have industry-standard settlement mechanisms prescribed by ISDA. Centrally cleared contracts are generally bilaterally negotiated and then novated to, and cleared through, a CCP. The industry promotes the use of CCPs to clear OTC trades. The central clearing of derivative contracts generally facilitates the reduction of credit exposures due to the ability to net settle offsetting positions. Consequently, derivative contracts cleared through CCPs generally attract less capital relative to those settled with non-CCPs.

The remainder of our derivative contracts are exchange-traded derivatives, which are standardized in terms of their amounts and settlement dates, and are bought and sold on organized and regulated exchanges. These exchange-traded derivative contracts consist primarily of options and futures.

Interest rate derivatives

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain forward rate agreements are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain interest rate swaps are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, to either buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument has a market price which varies in response to changes in interest rates. Options are transacted in both OTC and exchange-traded markets.

Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted through an exchange.

Foreign exchange derivatives

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts except that they are in standard currency amounts with standard settlement dates and are transacted through an exchange.

Foreign exchange swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a currency is simultaneously purchased in the spot market and sold for a different currency in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Credit derivatives

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS and certain TRS.

CDS contracts provide protection against the decline in value of a reference asset as a result of specified credit events such as default or bankruptcy. These derivatives are similar in structure to an option whereby the purchaser pays a premium to the seller of the CDS contract in return for payment contingent on the occurrence of a credit event. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference asset at the time of settlement. Neither the purchaser nor the seller under the CDS contract has recourse to the entity that issued the reference asset. Certain CDS contracts are cleared through a CCP.

In credit derivative TRS contracts, one counterparty agrees to pay or receive cash amounts based on the returns of a reference asset, including interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event. Upon the occurrence of a credit event, the parties may either exchange cash payments according to the value of the defaulted assets or exchange cash based on the notional amount for physical delivery of the defaulted assets.

Equity derivatives

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock in exchange for amounts that are based either on prevailing market funding rates or changes in the value of a different stock index, basket of stocks or a single stock. These contracts generally include payments in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks, or a single stock at a contracted price. Options are transacted in both OTC and exchange markets.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is generally no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Precious metal and other commodity derivatives

We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both OTC and exchange markets.

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Notional amounts

The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.

The following table presents the notional amounts of derivative instruments:

$ millions, as at October 31						2021		2020
	Residual term to contractual maturity
	Less than 1 year	1 to 5 years	Over 5 years	Total notional amounts	Trading	ALM	Trading	ALM
Interest rate derivatives
Over-the-counter
Forward rate agreements	$9,679	$3,081	$–	$12,760	$7,149	$5,611	$10,593	$3,026
Centrally cleared forward rate agreements	87,710	12,488	–	100,198	100,198	–	149,428	–
Swap contracts	46,976	132,683	87,201	266,860	243,655	23,205	264,184	29,852
Centrally cleared swap contracts	1,064,805	1,752,039	642,217	3,459,061	2,998,139	460,922	2,840,793	445,189
Purchased options	5,794	6,429	1,440	13,663	13,319	344	9,188	1,754
Written options	7,384	5,573	1,216	14,173	13,912	261	9,370	766
	1,222,348	1,912,293	732,074	3,866,715	3,376,372	490,343	3,283,556	480,587
Exchange-traded
Futures contracts	134,137	30,507	–	164,644	164,644	–	269,670	–
Purchased options	5,251	–	–	5,251	5,251	–	3,060	–
Written options	10,251	–	–	10,251	10,251	–	5,060	–
	149,639	30,507	–	180,146	180,146	–	277,790	–
Total interest rate derivatives	1,371,987	1,942,800	732,074	4,046,861	3,556,518	490,343	3,561,346	480,587
Foreign exchange derivatives
Over-the-counter
Forward contracts	695,383	19,864	1,318	716,565	709,628	6,937	1,071,423	8,751
Swap contracts	128,433	260,439	155,259	544,131	491,884	52,247	486,689	42,326
Purchased options	18,224	1,685	22	19,931	19,843	88	19,008	–
Written options	20,529	2,090	7	22,626	21,887	739	22,229	454
	862,569	284,078	156,606	1,303,253	1,243,242	60,011	1,599,349	51,531
Exchange-traded
Futures contracts	6	–	–	6	6	–	3	–
Total foreign exchange derivatives	862,575	284,078	156,606	1,303,259	1,243,248	60,011	1,599,352	51,531
Credit derivatives
Over-the-counter
Credit default swap contracts – protection purchased	1,102	574	561	2,237	2,210	27	1,907	29
Centrally cleared credit default swap contracts – protection purchased	97	561	989	1,647	1,524	123	2,424	160
Credit default swap contracts – protection sold	874	334	96	1,304	1,304	–	614	9
Centrally cleared credit default swap contracts – protection sold	–	68	309	377	377	–	1,309	–
Total credit derivatives	2,073	1,537	1,955	5,565	5,415	150	6,254	198
Equity derivatives
Over-the-counter	59,281	25,562	600	85,443	83,612	1,831	86,865	4,914
Exchange-traded	75,276	18,097	191	93,564	93,564	–	89,824	–
Total equity derivatives	134,557	43,659	791	179,007	177,176	1,831	176,689	4,914
Precious metal derivatives
Over-the-counter	6,678	140	–	6,818	6,818	–	9,681	–
Exchange-traded	406	4	–	410	410	–	524	–
Total precious metal derivatives	7,084	144	–	7,228	7,228	–	10,205	–
Other commodity derivatives
Over-the-counter	17,510	23,142	558	41,210	41,210	–	34,142	8
Centrally cleared commodity derivatives	119	–	–	119	119	–	55	–
Exchange-traded	21,810	12,151	412	34,373	34,373	–	18,700	–
Total other commodity derivatives	39,439	35,293	970	75,702	75,702	–	52,897	8
Total notional amount of which:	$2,417,715	$2,307,511	$892,396	$5,617,622	$5,065,287	$552,335	$5,406,743	$537,238
Over-the-counter (1)	2,170,578	2,246,752	891,793	5,309,123	4,756,788	552,335	5,019,902	537,238
Exchange-traded	247,137	60,759	603	308,499	308,499	–	386,841	–

(1)

For OTC derivatives that are not centrally cleared, $1,622.2 billion (2020: $1,984.6 billion) are with counterparties that have two-way collateral posting arrangements, $37.1 billion (2020: $44.9 billion) are with counterparties that have one-way collateral posting arrangements, and $88.4 billion (2020: $88.3 billion) are with counterparties that have no collateral posting arrangements. Counterparties with whom we have more than insignificant OTC derivative portfolios and one-way collateral posting arrangements are either sovereign entities or supra national financial institutions.

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Consolidated financial statements

Risk

In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.

Market risk

Derivatives are financial instruments where valuation is linked to changes in interest rates, foreign exchange rates, equity, commodity, credit prices or indices. Changes in value as a result of the aforementioned risk factors are referred to as market risk.

Market risk arising from derivative trading activities is managed in order to mitigate risk in line with CIBC’s risk appetite. To manage market risk, we set market risk limits and may enter into hedging transactions.

Credit risk

Credit risk arises from the potential for a counterparty to default on its contractual obligations and the possibility that prevailing market conditions are such that a loss would occur in replacing the defaulted transaction.

We limit the credit risk of OTC derivatives through the use of ISDA master netting agreements, collateral, CCPs and other credit mitigation techniques. We clear eligible derivatives through CCPs in accordance with various global initiatives. Where feasible, we novate existing bilaterally negotiated and settled derivatives to a CCP in an effort to reduce CIBC’s credit risk exposure. We establish counterparty credit limits and limits for CCP exposures based on a counterparty’s creditworthiness and the type of trading relationship with each counterparty (underlying agreements, business volumes, product types, tenors, etc.).

We negotiate netting agreements to contain the build-up of credit exposure resulting from multiple transactions with more active counterparties. Such agreements provide for the simultaneous close-out and netting of all transactions with a counterparty, in the case of a counterparty default. A number of these agreements incorporate a Credit Support Annex, which is a bilateral security agreement that, among other things, provides for the exchange of collateral between parties in the event that one party’s exposure to the other exceeds agreed upon thresholds.

Credit risk on exchange-traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, whose CCPs assume the obligations of both counterparties. Similarly, swaps that are centrally cleared represent limited credit risk because these transactions are novated to the CCP, which assumes the obligations of the original bilateral counterparty. All exchange-traded and centrally cleared contracts are subject to initial margin and daily settlement of variation margins, designed to protect participants from losses incurred from a counterparty default.

A CVA is determined using the fair value based exposure we have on derivative contracts. We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to derivative counterparties may change in the future, which could result in significant future losses.

The following table summarizes our credit exposure arising from derivatives, which includes the current replacement cost, credit equivalent amount and risk-weighted amount.

In the second quarter of 2020, we adopted the Internal Model Method (IMM) for the determination of the EAD amount for most of our derivatives portfolios. The EAD amount is based on effective expected positive exposure (EEPE) which computes, through simulation, the expected exposures with consideration to the expected movements in underlying risk factor and netting/collateral agreements. It is calculated as EEPE multiplied by the prescribed alpha factor of 1.4 and is reduced by CVA losses. The EAD amount is then multiplied by counterparty risk variables to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

From the first quarter of 2019 to the second quarter of 2020, the Standardized Approach for Counterparty Credit Risk (SA-CCR) was used in calculating the replacement cost, EAD amount and risk-weighted assets. The current replacement cost was the estimated cost to replace all contracts that have a positive market value, representing an unrealized gain to us. The replacement cost of an instrument was dependent upon its terms relative to prevailing market prices. Replacement cost included the impact of certain collateral amounts and the impact of master netting agreements. The EAD amount was calculated as the sum of replacement cost and the potential future exposure, multiplied by an alpha of 1.4, and was reduced by CVA losses. The potential future exposure was an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. Similar to IMM, the EAD amount was then multiplied by counterparty risk variables to arrive at the risk-weighted amount.

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$ millions, as at October 31					2021					2020 (1)
	Current replacement cost (2)			Credit equivalent amount (3)	Risk- weighted amount	Current replacement cost (2)			Credit equivalent amount (3)	Risk- weighted amount
	Trading	ALM	Total			Trading	ALM	Total
Interest rate derivatives
Over-the-counter
Forward rate agreements	$–	$4	$4	$35	$31	$–	$16	$16	$135	$12
Swap contracts	2,116	141	2,257	4,182	1,360	3,974	237	4,211	6,744	2,705
Purchased options	14	2	16	26	14	17	6	23	35	26
Written options	4	–	4	8	4	9	–	9	5	2
	2,134	147	2,281	4,251	1,409	4,000	259	4,259	6,919	2,745
Exchange-traded	3	–	3	332	10	–	–	–	309	9
	2,137	147	2,284	4,583	1,419	4,000	259	4,259	7,228	2,754
Foreign exchange derivatives
Over-the-counter
Forward contracts	943	196	1,139	4,027	1,335	851	364	1,215	4,974	1,423
Swap contracts	452	389	841	2,684	751	358	481	839	2,324	700
Purchased options	144	14	158	156	54	116	1	117	182	65
Written options	40	–	40	50	19	47	–	47	44	20
	1,579	599	2,178	6,917	2,159	1,372	846	2,218	7,524	2,208
Credit derivatives
Over-the-counter
Credit default swap contracts
– protection purchased	3	1	4	105	16	7	9	16	144	21
– protection sold	1	–	1	18	7	10	–	10	13	6
	4	1	5	123	23	17	9	26	157	27
Equity derivatives
Over-the-counter	254	79	333	3,910	935	275	55	330	3,100	658
Exchange-traded	1,310	–	1,310	6,298	195	579	–	579	3,929	120
	1,564	79	1,643	10,208	1,130	854	55	909	7,029	778
Precious metal derivatives
Over-the-counter	41	2	43	128	88	58	–	58	136	55
Exchange-traded	–	–	–	53	2	–	–	–	20	1
	41	2	43	181	90	58	–	58	156	56
Other commodity derivatives
Over-the-counter	4,106	2	4,108	6,246	1,788	1,293	25	1,318	2,365	866
Exchange-traded	17	–	17	2,506	100	3	–	3	1,291	52
	4,123	2	4,125	8,752	1,888	1,296	25	1,321	3,656	918
RWA related to non-trade exposures to central counterparties					306					213
RWA related to CVA charge					7,174					7,202
Total derivatives	$9,448	$830	$10,278	$30,764	$14,189	$7,597	$1,194	$8,791	$25,750	$14,156

(1)

Effective in the second quarter of 2020, we adopted the IMM approach for CCR for qualifying derivative transactions which impacted the calculation of EAD and risk-weighted assets (RWA). Some derivatives are not eligible for IMM and remain under SA-CCR.

(2)	Current replacement cost reflects the current mark-to-market (MTM) value of derivatives offset by eligible financial collateral, where present.
(3)

Under IMM, EEPE is used, which computes, through simulation, the expected exposures with consideration to the expected movements in underlying risk factor and netting/collateral agreements. The EAD is calculated as EEPE multiplied by the prescribed alpha factor of 1.4. The EAD under SA-CCR is calculated as the sum of replacement cost and potential future exposure, multiplied by the prescribed alpha factor of 1.4.

The following table presents the current replacement cost of derivatives by geographic region based on the location of the derivative counterparty:

$ millions, as at October 31				2021				2020
	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total
Derivative instruments
By counterparty type
Financial institutions	$558	$1,693	$1,130	$3,381	$921	$949	$1,156	$3,026
Governments	641	1	17	659	982	–	4	986
Corporate	1,824	3,445	969	6,238	1,823	1,774	1,182	4,779
Total derivative instruments	$3,023	$5,139	$2,116	$10,278	$3,726	$2,723	$2,342	$8,791

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Consolidated financial statements

Note 14	Designated accounting hedges

Hedge accounting

We apply hedge accounting as part of managing the market risk of certain non-trading portfolios arising from changes due to interest rates, foreign exchange rates, and equity market prices. See the shaded sections in “Non-trading activities” in the MD&A for further information on our risk management strategy for these risks. See Note 13 for further information on the derivatives used by CIBC.

Interest rate risk

The majority of our derivative contracts used to hedge certain exposures to benchmark interest rate risk are interest rate swaps. For fair value hedges, we convert our fixed interest rate exposures from the hedged financial instruments to floating interest rate exposures. For cash flow hedges, we convert certain exposures to cash flow variability from our variable rate instruments to fixed interest rate exposures.

Foreign currency risk

For our fair value hedges, we mainly use various combinations of cross-currency interest rate swaps and interest rate swaps to hedge our exposures to foreign currency risk together with interest rate risk, converting our fixed foreign currency rate exposures to floating functional currency rate exposures.

For our cash flow hedges, the majority of our derivative contracts are used to hedge our exposures to cash flow variability arising from fluctuations in foreign exchange rates, and mainly consist of cross-currency interest rate swaps.

For NIFO hedges, we use a combination of foreign denominated deposit liabilities and foreign exchange forwards to manage our foreign currency exposure of our NIFOs with a functional currency other than the Canadian dollar.

Equity price risk

We use cash-settled total return swaps in designated cash flow hedge relationships to hedge changes in CIBC’s share price in respect of certain cash-settled share-based compensation awards. Note 18 provides details on our cash-settled share-based compensation plans.

For the hedge relationships described above, hedge effectiveness is assessed at the inception of the hedge relationship and on an ongoing basis, primarily using the dollar offset method. The sources of hedge ineffectiveness are mainly attributed to the following:

•	Utilization of hedging instruments that have a non-zero fair value at the inception of the hedge relationship;
•	Differences in fixed rates, when contractual coupons of the fixed rate hedged items are designated;
•	Differences in the discounting factors between the hedged item and the hedging instruments arising from different rate reset frequencies and timing of cash flows; and
•

Differences in the discount curves to determine the basis adjustments of the hedged items and the fair value of the hedging derivatives, including from the application of OIS and CVA to the valuation of derivatives when they are applicable.

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Designated hedging instruments

The following table provides a summary of financial instruments designated as hedging instruments:

		Notional amount of the hedging instrument (1)(2)	Maturity range			Fair value of the hedging derivatives		Gains (losses) on changes in fair value used for calculating hedge ineffectiveness
$ millions, as at October 31			Less than 1 year	1-5 years	Over 5 years	Assets	Liabilities
2021	Cash flow hedges
	Foreign exchange risk
	Cross-currency interest rate swaps	$13,002	$6,605	$6,397	$–	$165	$191	$(55)
	Interest rate risk
	Interest rate swaps	12,073	4,846	7,227	–	–	–	(223)
	Equity share price risk
	Equity swaps	1,679	964	715	–	44	1	529
		$26,754	$12,415	$14,339	$–	$209	$192	$251
	NIFO hedges
	Foreign exchange risk
	Foreign exchange forwards	$226	$226	$–	$–	$1	$1	$14
	Deposits (3)	24,116	24,116	–	–	n/a	n/a	1,534
		$24,342	$24,342	$–	$–	$1	$1	$1,548
	Fair value hedges
	Interest rate risk
	Interest rate swaps	$190,769	$72,010	$99,532	$19,227	$152	$162	$1,018
	Foreign exchange / interest rate risk
	Cross-currency interest rate swaps	38,213	7,804	23,483	6,926	478	1,391	48
	Interest rate swaps	20,907	4,113	13,692	3,102	–	–	(260)
		$249,889	$83,927	$136,707	$29,255	$630	$1,553	$806
		$300,985	$120,684	$151,046	$29,255	$840	$1,746	$2,605
2020	Cash flow hedges
	Foreign exchange risk
	Cross-currency interest rate swaps	$7,329	$3,692	$3,637	$–	$134	$161	$43
	Interest rate risk
	Interest rate swaps	15,104	6,085	9,019	–	13	–	320
	Equity share price risk
	Equity swaps	1,171	1,012	159	–	5	23	(131)
		$23,604	$10,789	$12,815	$–	$152	$184	$232
	NIFO hedges
	Foreign exchange risk
	Foreign exchange forwards	$247	$247	$–	$–	$–	$–	$(2)
	Deposits (3)	20,409	20,409	–	–	n/a	n/a	(154)
		$20,656	$20,656	$–	$–	$–	$–	$(156)
	Fair value hedges
	Interest rate risk
	Interest rate swaps	$205,518	$61,911	$126,570	$17,037	$170	$194	$(815)
	Foreign exchange / interest rate risk
	Cross-currency interest rate swaps	34,329	2,185	26,689	5,455	795	486	(26)
	Interest rate swaps	17,025	–	14,311	2,714	–	5	66
		$256,872	$64,096	$167,570	$25,206	$965	$685	$(775)
		$301,132	$95,541	$180,385	$25,206	$1,117	$869	$(699)

(1)

For some hedge relationships, we apply a combination of derivatives to hedge the underlying exposures; therefore, the notional amounts of the derivatives generally exceed the carrying amount of the hedged items.

(2)

As at October 31, 2021, the notional amount of our derivatives in designated hedge accounting relationships that were indexed to U.S. LIBOR with a maturity date beyond June 30, 2023, and CHF LIBOR and GBP LIBOR with a maturity date beyond December 31, 2021, was $39 billion and $9 billion, respectively. See “Interest Rate Benchmark Reform” in Note 1 for details.

(3)	Notional amount represents the principal amount of deposits as at October 31, 2021 and October 31, 2020.
n/a	Not applicable.

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Consolidated financial statements

The following table provides the average rate or price of the hedging derivatives:

As at October 31			Average exchange rate (1)		Average fixed interest rate (1)	Average share price
2021	Cash flow hedges
	Foreign exchange risk
	Cross-currency interest rate swaps	AUD – CAD	0.94		n/a	n/a
		GBP – CAD	1.72
	Interest rate risk
	Interest rate swaps		n/a	CAD	1.57%	n/a
			n/a	USD	0.77%	n/a
	Equity share price risk
	Equity swaps		n/a		n/a	$118.17
	NIFO hedges
	Foreign exchange risk
	Foreign exchange forwards	AUD – CAD	0.92		n/a	n/a
		HKD – CAD	0.16		n/a	n/a
	Fair value hedges
	Interest rate risk
	Interest rate swaps		n/a	CAD	1.37%	n/a
	Foreign exchange / interest rate risk
	Cross-currency interest rate swaps	EUR – CAD	1.50		0.08%	n/a
		GBP – CAD	1.66		1.31%	n/a
		USD – CAD	1.27		1.29%	n/a
	Interest rate swaps		n/a	CHF	(0.02)%	n/a
			n/a	EUR	(0.39)%	n/a
			n/a	GBP	0.71%	n/a
2020	Cash flow hedges
	Foreign exchange risk
	Cross-currency interest rate swaps	AUD – CAD	0.97		n/a	n/a
		EUR – CAD	1.51		n/a	n/a
		GBP – CAD	1.68
	Interest rate risk
	Interest rate swaps		n/a	CAD	1.60%	n/a
			n/a	USD	1.65%	n/a
	Equity share price risk
	Equity swaps		n/a		n/a	$105.11
	NIFO hedges
	Foreign exchange risk
	Foreign exchange forwards	AUD – CAD	0.93		n/a	n/a
		HKD – CAD	0.17		n/a	n/a
	Fair value hedges
	Interest rate risk
	Interest rate swaps		n/a	CAD	1.52%	n/a
	Foreign exchange / interest rate risk
	Cross-currency interest rate swaps	EUR – CAD	1.41		0.12%	n/a
		GBP – CAD	1.65		1.06%	n/a
		USD – CAD	1.36		1.69%	n/a
	Interest rate swaps		n/a	CHF	(0.41)%	n/a
			n/a	EUR	0.00%	n/a
			n/a	GBP	0.71%	n/a

(1)	Includes average foreign exchange rates and interest rates relating to significant hedging relationships.
n/a	Not applicable.

166	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Designated hedged items

The following table provides information on designated hedged items:

		Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item		Gains (losses) on change in fair value used for calculating hedge ineffectiveness
$ millions, as at or for the year ended October 31		Assets	Liabilities	Assets	Liabilities
2021	Cash flow hedges (1)
	Foreign exchange risk
	Deposits	$–	$5,514	n/a	n/a	$54
	Interest rate risk
	Loans	12,070	–	n/a	n/a	223
	Equity share price risk
	Share-based payment	–	1,549	n/a	n/a	(529)
		$12,070	$7,063	n/a	n/a	$(252)
	NIFO hedges	$24,342	$–	n/a	n/a	$(1,548)
	Fair value hedges (2)
	Interest rate risk
	Securities	$31,661	$–	$(243)	$–	$(1,403)
	Loans	45,180	–	(583)	–	(1,340)
	Deposits	–	91,414	–	(261)	1,568
	Subordinated indebtedness	–	5,419	–	10	192
	Foreign exchange / interest rate risk
	Deposits	–	19,662	–	(154)	217
		$76,841	$116,495	$(826)	$(405)	$(766)
2020	Cash flow hedges (1)
	Foreign exchange risk
	Deposits	$–	$3,132	n/a	n/a	$(44)
	Interest rate risk
	Loans	15,092	–	n/a	n/a	(320)
	Equity share price risk
	Share-based payment	–	1,061	n/a	n/a	131
		$15,092	$4,193	n/a	n/a	$(233)
	NIFO hedges	$20,656	$–	n/a	n/a	$156
	Fair value hedges (2)
	Interest rate risk
	Securities	$33,319	$–	$1,347	$–	$783
	Loans	62,171	–	1,005	–	1,161
	Deposits	–	90,597	–	1,466	(1,019)
	Subordinated indebtedness	–	4,632	–	202	(113)
	Foreign exchange / interest rate risk
	Loans	5	–	–	–	–
	Deposits	–	17,331	–	81	(35)
		$95,495	$112,560	$2,352	$1,749	$777

(1)	As at October 31, 2021, the amount remaining in AOCI related to discontinued cash flow hedges was a net gain of $73 million (2020: $134 million).
(2)

As at October 31, 2021, the accumulated fair value hedge net asset adjustment remaining on the consolidated balance sheet related to discontinued fair value hedges was $44 million (2020: net asset of $75 million).

n/a	Not applicable.

Hedge accounting gains (losses) in the consolidated statement of comprehensive income

$ millions, for the year ended October 31		Beginning balance of AOCI – hedge reserve (after-tax)	Change in the value of the hedging instrument recognized in OCI (before-tax)	Amount reclassified from accumulated OCI to income (before-tax) (1)	Tax benefit (expense)	Ending balance of AOCI hedge reserve (after-tax)	Hedge ineffectiveness gains (losses) recognized in income
2021	Cash flow hedges
	Foreign exchange risk	$(2)	$(64)	$57	$2	$(7)	$–
	Interest rate risk	279	(223)	(63)	75	68	–
	Equity share price risk	(3)	529	(421)	(29)	76	–
		$274	$242	$(427)	$48	$137	$–
	NIFO hedges – foreign exchange risk
	Hedges of net investment in foreign operations	$(1,341)	$1,548	$–	$(53)	$154	$–
2020	Cash flow hedges
	Foreign exchange risk	$(2)	$4	$(4)	$–	$(2)	$(2)
	Interest rate risk	98	320	(74)	(65)	279	–
	Equity share price risk	17	(131)	104	7	(3)	–
		$113	$193	$26	$(58)	$274	$(2)
	NIFO hedges – foreign exchange risk
	Hedges of net investment in foreign operations	$(1,139)	$(156)	$–	$(46)	$(1,341)	$–

(1)

During the year ended October 31, 2021, the amount reclassified from AOCI to net income for cash flow hedges of forecasted transactions that were no longer expected to occur was nil (2020: immaterial).

CIBC 2021 ANNUAL REPORT	167

Consolidated financial statements

Hedge accounting gains (losses) in the consolidated statement of income

$ millions, for the year ended October 31		Gains (losses) on the hedging instruments	Gains (losses) on the hedged items attributable to hedged risk	Hedge ineffectiveness gains (losses) recognized in income
2021	Fair value hedges
	Interest rate risk	$1,018	$(983)	$35
	Foreign exchange / interest rate risk	(212)	217	5
		$806	$(766)	$40
2020	Fair value hedges
	Interest rate risk	$(815)	$812	$(3)
	Foreign exchange / interest rate risk	40	(35)	5
		$(775)	$777	$2

Note 15	Subordinated indebtedness

The debt issues included in the table below are outstanding unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness funds foreign currency denominated assets. All redemptions are subject to regulatory approval.

Terms of subordinated indebtedness

$ millions, as at October 31										2021		2020
				Earliest date redeemable
Interest rate %		Contractual maturity date		At greater of Canada Yield Price (1) and par	At par		Denominated in foreign currency		Par value	Carrying value (2)	Par value	Carrying value (2)
5.75	(3)	July 11, 2024	(4)				TT$175 million		$32	$32	$35	$35
3.42	(5)(6)	January 26, 2026			January 26, 2021	(7)			–	–	1,000	1,001
3.45	(5)(8)	April 4, 2028			April 4, 2023				1,500	1,525	1,500	1,568
8.70		May 25, 2029	(4)						25	37	25	40
2.95	(5)(9)	June 19, 2029			June 19, 2024				1,500	1,484	1,500	1,535
2.01	(10)	July 21, 2030			July 21, 2025				1,000	976	1,000	1,000
11.60		January 7, 2031		January 7, 1996					200	196	200	214
1.96	(11)	April 21, 2031			April 21, 2026				1,000	976	–	–
10.80		May 15, 2031		May 15, 2021					150	146	150	160
8.70		May 25, 2032	(4)						25	39	25	44
8.70		May 25, 2033	(4)						25	40	25	45
8.70		May 25, 2035	(4)						25	42	25	48
Floating	(12)	July 31, 2084			July 27, 1990		US$38 million	(13)	47	47	59	59
Floating	(14)	August 31, 2085			August 20, 1991		US$11 million	(15)	14	14	17	17
									5,543	5,554	5,561	5,766
Subordinated indebtedness sold short (held) for trading purposes									(15)	(15)	(54)	(54)
									$5,528	$5,539	$5,507	$5,712

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.
(2)	Carrying values of fixed-rate subordinated indebtedness notes reflect the impact of interest rate hedges in an effective hedge relationship.
(3)

Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued on July 11, 2018 by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of CIBC FirstCaribbean, and guaranteed on a subordinated basis by CIBC FirstCaribbean.

(4)	Not redeemable prior to maturity date.
(5)

Debentures are also subject to a non-viability contingent capital (NVCC) provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III. As such, the Debentures are automatically converted into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines. In such an event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplements) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplements).

(6)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.57% above the three-month Canadian dollar bankers’ acceptance rate.
(7)

On January 26, 2021, we redeemed all $1.0 billion of our 3.42% Debentures due January 26, 2026. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

(8)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.00% above the three-month Canadian dollar bankers’ acceptance rate.
(9)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.18% above the three-month Canadian dollar bankers’ acceptance rate.
(10)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.28% above the three-month Canadian dollar bankers’ acceptance rate.
(11)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 0.56% above the three-month Canadian dollar bankers’ acceptance rate.
(12)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.
(13)	US$6 million (2020: US$21 million) of this issue was repurchased and cancelled during 2021.
(14)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.
(15)	US$2 million (2020: US$4 million) of this issue was repurchased and cancelled during 2021.

168	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Note 16	Common and preferred shares and other equity instruments

The following table presents the number of common and preferred shares outstanding and dividends paid, and other equity instruments and distributions paid thereon:

Common and preferred shares outstanding and other equity instruments

$ millions, except number of shares and per share amounts, as at or for the year ended October 31				2021				2020				2019
	Shares outstanding		Dividends and distributions paid		Shares outstanding		Dividends and distributions paid		Shares outstanding		Dividends and distributions paid
	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount	$ per share
Common shares	450,829,278	$14,351	$2,622	$5.84	446,932,750	$13,892	$2,592	$5.82	445,325,744	$13,589	$2,488	$5.60
Class A Preferred Shares
Series 39	16,000,000	400	15	0.93	16,000,000	400	15	0.93	16,000,000	400	16	0.96
Series 41	12,000,000	300	12	0.98	12,000,000	300	12	0.97	12,000,000	300	11	0.94
Series 43	12,000,000	300	9	0.79	12,000,000	300	10	0.87	12,000,000	300	11	0.90
Series 45	32,000,000	800	35	1.10	32,000,000	800	35	1.10	32,000,000	800	35	1.10
Series 47	18,000,000	450	20	1.13	18,000,000	450	20	1.13	18,000,000	450	20	1.13
Series 49	13,000,000	325	17	1.30	13,000,000	325	17	1.30	13,000,000	325	13	1.00
Series 51	10,000,000	250	13	1.29	10,000,000	250	13	1.29	10,000,000	250	5	0.53
		$2,825	$121			$2,825	$122			$2,825	$111
Treasury shares – common shares	(1,302)	$–			152,579	$16			15,931	$2
Treasury shares – preferred shares	(20)	–			–	–			–	–
Other Equity Instruments
Limited recourse capital notes Series 1 (1)		$750	$37	4.375% (2)		$750	$–	4.375% (2)		$–	$–
Limited recourse capital notes Series 2 (3)		$750	$–	4.000% (2)		$–	$–			$–	$–

(1)	See 4.375% Limited Recourse Capital Notes Series 1 (NVCC) (subordinated indebtedness) section below for details.
(2)	Represents the annual interest rate percentage applicable to the LRCNs issued as at October 31 for each respective year.
(3)	See 4.000% Limited Recourse Capital Notes Series 2 (NVCC) (subordinated indebtedness) section below for details.

Common shares

CIBC’s authorized capital consists of an unlimited number of common shares, without nominal or par value.

Common shares issued

$ millions, except number of shares, as at or for the year ended October 31		2021		2020		2019
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of year	447,085,329	$13,908	445,341,675	$13,591	442,826,380	$13,243
Issuance pursuant to:
Equity-settled share-based compensation plans (1)	1,705,070	176	823,502	87	511,567	52
Shareholder investment plan	1,011,279	132	1,534,320	144	1,777,738	194
Employee share purchase plan	1,180,179	150	1,457,784	140	1,213,078	131
	450,981,857	$14,366	449,157,281	$13,962	446,328,763	$13,620
Purchase of common shares for cancellation	–	–	(2,208,600)	(68)	(1,000,000)	(30)
Treasury shares	(153,881)	(15)	136,648	14	12,912	1
Balance at end of year	450,827,976	$14,351	447,085,329	$13,908	445,341,675	$13,591

(1)	Includes the settlement of contingent consideration related to prior acquisitions.

Common shares reserved for issue

As at October 31, 2021, 13,470,943 common shares (2020: 14,996,337) were reserved for future issue pursuant to stock option plans, 11,837,505 common shares (2020: 12,848,784) were reserved for future issue pursuant to the Shareholder Investment Plan, 6,823,960 common shares (2020: 8,183,815) were reserved for future issue pursuant to the ESPP and other activities, and 2,397,018,750 common shares (2020: 2,246,208,750) were reserved for future issue pursuant to instruments which include an NVCC provision requiring conversion into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines.

Normal course issuer bid

On March 13, 2020, following the onset of the COVID-19 pandemic, OSFI imposed temporary measures on federally regulated financial institutions to cease dividend increases and share buybacks in order to ensure that the additional capital available is used to support Canadian lending activities. The temporary measures were lifted by OSFI effective November 4, 2021.

We intend to purchase for cancellation up to 10 million common shares, or approximately 2.2% of our outstanding common shares, under a new NCIB, subject to the approval of the TSX. Our previous bid expired on June 3, 2020.

CIBC 2021 ANNUAL REPORT	169

Consolidated financial statements

Preferred shares and other equity instruments

CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, issuable in series, provided that, for each class of preferred shares, the maximum aggregate consideration for all outstanding shares at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.

Preferred share and other equity instruments rights and privileges

Class A Preferred Shares

Each series of Class A Preferred Shares bears quarterly non-cumulative dividends. Non-cumulative Rate Reset Class A Preferred Shares Series 39, 41, 43, 45, 47, 49, and 51 (NVCC) are redeemable, subject to regulatory approval if required, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the terms of the preferred shares.

Non-cumulative Rate Reset Class A Preferred Shares Series 39 (NVCC) (Series 39 shares)

On June 11, 2014, we issued 16 million Series 39 shares with a par value of $25.00 per share, for gross proceeds of $400 million. For the initial five-year period to the earliest redemption date of July 31, 2019, the Series 39 shares paid quarterly cash dividends, as declared, at a rate of 3.90%. The dividend was reset to 3.713%, payable quarterly as and when declared by the Board, effective for the five-year period commencing July 31, 2019. On July 31, 2024, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.32%.

Holders of the Series 39 shares had the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 40 (NVCC) (Series 40 shares), subject to certain conditions, on July 31, 2019. As the conditions for conversion were not met, no Series 40 shares were issued, and all of the Series 39 shares remain outstanding. Holders of the Series 39 shares will have the right to convert their shares on a one-for-one basis into Series 40 shares, subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter. Holders of the Series 40 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.32%. Holders of the then outstanding Series 40 shares may convert their shares on a one-for-one basis into Series 39 shares, subject to certain conditions, on July 31, 2029 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 39 shares at par on July 31, 2024, and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 40 shares at par on July 31, 2029, and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares)

On December 16, 2014, we issued 12 million Series 41 shares with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five-year period to the earliest redemption date of January 31, 2020, the Series 41 shares paid quarterly cash dividends, as declared, at a rate of 3.75%. The dividend was reset to 3.909%, payable quarterly as and when declared by the Board, effective for the five-year period commencing January 31, 2020. On January 31, 2025, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.24%.

Holders of the Series 41 shares had the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (NVCC) (Series 42 shares), subject to certain conditions, on January 31, 2020. As the conditions for conversion were not met, no Series 42 shares were issued, and all of the Series 41 shares remain outstanding. Holders of the Series 41 shares will have the right to convert their shares on a one-for-one basis into Series 42 shares, subject to certain conditions, on January 31, 2025 and on January 31 every five years thereafter. Holders of the Series 42 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.24%. Holders of the then outstanding Series 42 shares may convert their shares on a one-for-one basis into Series 41 shares, subject to certain conditions, on January 31, 2030 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 41 shares at par on January 31, 2025 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 42 shares at par on January 31, 2030 and on January 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 shares)

On March 11, 2015, we issued 12 million Series 43 shares with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five-year period to the earliest redemption date of July 31, 2020, the Series 43 shares paid quarterly cash dividends, as declared, at a rate of 3.60%. The dividend was reset to 3.143%, payable quarterly as and when declared by the Board, effective for the five-year period commencing July 31, 2020. On July 31, 2025, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.79%.

Holders of the Series 43 shares had the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 44 (NVCC) (Series 44 shares), subject to certain conditions, on July 31, 2020. As the conditions for conversion were not met, no Series 44 shares were issued, and all of the Series 43 shares remain outstanding. Holders of the Series 43 shares will have the right to convert their shares on a one-for-one basis into Series 44 shares, subject to certain conditions, on July 31, 2025 and on July 31 every five years thereafter. Holders of the Series 44 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.79%. Holders of the then outstanding Series 44 shares may convert their shares on a one-for-one basis into Series 43 shares, subject to certain conditions, on July 31, 2030 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 43 shares at par on July 31, 2025 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 44 shares at par on July 31, 2030 and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 45 (NVCC) (Series 45 shares)

On June 2, 2017, we issued 32 million Series 45 shares with a par value of $25.00 per share, for gross proceeds of $800 million. For the initial five-year period to the earliest redemption date of July 31, 2022, the Series 45 shares pay quarterly cash dividends, as declared, at a rate of 4.40%. On July 31, 2022, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.38%.

Holders of the Series 45 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 46 (NVCC) (Series 46 shares), subject to certain conditions, on July 31, 2022 and on July 31 every five years thereafter. Holders of the Series 46 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.38%. Holders of the then outstanding Series 46 shares may convert their shares on a one-for-one basis into Series 45 shares, subject to certain conditions, on July 31, 2027 and on July 31 every five years thereafter.

170	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 45 shares at par on July 31, 2022 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 46 shares at par on July 31, 2027 and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC) (Series 47 shares)

On January 18, 2018, we issued 18 million Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC) (Series 47 shares) with a par value of $25.00 per share, for gross proceeds of $450 million. For the initial five-year period to the earliest redemption date of January 31, 2023, the Series 47 shares pay quarterly cash dividends, as declared, at a rate of 4.50%. On January 31, 2023, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.45%.

Holders of the Series 47 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 48 (NVCC) (Series 48 shares), subject to certain conditions, on January 31, 2023 and on January 31 every five years thereafter. Holders of the Series 48 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.45%. Holders of the then outstanding Series 48 shares may convert their shares on a one-for-one basis into Series 47 shares, subject to certain conditions, on January 31, 2028 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 47 shares at par on January 31, 2023 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 48 shares at par on January 31, 2028 and on January 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 49 (NVCC) (Series 49 shares)

On January 22, 2019, we issued 13 million Non-cumulative Rate Reset Class A Preferred Shares Series 49 (NVCC) (Series 49 shares) with a par value of $25.00 per share, for gross proceeds of $325 million. For the initial five-year period to the earliest redemption date of April 30, 2024, the Series 49 shares pay quarterly cash dividends, as declared, at a rate of 5.20%. On April 30, 2024, and on April 30 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.31%.

Holders of the Series 49 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 50 (NVCC) (Series 50 shares), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. Holders of the Series 50 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.31%. Holders of the then outstanding Series 50 shares may convert their shares on a one-for-one basis into Series 49 shares, subject to certain conditions, on April 30, 2029 and on April 30 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 49 shares at par on April 30, 2024 and on April 30 every five years thereafter; we may redeem all or any part of the then outstanding Series 50 shares at par on April 30, 2029 and on April 30 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 51 (NVCC) (Series 51 shares)

On June 4, 2019, we issued 10 million Non-cumulative Rate Reset Class A Preferred Shares Series 51 (NVCC) (Series 51 shares) with a par value of $25.00 per share, for gross proceeds of $250 million. For the initial five-year period to the earliest redemption date of July 31, 2024, the Series 51 shares pay quarterly cash dividends, as declared, at a rate of 5.15%. On July 31, 2024, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.62%.

Holders of the Series 51 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 52 (NVCC) (Series 52 shares), subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter. Holders of the Series 52 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.62%. Holders of the then outstanding Series 52 shares may convert their shares on a one-for-one basis into Series 51 shares, subject to certain conditions, on July 31, 2029 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 51 shares at par on July 31, 2024 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 52 shares at par on July 31, 2029 and on July 31 every five years thereafter.

4.375% Limited Recourse Capital Notes Series 1 (NVCC) (subordinated indebtedness) (LRCN Series 1 Notes)

On September 16, 2020, we issued $750 million principal amount of 4.375% Limited Recourse Capital Notes Series 1 (NVCC) (subordinated indebtedness). The LRCN Series 1 Notes mature on October 28, 2080, and bear interest at a fixed rate of 4.375% per annum (paid semi-annually) until October 28, 2025. Starting on October 28, 2025, and every five years thereafter until October 28, 2075, the interest rate will be reset to the then current five-year Government of Canada bond yield plus 4.000% per annum.

Concurrently with the issuance of the LRCN Series 1 Notes, we issued Non-Cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 53 (NVCC) (Series 53 Preferred Shares) which are held in the CIBC LRCN Limited Recourse Trust (Limited Recourse Trust) that is consolidated by CIBC and as a result the Series 53 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 1 Notes when due, the sole remedy of each LRCN Series 1 Note holder is limited to that holder’s proportionate share of the Series 53 Preferred Shares held in the Limited Recourse Trust.

Subject to regulatory approval, we may redeem the LRCN Series 1 Notes, in whole or in part, every five years during the period from September 28 to and including October 28, commencing in 2025, at par.

The LRCN Series 1 Notes and the Series 53 Preferred Shares carry standard NVCC provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III (see “NVCC conversion mechanics” below). Upon the occurrence of a Trigger Event, each Series 53 Preferred Share held in the Limited Recourse Trust will automatically and immediately be converted, without the consent of LRCN Series 1 Note holders, into a variable number of common shares which will be delivered to LRCN Series 1 Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the LRCN Series 1 Notes. All claims of LRCN Series 1 Note holders against CIBC under the LRCN Series 1 Notes will be extinguished upon receipt of such common shares.

4.000% Limited Recourse Capital Notes Series 2 (NVCC) (subordinated indebtedness) (LRCN Series 2 Notes)

On September 14, 2021, we issued $750 million principal amount of 4.000% Limited Recourse Capital Notes Series 2 (NVCC) (subordinated indebtedness). The LRCN Series 2 Notes mature on January 28, 2082, and bear interest at a fixed rate of 4.000% per annum (paid semi-annually) until January 28, 2027. Starting on January 28, 2027, and every five years thereafter until January 28, 2077, the interest rate will be reset to the then current five-year Government of Canada bond yield plus 3.102% per annum.

CIBC 2021 ANNUAL REPORT	171

Consolidated financial statements

Concurrently with the issuance of the LRCN Series 2 Notes, we issued Non-Cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 54 (NVCC) (the Series 54 Preferred Shares) which are held in the Limited Recourse Trust that is consolidated by CIBC and as a result the Series 54 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 2 Notes when due, the sole remedy of each LRCN Series 2 Note holder is limited to that holder’s proportionate share of the Series 54 Preferred Shares held in the Limited Recourse Trust.

Subject to regulatory approval, we may redeem the LRCN Series 2 Notes, in whole or in part, every five years during the period from December 28 to and including January 28, commencing on December 28, 2026, at par.

The LRCN Series 2 Notes and the Series 54 Preferred Shares carry standard NVCC provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III (see “NVCC conversion mechanics” below). Upon the occurrence of a Trigger Event, each Series 54 Preferred Share held in the Limited Recourse Trust will automatically and immediately be converted, without the consent of LRCN Series 2 Note holders, into a variable number of common shares which will be delivered to LRCN Series 2 Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the LRCN Series 2 Notes. All claims of LRCN Series 2 Note holders against CIBC under the LRCN Series 2 Notes will be extinguished upon receipt of such common shares.

Limited Recourse Capital Notes (the Notes)

The Notes are compound instruments with both equity and liability features as payments of interest and principal in cash are made at our discretion, as the sole recourse of each Note holder in the event of non-payment will be limited to that holder’s proportionate share of the non-cumulative Rate Reset Class A Preferred Shares Series 53 and 54 held in the Limited Recourse Trust. The liability component of the Notes has a nominal value and, as a result, the full proceeds received upon the issuance of the Notes have been presented as equity on the consolidated balance sheet and any interest payments paid thereon are accounted for as equity distributions.

NVCC conversion mechanics

Each series of Class A preferred shares discussed above are subject to an NVCC provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are automatically converted into common shares upon the occurrence of a “Trigger Event”. As described in the Capital Adequacy Guidelines, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable. Each such share is convertible into a number of common shares, determined by dividing the par value of $25.00 ($1,000 in the case of the Series 53 and 54 Preferred Shares) plus declared and unpaid dividends (except for the Series 53 and 54 Preferred Shares while held in the Limited Recourse Trust) by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). We have recorded the Series 39, Series 41, Series 43, Series 45, Series 47, Series 49, and Series 51 shares as equity.

Terms of Class A Preferred Shares

Outstanding as at October 31, 2021	Quarterly dividends per share (1)	Earliest specified redemption date	Cash redemption price per share
Series 39	$0.232063	July 31, 2024	$25.00
Series 41	$0.244313	January 31, 2025	$25.00
Series 43	$0.196438	July 31, 2025	$25.00
Series 45	$0.275000	July 31, 2022	$25.00
Series 47	$0.281250	January 31 2023	$25.00
Series 49	$0.325000	April 30, 2024	$25.00
Series 51	$0.321875	July 31, 2024	$25.00

(1)	Quarterly dividends may be adjusted depending on the timing of issuance or redemption.

Restrictions on the payment of dividends

Under Section 79 of the Bank Act (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.

As noted above, OSFI imposed measures on federally regulated financial institutions to cease dividend increases in March 2020. The temporary measures were lifted effective November 4, 2021.

In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment. Our Series 53 and 54 Preferred Shares further limit the payment of dividends on the outstanding Class A Preferred Shares Series 39 to 51 in certain limited circumstances.

We had agreed that if CIBC Capital Trust failed to pay any interest payments on its $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108, we would not declare dividends of any kind on any of our preferred or common shares for a specified period of time. These Notes were redeemed on November 1, 2021. For additional details, see Note 17.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

Capital

Objectives, policy and procedures

Our overall capital management objective is to employ a strong and efficient capital base. We manage capital in accordance with a capital policy approved by the Board, which includes specific guidelines that relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Capital is monitored continuously for compliance.

Each year, a Capital Plan and three-year outlook are established as a part of the financial plan, and they encompass all material elements of capital: forecasts of sources and uses of capital including earnings, dividends, business growth, and corporate initiatives, as well as maturities, redemptions, and issuances of capital instruments. The Capital Plan is stress-tested to ensure that it is sufficiently robust under severe but plausible stress scenarios. The level of capital and capital ratios are monitored throughout the year including a comparison to the Capital Plan. There were no significant changes made to the objectives, policy, guidelines and procedures during the year.

172	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based on the capital standards developed by the Basel Committee on Banking Supervision (BCBS).

CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada, and is subject to a Common Equity Tier 1 (CET1) surcharge equal to 1.0% of RWA. OSFI also expects D-SIBs to hold a Domestic Stability Buffer (DSB) of 2.5% effective October 31, 2021, reflecting an increase from 1.0% since March 2020. The 2.5% reflects the highest DSB requirement under OSFI capital requirements. This results in current targets, including all buffer requirements, for CET1, Tier 1 and Total capital ratios of 10.5%, 12.0%, and 14.0%, respectively. These targets may be higher for certain institutions at OSFI’s discretion.

Regulatory capital and ratios

Regulatory capital under Basel III consists of CET1, Tier 1 and Tier 2 capital.

CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes to FVO liabilities attributable to changes in own credit risk), and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets (net of related deferred tax liabilities), certain deferred tax assets, net assets related to defined benefit pension plans as reported on our consolidated balance sheet (net of related deferred tax liabilities), and certain investments. Additional Tier 1 (AT1) capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying innovative Tier 1 notes subject to phase-out rules for capital instruments. Tier 2 capital includes NVCC subordinated indebtedness, non-qualifying subordinated indebtedness subject to phase-out rules for capital instruments, eligible collective allowance under the standardized approach, and qualifying instruments issued by a consolidated subsidiary to third parties.

Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at October 31		2021	2020
CET1 capital (1)		$33,751	$30,876
Tier 1 capital	A	38,344	34,775
Total capital		44,202	40,969

Total RWA		272,814	254,871

CET1 ratio		12.4%	12.1%
Tier 1 capital ratio		14.1%	13.6%
Total capital ratio		16.2%	16.1%
Leverage ratio exposure	B	$823,343	$741,760
Leverage ratio	A/B	4.7%	4.7%

(1)

Beginning in the second quarter of 2020, includes the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020. The transitional arrangement results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount is subject to certain adjustments and limitations until 2022.

During the years ended October 31, 2021 and 2020, we have complied with OSFI’s regulatory capital requirements.

Note 17	Capital Trust securities

CIBC Capital Trust is a trust wholly owned by CIBC and established under the laws of the Province of Ontario. As at October 31, 2021, CIBC Capital Trust had $300 million outstanding of CIBC Tier 1 Notes – Series B, due June 30, 2108 (the Notes), redeemable on or after June 30, 2014 at the Canada Yield Price; redeemable at par on June 30, 2039. The Notes were issued on March 13, 2009. CIBC Capital Trust is not consolidated by CIBC and the senior deposit notes issued by CIBC to CIBC Capital Trust are reported as Deposits – Business and government on the consolidated balance sheet.

The Notes were structured to achieve Tier 1 regulatory capital treatment and, as such, had features of equity capital, including the deferral of cash interest under certain circumstances (Deferral Events). In the case of a Deferral Event, holders of the Notes will be required to invest interest paid on the Notes in our perpetual preferred shares. Should CIBC Capital Trust fail to pay the semi-annual interest payments on the Notes in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.

Subject to the approval of OSFI, CIBC Capital Trust may, in whole or in part, on the redemption dates specified, and on any date thereafter, redeem the CIBC Tier 1 Notes – Series B without the consent of the holders. Also, subject to the approval of OSFI, CIBC Capital Trust may redeem all, but not part of, the CIBC Tier 1 Notes – Series B prior to the earliest redemption date specified without the consent of the holders, upon the occurrence of certain specified tax or regulatory events.

Under the OSFI Capital Adequacy Requirements (CAR) Guideline, any Tier 1 Notes – Series B outstanding as of November 1, 2021 would not be recognized as regulatory capital. With OSFI’s prior approval, on November 1, 2021, CIBC Capital Trust redeemed all $300 million of its 10.25% Tier 1 Notes – Series B at 100% of their principal amount together with accrued and unpaid interest up to but excluding the redemption date. As a result of the redemption of the Tier 1 Notes – Series B by CIBC Capital Trust, CIBC also redeemed the corresponding senior deposit notes issued by CIBC to CIBC Capital Trust on November 1, 2021.

CIBC 2021 ANNUAL REPORT	173

Consolidated financial statements

Note 18	Share-based payments

We provide the following share-based compensation to certain employees and directors in the form of cash-settled or equity-settled awards.

Restricted share award plan

Under the RSA plan, share unit equivalents (RSA units) are granted to certain key employees on an annual basis or during the year as special grants. RSA grants are made in the form of cash-settled awards which generally vest and settle in cash either at the end of three years or one-third annually beginning one year after the date of the grant. Dividend equivalents on RSA units are paid in cash or in the form of additional RSA units to the employees at the end of the vesting period or settlement date.

Grant date fair value of each cash-settled RSA unit granted is calculated based on the average closing price per common share on the Toronto Stock Exchange (TSX) for the 10 trading days prior to a date specified in the grant terms. Upon vesting, each RSA unit is settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the vesting date.

During the year, 2,899,365 RSAs were granted at a weighted-average price of $111.34 (2020: 2,864,000 granted at a weighted-average price of $113.62; 2019: 2,666,888 granted at a weighted-average price of $113.01) and the number of RSAs outstanding as at October 31, 2021 was 8,521,839 (2020: 8,391,532; 2019: 8,343,235). Compensation expense in respect of RSAs, before the impact of hedging for changes in share price, totalled $692 million in 2021 (2020: $275 million; 2019: $319 million). As at October 31, 2021, liabilities in respect of RSAs, which are included in Other liabilities, were $1,136 million (2020: $775 million).

Performance share unit plan

Under the PSU plan, awards are granted to certain key employees on an annual basis in December. PSU grants are made in the form of cash-settled awards which vest and settle in cash at the end of three years. Dividend equivalents on PSUs are provided in the form of additional PSUs.

The grant date fair value of each cash-settled PSU is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s performance relative to the other major Canadian banks. Upon vesting, each PSU is settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the vesting date.

During the year, 876,295 PSUs were granted at a weighted-average price of $110.16 (2020: 835,785 granted at a weighted-average price of $115.30; 2019: 952,273 granted at a weighted-average price of $113.48). As at October 31, 2021, the number of PSUs outstanding, before the impact of CIBC’s relative performance, was 2,911,800 (2020: 2,967,248; 2019: 3,033,980). Compensation expense in respect of PSUs, before the impact of hedging for changes in share price, totalled $241 million in 2021 (2020: $90 million; 2019: $106 million). As at October 31, 2021, liabilities in respect of PSUs, which are included in Other liabilities, were $413 million (2020: $286 million).

Exchangeable shares

As part of our acquisition of Wellington Financial in the first quarter of 2018, equity-settled awards in the form of exchangeable shares, which vest over a period of up to five years and have specific service and non-market performance vesting conditions, were issued to selected employees. Employees receive dividend equivalents in the form of additional common shares upon vesting. Compensation expense in respect of the exchangeable shares is based on the grant date fair value, adjusted for the impact of best estimates on the satisfaction of the service requirements and non-market performance conditions. At the acquisition, each exchangeable share was granted at $123.99, and the number of exchangeable shares outstanding that have not vested as at October 31, 2021 was 153,015 (2020: 278,711; 2019: 386,010). Compensation expense in respect of exchangeable shares totalled $12 million in 2021 (2020: $9 million; 2019: $8 million).

Deferred share unit plan/deferred compensation plan

Under the DSU plan and DCP plan, certain employees can elect to receive DSUs in exchange for cash compensation that they would otherwise be entitled to. In addition, certain key employees are granted DSUs during the year as special grants. DSUs are generally fully vested upon grant or vest in accordance with the vesting schedule defined in the grant agreement and settle in cash on a date within the period specified in the plan terms. Employees receive dividend equivalents in the form of additional DSUs.

Grant date fair value of each cash settled DSU that is not granted under the DCP is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. These DSUs are settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the payout date and after the employee’s termination of employment. The grant date fair value for DCP grants is based on the closing stock price on the New York Stock Exchange (NYSE) on the last day of the calendar quarter. Upon distribution, each DSU is settled in cash based on the average closing price per common share on the NYSE for the 10 trading days prior to the date of the distribution.

During the year, 182,174 DSUs were granted at a weighted-average price of $110.62 (2020: 183,941 granted at a weighted-average price of $106.22; 2019: 173,089 granted at a weighted-average price of $110.53) and the number of DSUs outstanding as at October 31, 2021 was 893,018 (2020: 791,571; 2019: 617,281). Compensation expense in respect of DSUs, before the impact of hedging for changes in share price, totalled $70 million in 2021 (2020: $8 million; 2019: $17 million). As at October 31, 2021, liabilities in respect of DSUs, which are included in Other liabilities, were $146 million (2020: $90 million).

Directors’ plans

Each director who is not an officer or employee of CIBC may elect to receive 1) the annual equity retainer as either DSUs or common shares, under the Director DSU/Common Share Election Plan and 2) all or a portion of their remuneration in the form of cash, common shares or DSU’s under the Non-Officer Director Share Plan.

The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC or of an affiliate of CIBC, and for directors subject to section 409A of the U.S. Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director DSU/Common Share Election Plan, the value of DSUs is payable only if the director is not related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).

Other non-interest expense in respect of the DSU components, before the impact of hedging for changes in share price of these plans, totalled $14 million in 2021 (2020: nil; 2019: $3 million). As at October 31, 2021, liabilities in respect of DSUs, which are included in Other liabilities, were $37 million (2020: $23 million).

174	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Stock option plans

Under the ESOP, stock options are periodically granted to certain key employees. Options provide the employee with the right to purchase common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest by the end of the fourth year and expire 10 years from the grant date.

The following tables summarize the activities of the stock options and provide additional details related to stock options outstanding and vested.

As at or for the year ended October 31		2021		2020		2019
	Number of stock options	Weighted- average exercise price (1)	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price
Outstanding at beginning of year	5,680,111	$100.39	5,176,962	$96.93	4,713,163	$91.05
Granted	1,057,208	110.79	818,290	109.87	894,324	111.50
Exercised (2)	(1,525,394)	87.83	(314,469)	68.10	(393,055)	58.60
Forfeited	(63,998)	111.85	(672)	70.66	(35,714)	110.42
Cancelled/expired	–	–	–	–	(1,756)	45.63
Outstanding at end of year	5,147,927	$106.67	5,680,111	$100.39	5,176,962	$96.93
Exercisable at end of year	2,067,561	$98.96	2,783,694	$88.63	2,290,139	$80.27
Available for grant	8,323,016		9,316,226		10,133,844
Reserved for future issue	13,470,943		14,996,337		15,310,806

(1)

For foreign currency-denominated options granted and exercised during the year, the weighted-average exercise prices are translated using exchange rates as at the grant date and settlement date, respectively. The weighted-average exercise price of outstanding balances as at October 31, 2021 reflects the conversion of foreign currency-denominated options at the year-end exchange rate.

(2)	The weighted-average share price at the date of exercise was $128.51 (2020: $97.72; 2019: $106.94).

As at October 31, 2021	Stock options outstanding			Stock options vested
Range of exercise prices	Number outstanding	Weighted- average contractual life remaining	Weighted- average exercise price	Number outstanding	Weighted- average exercise price
$11.00 – $55.00	98,164	1.15	$30.59	98,164	$30.59
$55.01 – $65.00	99,889	3.81	56.54	99,889	56.54
$65.01 – $75.00	39,090	0.12	71.51	39,090	71.51
$75.01 – $85.00	104,408	1.08	80.10	104,408	80.10
$85.01 – $95.00	156,437	2.04	90.52	156,437	90.52
$95.01 – $105.00	526,392	3.70	99.34	526,392	99.34
$105.01 – $115.00	3,438,358	7.51	110.71	724,534	110.56
$115.01 – $125.00	685,189	6.09	120.02	318,647	120.02
	5,147,927	6.38	$106.67	2,067,561	$98.96

The fair value of options granted during the year was measured at the grant date using the Black-Scholes option pricing model. Model assumptions are based on observable market data for the risk-free interest rate and dividend yield, contractual terms for the exercise price, and historical experience for expected life. Volatility assumptions are best estimates of market implied volatility matching the exercise price and expected life of the options.

The following weighted-average assumptions were used as inputs into the Black-Scholes option pricing model to determine the fair value of options on the date of grant:

For the year ended October 31	2021	2020	2019
Weighted-average assumptions
Risk-free interest rate	0.96%	2.00%	2.63%
Expected dividend yield	6.50%	6.80%	5.87%
Expected share price volatility	20.25%	15.30%	18.36%
Expected life	6 years	6 years	6 years
Share price/exercise price	$110.79	$109.87	$111.50

For 2021, the weighted-average grant date fair value of options was $6.73 (2020: $3.90; 2019: $8.22).

Compensation expense in respect of stock options totalled $7 million in 2021 (2020: $5 million; 2019: $7 million).

Employee share purchase plan

Under our Canadian ESPP, qualifying employees can choose each year to have any portion of their eligible earnings withheld to purchase common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar programs exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase common shares and receive a matching employer contribution subject to each plan’s provisions. Employee contributions to our ESPP are used to purchase common shares from Treasury. CIBC FirstCaribbean operates an ESPP locally, in which contributions are used by the plan trustee to purchase CIBC FirstCaribbean common shares in the open market.

Our contributions are expensed as incurred and totalled $53 million in 2021 (2020: $50 million; 2019: $48 million).

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Consolidated financial statements

Note 19	Post-employment benefits

We sponsor pension and other post-employment benefit plans for eligible employees in a number of jurisdictions including Canada, the U.S., the U.K., and the Caribbean. Our pension plans include registered funded defined benefit pension plans, supplemental arrangements that provide pension benefits in excess of statutory limits, and defined contribution plans. We also provide certain health-care, life insurance, and other benefits to eligible employees and retired members. Plan assets and defined benefit obligations related to our defined benefit plans are measured for accounting purposes as at October 31 each year.

Plan characteristics, funding and risks

Pension plans

Pension plans include CIBC’s Canadian, U.S., U.K., and Caribbean pension plans. CIBC’s Canadian pension plans represent approximately 92% of our consolidated defined benefit obligation. All of our Canadian pension plans are defined benefit plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan), which encompasses approximately 66,000 active, deferred, and retired members.

The CIBC Pension Plan provides members with monthly pension income at retirement based on a prescribed plan formula which is based on a combination of maximum yearly pensionable earnings, average earnings at retirement and length of service recognized in the plan. There is a two-year waiting period for members to join the CIBC Pension Plan.

The CIBC Pension Plan is funded through a separate trust. Actuarial funding valuations are prepared by the Plan’s external actuary at least once every three years or more frequently as required by Canadian pension legislation to determine CIBC’s minimum funding requirements as well as maximum permitted contributions. Any deficits determined in the funding valuations must generally be funded over a period not exceeding fifteen years. CIBC’s pension funding policy is to make at least the minimum annual required contributions required by regulations. Any contributions in excess of the minimum requirements are discretionary.

The CIBC Pension Plan is registered with OSFI and the Canada Revenue Agency (CRA) and is subject to the acts and regulations that govern federally regulated pension plans.

Other post-employment plans

Other post-employment plans include CIBC’s Canadian, U.S. and Caribbean post-retirement health-care benefit plans (referred to for disclosure purposes as other post-employment plans). CIBC’s Canadian other post-employment plan (the Canadian post-employment plan) represents more than 93% of our consolidated other post-employment defined benefit obligation.

The Canadian post-employment plan provides medical, dental and life insurance benefits to retirees that meet specified eligibility requirements, including specified age and service period eligibility requirements. CIBC reimburses 100% of the cost of benefits for eligible employees that retired prior to January 1, 2009, whereas the contribution level for medical and dental benefits for eligible employees that retire subsequent to this date has been fixed at a specified level. The plan is funded on a pay-as-you-go basis.

Benefit changes

There were no material changes to the terms of our Canadian defined benefit pension plans in 2021 or 2020. Certain plan amendments were made to our other pension and other post-employment plans in 2020, which resulted in a negative past service cost.

Risks

CIBC’s defined benefit plans expose the group to actuarial risks (such as longevity risk), currency risk, interest rate risk, market (investment) risk and health-care cost inflation risks.

The CIBC pension plan operates a currency overlay strategy, which may use forwards or similar instruments, to manage and mitigate its currency risk.

Interest rate risk is managed as part of the CIBC pension plan’s liability-driven investment strategy through a combination of physical bonds, overlays funded in the repo market, and/or derivatives.

Market (investment) risk is mitigated through a multi-asset portfolio construction process that diversifies across a variety of market risk drivers.

The use of derivatives within the CIBC pension plan is governed by its derivatives policy that was approved by the Pension Benefits Management Committee (PBMC) and permits the use of derivatives to manage risk at the discretion of the Pension Investment Committee (PIC). In addition to the management of interest rate risk, risk reduction and mitigation strategies may include hedging of currency, credit spread and/or equity risks. The derivatives policy also permits the use of derivatives to enhance plan returns.

Plan governance

All of CIBC’s pension arrangements are governed by local pension committees, senior management or a board of trustees. However, all significant plan changes require approval from the Management Resources and Compensation Committee (MRCC). For the Canadian pension plans, the MRCC is responsible for setting the strategy for the pension plans, reviewing material risks, performance including funded status, and approving material design or governance changes.

While specific investment policies are determined at a plan level to reflect the unique characteristics of each plan, common investment policies for all plans include the optimization of the risk-return relationship using a portfolio of multiple asset classes diversified by market segment, economic sector, and issuer. The objectives are to secure the benefits promised by our funded plans, to maximize long-term investment returns while not compromising the benefit security of the respective plans, manage the level of funding contributions in conjunction with the stability of the funded status, and implement all policies in a cost effective manner. Investments in quoted debt and equity (held either directly or indirectly through investment funds) represent the most significant asset allocations.

The use of derivatives is limited to the purposes and instruments described in the derivatives policy of the CIBC Pension Plan. These include the use of synthetic debt or equity instruments, currency hedging, risk reduction and enhancement of returns.

Investments in specific asset classes are further diversified across funds, managers, strategies, sectors and geographies, depending on the specific characteristics of each asset class.

The exposure to any one of these asset classes will be determined by our assessment of the needs of the plan assets and economic and financial market conditions. Factors evaluated before adopting the asset mix include demographics, cash-flow payout requirements, liquidity requirements, actuarial assumptions, expected benefit increases, and plan funding requirements.

176	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Management of the assets of the various Canadian plans has been delegated primarily to the PIC, which is a committee that is composed of CIBC management. The PIC is responsible for the appointment and termination of individual investment managers (which includes CIBC Asset Management Inc., a wholly owned subsidiary of CIBC), who each have investment discretion within established target asset mix ranges as set by the PBMC. Should a fund’s actual asset mix fall outside specified ranges, the assets are re-balanced as required to be within the target asset mix ranges. On a periodic basis, an Asset-Liability Matching study is performed in which the consequences of the strategic investment policies are analyzed.

Management of the actuarial valuations of the various Canadian plans is primarily the responsibility of the PBMC. The PBMC is responsible for approving the actuarial assumptions for the valuations of the plans, and for recommending the level of annual funding for the Canadian plans to CIBC senior management.

Local committees with similar mandates manage our non-Canadian plans and annually report back to the MRCC on all material governance activities.

Amounts recognized on the consolidated balance sheet

The following tables present the financial position of our defined benefit pension and other post-employment plans for Canada, the U.S., the U.K., and our Caribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not material and are not included in these disclosures.

	Pension plans		Other post-employment plans
$ millions, as at or for the year ended October 31	2021	2020	2021	2020
Defined benefit obligation
Balance at beginning of year	$9,139	$8,722	$609	$671
Current service cost	280	277	7	14
Past service cost (1)	(1)	(20)	9	(77)
Interest cost on defined benefit obligation	267	268	17	20
Employee contributions	5	5	–	–
Benefits paid	(386)	(369)	(26)	(26)
Special termination benefits	–	10	–	–
Foreign exchange rate changes	(49)	8	(3)	1
Net actuarial (gains) losses on defined benefit obligation	(691)	238	(64)	6
Balance at end of year	$8,564	$9,139	$549	$609
Plan assets
Fair value at beginning of year	$9,341	$8,853	$–	$–
Interest income on plan assets (2)	282	277	–	–
Net actuarial gains (losses) on plan assets (2)	479	349	–	–
Employer contributions	249	227	26	26
Employee contributions	5	5	–	–
Benefits paid	(386)	(369)	(26)	(26)
Plan administration costs	(8)	(7)	–	–
Foreign exchange rate changes	(58)	6	–	–
Fair value at end of year	$9,904	$9,341	$–	$–
Net defined benefit asset (liability)	1,340	202	(549)	(609)
Valuation allowance (3)	(17)	(17)	–	–
Net defined benefit asset (liability), net of valuation allowance	$1,323	$185	$(549)	$(609)

(1)	Prior year amounts include amounts related to the restructuring charge, and gains related to plan amendments recognized in 2020. See Note 23 for additional details on the restructuring charge.
(2)	The actual return on plan assets for the year was $761 million (2020: $626 million).
(3)	The valuation allowance reflects the effect of asset ceiling on plans with a net defined benefit asset.

The net defined benefit asset (liability), net of valuation allowance, included in Other assets and Other liabilities is as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2021	2020	2021	2020
Other assets	$1,372	$247	$–	$–
Other liabilities (1)	(49)	(62)	(549)	(609)
	$1,323	$185	$(549)	$(609)

(1)	Excludes $4 million (2020: $5 million) of other liabilities for other post-employment plans of immaterial subsidiaries.

The defined benefit obligation and plan assets by region are as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2021	2020	2021	2020
Defined benefit obligation
Canada	$7,846	$8,384	$512	$568
U.S., U.K., and the Caribbean	718	755	37	41
Defined benefit obligation at the end of year	$8,564	$9,139	$549	$609
Plan assets
Canada	$8,996	$8,469	$–	$–
U.S., U.K., and the Caribbean	908	872	–	–
Plan assets at the end of year	$9,904	$9,341	$–	$–

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Consolidated financial statements

Amounts recognized in the consolidated statement of income

The net defined benefit expense for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2021	2020	2019	2021	2020	2019
Current service cost (1)	$280	$277	$218	$7	$14	$11
Past service cost (2)	(1)	(20)	1	9	(77)	–
Interest cost on defined benefit obligation	267	268	303	17	20	24
Interest income on plan assets	(282)	(277)	(323)	–	–	–
Special termination benefits (2)	–	10	–	–	–	–
Plan administration costs	8	7	6	–	–	–
Loss on settlements	–	–	1	–	–	–
Net defined benefit plan expense recognized in net income	$272	$265	$206	$33	$(43)	$35

(1)

The 2021, 2020 and 2019 current service costs were calculated using separate discount rates of 2.99%, 3.14%, and 4.14%, respectively, to reflect the longer duration of future benefits payments associated with the additional year of service to be earned by the plan’s active participants.

(2)	Prior year amount includes amounts related to the restructuring charge, and gains related to plan amendments recognized in 2020. See Note 23 for additional details on the restructuring charge.

Amounts recognized in the consolidated statement of comprehensive income

The net remeasurement gains (losses) recognized in OCI for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2021	2020	2019	2021	2020	2019
Actuarial gains (losses) on defined benefit obligation arising from changes in:
Demographic assumptions	$(1)	$148	$–	$16	$13	$–
Financial assumptions	798	(327)	(1,133)	42	(26)	(78)
Experience	(106)	(59)	(45)	6	7	1
Net actuarial gains (losses) on plan assets	479	349	965	–	–	–
Changes in asset ceiling excluding interest income	–	(1)	(5)	–	–	–
Net remeasurement gains (losses) recognized in OCI (1)	$1,170	$110	$(218)	$64	$(6)	$(77)

(1)

Excludes net remeasurement gains/losses recognized in OCI in respect of immaterial subsidiaries not included in the disclosures totalling $6 million net losses (2020: $5 million of net losses; 2019: $2 million of net losses).

Canadian defined benefit plans

As the Canadian defined benefit pension and other post-employment benefit plans represent approximately 92% of our consolidated defined benefit obligation, they are the subject and focus of the disclosures in the balance of this note.

Disaggregation and maturity profile of defined benefit obligation

The breakdown of the defined benefit obligation for our Canadian plans between active, deferred and retired members is as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2021	2020	2021	2020
Active members	$4,014	$4,362	$99	$129
Deferred members	569	626	–	–
Retired members	3,263	3,396	413	439
Total	$7,846	$8,384	$512	$568

The weighted-average duration of the defined benefit obligation for our Canadian plans is as follows:

	Pension plans		Other post-employment plans
As at October 31	2021	2020	2021	2020
Weighted-average duration, in years	14.2	14.8	11.7	12.6

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Consolidated financial statements

Plan assets

The major categories of our defined benefit pension plan assets for our Canadian plans are as follows:

$ millions, as at October 31	2021		2020
Asset category (1)
Canadian equity securities (2)	$753	8%	$540	6%

Debt securities (3)
Government bonds	4,917	55	5,001	59
Corporate bonds	755	8	1,195	14
	5,672	63	6,196	73
Investment funds (4)
Canadian equity funds	40	1	30	–
U.S. equity funds	560	6	423	5
International equity funds (5)	39	1	32	–
Global equity funds (5)	1,171	13	961	12
Emerging markets equity funds	296	3	229	3
Fixed income funds	110	1	117	1
	2,216	25	1,792	21
Other (2)
Alternative investments (6)	1,740	20	1,281	16
Cash and cash equivalents and other	257	2	241	3
Obligations related to securities sold under repurchase agreements	(1,642)	(18)	(1,581)	(19)
	355	4	(59)	–
	$8,996	100%	$8,469	100%

(1)

Asset categories are based upon risk classification including synthetic exposure through derivatives. The fair value of derivatives as at October 31, 2021 was a net derivative asset of $30 million (2020: net derivative liability of $41 million).

(2)

Pension benefit plan assets include CIBC issued securities and deposits of nil (2020: $7 million), representing nil of Canadian plan assets (2020: 0.1%). All of the equity securities held as at October 31, 2021 and 2020 have daily quoted prices in active markets except hedge funds, infrastructure, and private equity.

(3)	All debt securities held as at October 31, 2021 and 2020 are investment grade, of which $134 million (2020: $244 million) have daily quoted prices in active markets.
(4)	$40 million (2020: $31 million) of the investment funds are directly held as at October 31, 2021 and have daily quoted prices in active markets.
(5)	Global equity funds include North American and international investments, whereas International equity funds do not include North American investments.
(6)	Comprised of private equity, infrastructure, private debt and real estate funds.

Principal actuarial assumptions

The weighted-average principal assumptions used to determine the defined benefit obligation for our Canadian plans are as follows:

	Pension plans		Other post-employment plans
As at October 31	2021	2020	2021	2020
Discount rate	3.5%	2.8%	3.4%	2.7%
Rate of compensation increase (1)	2.1%	2.0%	2.1%	2.0%

(1)

Rates of compensation increase for 2021 and 2020 reflect the use of a salary growth rate assumption table that is based on the age and tenure of the employees. The table yields a weighted-average salary growth rate of approximately 2.1% per annum (2020: 2.0%).

Assumptions regarding future mortality have been based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation of our Canadian plans are as follows (in years):

As at October 31	2021	2020
Longevity at age 65 for current retired members
Males	23.4	23.4
Females	24.5	24.5
Longevity at age 65 for current members aged 45
Males	24.4	24.3
Females	25.4	25.4

The assumed health-care cost trend rates of the Canadian other post-employment plan providing medical, dental, and life insurance benefits are as follows:

For the year ended October 31	2021	2020
Health-care cost trend rates assumed for next year	4.9%	5.2%
Rate to which the cost trend rate is assumed to decline	4.0%	4.0%
Year that the rate reaches the ultimate trend rate	2040	2040

CIBC 2021 ANNUAL REPORT	179

Consolidated financial statements

Sensitivity analysis

Reasonably possible changes to one of the principal actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation of our Canadian plans as follows:

Estimated increase (decrease) in defined benefit obligation	Pension plans	Other post-employment plans
$ millions, as at October 31	2021	2021
Discount rate (100 basis point change)
Decrease in assumption	$1,256	$69
Increase in assumption	(1,028)	(57)
Rate of compensation increase (100 basis point change)
Decrease in assumption	(267)	–
Increase in assumption	309	–
Health-care cost trend rates (100 basis point change)
Decrease in assumption	n/a	(22)
Increase in assumption	n/a	25
Future mortality 1 year shorter life expectancy	(192)	(13)
1 year longer life expectancy	189	14

n/a	Not applicable.

The sensitivity analyses presented above are indicative only, and should be considered with caution as they have been calculated in isolation without changing other assumptions. In practice, changes in one assumption may result in changes in another, which may magnify or counteract the disclosed sensitivities.

Future cash flows

Cash contributions

The most recently completed actuarial valuation of the CIBC Pension Plan for funding purposes was as at October 31, 2020. The next actuarial valuation of this plan for funding purposes will be effective as of October 31, 2021.

The minimum contributions for 2022 are anticipated to be $233 million for the Canadian defined benefit pension plans and $28 million for the Canadian other post-employment benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.

Expected future benefit payments

The expected future benefit payments for our Canadian plans for the next 10 years are as follows:

$ millions, for the year ended October 31	2022	2023	2024	2025	2026	2027–2031	Total
Defined benefit pension plans	$346	$354	$362	$371	$380	$2,039	$3,852
Other post-employment plans	28	28	29	29	30	156	300
	$374	$382	$391	$400	$410	$2,195	$4,152

Defined contributions and other plans

We also maintain defined contribution plans for certain employees and make contributions to government pension plans. The expense recognized in the consolidated statement of income for these benefit plans is as follows:

$ millions, for the year ended October 31	2021	2020	2019
Defined contribution pension plans	$40	$33	$29
Government pension plans (1)	143	137	121
	$183	$170	$150

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

180	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Note 20	Income taxes

Total income taxes

$ millions, for the year ended October 31	2021	2020	2019
Consolidated statement of income
Provision for (reversal of) current income taxes
Adjustments for prior years	$(22)	$(40)	$(125)
Current income tax expense	1,939	1,366	1,365
	1,917	1,326	1,240
Provision for (reversal of) deferred income taxes
Adjustments for prior years	19	37	107
Effect of changes in tax rates and laws	1	4	34
Origination and reversal of temporary differences	(61)	(269)	(33)
	(41)	(228)	108
	1,876	1,098	1,348
OCI	297	130	22
Total comprehensive income	$2,173	$1,228	$1,370

Components of income tax

$ millions, for the year ended October 31	2021	2020	2019
Current income taxes
Federal	$918	$613	$634
Provincial	629	420	428
Foreign	398	390	226
	1,945	1,423	1,288
Deferred income taxes
Federal	137	(67)	30
Provincial	90	(44)	20
Foreign	1	(84)	32
	228	(195)	82
	$2,173	$1,228	$1,370

The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions, and according to changes in the proportion of our business carried out in each province. We are also subject to Canadian taxation on income of foreign branches.

Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated to be nil.

The effective rates of income tax in the consolidated statement of income are different from the combined Canadian federal and provincial income tax rates as set out in the following table:

Reconciliation of income taxes

$ millions, for the year ended October 31	2021		2020		2019
Combined Canadian federal and provincial income tax rate applied to income before income taxes	$2,188	26.3%	$1,291	26.4%	$1,718	26.5%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(136)	(1.6)	(66)	(1.3)	(214)	(3.3)
Tax-exempt income	(150)	(1.8)	(134)	(2.7)	(131)	(2.0)
Changes in income tax rate on deferred tax balances	1	–	4	0.1	34	0.5
Impact of equity-accounted income	(13)	(0.2)	(18)	(0.4)	(23)	(0.4)
Other (1)	(14)	(0.2)	21	0.4	(36)	(0.5)
Income taxes in the consolidated statement of income	$1,876	22.5%	$1,098	22.5%	$1,348	20.8%

(1)	Prior period amounts include the Enron settlement recognized in the first quarter of 2019.

CIBC 2021 ANNUAL REPORT	181

Consolidated financial statements

Deferred income taxes

Sources of and movement in deferred tax assets and liabilities

Deferred tax assets

$ millions, for the year ended October 31		Allowance for credit losses	Property and equipment	Pension and employee benefits	Provisions	Financial instrument revaluation	Tax loss carry- forwards (1)	Other	Total assets
2021	Balance at beginning of year	$314	$39	$554	$53	$1	$19	$236	$1,216
	Recognized in net income	(80)	3	59	51	(7)	(3)	(16)	7
	Recognized in OCI	–	–	(296)	–	43	–	–	(253)
	Other (2)	(12)	(2)	(10)	(1)	(13)	(11)	(5)	(54)
	Balance at end of year	$222	$40	$307	$103	$24	$5	$215	$916
2020	Balance at beginning of year before accounting policy changes	$170	$47	$567	$20	$1	$24	$157	$986
	Impact of adopting IFRS 16 at November 1, 2019	–	–	–	–	–	–	(12)	(12)
	Balance at beginning of year after accounting policy changes	170	47	567	20	1	24	145	974
	Recognized in net income	143	(23)	4	33	–	(1)	114	270
	Recognized in OCI	–	–	(18)	–	–	–	–	(18)
	Other (2)	1	15	1	–	–	(4)	(23)	(10)
	Balance at end of year	$314	$39	$554	$53	$1	$19	$236	$1,216
2019	Balance at beginning of year before accounting policy changes	$298	$12	$437	$16	$66	$38	$127	$994
	Impact of adopting IFRS 15 at November 1, 2018	–	–	–	–	–	–	3	3
	Balance at beginning of year after accounting policy changes	298	12	437	16	66	38	130	997
	Recognized in net income	(124)	14	46	3	(32)	(14)	20	(87)
	Recognized in OCI	–	–	83	–	(50)	–	–	33
	Other (2)	(4)	21	1	1	17	–	7	43
	Balance at end of year	$170	$47	$567	$20	$1	$24	$157	$986

Deferred tax liabilities
$ millions, for the year ended October 31		Intangible assets	Property and equipment	Pension and employee benefits	Goodwill	Financial instrument revaluation	Other	Total liabilities
2021	Balance at beginning of year	$(305)	$(112)	$(15)	$(86)	$(63)	$(18)	$(599)
	Recognized in net income	(26)	27	1	(2)	28	6	34
	Recognized in OCI	–	–	(15)	–	(1)	–	(16)
	Other (2)	4	3	5	–	17	–	29
	Balance at end of year	$(327)	$(82)	$(24)	$(88)	$(19)	$(12)	$(552)
2020	Balance at beginning of year before accounting policy changes	$(315)	$(68)	$(9)	$(84)	$(25)	$(6)	$(507)
	Impact of adopting IFRS 16 at November 1, 2019 (3)	–	(39)	–	–	–	–	(39)
	Balance at beginning of year after accounting policy changes	(315)	(107)	(9)	(84)	(25)	(6)	(546)
	Recognized in net income	13	(6)	(5)	(2)	(24)	(18)	(42)
	Recognized in OCI	–	–	(2)	–	(13)	–	(15)
	Other (2)	(3)	1	1	–	(1)	6	4
	Balance at end of year	$(305)	$(112)	$(15)	$(86)	$(63)	$(18)	$(599)
2019	Balance at beginning of year before accounting policy changes	$(287)	$(47)	$(11)	$(85)	$(12)	$6	$(436)
	Impact of adopting IFRS 15 at November 1, 2018	–	–	–	–	–	(5)	(5)
	Balance at beginning of year after accounting policy changes	(287)	(47)	(11)	(85)	(12)	1	(441)
	Recognized in net income	(16)	(12)	(1)	(1)	(4)	13	(21)
	Recognized in OCI	–	–	(6)	–	–	(1)	(7)
	Other (2)	(12)	(9)	9	2	(9)	(19)	(38)
	Balance at end of year	$(315)	$(68)	$(9)	$(84)	$(25)	$(6)	$(507)
Net deferred tax assets as at October 31, 2021								$364
Net deferred tax assets as at October 31, 2020								$617
Net deferred tax assets as at October 31, 2019								$479

(1)

The deferred tax effect of tax loss carryforwards includes $5 million (2020: $19 million; 2019: $22 million) that relate to operating losses (of which $2 million relate to Canada, and $3 million relate to the Caribbean) that expire in various years commencing in 2022, and nil (2020: nil, 2019: $2 million) that relate to U.S. capital losses.

(2)	Includes foreign currency translation adjustments.
(3)	Transition impact from the adoption of IFRS 16 at November 1, 2019 is reported net for lease liability and right-of-use assets.

Deferred tax assets and liabilities are assessed by entity for presentation in our consolidated balance sheet. As a result, the net deferred tax assets of $364 million (2020: $617 million) are presented in the consolidated balance sheet as deferred tax assets of $402 million (2020: $650 million) and deferred tax liabilities of $38 million (2020: $33 million).

182	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Unrecognized tax losses

The amount of unused operating tax losses for which deferred tax assets have not been recognized was $1,611 million as at October 31, 2021 (2020: $1,855 million), of which $674 million (2020: $669 million) relates to the U.S. region and $937 million (2020: $1,186 million) relates to the Caribbean region. These unused operating tax losses expire within 10 years.

The amount of unused capital tax losses for which deferred tax assets have not been recognized was $519 million as at October 31, 2021 (2020: $611 million). These unused capital tax losses relate to Canada.

Enron

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the Enron expenses). In January 2019, CIBC entered into a settlement agreement (the Agreement) with the CRA that provides certainty with respect to the portion of the Enron expenses deductible in Canada. The Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account taxable refund interest in Canada and also the portion of the Enron expenses that are expected to be deductible in the United States (the U.S. deduction). The U.S. deduction has not been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.

Dividend received deduction

The CRA has reassessed CIBC approximately $1,420 million of additional income tax by denying the tax deductibility of certain 2011 to 2016 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. The dividends that were subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. In August 2021, CIBC filed a Notice of Appeal with the Tax Court of Canada and the matter is now in litigation. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the consolidated financial statements.

Foreign exchange capital loss reassessment

In November 2021, the Tax Court of Canada ruled against CIBC on its 2007 foreign exchange capital loss reassessment (Decision). CIBC disagrees with the Decision and filed its Appeal in November 2021. CIBC remains confident that its tax filing position was appropriate. Accordingly, no amounts have been accrued in the consolidated financial statements. The exposure of additional tax and interest related to this and similar matters is approximately $300 million in addition to the potential inability to utilize approximately $500 million in unrecognized capital tax loss carryforwards.

Note 21	Earnings per share

$ millions, except per share amounts, for the year ended October 31	2021	2020	2019
Basic EPS
Net income attributable to equity shareholders	$6,429	$3,790	$5,096
Less: preferred share dividends and distributions on other equity instruments	158	122	111
Net income attributable to common shareholders	6,271	3,668	4,985
Weighted-average common shares outstanding (thousands)	448,953	445,435	444,324
Basic EPS	$13.97	$8.23	$11.22
Diluted EPS
Net income attributable to common shareholders	$6,271	$3,668	$4,985
Weighted-average common shares outstanding (thousands)	448,953	445,435	444,324
Add: stock options potentially exercisable (1) (thousands)	1,061	378	702
Add: restricted shares and equity-settled consideration (thousands)	169	208	431
Weighted-average diluted common shares outstanding (thousands)	450,183	446,021	445,457
Diluted EPS	$13.93	$8.22	$11.19

(1)

Excludes average options outstanding of nil with a weighted-average exercise price of nil (2020: 3,748,652 with a weighted-average exercise price of $111.53; 2019: 2,319,723 with a weighted-average exercise price of $114.29), to the extent that the options’ exercise prices were less than the average market price of CIBC’s common shares.

CIBC 2021 ANNUAL REPORT	183

Consolidated financial statements

Note 22	Commitments, guarantees and pledged assets

Commitments

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts presented below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the additional credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

$ millions, as at October 31	2021	2020
	Contract amounts
Securities lending (1)	$50,578	$39,186
Unutilized credit commitments (2)	301,343	268,089
Backstop liquidity facilities	12,174	12,907
Standby and performance letters of credit	15,775	14,565
Documentary and commercial letters of credit	194	196
Other commitments to extend credit	978	2,149
	$381,042	$337,092

(1)	Excludes securities lending of $2.5 billion (2020: $1.8 billion) for cash because it is reported on the consolidated balance sheet.
(2)	Includes $141.5 billion (2020: $131.3 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.

In addition, the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon totalled $81.7 billion (2020: $78.1 billion) of which $8.6 billion (2020: $8.0 billion) are transactions between CIBC and the joint ventures.

CIBC has provided indemnities to customers of the joint ventures in respect of securities lending transactions with third parties amounting to $68.0 billion (2020: $64.3 billion).

For further information on the joint ventures, see Note 26.

Securities lending

Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.

Unutilized credit commitments

Unutilized credit commitments are the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These lines may include various conditions that must be satisfied prior to drawdown and include facilities extended in connection with contingent acquisition financing. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan at some point in the future, prior to the expiry of the commitment. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over the present and future assets of the borrower.

Backstop liquidity facilities

We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. The liquidity facilities for our sponsored ABCP programs, Safe Trust, Sure Trust, Sound Trust and Stable Trust, require us to provide funding to fund non-defaulted assets, subject to the satisfaction of certain limited conditions with respect to the conduits.

Standby and performance letters of credit

These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Documentary and commercial letters of credit

Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third-party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.

Other commitments to extend credit

These represent other commitments to extend credit, and primarily include forward-dated securities financing trades in the form of securities purchased under resale agreements with various counterparties that are executed on or before the end of our reporting period and that settle shortly after period end, usually within five business days.

Other commitments

As an investor in merchant banking activities, we enter into commitments to fund external private equity funds. In connection with these activities, we had commitments to invest up to $337 million (2020: $212 million).

In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase these new issuances for resale to investors. As at October 31, 2021, the related underwriting commitments were $268 million (2020: $94 million).

184	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Guarantees and other indemnification agreements

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby and performance letters of credit as discussed above, and credit derivatives protection sold, as discussed in Note 13.

Other indemnification agreements

In the ordinary course of business, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation, or claims relating to past performance. In addition, we indemnify each of our directors and officers to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. Amounts are accrued when we have a present legal or constructive obligation as a result of a past event, when it is both probable that an outflow of economic benefits will be required to resolve the matter, and when a reliable estimate can be made of the amount of the obligation. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. Amounts related to these indemnifications, representations, and warranties reflected within the consolidated financial statements as at October 31, 2021 and 2020 are not significant.

Pledged assets

In the normal course of business, on- and off-balance sheet assets are pledged as collateral for various activities. The following table summarizes asset pledging amounts and the activities to which they relate:

$ millions, as at October 31	2021	2020
Assets pledged in relation to:
Securities lending	$50,895	$41,042
Obligations related to securities sold under repurchase agreements	73,687	69,528
Obligations related to securities sold short	22,790	15,963
Securitizations	18,824	20,818
Covered bonds	25,416	21,073
Derivatives	16,266	14,410
Foreign governments and central banks (1)	252	133
Clearing systems, payment systems, and depositories (2)	649	605
Other	374	400
	$209,153	$183,972

(1)	Includes assets pledged to maintain access to central bank facilities in foreign jurisdictions.
(2)	Includes assets pledged in order to participate in clearing and payment systems and depositories.

Note 23	Contingent liabilities and provisions

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.1 billion as at October 31, 2021. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at October 31, 2021 consist of the significant legal matters disclosed below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following is a description of CIBC’s significant legal proceedings, which we intend to vigorously defend.

CIBC 2021 ANNUAL REPORT	185

Consolidated financial statements

Green v. Canadian Imperial Bank of Commerce, et al.

In July 2008, a shareholder plaintiff commenced this proposed class action in the Ontario Superior Court of Justice against CIBC and several former and current CIBC officers and directors. It alleges that CIBC and the individual officers and directors violated the Ontario Securities Act through material misrepresentations and non-disclosures relating to CIBC’s exposure to the U.S. sub-prime mortgage market. The plaintiffs instituted this action on behalf of all CIBC shareholders in Canada who purchased shares between May 31, 2007 and February 28, 2008. The action seeks damages of $5 billion. In July 2012, the plaintiffs’ motions for leave to file the statement of claim and for class certification were dismissed by the Ontario Superior Court of Justice. In February 2014, the Ontario Court of Appeal released its decision overturning the lower court and allowing the matter to proceed as a certified class action. In August 2014, CIBC and the individual defendants were granted leave to appeal to the Supreme Court of Canada. The defendants’ appeal to the Supreme Court of Canada was heard in February 2015. In December 2015, the Supreme Court of Canada upheld the Ontario Court of Appeal’s decision allowing the matter to proceed as a certified class action. The trial, which was scheduled to start in October 2021, has been adjourned. A settlement agreement has been reached, subject to court approval. Pursuant to the proposed settlement, CIBC will pay the plaintiffs $125 million.

Fresco v. Canadian Imperial Bank of Commerce

Gaudet v. Canadian Imperial Bank of Commerce

In June 2007, two proposed class actions were filed against CIBC in the Ontario Superior Court of Justice (Fresco) and in the Quebec Superior Court (Gaudet). Each makes identical claims for unpaid overtime for full-time, part-time, and retail frontline non-management employees. The Ontario action seeks $500 million in damages plus $100 million in punitive damages for all employees in Canada, while the Quebec action is limited to employees in Quebec and has been stayed pending the outcome of the Ontario action. In June 2009, in the Ontario action, the motion judge denied certification of the matter as a class action. In September 2010, the Ontario Divisional Court upheld the motion judge’s denial of the plaintiff’s certification motion and the award of costs to CIBC by a two-to-one majority. In January 2011, the Ontario Court of Appeal granted the plaintiff leave to appeal the decision denying certification. In June 2012, the Ontario Court of Appeal overturned the lower court and granted certification of the matter as a class action. The Supreme Court of Canada released its decision in March 2013 denying CIBC leave to appeal certification of the matter as a class action, and denying the plaintiff’s cross appeal on aggregate damages. The motions for summary judgment were heard in December 2019. In March 2020, the court found CIBC liable for unpaid overtime. CIBC has appealed the liability decision. A decision on remedies was released in August 2020 and the court certified aggregate damages as a common issue and directed that the availability and quantum, if any, of aggregate damages be determined at a later date. The plaintiffs’ claim for punitive damages was dismissed. In October 2020, the court released its decision on limitation periods finding that limitation periods cannot be determined on a class wide basis. CIBC has appealed the decisions on remedies and limitation periods. The appeal was heard in September 2021. The court reserved its decision.

Credit card class actions – Interchange fees litigation:

Bancroft-Snell v. Visa Canada Corporation, et al.

9085-4886 Quebec Inc. v. Visa Canada Corporation, et al.

Watson v. Bank of America Corporation, et al.

Fuze Salon v. BofA Canada Bank, et al.

1023926 Alberta Ltd. v. Bank of America Corporation, et al.

The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al.

Hello Baby Equipment Inc. v. BofA Canada Bank, et al.

Since 2011, seven proposed class actions have been commenced against VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), CIBC and numerous other financial institutions. The actions, brought on behalf of all merchants who accepted payment by Visa or MasterCard from March 23, 2001 to the present, allege two “separate, but interrelated” conspiracies: one in respect of Visa and one in respect of MasterCard. The claims allege that Visa and MasterCard conspired with their issuing banks to set default interchange rate and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The claims allege civil conspiracy, violation of the Competition Act, interference with economic interests and unjust enrichment. The claims seek unspecified general and punitive damages. The motion for class certification in Watson was granted in March 2014. The appeal of the decision granting class certification was heard in December 2014. In August 2015, the British Columbia Court of Appeal allowed the appeals in part, resulting in certain causes of action being struck and others being reinstated. The matter remains certified as a class action. The trial in Watson which was scheduled to commence in October 2020 has been adjourned. The motion for class certification in 9085-4886 Quebec Inc. (formerly Bakopanos) was heard in November 2017. In February 2018, the Court certified 9085-4886 Quebec Inc. as a class action. In May 2019, the plaintiffs’ appeal of the certification decision in 9085-4886 Quebec Inc. was heard and in July 2019, the Quebec Court of Appeal allowed the plaintiffs’ appeal. Five of the seven actions have been settled subject to court approval. The motions for court approval of the settlement are scheduled for December 2021. The remaining two actions will be stayed. CIBC will contribute towards a proposed settlement.

Mortgage prepayment class actions:

Jordan v. CIBC Mortgages Inc.

Lamarre v. CIBC Mortgages Inc.

Sherry v. CIBC Mortgages Inc.

Haroch v. Toronto Dominion Bank, et al.

In 2011, three proposed class actions were filed in the Superior Courts of Ontario (Jordan), Quebec (Lamarre) and British Columbia (Sherry) against CIBC Mortgages Inc. The representative plaintiffs allege that since 2005, CIBC Mortgages Inc. wrongfully charged or overcharged mortgage prepayment penalties and that the calculation clauses in the mortgage contract that provide for discretion in applying the prepayment penalties are void and unenforceable at law. The motion for class certification in Sherry was granted in June 2014 conditional on the plaintiffs framing a workable class definition. In July 2014, CIBC filed a Notice of Appeal. CIBC’s appeal of the certification decision in Sherry was heard in April 2016. In June 2016, the British Columbia Court of Appeal allowed the appeal in Sherry in part, resulting in certain causes of action being struck. Sherry remains certified as a class action, and continuation of the certification motion on the amended pleading was heard November 2017. In August 2018, the court certified certain of the plaintiffs’ causes of action in Sherry. The appeal in Sherry was heard in April 2019. In May 2020, the court dismissed CIBC’s appeal. The certification motion in Jordan was heard in August 2018. In February 2019, the court certified Jordan as a class action. CIBC’s motion for leave to appeal the certification decision in Jordan was denied in June 2019.

In May 2018, a new proposed class action, Haroch, was filed in the Superior Court of Quebec against CIBC, CIBC Mortgages Inc. and several other financial institutions. The action is brought on behalf of Quebec residents who during the class period allegedly paid a mortgage prepayment charge in excess of three months’ interest. The plaintiffs allege that the defendants created complex prepayment formulas that are contrary to the

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Quebec Civil Code, the Quebec Consumer Protection Act and the Interest Act and seek damages back to 2015. Haroch and Lamarre have been consolidated. The motion for class certification in Haroch was heard in June 2019 and in July 2019, the court certified the matter as a class action against CIBC and CIBC Mortgages Inc. CIBC and CIBC Mortgages Inc. sought leave to appeal the certification decision. The Jordan and Sherry actions have been settled subject to court approval, for which hearings are scheduled for February 2022. The appeal of the certification decision in Haroch did not proceed as the matter has been settled against CIBC, subject to court approval.

Cerberus Capital Management L.P. v. CIBC

In November 2015, Securitized Asset Funding 2011-2, LTD., a special purpose investment vehicle affiliated with Cerberus Capital Management L.P. (collectively, Cerberus), commenced a New York State Court action against CIBC seeking unspecified damages of “at least hundreds of millions of dollars”. The action relates to two transactions in 2008 and 2011 in which CIBC issued a limited recourse note and certificate to Cerberus which significantly reduced CIBC’s exposure to the U.S. residential real estate market. The complaint alleges that CIBC breached its contracts with Cerberus by failing to appropriately calculate and pay with respect to two of the payment streams due under the 2008 note and 2011 certificate. In January 2016, CIBC served its answer denying Cerberus’ allegations and asserting counterclaims. Pre-trial discovery was completed and the parties filed a Note of Issue and Certificate of Readiness for Trial in August 2021. In September 2021, CIBC filed a motion for summary judgment, which is scheduled to be heard in December 2021. A non-jury trial is scheduled to commence in March 2022.

Valeant class actions:

Catucci v. Valeant Pharmaceuticals International Inc., et al.

Potter v. Valeant Pharmaceuticals International Inc., et al.

In March 2016, a proposed class action was filed in the Quebec Superior Court on behalf of purchasers of shares in Valeant Pharmaceuticals International Inc. against the issuer, its directors and officers, its auditors and the underwriting syndicates for six public offerings from 2013 to 2015. CIBC World Markets Corp. was part of the underwriting syndicate for three of the offerings (underwriting 1.5% of a US$1.6 billion offering in June 2013, 1.5% of a US$900 million offering in December 2013 and 0.625% of an offering comprising US$5.25 billion and €1.5 billion in March 2015). The proposed class action alleges various misrepresentations on the part of Valeant and the other defendants, including representations made in the prospectus of the public offerings, relating to Valeant’s relationships with various “specialty pharmacies” who were allegedly acting improperly in the distribution of Valeant’s products resulting in Valeant’s operational results, revenues, and share price during the relevant period being artificially inflated. In July 2016, a similar proposed class action (Potter v. Valeant Pharmaceuticals International Inc., et al.) was commenced in New Jersey Federal Court.

The motion for class certification in Catucci and motion to dismiss in Potter were heard in April 2017. In September 2017, the court certified Catucci as a class action. The defendants sought leave to appeal the certification decision, which was dismissed in December 2017. In Potter, the court dismissed the action against the underwriters, without prejudice to the plaintiff to re-plead its allegations. In November 2020, the Catucci class action was settled. The underwriters did not contribute to the settlement. This matter is now closed.

Pilon v. Amex Bank of Canada, et al.

In January 2018, a proposed class action was commenced in Quebec against CIBC and several other financial institutions. The action alleges that the defendants breached the Quebec Consumer Protection Act and the Bank Act when they unilaterally increased the credit limit on the plaintiffs’ credit cards. The claim seeks the return of all over limit fees charged to Quebec customers beginning in January 2015 as well as punitive damages of $500 per class member. The motion for class certification was heard in April 2019. In August 2019, the court dismissed the certification motion. The plaintiff’s appeal of the decision denying certification was heard in February 2021. In March 2021, the court dismissed the plaintiff’s appeal. In May 2021, the plaintiff filed a motion seeking leave to appeal to the Supreme Court of Canada.

Simplii privacy class actions:

Bannister v. CIBC (formerly John Doe v. CIBC)

Steinman v. CIBC

In June 2018, two proposed class actions were filed in the Ontario Superior Court against CIBC on behalf of Simplii Financial clients who allege their personal information was disclosed as a result of a security incident in May 2018. The actions allege that Simplii Financial failed to protect its clients’ personal information. The Bannister proposed class action seeks aggregated damages of approximately $550 million, while the Steinman proposed class action, which has been stayed, sought damages per class member plus punitive damages of $20 million. The motion for certification in Bannister, which was scheduled for December 2019, was adjourned. In April 2021, the court approved the settlement in the Bannister and Steinman actions. Pursuant to the settlement, CIBC agreed to pay $2 million to settle these actions. This matter is now closed.

Order Execution Only class actions:

Pozgaj v. CIBC and CIBC Trust

Frayce v. BMO Investorline Inc., et al

Michaud v. BBS Securities Inc. et al

In September 2018, a proposed class action (Pozgaj) was filed in the Ontario Superior Court against CIBC and CIBC Trust. It alleges that the defendants should not have paid mutual fund trailing commissions to order-execution-only-dealers. The action is brought on behalf of all persons who held units of CIBC mutual funds through order-execution-only-dealers and seeks $200 million in damages.

In 2020, two proposed class action were filed in the Ontario Superior Court (Frayce) and the Supreme Court of British Columbia (Michaud) against CIBC Investor Services Inc. and several other dealers. The proposed actions allege that the defendants should not have received and accepted trailing commissions for service and advice on mutual funds purchased through their respective order-execution-only-dealers. The proposed actions are brought on behalf of all persons who purchased units of mutual funds through an order-execution-only-dealer owned by one or more of the defendants and seeks unspecified compensatory and punitive damages. The motion for class certification in Frayce is scheduled for February 2022, and the Michaud action has been stayed.

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York County on Behalf of the County of York Retirement Fund v. Rambo, et al.

In February 2019, a class action complaint was filed in the Northern District of California against the directors, certain officers and the underwriters of several senior note offerings of the Pacific Gas and Electric Company (PG&E) that took place between March 2016 and April 2018, the total issuance amount for the series of offerings being approximately US$4 billion. CIBC World Markets Corp. was part of the underwriting syndicate for an offering, whereby CIBC World Markets Corp. underwrote 6% of a US$650 million December 2016 issuance of senior notes. The offering involved the issuance of two tranches of notes: US$400 million of 30-year senior notes maturing in December 2046 and US$250 million of one-year floating rate notes that matured and were repaid in November 2017. The complaint alleges that the disclosure documentation associated with the note offerings contained misrepresentations and/or omissions of material facts, including with respect to PG&E’s failure to comply with various safety regulations, vegetation management programs and requirements, as well as understating the extent to which its equipment has allegedly caused multiple fires in California, including before the wildfires that occurred in California in 2017 and 2018. In October 2019, the defendants filed a motion to dismiss.

Pope v. CIBC and CIBC Trust

In August 2020, a proposed class action was filed in the Supreme Court of British Columbia against CIBC and CIBC Trust. The action alleges that the defendants misrepresented their investment strategy and charged unitholders excess fees in relation to the CIBC Canadian Equity Fund and certain CIBC portfolio funds. The action is brought on behalf of all persons who hold or held units of these funds from January 2005 to present and seeks unspecified compensatory and punitive damages. In December 2020, CIBC Asset Management Inc. was added as a defendant. The motion for class certification was heard in August 2021 and taken under reserve.

Salko v. CIBC Investor Services Inc. et al

In March 2021, a proposed class action was commenced in Quebec against CIBC Investor Services Inc. and several other financial institutions. The plaintiff subsequently added CIBC World Markets Inc. and additional financial institutions as defendants. The action seeks the reimbursement of currency conversion fees alleged to have been unlawfully charged to class members and concealed by the defendants, as well as exemplary and punitive damages. The plaintiff seeks reimbursement of fees charged to clients since March 15, 2018, as well as punitive damages in the amount of 5% of the total sum of fees charged to class members, plus interest. The motion for class certification is scheduled for April 2022.

The Registered Retirement Savings Plan (RRSP) of J.T.G v. Her Majesty The Queen

CIBC Trust Corporation is the trustee of a self-directed RRSP that has been the subject of proceedings in the Tax Court of Canada. The proceedings arise from appeals of tax assessments made by the Minister of National Revenue against the RRSP for the 2004 to 2009 taxation years under Parts I and XI.1 of the Income Tax Act (Canada). At the time they were made in March 2013, the Part I assessment amounted to approximately $139 million and the Part XI.1 reassessment totalled approximately $144 million, in each case including all taxes, penalties and interest. In April 2021, the Tax Court of Canada released a decision allowing the appeal in part of the assessment under Part I and dismissing the appeal of the reassessment under Part XI.1. The RRSP by its trustee CIBC Trust has appealed this decision to the Federal Court of Appeal. To the extent there is a shortfall in the RRSP’s ability to satisfy any of the Part XI.1 reassessment that may be upheld by the courts, CIBC Trust may be liable to pay a portion of that reassessment.

Legal provisions

The following table presents changes in our legal provisions:

$ millions, for the year ended October 31	2021	2020
Balance at beginning of year	$151	$67
Additional new provisions recognized	169	92
Less:
Amounts incurred and charged against existing provisions	(13)	(5)
Unused amounts reversed and other adjustments	(6)	(3)
Balance at end of year	$301	$151

Restructuring

During the first quarter of 2020, we recognized a restructuring charge of $339 million in Corporate and Other associated with ongoing efforts to transform our cost structure and simplify our bank. The charge consisted primarily of employee severance and related costs and was recorded in Non-interest expenses – Employee compensation and benefits.

The following table presents changes in the restructuring provision:

$ millions, for the year ended October 31	2021	2020
Balance at beginning of year	$222	$26
Additional new provisions recognized	14	370
Less:
Amounts incurred and charged against existing provisions	(112)	(152)
Unused amounts reversed	(25)	(22)
Balance at end of year	$99	$222

The amount of $99 million recognized represents our best estimate as at October 31, 2021 of the amount required to settle the obligation, including obligations related to ongoing payments as a result of the restructuring.

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Note 24	Concentration of credit risk

Concentration of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political or other conditions.

The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:

Credit exposure by country of ultimate risk

$ millions, as at October 31				2021				2020
	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total
On-balance sheet
Major assets (1)(2)(3)	$537,932	$181,813	$77,384	$797,129	$512,542	$151,337	$70,945	$734,824
Off-balance sheet
Credit-related arrangements
Financial institutions	$59,636	$18,315	$16,458	$94,409	$48,236	$13,482	$12,737	$74,455
Governments	11,229	10	8	11,247	9,860	10	7	9,877
Retail	154,341	700	383	155,424	142,351	554	434	143,339
Corporate	77,939	33,233	8,790	119,962	70,130	30,839	8,452	109,421
	$303,145	$52,258	$25,639	$381,042	$270,577	$44,885	$21,630	$337,092

(1)

Major assets consist of cash and deposits with banks, loans and acceptances net of allowance for credit losses, securities, securities borrowed or purchased under resale agreements, and derivative instruments.

(2)	Includes Canadian currency of $522.8 billion (2020: $497.3 billion) and foreign currencies of $274.3 billion (2020: $237.5 billion).
(3)

No industry or foreign jurisdiction accounted for more than 10% of loans and acceptances net of allowance for credit losses, with the exception of the U.S., which accounted for 13% as at October 31, 2021 (2020: 13%).

See Note 13 for derivative instruments by country and counterparty type of ultimate risk. In addition, see Note 22 for details on the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon.

Also see shaded sections in “MD&A – Management of risk” for a detailed discussion on our credit risk.

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Note 25	Related-party transactions

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to unrelated parties. Related parties include key management personnel(1), their close family members, and entities that they or their close family members control or jointly control. Related parties also include associates and joint ventures accounted for under the equity method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. As CIBC’s subsidiaries are consolidated, transactions with these entities have been eliminated and are not reported as related-party transactions. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers, which is the same offer extended to all employees of CIBC.

Key management personnel and their affiliates

As at October 31, 2021, loans to key management personnel(1) and their close family members and to entities that they or their close family members control or jointly control totalled $17 million (2020: $139 million), letters of credit and guarantees were nil (2020: $2 million), and undrawn credit commitments totalled $11 million (2020: $65 million).

These outstanding balances are generally unsecured and we have no provision for credit losses on impaired loans relating to these amounts for the years ended October 31, 2021 and 2020.

(1)

Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board (referred to as directors), Executive Committee and certain named officers per the Bank Act (Canada) (collectively referred to as senior officers). Board members who are also Executive Committee members are included as senior officers.

Compensation of key management personnel

$ millions, for the year ended October 31		2021		2020
	Directors	Senior officers	Directors	Senior officers
Short-term benefits (1)	$3	$18	$3	$18
Post-employment benefits	–	3	–	3
Share-based benefits (2)	1	30	1	30
Termination benefits	–	–	–	4
Total compensation	$4	$51	$4	$55

(1)

Comprises salaries, statutory and non-statutory benefits related to senior officers and fees related to directors recognized during the year. Also includes annual incentive plan payments related to senior officers on a cash basis.

(2)	Comprises grant-date fair values of awards granted in the year.

Refer to the following Notes for additional details on related-party transactions:

Share-based payment plans

See Note 18 for details of these plans offered to directors and senior officers.

Post-employment benefit plans

See Note 19 for related-party transactions between CIBC and the post-employment benefit plans.

Equity-accounted associates and joint ventures

See Note 26 for details of our investments in equity-accounted associates and joint ventures.

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Note 26	Investments in equity-accounted associates and joint ventures

Joint ventures

CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CIBC Mellon Trust Company and CIBC Mellon Global Securities Services Company (collectively referred to as CIBC Mellon), which provide trust and asset servicing, both in Canada. As at October 31, 2021, the carrying value of our investments in the joint ventures was $592 million (2020: $587 million), which was included in Corporate and Other.

As at October 31, 2021, loans to the joint ventures totalled $5 million (2020: nil) and undrawn credit commitments totalled $122 million (2020: $164 million).

CIBC, The Bank of New York Mellon, and CIBC Mellon have, jointly and severally, provided indemnities to customers of the joint ventures in respect of securities lending transactions. See Note 22 for additional details.

There was no unrecognized share of losses of any joint ventures, either for the year or cumulatively. In 2021 and 2020, none of our joint ventures experienced any significant restrictions to transfer funds in the form of cash dividends or distributions, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in the equity-accounted joint ventures:

$ millions, for the year ended October 31	2021	2020	2019
Net income	$51	$67	$88
OCI	(44)	43	45
Total comprehensive income	$7	$110	$133

Associates

As at October 31, 2021, the total carrying value of our investments in associates was $66 million (2020: $71 million). These investments comprise: listed associates with a carrying value of nil (2020: $10 million) and a fair value of nil (2020: $10 million); and unlisted associates with a carrying value of $66 million (2020: $61 million) and a fair value of $89 million (2020: $83 million). Of the total carrying value of our investments in associates, $9 million (2020: $10 million) was included in Canadian Personal and Business Banking, $37 million (2020: $37 million) in Capital Markets, and $20 million (2020: $24 million) in Corporate and Other.

As at October 31, 2021, loans to associates totalled $34 million (2020: nil) and undrawn credit commitments totalled $1 million (2020: $79 million). We also had commitments to invest up to nil (2020: nil) in our associates.

There was no unrecognized share of losses of any associate, either for the year or cumulatively. In 2021 and 2020, none of our associates experienced any significant restrictions to transfer funds in the form of cash dividends or distributions, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in equity-accounted associates:

$ millions, for the year ended October 31	2021	2020	2019
Net income	$4	$12	$4
OCI	1	1	(1)
Total comprehensive income	$5	$13	$3

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Note 27	Significant subsidiaries

The following is a list of significant subsidiaries in which CIBC, either directly or indirectly, owns 100% of the voting shares, except where noted.

$ millions, as at October 31, 2021
Subsidiary name (1)	Address of head or principal office	Book value of shares owned by CIBC	(2)

Canada and U.S.
CIBC Asset Management Inc.	Toronto, Ontario, Canada	$444
CIBC BA Limited	Toronto, Ontario, Canada	–	(3)
CIBC Bancorp USA Inc.	Chicago, Illinois, U.S.	9,331
Canadian Imperial Holdings Inc.	New York, New York, U.S.
CIBC Inc.	New York, New York, U.S.
CIBC World Markets Corp.	New York, New York, U.S.
CIBC Bank USA	Chicago, Illinois, U.S.
CIBC Private Wealth Group, LLC	Atlanta, Georgia, U.S.
CIBC Delaware Trust Company	Wilmington, Delaware, U.S.
CIBC National Trust Company	Atlanta, Georgia, U.S.
CIBC Private Wealth Advisors, Inc.	Chicago, Illinois, U.S.
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Toronto, Ontario, Canada	23
CIBC Mortgages Inc.	Toronto, Ontario, Canada	230
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	591
CIBC World Markets Inc.	Toronto, Ontario, Canada	306
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
INTRIA Items Inc.	Mississauga, Ontario, Canada	100

International
CIBC Australia Ltd	Sydney, New South Wales, Australia	19
CIBC Capital Markets (Europe) S.A.	Luxembourg	550
CIBC Cayman Holdings Limited	George Town, Grand Cayman, Cayman Islands	1,742
CIBC Cayman Bank Limited	George Town, Grand Cayman, Cayman Islands
CIBC Cayman Capital Limited	George Town, Grand Cayman, Cayman Islands
CIBC Cayman Reinsurance Limited	George Town, Grand Cayman, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	2,820
FirstCaribbean International Bank Limited (91.7%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank and Trust Company (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
CIBC Fund Administration Services (Asia) Limited (91.7%)	Hong Kong, China
FirstCaribbean International Bank (Bahamas) Limited (87.3%)	Nassau, The Bahamas
Sentry Insurance Brokers Ltd. (87.3%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
FirstCaribbean International Finance Corporation (Leeward & Windward) Limited (91.7%)	Castries, St. Lucia
FirstCaribbean International Securities Limited (91.7%)	Kingston, Jamaica
FirstCaribbean International Bank (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Finance Corporation (Netherlands Antilles) N.V. (91.7%)	Curacao, Netherlands Antilles
FirstCaribbean International Bank (Curacao) N.V. (91.7%)	Curacao, Netherlands Antilles
FirstCaribbean International Bank (Jamaica) Limited (91.7%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.7%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Trust Company (Bahamas) Limited (91.7%)	Nassau, The Bahamas
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC World Markets (Japan) Inc.	Tokyo, Japan	48

(1)

Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for Canadian Imperial Holdings Inc., CIBC Inc., CIBC Capital Corporation, CIBC World Markets Corp., CIBC Private Wealth Group, LLC, CIBC Private Wealth Advisors, Inc., and CIBC Bancorp USA Inc., which were incorporated or organized under the laws of the State of Delaware, U.S.; CIBC National Trust Company, which was organized under the laws of the U.S.; and CIBC World Markets (Japan) Inc., which was incorporated in Barbados.

(2)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares. These amounts are eliminated upon consolidation.
(3)	The book value of shares owned by CIBC is less than $1 million.

In addition to the above, we consolidate certain SEs where we have control over the SE. See Note 7 for additional details.

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Note 28	Financial instruments – disclosures

Certain disclosures required by IFRS 7 are provided in the shaded sections of the “MD&A – Management of risk”, as permitted by IFRS. The following table provides a cross referencing of those disclosures in the MD&A.

Description	Section
For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.	Risk overview
Credit risk
Market risk
Liquidity risk
Operational risk
Reputation and legal risks Conduct risk
Regulatory compliance risk
Credit risk: gross exposure to credit risk, credit quality and concentration of exposures.	Credit risk
Market risk: trading portfolios – Value-at-Risk (VaR); stressed VaR, incremental risk charge, non-trading portfolios – interest rate risk, foreign exchange risk and equity risk.	Market risk
Liquidity risk: liquid assets, maturity of financial assets and liabilities, and credit commitments.	Liquidity risk

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of the MD&A. The table below sets out the categories of the on-balance sheet exposures that are subject to the credit risk framework as set out in the Capital Adequacy Requirements (CAR) Guideline issued by OSFI under the different Basel approaches based on the carrying value of those exposures in our consolidated financial statements. The credit risk framework includes CCR exposures arising from OTC derivatives, repo-style transactions and trades cleared through CCPs, as well as securitization exposures. Items not subject to the credit risk framework include exposures that are subject to the market risk framework, amounts that are not subject to capital requirements or are subject to deduction from capital, and amounts relating to CIBC’s insurance subsidiaries, which are excluded from the scope of regulatory consolidation.

$ millions, as at October 31		AIRB approach	Standardized approach	Other credit risk (1)	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2021	Cash and deposits with banks	$40,418	$14,764	$1,793	$56,975	$22	$56,997
	Securities	93,476	11,686	–	105,162	56,239	161,401
	Cash collateral on securities borrowed	12,362	6	–	12,368	–	12,368
	Securities purchased under resale agreements	67,572	–	–	67,572	–	67,572
	Loans	408,087	43,463	1,494	453,044	1,726	454,770
	Allowance for credit losses	(2,190)	(659)	–	(2,849)	–	(2,849)
	Derivative instruments	35,865	47	–	35,912	–	35,912
	Customers’ liability under acceptances	10,671	287	–	10,958	–	10,958
	Other assets	21,889	292	7,988	30,169	10,385	40,554
	Total credit exposures	$688,150	$69,886	$11,275	$769,311	$68,372	$837,683
2020	Total credit exposures	$634,193	$65,911	$10,699	$710,803	$58,748	$769,551

(1)

Includes credit risk exposures arising from other assets that are subject to the credit risk framework but are not included in the standardized or AIRB frameworks, including other balance sheet assets which are risk-weighted at 100%, significant investments in the capital of non-financial institutions, and amounts below the thresholds for capital deduction that are risk-weighted at 250%.

CIBC 2021 ANNUAL REPORT	193

Consolidated financial statements

Note 29	Offsetting financial assets and liabilities

The following table identifies the amounts that have been offset on the consolidated balance sheet in accordance with the requirements of IAS 32 “Financial Instruments: Presentation”, and also those amounts that are subject to enforceable netting agreements but do not qualify for offsetting on the consolidated balance sheet either because we do not have a currently enforceable legal right to set-off the recognized amounts, or because we do not intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

		Amounts subject to enforceable netting agreements
		Gross amounts of recognized financial assets	Gross amounts offset on the consolidated balance sheet (1)	Net amounts	Related amounts not set-off on the consolidated balance sheet			Amounts not subject to enforceable netting agreements	(4)	Net amounts presented on the consolidated balance sheet
$ millions, as at October 31					Financial instruments (2)	Collateral received (3)	Net amounts
2021	Financial assets
	Derivatives	$53,285	$(22,668)	$30,617	$(16,585)	$(6,375)	$7,657	$5,295		$35,912
	Cash collateral on securities borrowed	12,368	–	12,368	–	(12,121)	247	–		12,368
	Securities purchased under resale agreements	71,777	(4,205)	67,572	–	(66,423)	1,149	–		67,572
		$137,430	$(26,873)	$110,557	$(16,585)	$(84,919)	$9,053	$5,295		$115,852
	Financial liabilities
	Derivatives	$49,607	$(22,668)	$26,939	$(16,585)	$(6,617)	$3,737	$5,162		$32,101
	Cash collateral on securities lent	2,463	–	2,463	–	(2,331)	132	–		2,463
	Obligations related to securities sold under repurchase agreements	76,085	(4,205)	71,880	–	(70,567)	1,313	–		71,880
		$128,155	$(26,873)	$101,282	$(16,585)	$(79,515)	$5,182	$5,162		$106,444
2020	Financial assets
	Derivatives	$59,024	$(29,989)	$29,035	$(19,347)	$(5,170)	$4,518	$3,695		$32,730
	Cash collateral on securities borrowed	8,547	–	8,547	–	(8,267)	280	–		8,547
	Securities purchased under resale agreements	68,335	(2,740)	65,595	–	(65,178)	417	–		65,595
		$135,906	$(32,729)	$103,177	$(19,347)	$(78,615)	$5,215	$3,695		$106,872
	Financial liabilities
	Derivatives	$56,461	$(29,989)	$26,472	$(19,347)	$(5,883)	$1,242	$4,036		$30,508
	Cash collateral on securities lent	1,824	–	1,824	–	(1,719)	105	–		1,824
	Obligations related to securities sold under repurchase agreements	74,393	(2,740)	71,653	–	(71,368)	285	–		71,653
		$132,678	$(32,729)	$99,949	$(19,347)	$(78,970)	$1,632	$4,036		$103,985

(1)

Comprises amounts related to financial instruments which qualify for offsetting. Derivatives cleared through the CME are considered to be settled-to-market and not collateralized-to-market. Derivatives which are settled-to-market are settled on a daily basis, resulting in derecognition, rather than offsetting, of the related amounts. As a result, settled-to-market amounts are not considered to be subject to enforceable netting arrangements. In the absence of this, an amount of $309 million as at October 31, 2021 (2020: $964 million) relating to derivatives cleared through CME would otherwise have been considered to be offset on the consolidated balance sheet.

(2)

Comprises amounts subject to set-off under enforceable netting agreements, such as ISDA agreements, derivative exchange or clearing counterparty agreements, global master repurchase agreements, and global master securities lending agreements. Under such arrangements, all outstanding transactions governed by the relevant agreement can be offset if an event of default or other predetermined event occurs.

(3)	Collateral received and pledged amounts are reflected at fair value, but have been limited to the net balance sheet exposure so as not to include any over-collateralization.
(4)	Includes exchange-traded derivatives and derivatives which are settled-to-market.

The offsetting and collateral arrangements discussed above and other credit risk mitigation strategies used by CIBC are further explained in the “Credit risk” section of the MD&A. Certain amounts of securities received as collateral are restricted from being sold or re-pledged.

Note 30	Interest income and expense

The table below provides the consolidated interest income and expense by accounting categories.

$ millions, for the year ended October 31		Interest income	Interest expense
2021	Measured at amortized cost (1)(2)	$12,816	$2,830
	Debt securities measured at FVOCI (1)	349	n/a
	Other (3)	1,576	452
	Total	$14,741	$3,282
2020	Measured at amortized cost (1)(2)	$15,055	$6,062
	Debt securities measured at FVOCI (1)	685	n/a
	Other (3)	1,782	416
	Total	$17,522	$6,478
2019	Measured at amortized cost (1)	$17,871	$9,824
	Debt securities measured at FVOCI (1)	960	n/a
	Other (3)	1,866	322
	Total	$20,697	$10,146

(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Effective November 1, 2019, includes interest income on sublease-related assets and interest expense on lease liabilities under IFRS 16.
(3)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.

194	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Note 31	Segmented and geographic information

CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.

Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, services and solutions through banking centres, digital, and mobile channels to help make their ambitions a reality.

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.

U.S. Commercial Banking and Wealth Management provides commercial banking and private wealth services across the U.S., as well as personal and small business banking services in four U.S. Midwestern markets and focuses on middle-market and mid-corporate companies and high-net-worth individuals and families.

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked research to our clients around the world. It includes Direct Financial Services which focuses on expanding CIBC’s digitally-enabled capabilities to provide a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.

Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Business unit allocations

Revenue, expenses, and other balance sheet resources related to certain activities are generally allocated to the lines of business within the SBUs.

Treasury activities impact the financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. This market-based cost of funds takes into account the cost of maintaining sufficient regulatory capital to support business requirements, including the cost of preferred shares. Once the interest and liquidity risks inherent in our client-driven assets and liabilities are transfer priced into Treasury, they are managed within CIBC’s risk framework and limits. Consistent with the changes discussed in the “Changes made to our business segments” section, the residual financial results associated with Treasury activities are reported in Corporate and Other. Capital is attributed to the SBUs based on the estimated amount of regulatory capital required to support their businesses, which is intended to consistently measure and align the costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other.

We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

We use a Product Owner/Customer Segment/Distributor Channel allocation management model to measure and report the results of operations of various lines of business within our SBUs. The model uses certain estimates and methodologies to process internal transfers between the impacted lines of business for sales, renewals and trailer commissions as well as certain attributable costs. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.

The non-interest expenses of the functional and support groups are generally allocated to the business lines within the SBUs based on appropriate criteria and methodologies. The basis of allocation is reviewed periodically to reflect changes in support to business lines. Other costs not directly attributable to business lines remain in Corporate and Other.

We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs.

Changes made to our business segments

2021

The following changes were made in the first quarter of 2021:

•

Simplii Financial and CIBC Investor’s Edge, previously reported in Canadian Personal and Business Banking, are now part of the newly-created Direct Financial Services line of business in Capital Markets, along with certain other direct payment services that were previously in Capital Markets. This change was made to align with the mandates of the relevant SBUs.

•

The financial results associated with U.S. treasury activities in U.S. Commercial Banking and Wealth Management are now included within Treasury in Corporate and Other. In addition, the transfer pricing methodology between U.S. Commercial Banking and Wealth Management and Treasury in Corporate and Other has been enhanced. Both changes align the treatment of U.S. Commercial Banking and Wealth Management with our other SBUs, and allow for better management of interest rate and liquidity risks.

These changes impacted the results of our SBUs. Prior period amounts were revised accordingly. There was no impact on consolidated net income resulting from these changes.

CIBC 2021 ANNUAL REPORT	195

Consolidated financial statements

Results by reporting segments and geographic areas

$ millions, for the year ended October 31		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	Canada (1)	U.S. (1)	Caribbean (1)	Other countries (1)
2021	Net interest income (2)	$5,954	$1,291	$1,449	$2,701	$64	$11,459	$9,159	$1,470	$672	$158
	Non-interest income (3)(4)	2,196	3,379	745	1,819	417	8,556	6,230	1,365	622	339
	Total revenue	8,150	4,670	2,194	4,520	481	20,015	15,389	2,835	1,294	497
	Provision for (reversal of) credit losses	350	(39)	(75)	(100)	22	158	320	(165)	21	(18)
	Amortization and impairment (5)	213	27	109	11	657	1,017	812	128	60	17
	Other non-interest expenses	4,201	2,416	1,012	2,106	783	10,518	8,423	1,382	504	209
	Income (loss) before income taxes	3,386	2,266	1,148	2,503	(981)	8,322	5,834	1,490	709	289
	Income taxes (2)	892	601	222	646	(485)	1,876	1,320	381	101	74
	Net income (loss)	$2,494	$1,665	$926	$1,857	$(496)	$6,446	$4,514	$1,109	$608	$215
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$17	$17	$–	$–	$17	$–
	Equity shareholders	2,494	1,665	926	1,857	(513)	6,429	4,514	1,109	591	215
	Average assets (6)(7)	$272,645	$70,070	$46,733	$255,063	$165,110	$809,621	$624,791	$130,302	$36,777	$17,751
2020 (8)	Net interest income (2)	$5,849	$1,248	$1,422	$2,354	$171	$11,044	$8,449	$1,583	$890	$122
	Non-interest income (3)(4)	2,073	2,873	621	1,699	431	7,697	5,243	1,167	616	671
	Total revenue	7,922	4,121	2,043	4,053	602	18,741	13,692	2,750	1,506	793
	Provision for (reversal of) credit losses	1,189	303	487	311	199	2,489	1,648	623	199	19
	Amortization and impairment (5)	230	30	126	10	915	1,311	805	174	312	20
	Other non-interest expenses	4,078	2,149	1,000	1,919	905	10,051	7,991	1,336	530	194
	Income (loss) before income taxes	2,425	1,639	430	1,813	(1,417)	4,890	3,248	617	465	560
	Income taxes (2)	640	437	55	505	(539)	1,098	700	165	89	144
	Net income (loss)	$1,785	$1,202	$375	$1,308	$(878)	$3,792	$2,548	$452	$376	$416
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$2	$2	$–	$–	$2	$–
	Equity shareholders	1,785	1,202	375	1,308	(880)	3,790	2,548	452	374	416
	Average assets (6)(7)	$252,955	$65,839	$48,201	$230,163	$138,334	$735,492	$554,787	$122,721	$33,012	$24,972
2019 (8)	Net interest income (2)	$5,944	$1,205	$1,327	$1,681	$394	$10,551	$7,890	$1,405	$820	$436
	Non-interest income (3)(4)	2,296	2,822	584	1,794	564	8,060	6,008	1,099	643	310
	Total revenue	8,240	4,027	1,911	3,475	958	18,611	13,898	2,504	1,463	746
	Provision for (reversal of) credit losses	889	163	73	160	1	1,286	1,111	173	1	1
	Amortization and impairment (5)	96	8	109	4	621	838	508	139	181	10
	Other non-interest expenses	4,363	2,098	1,005	1,798	754	10,018	7,985	1,290	556	187
	Income (loss) before income taxes	2,892	1,758	724	1,513	(418)	6,469	4,294	902	725	548
	Income taxes (2)	766	471	76	396	(361)	1,348	1,008	139	155	46
	Net income (loss)	$2,126	$1,287	$648	$1,117	$(57)	$5,121	$3,286	$763	$570	$502
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$25	$25	$–	$–	$25	$–
	Equity shareholders	2,126	1,287	648	1,117	(82)	5,096	3,286	763	545	502
	Average assets (6)(7)	$249,545	$62,552	$41,190	$194,115	$92,314	$639,716	$501,066	$99,152	$27,086	$12,412

(1)	Net income and average assets are allocated based on the geographic location where they are recorded.
(2)

U.S. Commercial Banking and Wealth Management and Capital Markets net interest income and income taxes include taxable equivalent basis (TEB) adjustments of nil and $204 million, respectively (2020: nil and $183 million, respectively; 2019: $2 million and $177 million, respectively) with an equivalent offset in Corporate and Other.

(3)

The fee and commission income within non-interest income consists primarily of underwriting and advisory fees, deposit and payment fees, credit fees, card fees, investment management and custodial fees, mutual fund fees and commissions on securities transactions. Underwriting and advisory fees are earned primarily in Capital Markets with the remainder earned in Canadian Commercial Banking and Wealth Management. Deposit and payment fees are earned primarily in Canadian Personal and Business Banking, with the remainder earned mainly in Canadian Commercial Banking and Wealth Management and Corporate and Other. Credit fees are earned primarily in Canadian Commercial Banking and Wealth Management, Capital Markets, and U.S. Commercial Banking and Wealth Management. Card fees are earned primarily in Canadian Personal and Business Banking, with the remainder earned mainly in Corporate and Other. Investment management and custodial fees are earned primarily in Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management, with the remainder earned mainly in Corporate and Other. Mutual fund fees are earned primarily in Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management. Commissions on securities transactions are earned primarily in Capital Markets and Canadian Commercial Banking and Wealth Management.

(4)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(5)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(6)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(7)	Average balances are calculated as a weighted average of daily closing balances.
(8)	Certain prior period information has been revised. See the “Changes made to our business segments” section for additional details.

196	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

The following table provides a breakdown of revenue from our reporting segments:

$ millions, for the year ended October 31	2021	2020 (1)	2019 (1)
Canadian Personal and Business Banking	$8,150	$7,922	$8,240
Canadian Commercial Banking and Wealth Management
Commercial banking	$1,827	$1,663	$1,633
Wealth management	2,843	2,458	2,394
	$4,670	$4,121	$4,027
U.S. Commercial Banking and Wealth Management (2)
Commercial banking	$1,444	$1,421	$1,300
Wealth management (3)	750	622	611
	$2,194	$2,043	$1,911
Capital Markets (2)
Global markets	$2,076	$1,999	$1,583
Corporate and investment banking	1,616	1,344	1,231
Direct financial services	828	710	661
	$4,520	$4,053	$3,475
Corporate and Other (2)
International banking	$687	$734	$798
Other	(206)	(132)	160
	$481	$602	$958

(1)	Certain prior period information has been revised. See the “Changes made to our business segments” section for additional details.
(2)

U.S. Commercial Banking and Wealth Management and Capital Markets revenue includes a TEB adjustment of nil and $204 million, respectively (2020: nil and $183 million, respectively; 2019: $2 million and $177 million, respectively) with an equivalent offset in Corporate and Other.

(3)	Includes revenue related to the U.S. Paycheck Protection Program.

Note 32	Future accounting policy changes

IFRS 17 “Insurance Contracts” (IFRS 17)

IFRS 17 “Insurance Contracts” (IFRS 17), issued in May 2017, replaces IFRS 4 “Insurance Contracts”. On June 25, 2020, the IASB issued amendments to IFRS 17 partly aimed at helping companies implement the standard. IFRS 17, incorporating the amendments, is effective for annual reporting periods beginning on or after January 1, 2023, which for us will be November 1, 2023. IFRS 17 provides comprehensive guidance on the recognition, measurement, presentation and disclosure of insurance contracts we issue and reinsurance contracts we hold.

We continue to prepare for the implementation of IFRS 17, which is overseen by an Executive Steering Committee. Significant progress has been made in evaluating the required changes to our accounting and actuarial policies resulting from the adoption of IFRS 17. We plan to implement the required technology solution to support the new requirements in the upcoming year.

CIBC 2021 ANNUAL REPORT	197

Quarterly review

Condensed consolidated statement of income

	2021				2020
Unaudited, $ millions, for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Net interest income	$2,980	$2,893	$2,747	$2,839	$2,792	$2,729	$2,762	$2,761
Non-interest income	2,084	2,163	2,185	2,124	1,808	1,979	1,816	2,094
Total revenue	5,064	5,056	4,932	4,963	4,600	4,708	4,578	4,855
Provision for (reversal of) credit losses	78	(99)	32	147	291	525	1,412	261
Non-interest expenses	3,135	2,918	2,756	2,726	2,891	2,702	2,704	3,065
Income before income taxes	1,851	2,237	2,144	2,090	1,418	1,481	462	1,529
Income taxes	411	507	493	465	402	309	70	317
Net income	$1,440	$1,730	$1,651	$1,625	$1,016	$1,172	$392	$1,212
Net income (loss) attributable to non-controlling interests	$4	$5	$4	$4	$1	$2	$(8)	$7
Preferred shareholders and other equity instrument holders	47	30	51	30	30	31	30	31
Common shareholders	1,389	1,695	1,596	1,591	985	1,139	370	1,174
Net income attributable to equity shareholders	$1,436	$1,725	$1,647	$1,621	$1,015	$1,170	$400	$1,205

Condensed consolidated balance sheet

	2021				2020
Unaudited, $ millions, as at	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Assets
Cash and deposits with banks	$56,997	$50,296	$47,197	$63,293	$62,518	$68,422	$55,471	$20,731
Securities	161,401	157,478	155,122	150,493	149,046	144,344	133,806	129,349
Securities borrowed or purchased under resale agreements	79,940	76,206	74,679	75,953	74,142	62,060	71,706	63,904
Loans
Residential mortgages	251,526	245,045	234,747	226,594	221,165	216,469	213,254	209,792
Personal and credit card	53,031	52,101	53,004	52,680	53,611	53,150	53,541	55,565
Business and government	150,213	144,130	136,567	134,863	135,546	138,496	147,855	129,539
Allowance for credit losses	(2,849)	(2,926)	(3,200)	(3,484)	(3,540)	(3,347)	(3,064)	(1,948)
Derivative instruments	35,912	34,360	35,313	34,165	32,730	43,476	40,319	25,251
Customers’ liability under acceptances	10,958	10,817	11,002	10,322	9,606	9,689	8,993	9,505
Other assets	40,554	38,560	38,447	38,029	34,727	35,786	37,255	30,430
	$837,683	$806,067	$782,878	$782,908	$769,551	$768,545	$759,136	$672,118
Liabilities and equity
Deposits
Personal	$213,932	$210,683	$207,028	$206,090	$202,152	$197,409	$194,080	$182,773
Business and government	344,388	332,974	313,201	310,445	311,426	311,628	290,800	264,775
Bank	20,246	18,708	17,140	18,666	17,011	16,405	17,497	11,928
Secured borrowings	42,592	40,604	39,194	38,726	40,151	40,693	41,411	38,423
Derivative instruments	32,101	29,291	34,121	32,158	30,508	42,875	41,188	25,380
Acceptances	10,961	10,879	11,071	10,380	9,649	9,802	9,051	9,568
Obligations related to securities lent or sold short or under repurchase agreements	97,133	90,059	89,594	97,743	89,440	82,765	96,288	76,188
Other liabilities	24,961	22,931	23,196	22,078	22,167	21,047	23,750	19,158
Subordinated indebtedness	5,539	5,653	5,653	4,693	5,712	5,822	4,818	4,695
Equity	45,830	44,285	42,680	41,929	41,335	40,099	40,253	39,230
	$837,683	$806,067	$782,878	$782,908	$769,551	$768,545	$759,136	$672,118

198	CIBC 2021 ANNUAL REPORT

Select financial measures

	2021				2020
Unaudited, as at or for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Return on common shareholders’ equity	13.4%	17.1%	17.1%	17.0%	10.7%	12.1%	4.0%	13.1%
Return on average assets (1)	0.68%	0.85%	0.85%	0.81%	0.52%	0.62%	0.22%	0.71%
Average common shareholders’ equity ($ millions) (1)	$40,984	$39,263	$38,189	$37,067	$36,762	$37,360	$37,386	$35,671
Average assets ($ millions) (1)	$835,931	$806,768	$795,373	$799,948	$778,933	$757,589	$725,701	$679,531
Average assets to average common equity (1)	20.4	20.5	20.8	21.6	21.2	20.3	19.4	19.0
Capital and leverage
CET1 ratio	12.4%	12.3%	12.4%	12.3%	12.1%	11.8%	11.3%	11.3%
Tier 1 capital ratio	14.1%	13.7%	13.9%	13.8%	13.6%	13.0%	12.5%	12.5%
Total capital ratio	16.2%	16.0%	16.2%	15.8%	16.1%	15.4%	14.5%	14.5%
Leverage ratio	4.7%	4.6%	4.7%	4.7%	4.7%	4.6%	4.5%	4.3%
Net interest margin	1.41%	1.42%	1.42%	1.41%	1.43%	1.43%	1.55%	1.62%
Operating leverage	1.7%	(0.6)%	5.8%	13.3%	(5.5)%	(1.7)%	(3.7)%	(4.7)%
Efficiency ratio	61.9%	57.7%	55.9%	54.9%	62.9%	57.4%	59.1%	63.1%

(1)	Average balances are calculated as a weighted average of daily closing balances.

Common share information

	2021				2020
Unaudited, as at or for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Weighted-average basic shares outstanding (thousands)	450,469	449,590	448,455	447,281	446,321	445,416	444,739	445,248
Per share
– basic earnings	$3.08	$3.77	$3.56	$3.56	$2.21	$2.56	$0.83	$2.64
– diluted earnings	3.07	3.76	3.55	3.55	2.20	2.55	0.83	2.63
– dividends	1.46	1.46	1.46	1.46	1.46	1.46	1.46	1.44
– book value (1)	91.66	90.06	86.70	85.24	84.05	83.17	83.67	81.38
Closing share price (2)	150.17	145.07	127.78	108.98	99.38	92.73	82.48	107.92
Dividend payout ratio	47.3%	38.7%	41.0%	41.1%	66.2%	57.1%	176.0%	54.6%

(1)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
(2)	The high and low price during the period, and closing price on the last trading day of the period, on the TSX.

CIBC 2021 ANNUAL REPORT	199

Ten-year statistical review

Condensed consolidated statement of income

Unaudited, $ millions, for the year ended October 31	2021	2020	2019	2018	2017	2016	2015	2014	2013	2012
Net interest income	$11,459	$11,044	$10,551	$10,065	$8,977	$8,366	$7,915	$7,459	$7,453	$7,326
Non-interest income	8,556	7,697	8,060	7,769	7,303	6,669	5,941	5,904	5,252	5,159
Total revenue	20,015	18,741	18,611	17,834	16,280	15,035	13,856	13,363	12,705	12,485
Provision for credit losses	158	2,489	1,286	870	829	1,051	771	937	1,121	1,291
Non-interest expenses	11,535	11,362	10,856	10,258	9,571	8,971	8,861	8,512	7,608	7,202
Income before income taxes	8,322	4,890	6,469	6,706	5,880	5,013	4,224	3,914	3,976	3,992
Income taxes	1,876	1,098	1,348	1,422	1,162	718	634	699	626	689
Net income	$6,446	$3,792	$5,121	$5,284	$4,718	$4,295	$3,590	$3,215	$3,350	$3,303
Net income (loss) attributable to non-controlling interests	$17	$2	$25	$17	$19	$20	$14	$(3)	$(2)	$9
Preferred shareholders and other equity instrument holders	158	122	111	89	52	38	45	87	99	158
Common shareholders	6,271	3,668	4,985	5,178	4,647	4,237	3,531	3,131	3,253	3,136
Net income attributable to equity shareholders	$6,429	$3,790	$5,096	$5,267	$4,699	$4,275	$3,576	$3,218	$3,352	$3,294

Condensed consolidated balance sheet

Unaudited, $ millions, as at October 31	2021	2020	2019	2018	2017	2016	2015	2014	2013	2012
Assets
Cash and deposits with banks	$56,997	$62,518	$17,359	$17,691	$14,152	$14,165	$18,637	$13,547	$6,379	$4,727
Securities	161,401	149,046	121,310	101,664	93,419	87,423	74,982	59,542	71,984	65,334
Securities borrowed or purchased under resale agreements	79,940	74,142	59,775	48,938	45,418	33,810	33,334	36,796	28,728	28,474
Loans
Residential mortgages	251,526	221,165	208,652	207,749	207,271	187,298	169,258	157,526	150,938	150,056
Personal and credit card	53,031	53,611	56,406	55,731	53,315	50,373	48,321	47,087	49,213	50,476
Business and government	150,213	135,546	125,798	109,555	97,766	71,437	65,276	56,075	48,207	43,624
Allowance for credit losses	(2,849)	(3,540)	(1,915)	(1,639)	(1,618)	(1,691)	(1,670)	(1,660)	(1,698)	(1,860)
Derivative instruments	35,912	32,730	23,895	21,431	24,342	27,762	26,342	20,680	19,947	27,039
Customers’ liability under acceptances	10,958	9,606	9,167	10,265	8,824	12,364	9,796	9,212	9,720	10,436
Other assets	40,554	34,727	31,157	25,714	22,375	18,416	19,033	16,098	14,588	14,813
	$837,683	$769,551	$651,604	$597,099	$565,264	$501,357	$463,309	$414,903	$398,006	$393,119
Liabilities and equity
Deposits
Personal	$213,932	$202,152	$178,091	$163,879	$159,327	$148,081	$137,378	$130,085	$125,034	$118,153
Business and government	344,388	311,426	257,502	240,149	225,622	190,240	178,850	148,793	134,736	125,055
Bank	20,246	17,011	11,224	14,380	13,789	17,842	10,785	7,732	5,592	4,723
Secured borrowings	42,592	40,151	38,895	42,607	40,968	39,484	39,644	38,783	49,802	52,413
Derivative instruments	32,101	30,508	25,113	20,973	23,271	28,807	29,057	21,841	19,724	27,091
Acceptances	10,961	9,649	9,188	10,296	8,828	12,395	9,796	9,212	9,721	10,481
Obligations related to securities lent or sold short or under repurchase agreements	97,133	89,440	69,258	47,353	43,708	24,550	20,149	23,764	20,313	21,259
Capital Trust securities (1)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1,678
Other liabilities	24,961	22,167	19,069	18,266	15,305	12,919	12,223	10,932	10,862	11,076
Subordinated indebtedness	5,539	5,712	4,684	4,080	3,209	3,366	3,874	4,978	4,228	4,823
Non-controlling interests	182	181	186	173	202	201	193	164	175	170
Shareholders’ equity	45,648	41,154	38,394	34,943	31,035	23,472	21,360	18,619	17,819	16,197
	$837,683	$769,551	$651,604	$597,099	$565,264	$501,357	$463,309	$414,903	$398,006	$393,119

(1)	Commencing November 1, 2012, CIBC Capital Trust was deconsolidated.
n/a	Not applicable.

200	CIBC 2021 ANNUAL REPORT

Select financial measures

Unaudited, as at or for the year ended October 31	2021	2020	2019	2018	2017	2016	2015	2014	2013	2012
Return on equity	16.1%	10.0%	14.5%	16.6%	18.3%	19.9%	18.7%	18.3%	21.4%	22.2%
Return on average assets (1)	0.80%	0.52%	0.80%	0.88%	0.87%	0.84%	0.79%	0.78%	0.83%	0.83%
Average common shareholders’ equity ($ millions) (1)	$38,881	$36,792	$34,467	$31,184	$25,393	$21,275	$18,857	$17,067	$15,167	$14,116
Average assets ($ millions) (1)	$809,621	$735,492	$639,716	$598,441	$542,365	$509,140	$455,324	$411,481	$403,546	$397,155
Average assets to average common equity (1)	20.8	20.0	18.6	19.2	21.4	23.9	24.1	24.1	26.6	28.1
Capital and leverage – Basel III
CET1 ratio	12.4%	12.1%	11.6%	11.4%	10.6%	11.3%	10.8%	10.3%	9.4%	n/a
Tier 1 capital ratio	14.1%	13.6%	12.9%	12.9%	12.1%	12.8%	12.5%	12.2%	11.6%	n/a
Total capital ratio	16.2%	16.1%	15.0%	14.9%	13.8%	14.8%	15.0%	15.5%	14.6%	n/a
Leverage ratio	4.7%	4.7%	4.3%	4.3%	4.0%	4.0%	3.9%	n/a	n/a	n/a
Basel II
Tier 1 capital ratio	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	13.8%
Total capital ratio	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	17.3%
Net interest margin	1.42%	1.50%	1.65%	1.68%	1.66%	1.64%	1.74%	1.81%	1.85%	1.84%
Operating leverage	5.3%	(4.0)%	(1.5)%	2.4%	1.6%	7.3%	(0.4)%	(6.7)%	(3.9)%	4.2%
Efficiency ratio	57.6%	60.6%	58.3%	57.5%	58.8%	59.7%	63.9%	63.7%	59.9%	57.7%

(1)	Average balances are calculated as a weighted average of daily closing balances.
n/a	Not applicable.

Condensed consolidated statement of changes in equity

Unaudited, $ millions, for the year ended October 31	2021	2020	2019	2018		2017	2016	2015	2014	2013	2012
Balance at beginning of year	$41,335	$38,580	$35,116	$31,237		$23,673	$21,553	$18,783	$17,994	$16,367	$16,091
Adjustment for change in accounting policy	–	148 (1)	6 (2)	(91	) (3)	–	–	–	– (4)	7 (5)	(180)
Premium on purchase of common shares	–	(166)	(79)	(313)		–	(209)	(9)	(250)	(422)	(118)
Premium on redemption of preferred shares	–	–	–	–		–	–	–	–	–	(30)
Changes in share capital
Preferred and other equity instruments	750	750	575	453		797	–	(31)	(675)	–	(1,050)
Common	443	317	348	695		4,522	213	31	29	(16)	393
Changes in contributed surplus	(7)	(8)	(11)	(1)		65	(4)	1	(7)	(3)	(8)
Changes in OCI	(339)	647	122	317		(338)	(248)	933	145	325	(435)
Net income	6,429	3,790	5,096	5,267		4,699	4,275	3,576	3,218	3,352	3,294
Dividends and distributions
Preferred and other equity instruments	(158)	(122)	(111)	(89)		(52)	(38)	(45)	(87)	(99)	(128)
Common	(2,622)	(2,592)	(2,488)	(2,356)		(2,121)	(1,879)	(1,708)	(1,567)	(1,523)	(1,470)
Non-controlling interests	1	(5)	13	(25)		1	8	29	(11)	5	8
Other	(2)	(4)	(7)	22		(9)	2	(7)	(6)	1	–
Balance at end of year	$ 45,830	$41,335	$38,580	$35,116		$31,237	$23,673	$21,553	$18,783	$17,994	$16,367

(1)	Represents the impact of adoption of IFRS 16 “Leases”.
(2)	Represents the impact of adoption of IFRS 15 “Revenue from Contracts with Customers”.
(3)	Represents the impact of adoption of IFRS 9 “Financial Instruments”.
(4)	Represents the impact of adoption of IFRS 10 “Consolidated Financial Statements”.
(5)	Represents the impact of adoption of amendments to IAS 19 “Employee Benefits”.

CIBC 2021 ANNUAL REPORT	201

Common share information

Unaudited, as at or for the year ended October 31	2021	2020	2019	2018		2017	2016	2015	2014	2013	2012
Weighted-average number basic shares outstanding (thousands)	448,953	445,435	444,324	443,082	(1)	412,636	395,389	397,213	397,620	400,880	403,685
Per share
– basic earnings	$13.97	$8.23	$11.22	$11.69		$11.26	$10.72	$8.89	$7.87	$8.11	$7.77
– diluted earnings	13.93	8.22	11.19	11.65		11.24	10.70	8.87	7.86	8.11	7.76
– dividends	5.84	5.82	5.60	5.32		5.08	4.75	4.30	3.94	3.80	3.64
– book value (2)	91.66	84.05	79.87	73.83		66.55	56.59	51.25	44.30	40.36	35.83
Closing share price (3)	150.17	99.38	112.31	113.68		113.56	100.50	100.28	102.89	88.70	78.56
Dividend payout ratio	41.8%	70.7%	49.9%	45.5%		45.6%	44.3%	48.4%	50.0%	46.8%	46.9%

(1)

Excludes 2,010,890 common shares which were issued and outstanding but which had not been acquired by a third-party as at October 31, 2017. These shares were issued as a component of our acquisition of The PrivateBank.

(2)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of year.
(3)	The high and low price during the year, and closing price on the last trading day of the year, on the TSX.

Preferred shares and other equity instruments(1)

Unaudited, for the year ended October 31	2021	2020	2019	2018	2017	2016	2015	2014	2013	2012
Preferred shares
Class A
Series 18	$–	$–	$–	$–	$–	$–	$–	$–	$–	$1.3694
Series 19	–	–	–	–	–	–	–	–	–	–
Series 23	–	–	–	–	–	–	–	–	–	–
Series 26	–	–	–	–	–	–	–	1.4375	1.4375	1.4375
Series 27	–	–	–	–	–	–	0.3500	1.4000	1.4000	1.4000
Series 28	–	–	–	–	–	–	–	–	–	–
Series 29	–	–	–	–	–	–	0.6750	1.3500	1.3500	1.3500
Series 30	–	–	–	–	–	–	–	–	–	–
Series 31	–	–	–	–	–	–	–	–	–	0.2938
Series 32	–	–	–	–	–	–	–	–	–	0.5625
Series 33	–	–	–	–	–	–	–	1.0031	1.3375	1.3375
Series 35	–	–	–	–	–	–	–	0.8125	1.6250	1.6250
Series 37	–	–	–	–	–	–	–	1.2188	1.6250	1.6250
Series 39	0.9283	0.9283	0.9633	0.9750	0.9750	0.9750	0.9750	0.3793	–	–
Series 41	0.9773	0.9673	0.9375	0.9375	0.9375	0.9375	0.8203	–	–	–
Series 43	0.7858	0.8714	0.9000	0.9000	0.9000	0.9000	0.5764	–	–	–
Series 45	1.1000	1.1000	1.1000	1.1000	0.4551	–	–	–	–	–
Series 47	1.1250	1.1250	1.1250	0.8769	–	–	–	–	–	–
Series 49	1.3000	1.3000	0.9990	–	–	–	–	–	–	–
Series 51	1.2875	1.2875	0.5256	–	–	–	–	–	–	–
Other equity instruments
Limited Recourse Capital Notes (2)
Series 1	4.375%	4.375%	–%	–%	–%	–%	–%	–%	–%	–%
Series 2	4.000%	–%	–%	–%	–%	–%	–%	–%	–%	–%

(1)	The dividends and distributions are adjusted for the number of days during the year that the share and other equity instruments are outstanding at the time of issuance and redemption.
(2)	Represents the annual interest rate percentage applicable to the LRCNs issued as at October 31 for each respective year.

202	CIBC 2021 ANNUAL REPORT

Shareholder information

Fiscal Year

November 1st to October 31st

Key Dates

Reporting dates 2022

First quarter results – Friday, February 25, 2022

Second quarter results – Thursday, May 26, 2022

Third quarter results – Thursday, August 25, 2022

Fourth quarter results – Thursday, December 1, 2022

Annual Meeting of Shareholders 2022

CIBC’s Annual Meeting of Shareholders will be held on April 7, 2022. For more details, please visit our Annual Meeting webpage at https://www.cibc.com/en/about-cibc/investor-relations/annual-meeting.html.

Common shares of CIBC (CM) are listed on the Toronto Stock Exchange and the New York Stock Exchange. Preferred shares are listed on the Toronto Stock Exchange.

Dividends

Quarterly dividends were paid on CIBC common and preferred shares in 2021:

Common shares

Record date	Payment date	Dividends per share	Number of common shares on record date
Sep 28/21	Oct 28/21	$1.46	450,483,543
Jun 28/21	Jul 28/21	$1.46	449,702,743
Mar 29/21	Apr 28/21	$1.46	448,685,825
Dec 29/20	Jan 28/21	$1.46	447,366,726

Preferred shares

Stock	Series 39	Series 41	Series 43	Series 45	Series 47	Series 49	Series 51
Ticker symbol	CM.PR.O	CM.PR.P	CM.PR.Q	CM.PR.R	CM.PR.S	CM.PR.T	CM.PR.Y
Quarterly dividend	$0.232063	$0.244313	$0.196438	$0.275000	$0.281250	$0.325000	$0.321875

2022 dividend payment dates

(Subject to approval by the CIBC Board of Directors)

Record dates	Payment dates
December 29, 2021	January 28, 2022
March 28, 2022	April 28, 2022
June 28, 2022	July 28, 2022
September 28, 2022	October 28, 2022

Eligible dividends

CIBC designates any and all dividends paid or deemed for Canadian federal, provincial or territorial income tax purposes to be paid on or after January 1, 2006 to be “eligible dividends”, unless otherwise indicated in respect of dividends paid subsequent to this notification, and hereby notifies all recipients of such dividends of this designation.

Regulatory capital

Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at https://www.cibc.com/en/about-cibc/investor-relations/regulatory-capital-instruments.html.

Credit ratings

Credit rating information can be found on page 77 in this Annual Report.

Shareholder investment plan

All Canadian and U.S. resident registered holders of CIBC common shares and designated Class A preferred shares may participate in one or more of the following options and pay no brokerage commissions or service charges:

Dividend reinvestment option – Canadian residents may have dividends reinvested in additional CIBC common shares.

Share purchase option – Canadian residents may purchase up to $50,000 of additional CIBC common shares during the fiscal year.

Stock dividend option – U.S. residents may elect to receive stock dividends on CIBC common shares.

Further information is available through TSX Trust Company (Canada) (formerly AST Trust Company) and on the CIBC website at www.cibc.com.

Transfer agent and registrar

For information relating to shareholdings, shareholder investment plan, dividends, direct dividend deposit, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:

CIBC 2021 ANNUAL REPORT	203

TSX Trust Company (Canada), P.O. Box 700, Postal Station B, Montreal, QC, H3B 3K3

416 682-3860 or 1 800 258-0499 (Canada and the U.S. only), Fax 1 888 249-6189, Email: inquiries@astfinancial.com,

Website: www.astfinancial.com/ca.

Common and preferred shares are transferable in Canada at the offices of our agent, TSX Trust Company (Canada), in Toronto, Montreal, Calgary and Vancouver.

In the U.S., common shares are transferable at:

Computershare Inc., By Mail: P.O. Box 505000 Louisville, KY 40233; By Overnight Delivery: 462 S. 4th St. Suite 1600, Louisville, KY 40202, 1 800 589-9836, Website: www.computershare.com/investor.

Registered shareholders can opt to have their shares recorded electronically in the Direct Registration System (DRS). Please contact our transfer agent for details.

How to reach us:

CIBC Head Office 81 Bay Street, CIBC Square, Toronto, Ontario, Canada M5J 0E7 SWIFT code: CIBCCATT Website: www.cibc.com	Investor Relations Email: Mailbox.InvestorRelations@cibc.com	Corporate Secretary Email: corporate.secretary@cibc.com	Office of the CIBC Ombudsman Toll-free across Canada: 1 800 308-6859 Toronto: 416 861-3313 Email: ombudsman@cibc.com

CIBC Telephone Banking Toll-free across Canada: 1 800 465-2422	Communications and Public Affairs Email: Mailbox.Communications@cibc.com	Client Care Toll-free across Canada: 1 800 465-2255 Email: client.care@cibc.com

Where to find more information

CIBC Annual Report 2021

Additional print copies of the Annual Report will be available in March 2022 and may be obtained by emailing Mailbox.InvestorRelations@cibc.com. The Annual Report is also available online at www.cibc.com/ca/investor-relations/annual-reports.html.

Des exemplaires supplémentaires du Rapport annuel seront disponibles en mars 2022 et peuvent être commandés par courriel à relationsinvestisseurs@cibc.com. Le Rapport annuel est aussi disponible à l’adresse www.cibc.com/ca/investor-relations/annual-reports-fr.html.

CIBC Sustainability Report and Public Accountability Statement 2021

This report reviews our economic, environmental, social and governance activities over the past year and will be available in March 2022 at https://www.cibc.com/en/about-cibc/corporate-responsibility.html.

Management Proxy Circular 2022

The Management Proxy Circular contains information for shareholders about CIBC’s annual meeting, including information relating to the election of CIBC’s directors, appointment of auditors and shareholder proposals, as well as other matters. The 2022 Proxy Circular will be available in March 2022 at www.cibc.com.

Corporate Governance

CIBC’s Statement of Corporate Governance Practices describes the governance framework that guides the Board and management in fulfilling their obligations to CIBC and our shareholders. This statement and other information on Corporate Governance at CIBC, including our CIBC Code of Conduct for all employees and Directors, can be found on our corporate website at www.cibc.com/ca/inside-cibc/governance/governance-practices.html.

Regulatory Filings

In Canada with the Canadian Securities Administrators at www.sedar.com.

In the U.S. with the U.S. Securities and Exchange Commission at www.sec.gov/edgar.shtml.

Incorporation

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961.

The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.

Trademarks

Trademarks used in this Annual Report which are owned by Canadian Imperial Bank of Commerce, or its subsidiaries in Canada and/or other countries include, “CIBC Agility”, “CIBC Bank USA Smart Account”, the CIBC logo, “CIBC eDeposit”, “CIBC FirstCaribbean International Bank”, “CIBC ForeignCash Online”, “CIBC Global Money Transfer”, “CIBC GoalPlanner”, “CIBC Investor’s Edge”, “CIBC Miracle Day”, “CIBC Mobile Banking”, “CIBC Pace It”, “CIBC Personal Portfolio Services”, “CIBC Private Wealth Management”, “CIBC Smart”, “CIBC SmartBanking”, “CIBC Team Next”, “Simplii Financial” and “Wood Gundy”. All other trademarks mentioned in this annual report which are not owned by Canadian Imperial Bank of Commerce or its subsidiaries, are the property of their respective owners.

204	CIBC 2021 ANNUAL REPORT

Board of Directors:

Katharine B. Stevenson Chair of the Board CIBC Corporate Director Toronto, Ontario, Canada Joined in 2011	Charles J. G. Brindamour (RMC) Chief Executive Officer Intact Financial Corporation Toronto, Ontario, Canada Joined in 2020	Nanci E. Caldwell (MRCC) Corporate Director Woodside, California, U.S.A. Joined in 2015	Michelle L. Collins (AC) President Cambium LLC Chicago, Illinois, U.S.A. Joined in 2017

Patrick D. Daniel (CGC, MRCC) Corporate Director Calgary, Alberta, Canada Joined in 2009	Luc Desjardins (AC) President and Chief Executive Officer Superior Plus Corp. Toronto, Ontario, Canada Joined in 2009	Victor G. Dodig President and Chief Executive Officer CIBC Toronto, Ontario, Canada Joined in 2014	Kevin J. Kelly (MRCC – Chair) Corporate Director Toronto, Ontario, Canada Joined in 2013

Christine E. Larsen (RMC) Corporate Director Montclair, New Jersey, U.S.A. Joined in 2016	Nicholas D. Le Pan (AC – Chair) Corporate Director Ottawa, Ontario, Canada Joined in 2008	Mary Lou Maher (RMC) Corporate Director Toronto, Ontario, Canada Joined in 2021

Jane L. Peverett (AC, CGC – Chair) Corporate Director West Vancouver, British Columbia, Canada Joined in 2009	Martine Turcotte (CGC, MRCC) Corporate Director Verdun, Québec, Canada Joined in 2014	Barry L. Zubrow (CGC, RMC – Chair) Chief Executive Officer ITB LLC West Palm Beach, Florida, U.S.A. Joined in 2015

AC – Audit Committee

CGC – Corporate Governance Committee

MRCC – Management Resources and Compensation Committee

RMC – Risk Management Committee

CIBC 2021 ANNUAL REPORT	205

CIBC www.cibc.com